Filed pursuant to Rule 424(b)(1)
Registration No. 333-127372
11,072,000 Shares
Brookdale Senior Living Inc.
Common Stock

       This is an initial public offering of shares of common stock of Brookdale Senior Living Inc.
       Brookdale Senior Living Inc. is offering 6,900,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 4,172,000 shares. Brookdale Senior Living Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. After this offering, new investors will own approximately 17% of the Company’s common stock and Fortress Investment Holdings LLC will beneficially own over 65% of the Company’s common stock.
       Prior to this offering, there has been no public market for the common stock. The public offering price per share will be $19.00. Brookdale Senior Living Inc.’s common stock has been approved for listing on the New York Stock Exchange under the symbol “BKD.”
       See “Risk Factors” on page 12 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$19.00	$210,368,000
Underwriting discount	$1.33	$14,725,760
Proceeds, before expenses, to Brookdale	$17.67	$121,923,000
Proceeds, before expenses, to the selling stockholders	$17.67	$73,719,240
       To the extent that the underwriters sell more than 11,072,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,660,800 shares from Brookdale at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on November 28, 2005.

Goldman, Sachs & Co.	Lehman Brothers

Citigroup	UBS Investment Bank

Prospectus dated November 21, 2005.

       This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

PROSPECTUS SUMMARY
       This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context suggests otherwise, references in this prospectus to “Brookdale,” the “Company,” “we,” “us” and “our” refer to Brookdale Senior Living Inc. and its subsidiaries and predecessor entities. References in this prospectus to “Fortress” refer to Fortress Investment Holdings LLC and certain of its affiliates. Unless the context suggests otherwise, references in this prospectus to our financial and operating information is intended to be pro forma for the formation transactions described in “Business — History.”
Brookdale Senior Living Inc.
       We are the third largest operator of senior living facilities in the United States based on total capacity with 380 facilities in 32 states and the ability to serve over 30,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of September 30, 2005, we operated 81 independent living facilities with 14,619 units, 291 assisted living facilities with 12,342 beds, seven continuing care retirement communities, or CCRCs, with 3,005 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of September 30, 2005, our facilities were on average 89.0% occupied. We generate over 97% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the nine months ended September 30, 2005, 20.7% of our revenues were generated from owned facilities, 78.8% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.
       We were formed in June 2005 for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra. BLC and Alterra have been operating independently since 1986 and 1981, respectively. Since December 2003, BLC and Alterra have been under the common control of Fortress. In connection with the purchase of Alterra by FEBC-ALT Investors LLC, or FEBC-ALT Investors, an affiliate of Fortress, Emeritus Corporation, or Emeritus, and NW Select LLC, or NW Select, Alterra emerged from Chapter 11 bankruptcy reorganization in December 2003, approximately 11 months after filing a voluntary petition for bankruptcy reorganization. Fortress is not selling any shares of common stock in this offering. Following this offering, Fortress will beneficially own 43,157,000 shares, or over 65%, of our common stock.
       We plan to grow our revenue and operating income through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including those created by the BLC and Alterra combination. Given the size and breadth of our nationwide platform, we believe that we are well positioned to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living, CCRC and skilled nursing assets. Since January 2001, we have begun leasing or acquired the ownership or management of 53 senior living facilities with approximately 11,100 units/beds. In 2005, we acquired 15 senior living facilities with 4,077 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and two additional facilities with an aggregate of 422 units/beds, which were sold in the third quarter of 2005, one of which we continue to manage.
       We believe that the senior living industry is the preferred alternative to meet the growing demand for a cost-effective residential setting in which to care for the elderly who cannot, or as a lifestyle choice choose not to, live independently due to physical or cognitive frailties and who may, as a result, require assistance with some of the activities of daily living or the availability of nursing or other medical care. Housing alternatives for seniors include a broad spectrum of senior living service and care options, including independent living, assisted living, memory care and skilled nursing care. More specifically, senior living consists of a combination of housing and the availability of 24-hour a day personal support services and assistance with certain activities of daily living.
       Our facilities are predominantly concentrated in the independent and assisted living portion of the senior housing continuum as depicted below:
SENIOR HOUSING CONTINUUM OF CARE
       We believe that factors contributing to the growth of the senior living industry include: (i) the aging of the U.S. population; (ii) consumer preference for greater independence in a residential setting as compared to institutional settings, such as skilled nursing facilities; and (iii) the decreasing ability of relatives to, or choice by relatives not to, provide care for the elderly in the home.
       We incurred net losses of approximately $19.0 million and $26.8 million for the three and nine months ended September 30, 2005, and approximately $9.8 million and $9.0 million for the years ended December 31, 2004 and 2003, respectively.
Industry Trends
       The senior living industry has evolved to meet the growing demand for senior care generated by an aging population demanding new and better housing alternatives. We believe that we are well positioned to capitalize on a number of trends in the senior living industry, including:

•	An increasing number of seniors with longer life expectancies and financial resources to support a private pay model. As a result of the expected increase in the number of seniors as a percentage of the total U.S. population over the next 25 years, we believe that the demand for service-based senior housing will increase and that seniors increasingly will have the ability to afford senior living services.

•	Fragmentation in the industry provides significant acquisition and consolidation opportunities. The senior housing industry is highly fragmented and we believe that this fragmentation provides significant acquisition and consolidation opportunities.

•	Majority of independent and assisted living revenue growth generated from private pay sources.

•	Favorable and improving supply and demand balance. We believe that increasing life expectancies and the declining amount of new senior living units under construction create a favorable and improving supply and demand balance.

Growth Strategy
       Our objective is to increase our revenues, Adjusted EBITDA, Cash From Facility Operations and dividends per share of our common stock, while remaining one of the premier senior living providers in the United States. Key elements of our strategy to achieve these objectives include:

•	Organic growth in our existing operations. We plan to grow our existing operations by:

•	increasing revenues through a combination of occupancy growth and resident fee increases as a result of growing demand for senior living facilities. For the 343 facilities we have owned, leased or managed since 2003 (excluding four development facilities), for the nine months ended September 30, 2005 our facility operating income has increased 8.2% on an annualized basis and, including the four development facilities, our facility operating income has increased approximately 9.4% on an annualized basis; and

•	taking advantage of our sophisticated operating and marketing expertise to retain existing residents and attract new residents to our facilities.

•	Growth through operating efficiencies. Our geographic footprint and centralized infrastructure provide us with a significant cost advantage over local and regional operators of senior living facilities, which enables us to achieve economies of scale with respect to the goods and services we purchase. In connection with the combination of BLC and Alterra, we have undertaken several cost initiatives which we expect will result in recurring operating and general and administrative expense savings, net of additional recurring costs expected to be incurred as a public company, of between approximately $11.0 million and $13.0 million per year. We began to realize a portion of these savings prior to the completion of our formation transactions in September 2005 and expect to realize the remainder following the combination.

•	Growth through the acquisition and consolidation of asset portfolios and other senior living companies. We plan to selectively purchase existing operating companies and facilities where we can improve service delivery, occupancy rates and cash flow.

•	Expansion of existing facilities where economically advantageous.
Competitive Strengths
       We believe our nationwide network of senior living facilities is well positioned to benefit from the growth and increasing demand in the industry. Some of our most significant competitive strengths are:

•	Skilled management team with extensive experience. Our senior management team has extensive experience in acquiring, operating and managing a broad range of senior living assets.

•	Proven track record of successful acquisitions. Our experience in acquiring senior living facilities enables us to consider a wide range of acquisition targets, and we believe our expertise enables us to integrate new facilities into our operating platform with minimal disruption to our current operations.

•	High-quality purpose-built facilities. We operate a nationwide base of 380 purpose-built facilities in 32 states, including 65 facilities in eight of the top ten standard metropolitan statistical areas, or SMSAs. The average age of our facilities is 9.9 years.

•	Ability to provide a broad spectrum of care. Given our diverse mix of independent and assisted living facilities and CCRCs, we believe we are one of the few companies in the senior living industry that is able to meet a wide range of our customers’ needs.

•	The size of our business allows us to realize cost efficiencies. The size of our business allows us to realize cost savings in the purchasing of goods and services and also allows us to achieve increased efficiencies with respect to various corporate functions, most of which have yet to be realized in our operating results. In addition, our size and broad geographical footprint give us an advantage in executing our acquisition strategy.
Formation Transactions
       We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra, which have been operating independently since 1986 and 1981, respectively. Fortress has been the majority owner of BLC since September 2000 and of Alterra since December 2003. As a result of the formation transactions completed in September 2005, prior to the consummation of this offering, all of our outstanding common stock is held by affiliates of Fortress, an affiliate of Capital Z Partners, Emeritus, NW Select and members of our management. Each of Emeritus and NW Select is selling all of the shares of our common stock it owns in this offering. Fortress and its affiliates are not selling any of the shares of our common stock that they own in this offering. See “Business — History” for a more detailed description of these formation transactions and “Certain Relationships and Related Party Transactions” for a more detailed description of our relationships with these stockholders. Wesley R. Edens, the chairman of our board of directors, may be deemed to beneficially own 74.4% of our outstanding capital stock prior to this offering by virtue of his ownership interests in Fortress.
       In addition, we recently acquired, through affiliates of Fortress, 15 additional senior living facilities, not including two facilities that were sold in the third quarter of 2005, one of which we continue to manage. See “Business — History — Acquisition and History of Alterra Healthcare Corporation” and “Business — History — Acquisition and History of Fortress CCRC Portfolio” for a detailed description of these acquisitions.
Our Executive Offices
       Our principal executive offices are located at 330 North Wabash, Suite 1400, Chicago, Illinois 60611. Our telephone number is 312-977-3700. Our internet address is www.brookdaleliving.com. Information on our website does not constitute part of this prospectus.
       In addition, we maintain an operations support center at 6737 W. Washington St., Suite 2300, Milwaukee, Wisconsin 53214. Our telephone number at this center is 414-918-5000.

THE OFFERING

Common stock offered by us in this offering	6,900,000 shares.

Common stock offered by selling stockholders in this offering	4,172,000 shares. All shares of common stock being offered by the selling stockholders pursuant to this prospectus are being offered by Emeritus Corporation and NW Select LLC. Each of the selling stockholders is selling all of its shares of common stock pursuant to this offering. Following this offering, neither Emeritus Corporation nor NW Select LLC will own any shares of our common stock.

Common stock to be outstanding after this offering((1))	64,900,000 shares.

Use of proceeds	We expect to use the net proceeds from the sale of the shares of common stock we are offering for repayment of certain of our outstanding indebtedness, acquisition of additional senior living operating companies and facilities and other general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

Dividend policy	On September 30, 2005, our board of directors declared our first ordinary dividend of $0.25 per share of our common stock, or an aggregate of $14.4 million, for the three months ended September 30, 2005, which we paid on October 7, 2005. We intend to continue to pay regular quarterly dividends to the holders of our common stock. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, restrictions imposed by financing arrangements, legal restrictions on the payment of dividends and other factors the board of directors deems relevant. We expect that in certain quarters we may pay dividends that exceed our net income amounts for such period as calculated in accordance with generally accepted accounting principles, or GAAP.

New York Stock Exchange symbol	“BKD”.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page 12 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	Assumes that the underwriters will not exercise their over allotment option to purchase up to 1,660,800 shares of our common stock.

SUMMARY COMBINED FINANCIAL INFORMATION
       The following tables summarize the combined financial information for our business. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our combined financial statements and the related notes included elsewhere in this prospectus.
       We derived the summary historical combined statements of operations data for each of the three years in the period ended December 31, 2004, set forth below, from our audited combined financial statements included elsewhere in this prospectus. The statements of operations data for the three and nine months ended September 30, 2005 and 2004 and the balance sheet data as of September 30, 2005 are derived from our unaudited condensed combined interim financial statements included elsewhere in this prospectus.
       The summary pro forma condensed combined statement of operations data for the year ended December 31, 2004 and the three and nine months ended September 30, 2005 and the summary pro forma condensed combined balance sheet data as of September 30, 2005 are unaudited and have been derived from our historical combined financial statements, adjusted to give effect to the events noted below, as if such events had occurred on January 1, 2004 with respect to the pro forma condensed combined statement of operations data and as of September 30, 2005 with respect to the pro forma condensed combined balance sheet data.
       The summary pro forma condensed combined statement of operations data for the year ended December 31, 2004 and the three and nine months ended September 30, 2005 include the following adjustments: (1) the $982.8 million sale-leaseback to Provident Senior Living Trust, or Provident; (2) the lease of 15 facilities from Ventas Realty, Limited Partnership, or Ventas; (3) the $20.4 million purchase of facilities currently leased; (4) the issuance of $182.0 million of mortgage loans (and purchase of a related interest rate swap) and repayment of $178.8 million of then-outstanding mortgage loans; (5) the repayment of $60.7 million of indebtedness from the proceeds of this offering; (6) the termination of certain forward interest rate swaps; (7) the repayment of $2.2 million of lessor advances; and (8) the adjustment for the minority stockholders’ interest as if their ownership interest were purchased by us.
       The condensed combined pro forma balance sheet data as of September 30, 2005 include the following adjustments: (1) this offering and application of a portion of the proceeds from this offering to repay $60.7 million of indebtedness; (2) the repayment of $2.2 million of lessor advances; and (3) the adjustment for the minority stockholders’ interest as if their ownership interest were purchased by us.
       See our pro forma condensed combined financial statements included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma condensed combined statement of operations data and pro forma condensed combined balance sheet data.

	Pro Forma,
	as adjusted						Pro Forma,
							as adjusted
	Three Months	Nine Months	Three Months Ended		Nine Months Ended		Year
	Ended	Ended	September 30,		September 30,		Ended	Year Ended December 31,
	September 30,	September 30,					December 31,
	2005	2005	2005	2004	2005	2004	2004	2004	2003	2002

Statement of Operations Data
(in thousands, except per share data):
Resident fees	$208,709	$616,738	$208,371	$165,279	$574,855	$482,500	$785,799	$657,327	$217,216	$156,894
Management fees	1,051	2,863	988	882	2,675	2,514	4,443	3,545	5,368	4,622

Total Revenues	209,760	619,601	209,359	166,161	577,530	485,014	790,242	660,872	222,584	161,516

Facility operating expenses	133,724	394,430	133,568	104,999	366,782	306,936	504,645	415,169	133,119	92,980
Lease expense	48,390	144,437	47,259	21,281	140,852	59,771	185,520	99,997	30,744	31,003
Depreciation and amortization	19,176	56,229	15,058	14,461	30,861	43,440	79,496	52,307	22,480	13,708
General and administrative (including non-cash stock compensation expense)	40,775	70,205	29,922	9,809	52,903	30,914	58,222	43,640	15,997	12,540

Total expenses	242,065	665,301	225,807	150,550	591,398	441,061	827,883	611,113	202,340	150,231

Income (loss) from operations	$(32,305)	$(45,700)	$(16,448)	$15,611	$(13,868)	$43,953	$(37,641)	$49,759	$20,244	$11,285

Interest expense — debt and capitalized lease obligation	$(11,917)	$(35,639)	$(13,193)	$(21,131)	$(29,359)	$(51,784)	$(45,542)	$(60,458)	$(25,106)	$(9,490)
Net income (loss)	$(43,754)	$(79,578)	$(19,047)	$(1,657)	$(26,793)	$(3,318)	$(85,734)	$(9,794)	$(8,963)	$6,455
Earnings (loss) per share(1):
Basic	$(0.72)	$(1.31)	—	—	—	—	$(1.41)	—	—	—
Diluted	$(0.72)	$(1.31)	—	—	—	—	$(1.41)	—	—	—
Cash flows provided by (used in):
Operating Activities	$(1,684)	$18,271	$(3,754)	$21,334	$7,807	$38,372	$29,775	$50,128	$34,111	$39,645
Investing Activities	(6,128)	(9,169)	(23,272)	(11,669)	(481,772)	19,305	(35,327)	524,731	105,915	(47,270)
Financing Activities	(18)	(24,266)	26,911	8,551	446,858	(62,453)	56,979	(544,469)	(85,730)	8,730

Net increase (decrease) in cash and cash equivalents	$(7,830)	$(15,164)	$(115)	$18,216	$(27,107)	$(4,776)	$51,427	$30,390	$54,296	$1,105
Other Data:
Adjusted EBITDA(2)	$12,770	$49,654	$12,878	$30,726	$39,649	$87,654	$61,258	$104,394	$43,287	$28,600
Cash From Facility Operations(3)	$(2,035)	$6,383	$(4,105)	$8,708	$(4,230)	$24,729	$5,715	$27,870	$27,784	$33,823
Facility Operating Income(4)	$74,970	$222,290	$74,788	$60,280	$208,055	$175,564	$279,201	$242,158	$84,097	$63,914
Number of facilities (at end of period)(5)	380	380	380	368	380	368	381	367	359	60
Total units operated(5)	30,048	30,048	30,048	26,299	30,048	26,299	30,281	26,208	24,423	11,334
Occupancy rate at end of period(6)	—	—	88.9%	87.9%	88.9%	87.9%	—	89.4%	87.5%	91.0%
Average monthly revenue per unit (same store)	—	—	$2,946	$2,831	$2,910	$2,823	—	$2,827	$2,660	$2,516

(1)	We have excluded the earnings (loss) per share data for the three and nine months ended September 30, 2005 and 2004, and the years ended December 31, 2004, 2003, and 2002. We believe these calculations are not meaningful to investors due to the different ownership and legal structures (e.g., corporation and limited liability companies) of the various entities prior to the combination transaction on September 30, 2005.

(2)	Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with GAAP. Adjusted EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. Adjusted EBITDA is a key measure of the Company’s operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to long-term contracts and the financing and capitalization of the business. We define Adjusted EBITDA as net income (loss) before provision (benefit) for income taxes, non-operating income (loss) items, depreciation and amortization, straight-line lease expense (income), amortization of deferred entrance fees, and non-cash compensation expense and including entrance fee receipts and refunds.

We use Adjusted EBITDA to assess our overall operating performance on a periodic basis. We believe that Adjusted EBITDA, as we have defined it, is a better measure of periodic operating performance than the GAAP measures of performance because Adjusted EBITDA focuses on the day-to-day items of income and expense from operations. The GAAP measures of performance aggregate operating as well as financial items of income and expense and obscure the operational aspects of performance. Adjusted EBITDA provides us with a measure of operating performance exclusive of items that (1) are beyond the control of management in the short-term, and (2) relate to the financing and capitalization of the Company, such as depreciation and amortization, straight-line rent expense (income), taxation and interest expense. This metric measures our performance based on operational factors that management can impact in the short-term, namely the income and cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the operating performance of the business on a period-to-period basis. Adjusted EBITDA is also used by research analysts and investors to evaluate the performance and value of companies in our industry. An investor or potential investor should find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA is not an alternative to net income, income from operations, or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations. Adjusted EBITDA as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The calculation of Adjusted EBITDA includes non-recurring combination expenses, acquisition transition costs and cash bonuses in connection with the restricted stock grant of $8,873 and $9,106 for the three and nine months ended September 30, 2005, respectively, on both a historical and pro forma basis.

The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the three and nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002.

	Pro Forma as Adjusted

			Three Months		Nine Months		Pro Forma
	Three Months	Nine Months	Ended		Ended		as Adjusted
	Ended	Ended	September 30,		September 30,		Year Ended	Year Ended December 31,
	September 30,	September 30,					December 31,
	2005	2005	2005	2004	2005	2004	2004	2004	2003	2002

Net income (loss)	$(43,754)	$(79,578)	$(19,047)	$(1,657)	$(26,793)	$(3,318)	$(85,734)	$(9,794)	$(8,963)	$6,455
Cumulative effect of a change in accounting principle, net	—	—	—	—	—	—	—	—	7,277	—
Loss on discontinued operations	—	—	205	57	128	1,083	—	361	322	—
Provision (benefit) for income taxes	748	933	748	(580)	933	2,180	3,921	11,111	139	8,666
Other	—	—	—	—	—		114	114	—	—
Minority interest	—	—	(10,918)	(3,495)	(16,389)	(7,950)	—	(11,734)	(1,284)	5,262
Equity in (earnings) loss of unconsolidated ventures	196	641	196	327	641	797	931	931	(318)	(584)
Loss (gain) extinguishment of debt	—	—	—	—	453	—	(263)	(1,051)	(12,511)	—
Loss on sale of properties	—	625	—	—	—	—	—	—	24,513	—
Interest expense:
Debt	9,593	28,764	10,802	15,516	26,564	47,428	37,759	55,851	24,484	9,490
Capitalized lease obligation	2,324	6,875	2,324	1,961	6,875	5,821	7,783	7,783	622	—
Change in fair value of derivatives	—	—	67	3,654	(4,080)	(1,465)	—	(3,176)	—	—
Interest Income	(1,412)	(3,960)	(825)	(172)	(2,200)	(623)	(2,152)	(637)	(14,037)	(18,004)

Income From Operations	(32,305)	(45,700)	(16,448)	15,611	(13,868)	43,953	(37,641)	49,759	20,244	11,285
Depreciation and amortization	19,176	56,229	15,058	14,461	30,861	43,440	79,496	52,307	22,480	13,708

	Pro Forma as Adjusted

			Three Months		Nine Months		Pro Forma
	Three Months	Nine Months	Ended		Ended		as Adjusted
	Ended	Ended	September 30,		September 30,		Year Ended	Year Ended December 31,
	September 30,	September 30,					December 31,
	2005	2005	2005	2004	2005	2004	2004	2004	2003	2002

Straight-line lease expense (income)	5,882	17,857	5,882	789	17,857	665	20,972	4,588	1,102	3,837
Amortization of deferred gain	(802)	(2,740)	(2,200)	(135)	(6,786)	(404)	(2,537)	(2,260)	(539)	(230)
Amortization of entrance fees	(15)	(482)	(15)	—	(18)	—	(1,953)	—	—	—
Non-cash compensation expense	20,276	22,390	10,043	—	10,043	—	5,307	—	—	—
Entrance fee receipts	1,971	3,230	1,971	—	3,230	—	3,185	—	—	—
Entrance fee disbursements	(1,413)	(1,670)	(1,413)	—	(1,670)	—	(5,571)	—	—	—

Adjusted EBITDA	$12,770	$49,654	$12,878	$30,726	$39,649	$87,654	$61,258	$104,394	$43,287	$28,600

(3)	Cash From Facility Operations is a measurement of liquidity that is not calculated in accordance with GAAP, and should not be considered a substitute for cash flows provided by or used in operations, as determined in accordance with GAAP. We define Cash From Facility Operations as cash flows provided by (used in) operations adjusted for changes in operating assets and liabilities, long-term deferred interest and fees added to principal, refundable entrance fees received, entrance fees disbursed, other and recurring capital expenditures. Recurring capital expenditures include expenditures capitalized in accordance with GAAP that are funded from Cash From Facility Operations. Amounts excluded from recurring capital expenditures consist primarily of unusual or non-recurring capital items and facility purchases and/or major renovations that are funded using financing proceeds and/or proceeds from the sale of facilities that are held for sale.

We believe Cash From Facility Operations is a better measure of liquidity that is useful to investors because it assists their ability to meaningfully evaluate 1) our ability to service our outstanding indebtedness, including our credit facilities and capital and financing leases, 2) our ability to pay dividends to stockholders, and 3) our ability to make regular recurring capital expenditures to maintain and improve our facilities. We expect our new credit facility to contain a concept similar to Cash From Facility Operations as part of a formula to calculate availability of borrowing under the credit facility. This metric measures our liquidity based on operational factors that management can impact in the short-term. In addition, Cash From Facility Operations is one of the metrics used by senior management and the board of directors to review our ability to service our outstanding indebtedness, including our credit facilities, our ability to pay dividends to stockholders, our ability to make regular recurring capital expenditures to maintain and improve our facilities on a periodic basis for planning purposes, and the preparation of our annual budget. We use non-GAAP financial measures as a supplement to our GAAP financial measures in order to provide a more complete understanding of the factors and trends affecting our liquidity. However, Cash From Facility Operations has limitations as an analytical tool. Cash From Facility Operations is not an alternative to cash flows provided by or used in operations as calculated and presented in accordance with GAAP. Cash From Facility Operations does not represent cash available for dividends or discretionary expenditures, since we may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure. In addition, because Cash From Facility Operations is not a measure of liquidity under GAAP and is susceptible to varying calculations, Cash From Facility Operations, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The calculation of Cash From Facility Operations includes non-recurring combination expenses, acquisition transition costs and cash bonuses in connection with the restricted stock grants of $8,873 and $9,106 for the three and nine months ended September 30, 2005, respectively, on both an historical and pro forma basis.

The table below shows the reconciliation of net cash provided by (used in) operating activities to Cash From Facility Operations for the three and nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

	Pro Forma
	as Adjusted						Pro Forma
			Three Months		Nine Months		as Adjusted
			Ended		Ended			Year Ended
			September 30,		September 30,			December 31,
	Three Months	Nine Months					Year Ended
	Ended	Ended					December 31,
	September 30,	September 30,	2005	2004	2005	2004	2004	2004	2003	2002
	2005	2005
Net cash provided by (used in) operating activities	$(1,684)	$18,271	$(3,754)	$21,334	$7,807	$38,372	$29,775	$50,128	$34,111	$39,645

Changes in operating assets and liabilities	4,132	(257)	4,132	(7,358)	(257)	(2,664)	(7,465)	(7,465)	(1,095)	(1,443)
Long-term deferred interest and fee added to principal	—	—	—	(697)	—	(823)	—	(1,380)	(798)	(1,088)
Refundable entrance fees received	1,544	3,216	1,544	—	2,530	—	2,389	—	—	—
Entrance fees disbursed	(1,413)	(2,207)	(1,413)	—	(1,670)	—	(5,571)	—	—	—
Other	—	—	—	—	—	—	114	114	—	—
Recurring capital expenditures	(4,614)	(12,640)	(4,614)	(4,571)	(12,640)	(10,156)	(13,527)	(13,527)	(4,434)	(3,291)

Cash From Facility Operations	$(2,035)	$6,383	$(4,105)	$8,708	$(4,230)	$24,729	$5,715	$27,870	$27,784	$33,823

The above pro forma as adjusted information represents our historical operations as adjusted to give effect to the planned transactions upon completion of the initial public offering. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(4)	Facility Operating Income is not a measurement of operating performance calculated in accordance with GAAP and should not be considered a substitute for net income, income from operations, or cash flows provided by or used in operations, as determined in accordance with GAAP. We define Facility Operating Income as net income (loss) before provision (benefit) for income taxes, non-operating income (loss) items, depreciation and amortization, facility lease expense, general and administrative expense, compensation expense, amortization of deferred entrance fee revenue and management fees.
We use Facility Operating Income to assess our facility operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day facility performance because the items excluded have little or no significance on our day-to-day facility operations. Facility Operating Income provides us with a measure of facility financial performance independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, lease expense, taxation and interest expense associated with our capital structure. This metric measures our facility financial performance based on operational factors that management can impact in the short-term. Facility Operating Income is one of the metrics used by senior management and the board of directors to review the financial performance of the facilities on a period to period basis. Facility Operating Income is also used by research analysts and investors to evaluate the performance of and value companies in our industry. In addition, Facility Operating Income is a common measure used in the industry by investors, lenders and lessors to value the acquisition or sales price of facilities and is used as a measure of the returns expected to be generated by a facility.
A number of our debt and lease agreements contain covenants measuring Facility Operating Income to gauge debt or lease coverages. The debt or lease coverage covenants are generally calculated as facility net operating income (defined as total operating revenue less operating expenses, all as determined on an accrual basis in accordance with GAAP). For purposes of the coverage calculation, the lender or lessor will further require a pro forma adjustment to facility operating income to include a management fee (generally 4%-5% of operating revenue) and an annual capital reserve (generally $250-$450 per unit/bed). As of September 30, 2005, we are in compliance with the financial covenants of all of our debt and lease agreements. An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position, particularly on a facility-by-facility basis. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business and our facilities. However, Facility Operating Income has limitations as an analytical tool. Facility Operating Income is not an alternative to net income, income from operations, or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. In addition, because Facility Operating Income is not a measure of financial performance under GAAP and is susceptible to varying calculations, Facility Operating Income, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of net income (loss) to Facility Operating Income for the three and nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002.

	Pro Forma
	as Adjusted

	Three	Nine	Three Months		Nine Months		Pro Forma
	Months	Months	Ended		Ended		as Adjusted
	Ended	Ended	September 30,		September 30,		Year Ended	Year Ended December 31,
	September 30,	September 30,					December 31,
	2005	2005	2005	2004	2005	2004	2004	2004	2003	2002

Net income (loss)	$(43,754)	$(79,578)	$(19,047)	$(1,657)	$(26,793)	$(3,318)	$(85,734)	$(9,794)	$(8,963)	$6,455
Cumulative effect of a change in accounting principle, net	—	—	—	—	—	—	—	—	7,277	—
Loss on discontinued operations	—	—	205	57	128	1,083	—	361	322	—
Provision (benefit) for income taxes			748	(580)	933	2,180	3,921	11,111	139	8,666
Other	748	933	—	—	—	—	114	114	—	—
Minority interest	—	—	(10,918)	(3,495)	(16,389)	(7,950)	—	(11,734)	(1,284)	5,262
Equity in (earning) loss of unconsolidated ventures	196	641	196	327	641	797	931	931	(318)	(584)
Loss (gain) on extinguishment of debt	—	625	—	—	453	—	(263)	(1,051)	(12,511)	—
Loss on sale of properties	—	—	—	—	—	—	—	—	24,513	—
Interest expense:
Debt	9,593	28,764	10,802	15,516	26,564	47,428	37,759	55,851	24,484	9,490
Capitalized lease obligation	2,324	6,875	2,324	1,961	6,875	5,821	7,783	7,783	622	—
Change in fair value of derivatives	—	—	67	3,654	(4,080)	(1,465)	—	(3,176)	—	—
Interest income	(1,412)	(3,960)	(825)	(172)	(2,200)	(623)	(2,152)	(637)	(14,037)	(18,004)

Income (loss) from operations	(32,305)	(45,700)	(16,448)	15,611	(13,868)	43,953	(37,641)	49,759	20,244	11,285
Depreciation and amortization	19,176	56,229	15,058	14,461	30,861	43,440	79,496	52,307	22,480	13,708
Facility lease expense	48,390	144,437	47,259	21,281	140,852	59,771	185,520	99,997	30,744	31,003
General and administrative (including non-cash stock compensation expense)	40,775	70,205	29,922	9,809	52,903	30,914	58,222	43,640	15,997	12,540
Amortization of entrance fees	(15)	(18)	(15)	—	(18)	—	(1,953)	—	—	—
Management fees	(1,051)	(2,863)	(988)	(882)	(2,675)	(2,514)	(4,443)	(3,545)	(5,368)	(4,622)

Facility operating income	$74,970	$222,290	$74,788	$60,280	$208,055	$175,564	$279,201	$242,158	$84,097	$63,914

(5)	Excludes facilities held for sale.

(6)	Excludes facilities held for sale and facilities managed by us.

	Pro Forma,
	as adjusted
	as of	As of
	September 30, 2005	September 30, 2005

Balance Sheet Data (in thousands):
Cash and cash equivalents	$92,043	$59,751
Total assets	1,524,933	1,471,935
Total debt	610,239	657,985
Total stockholders’ equity	628,736	512,415

RISK FACTORS
       Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. Generally, the risks facing us fall into five categories — risks related to our business, risks related to pending litigation, risks related to our industry, risks related to our organization and structure and risks related to this offering. If any of the following events actually occur or risks actually materialize, our business, financial condition, operating results and/or cash flow could suffer materially and adversely. In this case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial also may materially and adversely affect our business, financial condition, operating results and/or cash flow.
Risks Related to Our Business
Our operating businesses were recently transferred to us, we have a limited operating history on a combined basis, and we are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses.
       In June 2005, we were formed for the purpose of combining two leading senior living operating companies, BLC and Alterra, through a series of mergers that occurred in September 2005. Prior to this combination, we had no operations or assets. We are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses, including the risk that we will not be able to realize expected efficiencies and economies of scale or implement our business strategies. We also have no meaningful combined and consolidated operating history upon which investors may evaluate our performance as an integrated entity and assess our future prospects. In addition, we recently acquired 15 additional senior living facilities and two additional facilities that were sold in the third quarter of 2005, one of which we continue to manage. See “Business — History.” There can be no assurance that we will be able to successfully integrate and oversee the combined operations of BLC and Alterra and these additional facilities. Accordingly, our financial performance to date may not be indicative of our long-term future performance and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we not operated as separate, stand-alone entities pursuing independent strategies during the periods presented. Failure to successfully integrate our operations could have a material adverse effect on our revenues, earnings and growth prospects.
We have a history of losses and one of our operating subsidiaries, Alterra Healthcare Corporation, emerged from Chapter 11 bankruptcy reorganization in December 2003; therefore, we may not be able to achieve profitability.
       We incurred net losses of approximately $19.0 million and $26.8 million for the three and nine months ended September 30, 2005, respectively, approximately $9.8 million for the year ended December 31, 2004 and approximately $9.0 million for the year ended December 31, 2003. In addition, Alterra emerged from Chapter 11 bankruptcy reorganization in December 2003, approximately 11 months after filing a voluntary petition for bankruptcy reorganization, pursuant to which it sought to facilitate and complete its ongoing restructuring initiatives. Prior to its reorganization, Alterra’s overall cash position had declined to a level that it believed to be insufficient to operate the company. This resulted in its failure to make certain scheduled debt service and lease payments, which caused it to be in default under several of its principal financing arrangements. The principal components of Alterra’s restructuring plan were to dispose of selected under-performing and non-strategic assets and to restructure its capital structure. Alterra emerged from bankruptcy in December 2003 when it was acquired and recapitalized by FEBC-ALT Investors. In connection with its reorganization, Alterra adopted fresh start accounting as of December 4, 2003. Given our history of losses and Alterra’s recent emergence from bankruptcy, there can be no assurance that we will be able to achieve and/or maintain profitability in the future. If we do not effectively manage our cash flow and combined business operations going forward or otherwise achieve profitability, our ability to pay dividends to our stockholders and our stock price would be adversely affected.
You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.
       As a result of Alterra’s emergence from bankruptcy, we are operating a portion of our business with a new capital structure and fewer properties and have adopted fresh start accounting prescribed by GAAP. Accordingly, unlike companies that have not previously filed for bankruptcy protection, a portion of our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in Alterra’s historical financial statements for periods prior to December 4, 2003 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our common stock.
If we are unable to generate sufficient cash flow to cover required interest and long-term operating lease payments, this would result in defaults of the related debt or operating leases and cross-defaults under other debt or operating leases, which would adversely affect our ability to continue to generate income.
       At September 30, 2005, we had $658.0 million of outstanding indebtedness, bearing interest at a weighted-average rate of 7.70%, including $66.3 million of capital and financing lease obligations. We intend to continue financing our facilities through mortgage financing, long-term operating leases and other types of financing, including borrowings under our lines of credit and future credit facilities we may obtain. We cannot give any assurance that we will generate sufficient cash flow from operations to cover required interest, principal and lease payments. Any non-payment or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the facility or facilities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of income and asset value to us. Furthermore, in some cases, indebtedness is secured by both a mortgage on a facility (or facilities) and a guaranty by us, BLC and/or Alterra. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring the respective guarantor to fulfill its obligations to make such payments. The realization of any of these scenarios would have an adverse effect on our financial condition and capital structure. Additionally, a foreclosure on any of our properties could cause us to recognize taxable income, even if we did not receive any cash proceeds in connection with such foreclosure. Further, because our mortgages and operating leases generally contain cross-default and cross-collateralization provisions, a default by us related to one facility could affect a significant number of facilities and their corresponding financing arrangements and operating leases.
       In addition, as of September 30, 2005, our lessors have invested a total of $1,874.4 million, which includes capital and financing leases of $66.3 million, in facilities that we lease from them. Lease financing transactions carry an inherently higher level of leverage than debt financings, since typically the lessor finances 100% of the cost of a facility as compared to traditional mortgage financings, which typically are financed with leverage of 65% to 75% of the cost of a facility. For the three and nine months ended September 30, 2005, our overall lease coverage in our leased portfolio was 1.30:1.00 and 1.25:1.00, respectively (measuring coverage before capital spending reserves and central management costs). Certain of our leases require minimum lease coverage ratios as defined in the applicable agreement. The failure to comply would result in a default under such leases, subject to cure provisions. As of September 30, 2005, we were in compliance with all of our lease coverage calculations.

Our indebtedness and long-term operating leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.
       At September 30, 2005, we had approximately $658.0 million of outstanding indebtedness bearing interest at a weighted-average rate of 7.70%, including $66.3 million of capital and financing lease obligations, and we may incur additional indebtedness or enter into additional leases in the future. Our level of indebtedness and our long-term operating leases could adversely affect our future operations and/or impact our stockholders for several reasons, including, without limitation:

•	We may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term operating leases;

•	Increases in our outstanding indebtedness, leverage and long-term operating leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•	Increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes; and

•	Our ability to satisfy our obligations with respect to holders of our capital stock may be limited.
       Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our operating leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our operating leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our operating leases. The failure to make required payments on our debt or operating leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.
Our existing credit facilities, mortgage loans and sale-leaseback arrangements contain covenants that restrict our operations and any default under such facilities, loans or arrangements could result in the acceleration of indebtedness, termination of the leases or cross-defaults, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.
       As of September 30, 2005, we had $658.0 million of outstanding indebtedness bearing interest at a weighted-average rate of 7.70%, including $66.3 million of capital and financing lease obligations. Our outstanding indebtedness and leases contain restrictions and covenants and require us to maintain or satisfy specified financial ratios and coverage tests, including maintaining debt service and lease coverage ratios on a consolidated basis and on a facility or facilities basis based on the debt securing the facilities. In addition, certain of our leases require us to maintain lease coverage ratios on a lease portfolio basis (each as defined in the agreements) and maintain stockholders’ equity or tangible net worth amounts. The debt service coverage ratios are generally calculated as revenues less operating expenses, including an implied management fee and a reserve for capital expenditures, divided by the debt (principal and interest) or lease payment. Stockholders’ equity is calculated in accordance with GAAP, and in certain circumstances less intangible assets or liabilities, or stockholders’ equity plus deferred gains from sale-leaseback transactions. See

“Description of Indebtedness” for additional restrictive covenants and lender consents required under our outstanding indebtedness. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness could become immediately due and payable. We cannot assure you that we could pay this debt if it became due.
       Our outstanding indebtedness and leases are secured by the facilities and, in certain cases, a guaranty by us, BLC and/or Alterra. Therefore, an event of default under the outstanding indebtedness or leases, subject to cure provisions in certain instances, would give the respective lenders or lessors, as applicable, the right to declare all amounts outstanding to be immediately due and payable, terminate the lease, foreclose on collateral securing the outstanding indebtedness and leases and restrict our ability to make additional borrowings under the outstanding indebtedness or continue to operate the properties subject to the lease. Certain of our outstanding indebtedness and leases contain cross-default provisions so that a default under certain outstanding indebtedness would cause a default under certain of our operating leases. Certain of our outstanding indebtedness and long-term leases also restrict, among other things, our ability to incur additional debt.
       The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we may lease a large number of geographically dispersed properties through an indivisible lease. As a result, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord. Failure to comply with Medicare or Medicaid provider requirements is a default under several of our master lease and debt financing instruments. In addition, potential defaults related to an individual property may cause a default of an entire master lease portfolio and could trigger cross-default provisions in our outstanding indebtedness and other leases, which would have a negative impact on our capital structure and our ability to generate future revenues, and could interfere with our ability to pursue our growth strategy.
       Certain of our master leases also contain radius restrictions which limit our ability to develop or acquire new facilities within a specified distance from certain existing facilities covered by such master leases.
Mortgage debt and long-term lease obligations expose us to increased risk of loss of property, which could harm our ability to generate future revenues and could have an adverse tax effect.
       Mortgage debt and long-term lease obligations increase our risk of loss because defaults on indebtedness secured by properties or pursuant to the terms of the lease may result in foreclosure actions initiated by lenders or lessors and ultimately our loss of the property securing any loans for which we are in default or cause the lessor to terminate the lease. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our earnings. Further, our mortgage debt and long-term leases generally contain cross-default and cross-collateralization provisions and a default on one facility could affect a significant number of our facilities, financing arrangements and operating leases.
If we do not effectively manage our growth, our business, ability to maintain consistent quality control and financial results could be adversely affected.
       We plan to grow organically through our existing operations, through selectively purchasing existing senior living operating companies and facilities, and through the expansion of our existing facilities. In 2005, we have already acquired the ownership or management of 15 senior living facilities with 4,077 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and two additional facilities with an aggregate of 422 units/beds, which were sold in the third quarter of 2005, one of which we continue to manage. This growth will place significant demands on our current management resources. Our ability to manage our growth effectively and to successfully integrate new acquisitions and expansions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees. For example, in connection with the purchase of the Prudential Portfolio, we significantly expanded one of our operating divisions to manage these assets. Although we believe we were successful in attracting qualified individuals to work in this division, there can be no assurance that we will be successful in attracting qualified individuals in future acquisitions to the extent necessary, and management may expend significant time and energy attracting the appropriate personnel to manage assets we purchase in the future. Also, the additional facilities will require us to maintain consistent quality control measures that allow our management to effectively identify deviations that result in delivering care and services that are substandard, which may result in litigation and/or loss of licensure or certification. If we are unable to manage our growth effectively and successfully integrate new acquisitions and expansions into our existing business or maintain consistent quality control measures, our business, financial condition and results of operations could be adversely affected.
Unforeseen costs associated with the acquisition of new facilities could reduce our future profitability.
       Our growth strategy contemplates future acquisitions of existing senior living operating companies and facilities. Despite our extensive underwriting and due diligence procedures, facilities that we may acquire in the future may generate unexpectedly low or no returns or may not meet a risk profile that our investors find acceptable. In addition, we might encounter unanticipated difficulties and expenditures relating to any of the acquired facilities, including contingent liabilities, or newly acquired facilities might require significant management attention that would otherwise be devoted to our ongoing business. For example, a facility may require capital expenditures in excess of budgeted amounts, or it may experience management turnover that is higher than we project. These costs may negatively affect our future profitability.
Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.
       Several real estate investment trusts, or REITs, have similar asset acquisition objectives as we do, along with greater financial resources and lower costs of capital than we are able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirors in the senior living industry, including REITs, and there can be no assurance that we will be able to successfully implement our growth strategy or complete acquisitions, which could limit our ability to grow our business effectively.
We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.
       Continued expansion of our business through the acquisition of existing senior living operating companies and facilities and expansion of our existing facilities may require additional capital, particularly if we were to accelerate our acquisition and expansion plans. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, certain of our outstanding indebtedness and long-term leases restrict, among other things, our ability to incur additional debt. If we are unable to raise additional funds or obtain it on terms acceptable to us, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. See “Dilution.” Any newly issued equity securities may have rights, preferences or privileges senior to those of our common stock. See “Description of Capital Stock.”
Due to the dependency of our revenues on private pay sources, events which adversely affect the ability of seniors to afford our monthly resident fees could cause our occupancy rates, revenues and results of operations to decline.
       Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Accordingly, over 97% of our resident fee revenues are derived from private pay sources consisting of income or assets of residents and/or their family members. Only seniors with income or assets meeting or exceeding the comparable median in the regions where our facilities are located typically can afford to pay our monthly resident fees. Economic downturns or changes in demographics could adversely affect the ability of seniors to afford our resident fees. In addition, downturns in the housing markets would adversely affect the ability of seniors to afford our resident fees as our customers frequently use the proceeds from the sale of their homes to cover the cost of our fees. If we are unable to retain and/or attract seniors with sufficient income, assets or other resources required to pay the fees associated with independent and assisted living services, our occupancy rates, revenues and results of operations would decline.
The geographic concentration of our facilities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or an increase in our costs, or otherwise negatively impacting our results of operations.
       On a pro forma basis, for the three and nine months ended September 30, 2005, our facilities located in Florida accounted for approximately 13% and 13%, respectively, of our revenue, our facilities located in Illinois accounted for approximately 9% and 9%, respectively, of our revenue and our facilities located in California accounted for approximately 8% and 8%, respectively, of our revenue. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to assisted living facilities, acts of nature and other factors that may result in a decrease in demand for senior living services in these states could have an adverse effect on our revenues, costs and results of operations. In addition, since these facilities are located in Florida and California, we are particularly susceptible to revenue loss, cost increase or damage caused by hurricanes or other severe weather conditions or natural disasters such as earthquakes. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance.
Termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels.
       State regulations governing assisted living facilities require written resident agreements with each resident. Several of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, several of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days’ notice. Unlike typical apartment leasing or independent living arrangements that involve lease agreements with specified leasing periods of up to a year or longer, in many instances we cannot contract with our assisted living residents to stay in those living spaces for longer periods of time. Our independent living resident agreements generally provide for termination of the lease upon death or allow a resident to terminate his or her lease upon the need for a higher level of care not provided at the facility. The resident is usually obligated to pay rent for the lesser of 60 days after the move out or until the unit is rented by another resident. If multiple residents terminate their resident agreements at or around the same time, our revenues, earnings and occupancy levels could be adversely affected. In addition, because of the demographics of our typical residents, including age and health, resident turnover rates in our facilities are difficult to predict. As a result, the living spaces we lease may be unoccupied for a period of time, which could adversely affect our revenues and earnings.
Early termination or non-renewal of our management agreements could cause a loss in revenues and could negatively impact earnings.
       Approximately 0.5% of our revenues were generated through third-party management agreements for the three and nine months ended September 30, 2005. Our third-party management agreements generally have terms of one to five years. In some cases, subject to our rights to cure defaults, a facility owner may terminate us as manager if any licenses or certificates necessary for operation are revoked or upon the sale of the facility. Under our management agreements in connection with sale-leaseback transactions, we cannot be terminated as manager unless we default under the related lease or are otherwise terminated for cause under the related lease. Early termination or non-renewal of our management agreements, or renewal on less favorable terms, could cause a loss in revenues and could negatively impact earnings.
Increased competition for or a shortage of skilled personnel could increase our staffing and labor costs, which would have an adverse effect on our profitability and/or our ability to conduct our business operations.
       Our success depends on our ability to retain and attract skilled management personnel who are responsible for the day-to-day operations of each of our facilities. Each facility has an Executive Director or Residence Director, each a Director, responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Depending upon the size of the facility, each Director is supported by a facility staff member who is directly responsible for day-to-day care of the residents and either facility staff or regional support to oversee the facility’s marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for food service, healthcare services, activities, housekeeping and engineering. We compete with various health care service providers, including other senior living providers, in retaining and attracting qualified and skilled personnel. Increased competition for or a shortage of nurses or other trained personnel, or general inflationary pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge to our residents. Turnover rates and the magnitude of the shortage of nurses or other trained personnel varies substantially from facility to facility. Although reliable industry-wide data on key employee retention does not exist, we believe that our employee retention rates are consistent with those of other national senior housing operators. If there is an increase in these costs, our profitability would be negatively affected. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively and our overall operating results could be harmed.
Departure of our key officers could harm our business.
       Our future success depends, to a significant extent, upon the continued service of our senior management personnel, particularly: Mark J. Schulte, our chief executive officer; Mark W. Ohlendorf, our co-president; John P. Rijos, our co-president; R. Stanley Young, our chief financial officer; and Kristin A. Ferge, our treasurer. If we were to lose the services of any of these individuals, our business and financial results could be adversely affected. See “Management.”
Increases in market interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.
       At September 30, 2005, we had approximately $19.0 million and $210.8 million of floating-rate debt and lease payment obligations, respectively, outstanding at a combined weighted-average floating interest rate of 5.27%. Our unhedged lease obligations include $180.9 million tied to the tax-

exempt bond rates and are subject to interest rate caps at a weighted average cap rate of 6.17%. This debt, and any unhedged floating-rate debt incurred in the future, exposes us to interest rate risk. Therefore, increases in prevailing interest rates could increase our payment obligations which would negatively impact our liquidity and earnings. For example, a 1% increase in interest rates would increase annual interest expense and lease expense by approximately $0.2 million and $2.1 million based on the amount of unhedged floating-rate debt and leases, respectively.
We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.
       On September 30, 2005, our board of directors declared our first ordinary dividend of $0.25 per share of our common stock, or an aggregate of $14.4 million, for the three months ended September 30, 2005, which we paid on October 7, 2005. We intend to continue to pay regular quarterly dividends to the holders of our common stock. However, our ability to pay and maintain cash dividends is based on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, anticipated operating expense levels, the level of demand for our units/beds, the rates we charge and actual results that may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. We can give no assurance as to our ability to pay or maintain dividends. We also cannot assure you that the level of dividends will be maintained or increase over time or that increases in demand for our units/beds and monthly resident fees will increase our actual cash available for dividends to stockholders. We expect that in certain quarters we may pay dividends that exceed our net income amount for such period as calculated in accordance with GAAP. See “Dividend Policy.” The failure to pay or maintain dividends would adversely affect our stock price.
Environmental contamination at any of our facilities could result in substantial liabilities to us which may exceed the value of the underlying assets and which could materially and adversely effect our liquidity and earnings.
       Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of, or related to the release of, certain hazardous or toxic substances, that could be located on, in, at or under a property, regardless of how such materials came to be located there. The cost of any required investigation, remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property’s value and/or our assets’ value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability, which may be joint and several, for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Although we do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations, we could be subject to substantial future liability for environmental contamination that we have no knowledge about as of the date of this prospectus and/or for which we may not be at fault.

Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value, which would have an adverse effect on our earnings and financial condition.
       Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.
       Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of such waste management companies does not immunize us from alleged violations of such laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.
       Federal regulations require building owners and those exercising control over a building’s management to identify and warn their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.
       The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract residents and could adversely affect a facility’s market value.
       Although we believe that we are currently in material compliance with applicable environmental laws, if we fail to comply with such laws in the future, we would face increased expenditures both in terms of fines and remediation of the underlying problem(s), potential litigation relating to exposure to such materials, and potential decrease in value to our business and in the value of our underlying assets. Therefore, our failure to comply with existing environmental laws would have an adverse effect on our earnings, our financial condition and our ability to pursue our growth strategy.
       We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Risks Related to Pending Litigation
A recent complaint filed against our subsidiary could, if adversely determined or resolved, subject us to a material loss.
       On September 15, 2005, a complaint was filed in the United States District Court, Eastern District of New York (and amended on November 2, 2005), by a group of approximately 200 current and former partners of various investing partnerships in an action entitled David T. Atkins et al., the Plaintiffs, against certain defendants including, Apollo Real Estate Advisors L.P., BLC, Winthrop Financial Associates, GFB-AS, Investors LLC, a subsidiary of BLC, or GFB, Fortress Investment Group LLC, an affiliate of our largest stockholder, and four individuals (including our Chief Financial Officer), the Defendants. The action relates to, among other things, activities relating to certain Grand Court partnerships following the Grand Court Lifestyles, Inc. bankruptcy in 2000 and to the sale of certain facilities to Ventas. The seven count complaint alleges, among other things, (i) that the Defendants converted for their own use the property of the limited partners of ten partnerships, including through the failure to obtain consents that they contend were required for the transactions; (ii) that the Defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) and (iv) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, including substantive racketeering and conspiracy; (v) breach of certain partnership agreements; (vi) breach of fiduciary duties to certain limited partners; and (vii) unjust enrichment. The Plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We plan to vigorously defend the action. Because this matter is in an early stage, we cannot estimate the possible range of loss, if any.
       In January 2001, BLC acquired a 45% interest in GFB for approximately $5.7 million. GFB, in turn, acquired the equity interests of the general partners in various limited partnerships, or GC LPs, each of which owned one or two senior living facilities, and each of which were previously owned by affiliates of Grand Court, together with management contract rights. A wholly-owned subsidiary of BLC entered into management consulting agreements with each of the GC LPs. The total initial investment in GFB was approximately $12.8 million, of which BLC’s share was approximately $5.7 million and was funded from the proceeds of a loan made by an affiliate of Fortress. In September 2002, the members of GFB contributed approximately $2.6 million to fund additional purchases of limited partnership interests in certain GC LPs and to provide loans to various partnerships, of which BLC’s share was approximately $1.2 million. BLC’s share was funded by a loan from an affiliate of Fortress. In May 2003, BLC purchased the remaining 55% interest in GFB for net cash consideration of approximately $10.5 million, including closing costs, which was funded by a loan from the stockholders of FBA. We believe the terms and conditions set forth in the agreements are reasonable and customary for transactions of this type. During the first quarter of 2004, 14 of the limited partnerships sold the facilities that they owned to Ventas for approximately $114.6 million based on their appraised value of approximately $110.0 million and, in connection with such sales, certain subsidiaries of BLC entered into and became the tenants under master leases with Ventas. As of March 31, 2004 and September 30, 2005 the lease coverage pursuant to the Ventas Lease was 1.17:1.00 and 1.11:1.00, respectively. The leases were guaranteed by BLC. For a more detailed description of the Ventas transaction, see “Business — Leases — Ventas Lease Arrangement with BLC.”
Risks Related to Our Industry
The cost and difficulty of complying with increasing and evolving regulation and enforcement could have an adverse effect on our business operations and profits.
       The regulatory environment surrounding the senior living industry continues to evolve and intensify in the amount and type of laws and regulations affecting it, many of which vary from state to state. In addition, many senior living facilities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. Also, in several of the states in which we operate or intend to operate, assisted living facilities and/or skilled nursing facilities require a certificate of need before the facility can be opened or the services at an existing facility can be expanded. See “Business — Government Regulation” for a description of some of the specific laws and regulations applicable to us. Furthermore, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws, particularly with respect to large for-profit, multi-facility providers like us. These requirements, and the increased enforcement thereof, could affect our ability to expand into new markets, to expand our services and facilities in existing markets and, if any of our presently licensed facilities were to operate outside of its licensing authority, may subject us to penalties including closure of the facility. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer. We are unable to predict the future course of federal, state and local legislation or regulation. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, our earnings and operations could be adversely affected.
       The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. We also expend considerable resources to respond to federal and state investigations or other enforcement action. From time to time in the ordinary course of business, we receive deficiency reports from state regulatory bodies resulting from such inspections or surveys. Although most inspection deficiencies are resolved through an agreed-to plan of corrective action, the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Furthermore, certain states may allow citations in one facility to impact other facilities in the state. Revocation of a license at a given facility could therefore impact our ability to obtain new licenses or to renew existing licenses at other facilities, which may also cause us to be in default under our leases, trigger cross-defaults, trigger defaults under certain of our credit agreements or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one facility’s citation would impact another of our facilities, this would also increase costs and result in increased surveillance by the state survey agency. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, the failure to comply with applicable legal and regulatory requirements in the future could result in a material adverse effect to our business as a whole.
       There are various extremely complex federal and state laws governing a wide array of referral relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. Some examples are the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Balanced Budget Act of 1997, and the False Claims Act, which gives private individuals the ability to bring an action on behalf of the federal government. See “Business — Government Regulation” for a description of these laws. The violation of any of these laws or regulations may result in the imposition of fines or other penalties that could increase our costs and otherwise jeopardize our business.
       Additionally, in several states, we operate facilities that participate in federal and/or state health care reimbursement programs, which makes us subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will be interpreted consistently or in keeping with past practice. Violation of any of these laws can result in loss of licensure, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and/or trigger cross-defaults.
       We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. See “Business — Government Regulation.” Authorities have interpreted the Federal Anti-Kickback Law very broadly to apply to many practices and relationships between health care providers and sources of patient referral. This could result in criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our senior living facilities, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.
Compliance with the Americans with Disabilities Act, Fair Housing Act and fire, safety and other regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings, financial condition and our ability to pay dividends to stockholders.
       All of our facilities are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial properties,” but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants.
       We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our facilities. Additionally, the Fair Housing Act and other state laws require that we advertise our services in such a way that we promote diversity and not limit it. We may be required, among other things, to change our marketing techniques to comply with these requirements.
       In addition, we are required to operate our facilities in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other health care facilities, senior living facilities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or bi-annual) schedule, and special surveys may result from a specific complaint filed by a resident, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with those requirements.
       Capital expenditures we have made to comply with any of the above to date have been immaterial, however, the increased costs and capital expenditures that we may incur in order to comply with any of the above would result in a negative effect on our earnings, financial condition and our ability to pay dividends to stockholders.

Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and operating results.
       The senior living business entails an inherent risk of liability, particularly given the demographics of our residents, including age and health, and the services we provide. In recent years, we, as well as other participants in our industry, have been subject to an increasing number of claims and lawsuits alleging that our services have resulted in resident injury or other adverse effects. Many of these lawsuits involve large damage claims and significant legal costs. Many states continue to consider tort reform and how it will apply to the senior living industry. We may continue to be faced with the threat of large jury verdicts in jurisdictions that do not find favor with large senior living providers. We maintain liability insurance policies in amounts and with the coverage and deductibles we believe are adequate based on the nature and risks of our business, historical experience and industry standards. In the past year, we have not had any claims that exceeded our policy limits. However, there can be no guarantee that we will not have such claims in the future.
       We currently maintain the following liability insurance: a $25.0 million primary limit of general and healthcare professional liability insurance coverage, inclusive of at least a $15.0 million sub-limit of healthcare professional liability ($25.0 million sub-limit for designated locations). This insurance coverage is on a per claim and aggregate basis with a self-insured retention of $1.0 million. The general and professional liability coverage is arranged on a three-year, shared-limit basis, with a pre-negotiated reinstatement of limit provision that will allow for the re-purchase of the lead $15.0 million of general and professional liability coverage, at a set additional premium, should adverse claims experience be realized during the policy term. In addition to this $25.0 million primary limit, we have arranged $25.0 million excess general liability-only insurance coverage on a per claim and aggregate basis.
       Additionally, we maintain primary workers’ compensation insurance, which includes a $0.5 million deductible per occurrence, employer’s liability and auto liability insurance in compliance with statutory limits and requirements and a $20.0 million excess auto liability and employer’s liability coverage, over a primary auto and employer’s liability $1.0 million policy limit, on a per-occurrence, annual aggregate basis.
       We also currently maintain the following property insurance: a $300.0 million per-occurrence primary policy limit, which contains various sub-limits of coverage, most notably for the perils of flood and earthquake, limited to $50.0 million on a per-occurrence and annual aggregate basis. Terrorism coverage is provided for other than the peril of earthquake to the noted policy limits.
       If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Also, the above deductibles, or self-insured retention, are accrued based on an actuarial projection of future liabilities. If this projection is inaccurate and if there are an unexpectedly large number of successful claims that result in liabilities in excess of our self-insured retention, our operating results could be negatively affected. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our ability to attract residents or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business. We also have to renew our policies every year and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. There can be no assurance that we will be able to obtain liability insurance in the future or, if available, that such coverage will be available on acceptable terms.

Overbuilding, increased competition and increased operating costs may adversely affect our ability to generate and increase our revenues and profits and to pursue our growth strategy.
       The senior living industry is highly competitive, and we expect that it may become more competitive in the future. We compete with numerous other companies that provide long-term care alternatives such as home healthcare agencies, life care at home, facility-based service programs, retirement communities, convalescent centers and other independent living, assisted living and skilled nursing providers, including not-for-profit entities. In general, regulatory and other barriers to competitive entry in the independent living and assisted living segments of the senior living industry are not substantial, except in the skilled nursing segment. We have experienced and expect to continue to experience increased competition in our efforts to acquire and operate senior living facilities. Consequently, we may encounter increased competition that could limit our ability to attract new residents, raise resident fees or expand our business, which could have a material adverse effect on our revenues and earnings.
       In addition, overbuilding in the late 1990s in the senior living industry reduced the occupancy rates of several newly constructed buildings and, in some cases, reduced the monthly rate that newly built and previously existing facilities were able to obtain for their services. This resulted in lower revenues for certain of our facilities during that time. While we believe that overbuilt markets have stabilized and should continue to be stabilized for the immediate future, we cannot be certain that the effects of this period of overbuilding will not effect our occupancy and resident fee rate levels in the future, nor can we be certain that another period of overbuilding in the future will not have the same effects. Moreover, while we believe that the new construction dynamics and the competitive environments in Florida, Illinois and California are substantially similar to the national market, taken as a whole, if the dynamics or environment were to be significantly adverse in one or more of those states, it would have a disproportionate effect on our revenues (due to the large portion of our revenues that are generated in those states).
Risks Related to Our Organization and Structure
If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest.
       Following the completion of this offering, entities affiliated with Fortress will beneficially own 43,157,000 shares, or over 65%, of our common stock. As a result, Fortress will be able to control fundamental and significant corporate matters and transactions, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws; and the dissolution of the Company. Fortress’ interests may conflict with your interests. Their control of the Company could delay, deter or prevent acts that may be favored by our other stockholders such as hostile takeovers, changes in control of the Company and changes in management. See “Certain Relationships and Related Party Transactions — Agreements With Stockholders.” As a result of such actions, the market price of our common stock could decline or stockholders might not receive a premium for their shares in connection with a change of control of the Company. See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws.”

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.
       Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including:

•	a staggered board of directors consisting of three classes of directors, each of whom serve three-year terms;

•	removal of directors only for cause, and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;

•	blank-check preferred stock;

•	provisions in our amended and restated certificate of incorporation and amended and restated by-laws preventing stockholders from calling special meetings (with the exception of Fortress and its affiliates, so long as they collectively beneficially own at least 50.1% of our issued and outstanding common stock);

•	advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and

•	no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.
       Additionally, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us. This may make it easier for a third party to acquire an interest in some or all of us with Fortress’ approval, even though our other stockholders may not deem such an acquisition beneficial to their interests.
       See “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws.”
We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.
       We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including paying dividends. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.
Risks Related to This Offering
An active market for our shares of common stock may never develop, which could make it difficult for you to sell your shares of common stock and could have a material adverse effect on the value of your investment.
       Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange. However, we cannot assure you that regular trading of shares of our common stock will develop on that exchange or elsewhere or, if developed, that any market will be active or sustained. Accordingly, we cannot assure you of the liquidity of any such market, your ability to sell your shares of common stock or the prices that you may obtain for your shares of common stock.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.
       Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly operating results;

•	changes in our earnings estimates;

•	the contents of published research reports about us or the senior living industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur or lease obligations we may enter into in the future;

•	actions by institutional stockholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	speculation or reports by the press or investment community with respect to the Company or the senior living industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes or proposed changes in laws or regulations affecting the senior living industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market and economic conditions.
Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.
       In the future, we may attempt to increase our capital resources by offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, series of preferred shares or shares of our common stock. Upon liquidation, holders of our debt securities and preferred shares, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us.
       After this offering, assuming the exercise in full by the underwriters of their over allotment option, we will have an aggregate of 131,439,200 shares of common stock authorized but unissued and not reserved for issuance under our option plans. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue acquisitions of senior living facilities and may issue shares of common stock in connection with these acquisitions.

Any shares issued in connection with our acquisitions, the exercise of outstanding stock options or otherwise would dilute the holdings of the investors who purchase our shares in this offering.
The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.
       After this offering, there will be 64,900,000 shares of our common stock outstanding. There will be 66,560,800 shares outstanding if the underwriters exercise their over allotment option in full. All the shares of our common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. See “Shares Eligible For Future Sale.”
       Pursuant to our Stockholders Agreement, Fortress and Health Partners, an affiliate of Capital Z Partners, and certain of their related partnerships and permitted third-party transferees will have the right, in certain circumstances, to require us to register their 51,001,625 shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. In addition, in the event that Emeritus and NW Select are unable to sell all of the shares of our common stock offered by them in this offering, we have agreed to enter into a registration rights agreement with them immediately after the consummation of this offering. See “Certain Relationships and Related Party Transactions — Agreements With Stockholders.”
       We and our executive officers, directors and stockholders holding 93.57%, or 60,728,000 shares, or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of our common stock, or cause a registration statement covering any shares of our common stock to be filed, without the prior written consent of the representatives. The representatives may waive these restrictions in their discretion.
       In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 2,000,000 shares of our common stock reserved for issuance under our stock incentive programs. Subject to any restrictions imposed on the shares and options granted under our stock incentive programs, shares registered under the registration statement on Form S-8 will be available for sale into the public markets, subject to the 120-day lock-up agreements described above. All participants in the directed shares program described under “Underwriting” have also agreed to similar restrictions on the ability to sell their common stock.
Investors in this offering will suffer immediate and substantial dilution.
       The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value per share as of September 30, 2005 was approximately $5.52. Our net tangible book value per share as of September 30, 2005 represents our total assets minus intangible assets, deferred finance costs and total liabilities less deferred gains, divided by the 58,000,000 shares of our common stock that were outstanding on September 30, 2005. Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $12.19 in the net tangible book value per share of our common stock, based upon the initial public offering price of $19.00 per share. Investors who purchase our common stock in this offering will have purchased 10.6% of the shares outstanding immediately after the offering, but will have paid 20.2% of the total consideration for those shares.

Fluctuation of market interest rates may have an adverse effect on the value of your investment in our common stock.
       One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend payment per share as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher rate of return on our common stock and therefore may seek securities paying higher dividends or interest or offering a higher rate of return than shares of our common stock. As a result, market interest rate fluctuations and other capital market conditions can affect the demand for and market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease, because current stockholders and potential investors will likely require a higher dividend yield and rate of return on our common stock as interest-bearing securities, such as bonds, offer more attractive returns.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon the historical performance of our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to a decrease in the overall demand for senior housing, general economic conditions and economic conditions in the markets in which we operate, real estate markets in the regions where our facilities are located, acquisition risks, competitive pressures within the industry and/or markets in which we operate, the creditworthiness of our residents, interest rate fluctuations, licensing risks, our failure to comply with federal, state and local laws and regulations, our failure to comply with environmental laws, the effect of future legislation or regulatory changes in our operations, and other factors described in the section entitled “Risk Factors” beginning on page 12 of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
       If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

USE OF PROCEEDS
       The net proceeds to us from the sale of 6,900,000 shares of common stock offered by the Company hereby is approximately $116.3 million, based on the initial public offering price of $19.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use the net proceeds for repayment of certain of our outstanding indebtedness as described below, acquisition of additional senior living operating companies and facilities, including the acquisition of six facilities pursuant to a purchase option as described below, and other general corporate purposes. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing instruments or money market accounts.
       We intend to use approximately $6.7 million of the net proceeds from this offering towards the purchase price of approximately $19.4 million (net of a $1.0 million lease deposit and excluding closing costs) to exercise our purchase option with respect to six facilities that Alterra currently leases from Omega Healthcare Investors, Inc. and certain of its affiliates. We expect to raise an additional $13.0 million of debt to fund the remainder of the purchase price and closing costs. Upon our exercise of the purchase option, the leases and all other related agreements effecting these properties will be terminated.
       We intend to use approximately $60.7 million of the net proceeds from this offering to repay the following indebtedness and $2.2 million of the following lessor advances:

•	Approximately $7.8 million to repay in full the debt outstanding under a first mortgage loan encumbering our Westbury Care Center facility. The loan bears interest at the rate of prime plus 0.75% and is due March 31, 2008. The loan can be prepaid without penalty.

•	Approximately $32.0 million to repay the notes B portion of our $182.0 million first mortgage loan entered into in March 2005 with Guaranty Bank, which is secured by five facilities located in Illinois, North Carolina, Missouri, Ohio and New York. BLC used the proceeds of the loan to refinance the existing indebtedness on these five facilities, including repayment in full of a first mortgage loan and a mezzanine loan encumbering The Hallmark at Battery Park City in the amount of $50.0 million and $8.5 million, respectively. The notes B can be prepaid, subject to a prepayment fee equal to 1% of the principal being repaid. The loan matures on April 1, 2008, and may be extended for two additional one-year periods, subject to certain covenants. The $182.0 million loan is allocated between $150.0 million in notes A, which bear interest at LIBOR plus 3.05%, and $32.0 million in notes B, which bear interest at LIBOR plus 5.60%. At the end of the 12th and 24th calendar months, the notes B can be resized to notes A, in which case the notes A interest rate increases to LIBOR plus 3.10%. If the borrowers do not meet certain debt coverage ratios or facility occupancy ratios during the first year of the loan, the Notes B interest rate increases to LIBOR plus 6.60%. If the ratios remain unmet from and after the second year of the loan, the Notes B interest rate increases to LIBOR plus 7.60%.

•	Approximately $9.5 million to repay in full our term loan from LaSalle Bank National Association that is payable interest only monthly at the rate of prime plus 1.00% and the principal of which is due in quarterly installments of $0.5 million commencing July 1, 2005 until maturity on March 31, 2007. The loan can be prepaid without penalty.

•	Approximately $2.5 million to repay in full the debt outstanding related to Assisted Living Residence Revenue Bonds encumbering four Alterra facilities located in Kansas. The bonds have an average interest rate of 7.36% and mature in 2009. The bonds may be prepaid at 102% of the outstanding principal balance plus accrued and unpaid interest.

•	Approximately $8.9 million to repay unsecured notes that were issued in conjunction with Alterra’s acquisition of joint venture partnership interests. The notes bear interest at 9.00% and mature in December 2008. The notes may be prepaid without penalty, upon five days’ notice.

•	Approximately $2.2 million to repay in full lessor advances to fund certain escrow deposits and costs in connection with the Chambrel Portfolio, which amount can be repaid at any time during the term of the lease. The current lease rate on this amount is 15.86%.
       We will not receive any proceeds from the sale of 4,172,000 shares of common stock offered hereby by the selling stockholders.
DIVIDEND POLICY
       On September 30, 2005, our board of directors declared our first ordinary dividend of $0.25 per share of our common stock, or an aggregate of $14.4 million, for the three months ended September 30, 2005, which we paid on October 7, 2005. We intend to continue to pay regular quarterly dividends to the holders of our common stock. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, restrictions imposed by financing arrangements, legal restrictions on the payment of dividends and other factors the board of directors deems relevant. In addition, we are a holding company with no direct operations and depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay dividends. We expect that in certain quarters we may pay dividends that exceed our net income amounts for such period as calculated in accordance with GAAP.

CAPITALIZATION
       The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis (after giving effect to the formation transactions described in “Business — History”); and

•	on a pro forma basis to give effect to the sale of shares of our common stock in this offering at an offering price of $19.00, after deducting offering costs, underwriters’ discount and sale of common shares by minority stockholders, application of a portion of the proceeds from this offering towards repayment of certain outstanding indebtedness and exercise of our purchase option with respect to six facilities as described in “Use of Proceeds,” and the formation transactions described in “Business — History.”
       This table contains unaudited information and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the accompanying notes that appear elsewhere in this prospectus.

	As of
	September 30, 2005

	Pro Forma	Actual

	(Dollars in thousands)
Cash and cash equivalents	$92,043	$59,751

Current portion of long-term debt	$3,451	$5,247
Long-term debt	540,504	586,454
Capital lease obligation	66,284	66,284

Total debt	$610,239	$657,985

Stockholders’ equity:
Preferred stock, $0.01 par value: 50,000,000 shares authorized; no shares issued and outstanding on an actual and pro forma as adjusted basis	—	—
Common stock, $0.01 par value: 200,000,000 shares authorized on an actual basis and 58,000,000 shares issued and outstanding on an actual basis and 64,900,000 shares issued and outstanding on a pro forma as adjusted basis	$649	$580
Additional paid-in capital	664,248	547,996
Accumulated earnings (deficit)	(35,215)	(35,215)
Accumulated other comprehensive loss	(946)	(946)

Total stockholders’ equity	$628,736	$512,415

Total capitalization	$1,238,975	$1,170,400

DILUTION
Net Tangible Book Value
       In connection with Alterra’s adoption of fresh start accounting, purchase of minority shareholders’ interest, and minority step-up, we allocated $200.9 million to resident leases and intangible lease costs. If we included the net unamortized amounts of resident leases and intangible lease costs to our net tangible book value at September 30, 2005, our net tangible book value would be $8.98 per share.
Dilution After This Offering
       If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share represents the amount of book value of our total tangible assets less book value of our total liabilities, excluding deferred gains, divided by the number of shares of common stock then outstanding.
       Our net tangible book value as of September 30, 2005 was approximately $319.9 million, or approximately $5.52 per share, based on the 58,000,000 shares of common stock then outstanding. After giving effect to our sale of common stock in this offering at the initial public offering price of $19.00 per share, and after deducting estimated underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of September 30, 2005 would have been $441.8 million based on 64,900,000 shares of common stock, or $6.81 per share (assuming no exercise of the underwriters’ option to purchase additional shares). This represents an immediate and substantial dilution of $12.19 per share to new investors purchasing common stock in this offering.
       The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$19.00
Net tangible book value per share as of September 30, 2005	$5.52
Increase in net tangible book value per share attributable to this offering	1.29

Pro forma net tangible book value per share after giving effect to this offering		6.81

Dilution per share to new investors		$12.19

The following table summarizes, on a pro forma basis as of September 30, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price of $19.00 per share.

	Shares Assuming
	No Exercise of
	Underwriters’ Over-		Cash/Book Value of
	Allotment Option		Contributions (1)(2)
					Average Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands)
Existing stockholders	58,000,000	89.4%	$517,268	79.8%	$8.92
New investors	6,900,000	10.6%	131,100	20.2%	19.00

	64,900,000	100.0%	$648,368	100.0%	$9.99

(1)	Total consideration and average price paid by the new investors in the table above give effect to the $20.0 million cash dividend paid by FEBC-ALT Investors in June 2005 and the $14.4 million dividend which our board of directors declared on September 30, 2005 and which we paid on October 7, 2005.

(2)	Represents pro forma tangible book value as of September 30, 2005, of the assets contributed in connection with our formation transactions and the retirement of debt and purchase of leased property but not to the effects of this offering (in thousands).

Pro forma total assets	$1,524,933
Less pro forma deferred charges and goodwill	(61,360)

Pro forma tangible assets	1,463,573
Less pro forma total liabilities	(896,197)
Plus pro forma deferred gains	66,213

Pro forma net tangible assets	633,589
Less proceeds of offering, net of costs associated with the offering	(116,321)

Pro forma net tangible assets after the effects of the formation and debt retirement and purchase of leased property, but before the effects of this offering	$517,268

SELECTED COMBINED HISTORICAL FINANCIAL AND OPERATING DATA
       The following table sets forth our selected historical combined financial data as of and for each of the years in the five-year period ended December 31, 2004 and for the three and nine months ended September 30, 2005 and 2004. The combined financial statements includes Brookdale Living Communities, Inc. for all periods presented and Alterra Healthcare Corporation effective December 1, 2003. It also includes the acquisition of the Fortress CCRC Portfolio, effective April 5, 2005, and the acquisition of eight of the nine facilities in the Prudential Portfolio on June 21, 2005 and the ninth facility on July 22, 2005. You should read this information in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our historical combined financial statements and the related notes thereto included elsewhere in this prospectus. Our historical statement of operations data and balance sheet data as of and for each of the years in the five-year period ended December 31, 2004 have been derived from our audited financial statements. Our historical combined financial statements as of September 30, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been included elsewhere in this prospectus.

									Period from	Period from
	Three Months		Nine Months						September 20,	January 1,
	Ended		Ended						2000	2000
	September 30,		September 30,		Year Ended December 31,				through	through
									December 31,	September 19,
	2005	2004	2005	2004	2004	2003	2002	2001	2000	2000

	(unaudited)		(unaudited)
Statement of Operations Data (in thousands, except per share data):
Revenue	$209,359	$166,161	$577,530	$485,014	$660,872	$222,584	$161,516	$123,935	$28,161	$86,930

Facility operating expenses	133,568	104,999	366,782	306,936	415,169	133,119	92,980	72,467	16,692	46,904
Lease expense	47,259	21,281	140,852	59,771	99,997	30,744	31,003	26,016	6,742	20,923
Depreciation and amortization	15,058	14,461	30,861	43,440	52,307	22,480	13,708	11,230	2,246	5,904
Amortization of goodwill	—	—	—	—	—	—	—	2,382	595	—
Merger costs	—	—	—	—	—	—	—	—	—	5,410
General and administrative expenses (including non-cash stock compensation of $9,088 for the three and nine months ended September 30, 2005)	29,922	9,809	52,903	30,914	43,640	15,997	12,540	12,138	2,880	6,156

Total operating expenses	225,807	150,550	591,398	441,061	611,113	202,340	150,231	124,233	29,155	85,297

Income (loss) from operations	(16,448)	15,611	(13,868)	43,953	49,759	20,244	11,285	(298)	(994)	1,633
Interest income	825	172	2,200	623	637	14,037	18,004	18,251	3,962	8,346
Interest expense:
Debt	(13,126)	(17,477)	(33,439)	(53,249)	(63,634)	(25,106)	(9,490)	(8,247)	(2,613)	(7,540)
Change in fair value of derivatives	(67)	(3,654)	4,080	1,465	3,176	—	—	—	—	—
Loss on sale of properties	—	—	—	—	—	(24,513)	—	—	—	—
Loss (gain) on extinguishment of debt	—	—	(453)	—	1,051	12,511	—	—	—	—
Equity in earnings (loss) of unconsolidated ventures, net of minority interest	(196)	(327)	(641)	(797)	(931)	318	584	984	—	—
Other	—	—	—	—	(114)	—	—	—	—	—

Income (loss) before taxes	(29,012)	(5,675)	(42,121)	(8,005)	(10,056)	(2,509)	20,383	10,690	355	2,439
(Provision) benefit for income taxes	(748)	580	(933)	(2,180)	(11,111)	(139)	(8,666)	(4,503)	(448)	(2,150)

Income (loss) before minority interest	(29,760)	(5,095)	(43,054)	(10,185)	(21,167)	(2,648)	11,717	6,187	(93)	289
Minority interest	10,918	3,495	16,389	7,950	11,734	1,284	(5,262)	(2,778)	42	—

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(18,842)	(1,600)	(26,665)	(2,235)	(9,433)	(1,364)	6,455	3,409	(51)	289
Loss on discontinued operations	(205)	(57)	(128)	(1,083)	(361)	(322)	—	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes of $4,460 and minority interest	—	—	—	—	—	(7,277)	—	—	—	—

Net income (loss)(1)	$(19,047)	$(1,657)	$(26,793)	$(3,318)	$(9,794)	$(8,963)	$6,455	$3,409	$(51)	$289

Other Operating Data:
Number of facilities (at end of period)	380	368	380	368	367	359	60	51	26	—
Total units operated	30,048	26,299	30,048	26,299	26,208	24,423	11,334	9,266	5,567	—
Occupancy rate	88.9%	87.9%	88.9%	87.9%	89.4%	87.5%	91.0%	82.2%	78.0%	—
Average monthly revenue per unit (same store)	$2,946	$2,831	$2,910	$2,823	$2,827	$2,660	$2,516	$2,445	$2,361	—

	As of
	September 30,	As of December 31,

	2005	2004	2003	2002	2001	2000

	(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$59,751	$86,858	$56,468	$2,172	$1,067	$440
Total assets	1,471,935	746,625	1,656,582	730,298	570,323	531,742
Total debt	657,985	371,037	1,044,736	290,483	171,236	136,653
Total stockholders’ equity	512,415	40,091	237,744	183,807	177,352	173,943
       Note — On September 19, 2000, BLC was acquired by Fortress Brookdale Acquisition LLC and the purchase price was pushed down to BLC’s consolidated financial statements and the historical cost adjusted to reflect fair value. Prior to September 19, 2000, BLC was a public company.

(1)	We have excluded the earnings (loss) per share data for the three and nine months ended September 30, 2005 and 2004, and the years ended December 31, 2004, 2003, and 2002. We believe these calculations are not meaningful to investors due to the different ownership and legal structures (e.g., corporation and limited liability companies) of the various entities prior to the combination transaction on September 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       The following discussion should be read in conjunction with our “Selected Combined Historical Financial And Operating Data” and combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Please see “Special Note Regarding Forward-Looking Statements” for more information. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.
Executive Overview
       We are the third largest operator of senior living facilities in the United States based on total capacity with 380 facilities in 32 states and the ability to serve over 30,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of September 30, 2005, we operated 81 independent living facilities with 14,619 units, 291 assisted living facilities with 12,342 beds, seven continuing care retirement communities, or CCRCs, with 3,005 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of September 30, 2005, our facilities were on average 89.0% occupied. We generate over 97% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. As of September 30, 2005, we are in compliance with the financial covenants of our debt and lease agreements. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the nine months ended September 30, 2005, 20.7% of our revenues were generated from owned facilities, 78.8% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.
       We were formed in June 2005 for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra. BLC and Alterra have been operating independently since 1986 and 1981, respectively. Since December 2003, BLC and Alterra have been under the common control of Fortress.
       We plan to grow our revenue and operating income through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including those created by the BLC and Alterra combination. Given the size and breadth of our nationwide platform, we believe that we are well positioned to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living, CCRC and skilled nursing assets. Since January 2001, we have begun leasing or acquired the ownership or management of 53 senior living facilities with approximately 11,100 units/beds. In 2005, we acquired 15 senior living facilities with 4,077 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and two additional facilities with an aggregate of 422 units/beds, which were sold in the third quarter of 2005, one of which we continue to manage.
       Our senior living facilities offer residents a supportive “home-like” setting, assistance with activities of daily living, or ADLs, and, in a few facilities, licensed skilled nursing services. By providing residents with a range of service options as their needs change, we provide greater continuity of care, enabling seniors to “age-in-place” and thereby maintain residency with us for a longer period of time. The ability of residents to age-in-place is also beneficial to our residents and their families who are burdened with care decisions for their elderly relatives.

       Our independent living facilities’ average resident is 83 years old and desires or needs a more supportive living environment. The average independent living resident resides in an independent living facility for 32 months. Many of our residents relocate to one of our independent living facilities in order to be in a metropolitan area that is closer to their adult children. Our assisted living facilities’ average resident is an 83 year old female who requires assistance with two or three ADLs. Eighty-five percent of our assisted living residents require medication management. The average assisted living resident resides in an assisted living facility for 22 months. Residents typically enter an assisted living facility due to a relatively immediate need for services that might have been triggered by a medical event or need. Our assisted living facilities consist of 75% traditional assisted living facilities and 25% memory care facilities.
       Overbuilding in the late 1990s in the senior living industry put downward pressure on the occupancy rates and the resident fees of certain senior living providers. The slowdown in construction and lack of construction financing since 1999 has led to a reduction in the supply of new units being constructed. Growing demand for senior living services has resulted in a recent trend towards increasing occupancy rates and resident fees for operators of existing facilities.
       Growing consumer awareness among seniors and their families concerning the types of services provided by independent and assisted living operators has further contributed to the opportunities in the senior living industry. Also, seniors possess greater financial resources, which makes it more likely that they are able to afford to live in market-rate senior housing. Seniors in the geographic areas in which we operate tend to have a significant amount of assets generated from savings, pensions and, due to strong national housing markets, the sale of private homes.
       Challenges in our industry include increased state and local regulation of the assisted living industry, which has led to an increase in the cost of doing business; the regulatory environment continues to intensify in the amount and types of laws and regulations affecting us, accompanied by an increase by state and local officials in enforcement thereof. In addition, like other companies, our financial results may be negatively impacted by increasing employment costs including salaries, wages and benefits, such as health care, for our employees. Increases in the costs of utilities and real estate taxes will also have a negative impact on our financial results.
Formation Transactions
       We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra. The combination of these two companies created a nationwide operating platform to grow our existing portfolio, realize economies of scale and add to our existing portfolio through strategic acquisitions of existing assets and/or senior living portfolios. In connection with the combination of BLC and Alterra, we have negotiated new contracts for food, insurance and other services and will reduce the size of our corporate workforce through a consolidation of corporate functions such as accounting, finance, human resources and legal, which are collectively expected to result in recurring operating and general and administrative expense savings, net of additional recurring costs expected to be incurred as a public company, of between approximately $11.0 million and $13.0 million per year. We began to realize these savings upon completion of the formation transactions in September 2005.
       In addition to the combination of BLC and Alterra, Fortress sold the Prudential Portfolio to Alterra in exchange for membership interests in FEBC-ALT Investors and merged the Fortress CCRC Portfolio with and into a wholly-owned subsidiary of the Company in exchange for shares of our common stock. Alterra purchased the Prudential Portfolio to expand its western presence and to strengthen its overall financial position. These portfolios together consisted of 17 senior living facilities with an aggregate of 4,499 units, of which two facilities with an aggregate of 422 units/beds were sold on July 1, 2005 and September 14, 2005, for $2.5 million and $9.0 million, respectively, and the proceeds of which were contributed to us in the series of formation transactions described in

“Business — History.” An affiliate of BLC will continue to manage one of these facilities. All of the preceding were purchased in the second and third quarter of 2005 by affiliates of Fortress.
       As a holding company, we own 100% of the outstanding stock and membership interests of the operating companies of our business. The previous stockholders and members of the operating companies contributed their ownership interests to us in exchange for shares of our common stock. For financial reporting purposes, the Fortress entities that own the stock or membership interests in the operating companies are considered the control group as defined under paragraph 3 of EITF No. 02-5, “Definition of ‘Common Control’ in relation to FASB Statement No. 141.” Accordingly, the combined financial statements reflect the historical cost of the operating companies. Upon the completion of the formation transactions on September 30, 2005, the non-controlling minority interests were accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141. See Note 1 to “Consolidated Balance Sheets” of Brookdale Senior Living Inc.
       As a result of these transactions we are the third largest operator of senior living facilities in the United States based on total capacity.
Segments
       We have five reportable segments which we determined based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. In addition, the management approach focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters. We continue to evaluate the type of financial information necessary for the decision makers as we implement our growth strategies. Prior to September 30, 2005 (the date of the formation transactions described in “Business — History”) and presently, each of Brookdale Living, which includes BLC, the Fortress CCRC Portfolio and the Prudential Portfolio, and Alterra, had and has distinct chief operating decision makers, or CODMS. Our 380 facilities are considered separate operating segments because they each engage in business activities from which they earn revenues and incur expenses, their operating results are regularly reviewed by the CODMS to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.
       SFAS No. 131 permits aggregation of operating segments that share all common operating characteristics (similar products and services, similar methods used to deliver or provide their products and services, and similar type and class of customer for their products and services) and similar economic characteristics (revenue recognition and gross margin). We believe that each of our 380 facilities provides similar services, delivers these services in a similar manner, and has common type and class of customer. In addition, all of our facilities recognize and report revenue in a similar manner. However, our individual facility gross margins vary significantly. Therefore, we have aggregated our segments based upon the lowest common economic characteristic of each of our facilities: gross margin. The CODMS allocate resources in large part based on margin and analyze each of the facilities as above or below the average operating margin. The CODMS believe that the average margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facility’s operating performance and resource requirements. Accordingly, our operating segments are aggregated into four reportable segments based on comparable operating margins either above or below an average performance level within each of Brookdale Living and Alterra. We define our average operating margin for each group of facilities as that group’s operating income divided by its revenue. Operating income represents revenue less operating expenses (excluding depreciation and amortization). See Notes 1 and 2 to the “Statement of Operations Data” and “Selected Segment Operating and Other Data” for each reporting period presented in “— Results of Operations” for additional information that may be useful to readers of our financial statements, although management does not utilize this data to further assist our CODMS in making decisions to allocate resources.

       We also present a fifth reportable segment for management services because the economic and operating characteristics of these services are different from our facilities aggregated above.
       Brookdale Living. Our Brookdale Living group of facilities operates independent living facilities and CCRCs, that provide a continuum of services, including independent living, assisted living, Alzheimer’s care, dementia care and skilled nursing care. Our facilities include rental facilities and three entrance fee facilities. We also provide various ancilliary services to our residents, including extensive wellness programs, personal care and therapy services for all levels of care. Our facilities are large, often in campus or high-rise settings, with an average unit/bed capacity of 212 units/beds. These facilities generally maintain high and consistent occupancy levels. We operate 64 facilities, with an aggregate capacity of 13,554 units/beds, representing approximately 45% of the total unit/bed capacity of our facilities.
       Alterra. Our Alterra group of facilities operates primarily assisted living facilities that provide specialized assisted living care to residents in a comfortable residential atmosphere. Most of our facilities provide specialized care, including Alzheimer’s and other dementia programs. These facilities are designed to provide care in a home-like setting, as opposed to a more institutional setting. Our assisted living facilities target residents generally requiring assistance with two or three ADLs and are generally smaller than our Brookdale Living facilities, with an average unit/bed capacity of 44 units/beds. We operate 299 facilities, with an aggregate capacity of 13,064 units/beds, representing approximately 44% of the total unit/bed capacity of our facilities.
       Management Services. Our management services segment includes 17 facilities owned by others and operated by us pursuant to management agreements. Under our management agreements for these facilities, we receive management fees as well as reimbursed expense revenues, which represent the reimbursement of certain expenses we incur on behalf of the owners. These 17 facilities have an aggregate capacity of 3,430 units/beds, representing approximately 11% of the total unit/bed capacity of our facilities.
Revenues
       We generate all of our revenues from resident fees, entrance fees and management fees. For each of the three and nine months ended September 30, 2005 and the year ended December 31, 2004, approximately 99.5% and 0.5% of our revenues were generated from resident fees and management fees, respectively. In addition, we generated a small amount of revenue from entrance fees, which accounted for less than 0.1% of our revenues for these periods.
       We derive over 97% of our resident fees from private pay sources. Our resident fees are paid, on a monthly basis in advance, by residents, their families or other responsible parties, typically out of personal income, assets or other savings. As a result, economic downturns or changes in demographics, among other things, could impact our ability to charge and collect resident fees. Ancillary charges are billed in arrears.
       Resident Fees. We generate resident fee revenue on a monthly basis from each resident in each facility that we own and operate or lease and operate. The rates we charge are highly dependent on local market conditions and the competitive environment in which the facilities operate. Substantially all of our independent and assisted living residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than 12 or 13 months, or monthly, respectively, thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any such pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. In addition, regulations governing assisted living facilities in several states stipulate that each resident must have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, a majority of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days’ notice. Our independent living facilities generally allow residents to terminate their leases upon the need for a higher level of care not provided at the facility or death.

Upon termination of a lease, the resident is usually obligated to pay rent for the lesser of 60 days after he or she vacates the unit or until the unit is rented by another resident.
       On average, for the three and nine months ended September 30, 2005, we generated resident fees of approximately $2,946 and $2,910 per unit/bed per month, or $35,352 and $34,920 per unit/bed on an annual basis, respectively, and for the three months and nine months ended September 30, 2004, we generated resident fees of approximately $2,831 and $2,823 per unit/bed per month, or $33,972 and $33,876 per unit/bed on an annual basis, respectively. For the three and nine months ended September 30, 2005 and September 30, 2004, we generated approximately $208.4 million and $574.9 million, and $165.3 million and $482.5 million, respectively, in resident fee revenue. For the years ended December 31, 2004 and 2003, we generated approximately $657.3 million and $217.2 million, respectively, in resident fee revenue. The increases were attributable to the leasing of 15 properties from Ventas during the first half 2004, and improved operations at our same store facilities.
       Entrance Fees. In three of our CCRC facilities, independent living residents pay an entrance fee upon moving into the facility in addition to a monthly fee. We have two types of entrance fee arrangements, as described below.
       In two of our facilities, a portion of the entrance fee is generally non-refundable and a portion is refundable. The non-refundable portion of the fee is initially recorded as deferred revenue and amortized to revenue over the estimated stay of the resident in the facility. The refundable portion of the fee is generally refundable upon the resale of the unit, or in certain agreements upon resale of a comparable unit or 12 months after the resident vacates the unit. Amounts payable from resale of the unit or a comparable unit are classified as current liabilities. Based on market conditions and resident preferences we periodically review our entrance fee arrangements to determine the amount of the fee and the allocation between the refundable and non-refundable portions.
       In one facility the entrance fee is refundable to the resident pro rata over a 67-month period. Accordingly, the fee is amortized to revenue over 67 months. If the resident vacates the unit, the refundable portion is classified as a current liability.
       For each of the three and nine months ended September 30, 2005, we received $2.0 million and $3.2 million of entrance fees and refunded $1.4 million and $1.7 million. Of the amount received, $0.4 million and $0.7 million is deferred and amortized and $1.6 million and $2.5 million is refundable to the resident generally upon resale of the unit or a comparable unit.
       Management Fees. Management fees are monthly fees that we collect from owners of facilities for which we are the manager. Management fees typically range from 2.8% to 5.0% of the facility’s total gross revenues. All management fees are recognized as revenues when services are provided. For the three and nine months ended September 30, 2005 and September 30, 2004, we earned approximately $1.0 million and $2.7 million, and $0.9 million and $2.5 million, respectively, in management fee revenue. For the years ended December 31, 2004 and December 31, 2003, we earned approximately $3.5 million and $5.4 million, respectively, in management fee revenue. Management fee revenues decreased primarily due to the lease of the 14 facilities from Ventas during the quarter ended March 31, 2004, that were previously managed by us, offset by the additional nine facilities for which we took over management in August and December 2004.
       The terms of our management agreements generally range from one to three years and can be cancelled by the property owners for cause, sale of the facility or upon 30 to 60 days’ notice at renewal.
Operating Expenses
       We classify our operating expenses into the following categories: (i) facility operating expenses, which include labor, food, marketing and other direct facility expenses, insurance and real estate taxes; (ii) general and administrative expenses, which primarily include the cost to staff and maintain our corporate headquarters and other overhead costs; (iii) facility lease payments; and (iv) depreciation and amortization.
Alterra Reorganization
       In the second half of 2000, two issues emerged that had a materially adverse effect on Alterra’s liquidity. First, costs associated with operating Alterra’s residences, labor and liability insurance costs in particular, increased significantly in the second half of 2000. Labor costs increased due to an increase in demand for skilled nursing professionals and an overall low unemployment rate. The costs of obtaining liability insurance increased due to an increase in the number of professional liability claims. Second, due both to a generally unfavorable financing market for assisted living residences and the declining credit fundamentals at both the residence and corporate level, Alterra was unable to complete its anticipated financing transactions in 2000 and 2001. Declining credit fundamentals relates to a reduction in Alterra’s liquidity position and negative equity value caused by its inability to meet the projections in its business plan. These declining credit fundamentals and its assessment of future market conditions caused management to decide to reorganize its business under Chapter 11 (as discussed below). Throughout 2000 and 2001, Alterra sought to implement several strategic initiatives designed to strengthen its balance sheet and to enable management to focus on stabilizing and enhancing its core business operations. The principal components of these strategic initiatives included: (i) discontinuing its development activity; (ii) reducing its use of and reliance upon joint venture arrangements; (iii) reducing the amount of outstanding debt; and (iv) focusing on improving its cash flow.
       On January 22, 2003, Alterra filed a voluntary petition with the Bankruptcy Court to reorganize under Chapter 11 of the Bankruptcy Code. Alterra believed that its Chapter 11 Filing was an appropriate and necessary step to conclude its reorganization initiatives commenced in 2001.
       On November 26, 2003, the United States Bankruptcy Court for the District of Delaware entered an order confirming Alterra’s Second Amended Plan of Reorganization, or the Plan. Alterra executed an Agreement and Plan of Merger, or the Merger Agreement, with FEBC-ALT Investors pursuant to which FEBC-ALT Investors purchased 100% of the common stock of Alterra upon emergence from the Chapter 11 bankruptcy proceeding. FEBC-ALT Investors is a limited liability company with the following members: FIT-ALT Investor LLC, an affiliate of Fortress, or FIT-ALT Investor; Emeritus; NW Select; and certain members of our management. Prior to Alterra’s bankruptcy, there was no relationship between Alterra and Emeritus, NW Select or Fortress. However, Daniel R. Baty, an affiliate of Emeritus and NW Select, through his affiliates, participated in an investment in convertible debt of Alterra prior to the bankruptcy which was expunged in the bankruptcy proceedings. Pursuant to the Merger Agreement, FEBC-ALT Investors was capitalized with $76.0 million, including (i) a $15.0 million senior loan to FEBC-ALT Investors from an affiliate of Fortress Investment Trust II, or FIT II, a private equity fund, and (ii) $61.0 million of aggregate equity contributions. FIT II provided approximately 75% of the equity investment to FEBC-ALT Investors and was entitled to appoint a majority of the directors of Alterra. Emeritus and NW Select provided the remaining equity capital to FEBC-ALT Investors and each was entitled to appoint one director. The merger consideration was used to fund (i) costs of Alterra’s bankruptcy and reorganization and to provide for the working capital and other cash needs of Alterra and (ii) a distribution to the unsecured creditors. In connection with the execution of the Merger Agreement, Emeritus and FIT II delivered a Payment Guaranty to Alterra pursuant to which Emeritus and FIT II guaranteed up to $6.9 million and $69.1 million, respectively, of the merger consideration.
       Alterra emerged from bankruptcy on December 4, 2003, which we refer to as the Effective Date. Since FEBC-ALT Investors purchased Alterra in December 2003, a number of actions have been taken in an effort to resolve the issues which led to Alterra’s bankruptcy filing. These actions included, but were not limited to, (i) implementing the various strategic initiatives that were begun by management in 2000 and 2001 described above, (ii) selling or otherwise disposing of more than 200 facilities and vacant land parcels that either generated negative cash flow or were in non-

strategic markets (with the proceeds from most of these sales being used to pay down existing debt or reduce other liabilities), and (iii) reducing recurring general and administrative expenses by approximately $15.2 million. We believe these initiatives have adequately addressed the problems that resulted in the bankruptcy.
       Prior to the execution of the Merger Agreement, Alterra was a publicly traded company. Public holders of Alterra’s common stock prior to Alterra’s bankruptcy received no payment or equity interest in exchange for their common stock following the company’s emergence from bankruptcy.
       Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims was approximately $23.0 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which was to be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Alterra has distributed all of the approximately $23.0 million. Certain liabilities deemed subject to compromise were subsequently repaid by Alterra, pursuant to the Plan.
       The working capital settlement between Alterra and the committee of unsecured creditors was finalized and approved by the Bankruptcy Court on December 29, 2004, for a total fixed distributable amount of $2.5 million. Through September 30, 2005, $1.0 million has been distributed. Payment of the remaining distributable amount will be made when all unsecured claims are determinable and liquidated, which is expected to occur by the end of 2005.
       On the Effective Date, Alterra adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, Alterra adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, Alterra adjusted its assets and liabilities to their fair values as of December 1, 2003. Alterra’s reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of post-bankruptcy Alterra plus the post-emergence liabilities existing at the reorganization date of December 4, 2003. To the extent the fair value of its tangible and identifiable intangible assets, net of liabilities, exceeded the reorganization value, the excess was recorded as a reduction of the amount allocated to property, plant and equipment and intangible assets.
Acquisitions and Dispositions
       Our financial results are impacted by the timing, size and number of acquisitions, leases and sale-leasebacks we complete in a period. Since January 2001, the number of facilities we owned or leased increased by 39, which resulted in an increase of approximately 8,300 units/beds, for an aggregate purchase price or lease value of approximately $802.8 million (including two facilities held for sale, which were sold at no gain or loss on July 1, 2005 and September 14, 2005 for $2.5 million and $9.0 million, respectively). During this time period, we managed an additional 14 facilities with approximately 2,800 units/beds for a total of 53 facilities with approximately 11,100 units/beds that we began to own, lease or manage since January 2001.
       During the fourth quarter of 2004, we completed a sale-leaseback with Provident Senior Living Trust, or Provident, whereby we sold 68 facilities (which included 6,819 units/beds) to Provident for an aggregate sales price of $982.8 million and leased the facilities back through October 31, 2019 and December 31, 2019 with extension rights at our option. On June 7, 2005, Ventas announced that it had completed the acquisition of Provident pursuant to the terms of the Agreement and Plan of Merger, dated as of April 12, 2005, under which Provident was merged with and into a wholly-owned subsidiary of Ventas.
       During the first quarter of 2004, the limited partnerships that owned 14 facilities in which our subsidiaries had general and limited partnership interests sold these facilities to affiliates of Ventas for an aggregate sales price of $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, certain of our subsidiaries entered into agreements to lease the 15 facilities (which included 2,215 units/beds) from Ventas pursuant to either a master lease or individual leases (collectively, the Ventas Leases).
       On May 1, 2002, we leased seven facilities, which included 1,477 units/beds, from an affiliate of Capstead Mortgage Corporation, or Capstead, which at the time was an affiliate of Fortress. In November 2002, Capstead sold one facility (which contained 83 units/beds) and adjusted the lease payment.
       Asset dispositions consist of assisted living facilities and land parcels identified during Alterra’s bankruptcy as non-core assets that have been classified as held for sale. For the years ended December 31, 2004 and 2003, Alterra disposed of 13 facilities and land parcels that included 790 units/beds and nine facilities and land parcels that included 551 units/beds, respectively.
Financial Developments
       The following are certain changes in our financial results that have occurred or that we expect to occur for the remainder of 2005 and beyond, as compared to our prior years’ results.
       On August 5, 2005 and September 14, 2005, pursuant to the restricted stock plans described more fully in “Management — Equity Incentive Plans — Employee Restricted Stock Plans,” BLC issued 988 shares of its common stock and FEBC-ALT Investors issued 3.33% of its membership interests to certain of BLC’s and Alterra’s executives, in each case, subject to equitable adjustment upon the occurrence of certain corporate transactions or events. Of the 988 shares of BLC stock granted, 25 shares were granted to Paul Froning, a member of our management, in exchange for a cash payment to BLC by Mr. Froning of $500,000. These 25 shares are fully vested and are not subject to risk of forfeiture. Upon the completion of the series of formation transactions described in “Business — History,” all shares of BLC common stock and FEBC-ALT Investors membership interests were automatically converted into shares of our common stock. The shares and membership interests granted pursuant to the restricted stock plans had an aggregate value of approximately $16.3 million based on a contemporaneous valuation. In connection with the initial grant, we paid certain of the executives a cash bonus of $6.4 million to reimburse them for Federal and state income taxes. We determined the fair value of the shares of BLC and membership interests of FEBC-ALT Investors issued to executives on August 5, 2005 and September 14, 2005 by evaluating the amount a seller would receive in connection with the sale of such shares or membership interests. This evaluation was based on the assumption that such a sale was made following arm’s length negotiations with the buyer having full access to information regarding such shares or membership interests. In addition we assumed that neither the buyer nor the seller was under a compulsion to execute the transaction. For purposes of this evaluation, we treated each of BLC and FEBC-ALT Investors as a going concern. We also calculated the value of the securities issued on a non-marketable, minority interest basis. The difference between the fair value as of the date of each grant and the IPO price could be attributed to, among other things, the consummation of the formation transactions described in “Business — History,” the estimated synergies or cost savings resulting from the formation transactions and any premium associated with this offering. In connection with the initial grant, we adopted SFAS 123R and recorded compensation expense based on the fair value of the stock of BLC and membership interests of FEBC-ALT Investors. Upon completion of the formation transactions described in “Business — History,” the executives exchanged their stock in BLC and their membership interests in FEBC-ALT Investors for stock of the Company. Based on an initial public offering price of $19.00 per share, we recorded initial compensation expense of $18.5 million for the vested shares from the date of grant to the date of the expected initial public offering, of which $10.0 million was recorded as of September 30, 2005.
       On March 30, 2005, we refinanced the construction loans secured by five facilities with new construction loans in the aggregate amount of $182.0 million, bearing interest at 30-day LIBOR plus 3.05% to 5.60% (weighted average 3.50%), payable in monthly installments of interest only through the maturity of April 1, 2008. The loans can be extended for two additional one-year terms (subject to certain performance covenants and payment of an annual extension fee of ..25%). See “Description of Indebtedness — Guaranty Bank Mortgage Loan.”
       In connection with the funding of the loans, we entered into interest rate swaps with a notional amount of $182.0 million to hedge the floating-rate debt payments, for which we pay an average fixed rate of 4.64% and receive 30-day LIBOR from the counterparty. The interest rate swaps are comprised of a $145.0 million notional amount for seven years and a $37.0 million notional amount for three years. In connection with the swaps, we posted approximately $2.3 million as collateral with the counterparty and are required to post additional collateral based on changes in the fair value of the swaps. The swaps are recorded as cash flow hedges.
       On March 28, 2005, we entered into a seven-year interest rate swap with a notional amount of $70.0 million to hedge $72.2 million of floating-rate debt, pursuant to which we pay a fixed rate of 4.70% and receive 30-day LIBOR from the counterparty. The balance of the floating-rate debt will be hedged by a redesignation of the hedge of $2.2 million currently in place with respect to debt secured by the Fortress CCRC Portfolio.
       On April 5, 2005, we acquired the Fortress CCRC Portfolio for $210.5 million, including closing costs and including the assumption of $24.4 million of refundable entrance fees. The acquisition was financed with $105.8 million of variable-rate debt payable interest-only through maturity. In connection with the financing, we entered into an interest rate swap that effectively converted the debt from floating to a fixed rate of 6.615%.
       In June and July 2005 we acquired the Prudential Portfolio for $285.8 million, including closing costs and excluding the swap termination payment discussed below. The acquisition was financed with $171.0 million of debt bearing interest at 5.38% payable interest-only for the first five years and then principal and interest until maturity in 2012. Prior to the acquisition we entered into a $170.0 million forward swap to hedge the anticipated floating-rate debt under which we paid 4.6375% and received 30-day LIBOR. At closing in June and July 2005, we obtained fixed-rate financing and terminated the swap for an aggregate payment of $2.6 million.
       We plan to repay $60.7 million and $2.2 million of indebtedness and temporary lessor advances, respectively, with a portion of the proceeds of this offering. Offsetting this amount is $13.0 million of debt we expect to incur in connection with the purchase of six facilities (which include 237 units/beds) pursuant to a purchase option in our lease with Omega Healthcare Investors, Inc. and certain of its affiliates. See “Use of Proceeds.” The net effect of these transactions will be to reduce our annual interest and lease expense by $5.8 million on an annual basis.
       As a new public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company related to corporate governance, Securities and Exchange Commission, or SEC, reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compliance with the various provisions of the Sarbanes-Oxley Act of 2002. In particular, we expect to incur significant incremental expenses associated with Sarbanes-Oxley Section 404 compliance documentation and remediation. In addition, as a New York Stock Exchange-listed company, we are required to establish an internal audit function, as a result of which we will incur additional costs. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We expect the legal, accounting and other expenses that we will incur as a public company to result in general and administrative costs of approximately $4.1 million in 2006 and approximately $2.5 million thereafter on an annual basis. We expect to fund these additional costs using cash flows from operations and from financing activities such as this offering and additional indebtedness, including availability under our expected lines of credit.

       As of September 30, 2005, our facilities were 89.0% occupied. We expect to maintain and increase these occupancy levels due to the projected demand for senior living services; however, there can be no assurance that we will maintain or increase this occupancy level or the resident fees we charge for our services. Due to the stable nature of our portfolio, we do not expect to add significant personnel to our facilities as occupancy increases; however, we are subject to wage and benefit cost increases as we strive to attract and retain skilled management and staff at our facilities. In addition, we are subject to increases in other operating expenses such as: real estate taxes, as the taxing authorities are under increasing pressure to raise revenues; utilities, as a result of the recent oil shortages and supply problems; and insurance costs.
       General and administrative costs have increased primarily due to the inclusion of Alterra in our operations, effective December 1, 2003, and the increase in the number of properties we own, lease and manage. During 2005, we purchased the Fortress CCRC Portfolio (8 facilities with 3,238 units/beds of which 825 are resident-owned cottages managed by us; we sold two of these facilities in the third quarter of 2005, one of which we continue to manage) and the Prudential Portfolio (9 facilities with 1,261 units/beds). Each of these acquisitions required us to add incremental corporate staff to oversee these facilities, and we expect to incur similar incremental and general and administrative costs in the future as we acquire additional senior housing facilities.
       Historically we have leased facilities under long-term leases. We intend to finance our future acquisitions primarily through a combination of traditional mortgage debt and equity and to reduce our use of sale-leaseback transactions. As a result, we expect the overall percentage of our revenues derived from our leased portfolio to decline. From a business standpoint, there is no fundamental difference in the way we manage the operations of our leased versus owned facilities, while from a financial standpoint, financing future acquisitions with traditional mortgage financing and equity is expected to generate more cash flow to distribute to our stockholders and the opportunity to generate additional proceeds from future refinancing opportunities.
Results of Operations
Comparison of the Three Months Ended September 30, 2005 to the Three Months Ended September 30, 2004
       The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of those items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000’s). Our results reflect the inclusion of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively.

			Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

Statement of Operations Data:
Revenue
Resident fees:
Brookdale Living(1):
Above average	$56,399	$41,352	$15,047	36.4%
Below average	45,442	27,756	17,686	63.7%

Total	101,841	69,108	32,733	47.4%

Alterra(2):
Above average	61,169	57,283	3,886	6.8%
Below average	45,361	38,888	6,473	16.6%

Total	106,530	96,171	10,359	10.8%

Total resident fees	208,371	165,279	43,092	26.1%

Management fees	988	882	106	12.0%

Total revenues	209,359	166,161	43,198	26.0%

			Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

Expenses
Facility operating:
Brookdale Living:
Above average	29,376	21,476	7,900	36.8%
Below average	34,886	20,025	14,861	74.2%

Total	64,262	41,501	22,761	54.8%

Alterra:
Above average	34,382	32,690	1,692	5.2%
Below average	34,924	30,808	4,116	13.4%

Total	69,306	63,498	5,808	9.1%

Total Facility Operating Expenses	133,568	104,999	28,569	27.2%

Lease expense	47,259	21,281	25,978	122.1%
General and administrative (including non-cash stock compensation expense)	29,922	9,809	20,113	205.0%
Depreciation and amortization	15,058	14,461	597	4.1%

Total operating expenses	225,807	150,550	75,257	50.0%

Income from operations	(16,448)	15,611	(32,059)	(205.4)%
Interest income	825	172	653	379.7%
Interest expense:
Debt	(13,126)	(17,477)	4,351	24.9%
Change in fair value of derivatives	(67)	(3,654)	3,587	98.2%
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	(196)	(327)	131	40.1%

Loss before income taxes	(29,012)	(5,675)	(23,337)	(411.2)%
(Provision) benefit for income taxes	(748)	580	(1,382)	(229.0)%

Income (loss) before minority interest	(29,760)	(5,095)	(24,665)	(484.1)%
Minority Interest	10,918	3,495	7,423	212.4%

Income (loss) before discontinued operations	(18,842)	(1,600)	(17,242)	(1,077.6)%
Discontinued operations	(205)	(57)	(148)	(259.6)%

Net income (loss)	$(19,047)	$(1,657)	$(17,390)	(1,049.5)%

Selected Operating and Other Data:
Number of facilities (at end of period)	380	368	12	3.3%
Total units/beds operated(3)	30,048	26,299	3.749	14.3%
Owned/leased facilities units/beds	26,618	22,540	4,078	18.1%
Owned/leased facilities occupancy rate:
Period end	88.9%	87.9%	1.0%	1.1%
Weighted average	88.7%	87.3%	1.4%	1.6%
Average monthly revenue per unit/bed(4)	$3,038	$2,798	$240	8.6%
Selected Segment Operating and Other Data:
Brookdale Living:
Number of Facilities (period end)	64	49	15	30.6%
Total units/beds	13,554	9,476	4,078	43.0%
Occupancy Rate
Period end	90.3%	92.2%	(1.9)%	(2.1)%
Weighted average	90.2%	92.0%	(1.8)%	(2.0)%
Average monthly rate per unit/bed(4)	2,958	2,644	314	11.9%
Alterra:
Number of Facilities (period end)	299	299	—	—
Total units/beds	13,064	13,064	—	—
Occupancy/Rate
Period end	87.5%	84.8%	2.7%	3.2%
Weighted average	87.2%	84.0%	3.2%	3.8%
Average monthly rate per unit/bed(4)	3,117	2,921	196	6.3%

			Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

Managed:
Number of Facilities (period end)	17	20	(3)	(15.0)%
Total units/beds	3,430	3,759	(329)	(8.8)%
Occupancy Rate(5)
Period end	89.9%	83.2%	6.7%	8.1%
Weighted average	89.2%	84.3%	4.9%	5.8%
Average monthly rate per unit/bed(4)	2,321	2,365	(44)	(1.9)%

(1)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the three months ended September 30, 2005, Brookdale Living had an average margin of 36.9%. During that period, three facilities had operating margins between negative and 10%, representing revenues and facility operating income of $4.6 million and $0.3 million, respectively, and 13 facilities had operating margins over 50%, representing revenues and facility operating income of $24.6 million and $13.4 million, respectively. For the three months ended September 30, 2004, Brookdale Living had an average margin of 39.9%. During that period, no facilities had operating margins between negative and 10%, and seven facilities had operating margins over 50%, representing revenues and facility operating income of $16.5 million and $9.0 million, respectively. The overall decrease in operating margin was primarily due to the addition in April 2005 of the Fortress CCRC Portfolio, which had lower occupancy and margins, partially offset by the addition in June/July 2005 of the Prudential Portfolio, which had higher margins.

(2)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the three months ended September 30, 2005, Alterra had an average operating margin of 34.9%. During that period, 30 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $5.4 million and ($0.2 million), respectively, and 14 facilities had operating margins over 50%, representing revenues and facility operating income of $7.9 million and $4.2 million, respectively. For the three months ended September 30, 2004, Alterra had an average margin of 34.0%. During that period, 33 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $5.6 million and ($0.2 million), respectively, and 17 facilities had operating margins over 50%, representing revenues and facility operating income of $8.0 million and $4.3 million, respectively. The increase in the average margin was primarily due to the increase in rate of $196, or 6.3%, and average occupancy of 3.2%.

(3)	Total units/beds operated represent the total units/beds operated as of the end of the period, including 825 resident-owned cottages on our CCRC campuses managed by us. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period, excluding the 825 resident-owned cottages.

(4)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented, excluding the 825 resident-owned cottages.

(5)	Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

Revenues
       Our total revenues increased primarily as a result of an increase of $43.1 million, or 26.1%, in resident fees and an increase in management fee revenue of $0.1 million, or 12.0%.
       Resident fee revenue
       Resident fees increased by approximately $11.3 million, or 6.4%, at the 347 facilities we operated during both periods. The remaining increase in resident fee revenue was primarily due to the lease up of four facilities and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/ July 2005, respectively.
       Brookdale Living revenue increased $32.7 million, or 47.4%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/ July 2005, respectively. The inclusion of these facilities offset increases in occupancy and average rate for the 49 facilities operated in the same period in the prior year. The Fortress CCRC Portfolio has a lower average rate, as the independent living units/beds at three facilities charge an entrance fee which is deferred and amortized over the expected stay of the resident.
       Alterra revenues increased $10.4 million, or 10.8%, primarily due to a 3.8% increase in average occupancy and 6.3% increase in average monthly rent per unit/bed.
       Management fee revenue
       Management fee revenue increased over this period primarily due to the new management agreements entered into during the second half of 2004, partially offset by lower occupancy levels at several of the new managed facilities.
Operating Expenses
       The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $28.6 million, or 27.2%; (ii) general and administrative expenses increased $20.1 million, or 205.0%; (iii) lease expenses increased $26.0 million, or 122.1%; and (iv) depreciation and amortization expenses increased $0.6 million, or 4.1%.
       Explanations of significant variances noted in individual line-item expenses for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004 are as follows:

•	The increased facility operating expenses of $28.6 million, or 27.2%, were primarily due to increases in salaries, wages and benefits and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/ July 2005, respectively.
Brookdale Living operating expense increased $22.8 million, or 54.8%, primarily due to the addition of the Fortress CCRC Portfolio and Prudential Portfolio into our operations effective April and June/ July 2005, respectively. The balance of the increase was primarily due to increases in salaries, wages and benefits.
Alterra operating expense increased $5.8 million, or 9.1%, primarily due to increases in salaries, wages and benefits as a result of the increased occupancy and level of care provided to residents.

•	General and administrative expenses increased $20.1 million, or 205.0%, primarily as a result of $8.6 million of merger costs in connection with our formation transactions and bonuses to reimburse key management for their Federal and state income taxes in connection with our restricted stock grant, non- cash compensation expense of $10.0 million as a result of the restricted stock grant and our adoption of SFAS No. 123R, an increase in salaries, wages and benefits, and an increase in the number of employees due to the addition of the new management agreements and the the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/ July 2005, respectively. General and administrative expenses as a percentage of total revenue, including revenue generated by the facilities we manage, was 4.9% and 5.4% for the three months ended September 30, 2005 and 2004, respectively, calculated as follows:

	Three Months Ended
	September 30,

	2005	2004

Combined resident fee revenues	$208,371	$165,279
Resident fee revenues under management	20,162	15,740

Total	$228,533	$181,019

General and administrative expenses (excluding combination expenses, non-cash stock compensation expense and bonuses in connection with the restricted stock grant)	$11,239	$9,809

General and administrative expenses as of % of total revenues	4.9%	5.4%

•	Lease expenses increased $26.0 million, or 122.1%, primarily due to the Provident leases that we entered into during the fourth quarter of 2004, including $5.1 million of additional lease expense from straight-line rent expense, partially offset by $2.1 million of additional deferred gain amortization.

•	Total depreciation and amortization expense increased by $0.6 million, or 4.1%, due to depreciation on capital expenditures and leasehold improvements and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively, partially offset by the Provident sale-leaseback transaction in the fourth quarter of 2004.

•	Interest income increased $0.7 million, or 379.7%, primarily due to an increase in cash and cash equivalents invested from the Provident transaction proceeds and interest earned on the lease security deposit.

•	Interest expense decreased $7.9 million, or 37.6%, primarily due to approximately $433.6 million of our debt that was assumed by Provident or repaid using proceeds from the sale-leaseback arrangements in the fourth quarter of 2004, partially offset by an increase related to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/ July 2005, respectively, change in fair value of interest rate swaps and increased interest rates on floating-rate debt.

Comparison of the Nine Months Ended September 30, 2005 and the Nine Months Ended September 30, 2004
       The following table sets forth, for the periods indicated, a statement of operations items and the amount and percentage of increase or decrease of those items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000’s). Our results reflect the inclusion of the Fortress CCRC Portfolio and the Prudential Portfolio in our operations effective April and June/July 2005, respectively.

			Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

Statement of Operations Data:
Revenue
Resident fees:
Brookdale Living(1):
Above average	$141,385	$113,315	$28,070	24.8%
Below average	120,016	80,305	39,711	49.5%

Total	261,401	193,620	67,781	35.0%

Alterra(2):
Above average	187,265	173,404	13,861	8.0%
Below average	126,189	115,476	10,713	9.3%

Total	313,454	288,880	24,574	8.5%

Total resident fees	574,855	482,500	92,355	19.1%
Management fees	2,675	2,514	161	6.4%

Total revenues	577,530	485,014	92,516	19.1%

Expenses
Brookdale Living:
Above average	72,170	59,425	12,745	21.4%
Below average	89,206	57,969	31,237	53.9%

Total	161,376	117,394	43,982	37.5%

Alterra:
Above average	107,451	99,440	8,011	8.1%
Below average	97,955	90,102	7,853	8.7%

Total	205,406	189,542	15,864	8.4%

Total facility operating expenses	366,782	306,936	59,846	19.5%
Lease expense	140,852	59,771	81,081	135.7%
General and administrative (including non-cash stock compensation expense)	52,903	30,914	21,989	71.1%
Depreciation and amortization	30,861	43,440	(12,579)	(29.0)%

Total operating expenses	591,398	441,061	150,337	34.1%

Income from operations	(13,868)	43,953	(57,821)	(131.6)%
Interest income	2,200	623	1,577	253.1%
Interest expense:
Debt	(33,439)	(53,249)	19,810	37.2%
Change in fair value of derivatives	4,080	1,465	2,615	178.5%
Gain on extinguishment of debt	(453)	—	(453)	N/A %
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	(641)	(797)	156	19.6%

Loss before income taxes	(42,121)	(8,005)	(34,116)	(426.2)%
(Provision) benefit for income taxes	(933)	(2,180)	1,247	57.2%

Loss before minority interest	(43,054)	(10,185)	(32,869)	(322.7)%
Minority Interest	16,389	7,950	8,439	106.2%

Income (loss) before discontinued operations	(26,665)	(2,235)	(24,430)	(1,093.1)%
Discontinued operations	(128)	(1,083)	955	88.2%

Net loss	$(26,793)	$(3,318)	$(23,475)	(707.5)%

			Increase	% Increase
	2005	2004	(Decrease)	(Decrease)

Selected Operating and Other Data:
Number of facilities (at end of period)	380	368	12	3.3%
Total units/beds operated(3)	30,048	26,299	3,749	14.3%
Owned/leased facilities units/beds	26,618	22,540	4,078	18.1%
Owned/leased facilities occupancy rate:
Period end	88.9%	87.9%	1.0%	1.1%
Weighted average	88.5%	87.3%	1.2%	1.4%
Average monthly revenue per unit/bed(4)	$2,972	$2,725	$247	9.1%
Selected Segment Operating and Other Data:
Brookdale Living:
Number of Facilities (period end)	64	49	15	30.6%
Total units/beds	13,554	9,476	4,078	43.0%
Occupancy Rate
Period end	90.3%	92.2%	(1.9)%	(2.1)%
Weighted average	90.6%	93.1%	(2.5)%	(2.7)%
Average monthly rate per unit/bed(4)	2,857	2,606	251	9.6%
Alterra:
Number of Facilities (period end)	299	299	—	—
Total units/beds	13,064	13,064	—	—
Occupancy Rate
Period end	87.5%	85.7%	1.8%	2.1%
Weighted average	86.7%	83.9%	2.8%	3.3%
Average monthly rate per unit/bed(4)	3,076	2,929	147	5.0%
Managed:
Number of Facilities (period end)	17	20	(3)	(15.0)%
Total units/beds	3,430	3,759	(329)	(8.8)%
Occupancy Rate(5)
Period end	89.9%	83.2%	6.7%	8.1%
Weighted average	89.7%	86.5%	3.2%	3.7%
Average monthly rate per unit/bed(4)	2,286	2,492	(206)	(8.3)%

(1)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the nine months ended September 30, 2005, Brookdale Living had an average operating margin of 38.3%. During that period, two facilities had operating margins between negative and 10%, representing revenues and facility operating income of $8.0 million and $0.6 million, respectively, and 13 facilities had operating margins over 50%, representing revenues and facility operating income of $58.3 million and $32.3 million, respectively. For the nine months ended September 30, 2004, Brookdale Living had an average operating margin of 39.4%. During that period, two facilities had operating margins between negative and 10%, representing revenues and facility operating income of $6.4 million and $0.5 million, respectively, and seven facilities had operating margins over 50%, representing revenues and facility operating income of $45.6 million and $24.5 million, respectively. The overall decrease in operating margin was primarily due to the addition in April 2005 of the Fortress CCRC portfolio, which had lower occupancy and margins partially offset by the addition in June/ July 2005 of the Prudential portfolio with higher margins.

(2)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the nine months ended September 30, 2005, Alterra had an average operating margin of 34.5%. During that period, 30 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $15.7 million and ($0.5 million), respectively, and 14 facilities had operating margins over 50%, representing revenues and facility operating income of $15.5 million and $8.2 million, respectively. For the nine months ended September 30, 2004, Alterra had an average operating margin of 34.4%. During that period, 33 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $13.5 million and $0.1 million, respectively, and 17 facilities had operating margins over 50%, representing revenues and facility operating income of $12.1 million and $6.3 million, respectively. The increase in average margin was primarily due to an increase in rate and occupancy partially offset be an increase in expenses. The increase in expenses was primarily due to salaries, wages and benefits.

(3)	Total units/beds operated represent the total units/beds operated as of the end of the period, including 825 resident-owned cottages on our CCRC campuses managed by us. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period, excluding the 825 resident-owned cottages.

(4)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented, excluding the 825 resident- owned cottages.

(5)	Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

Revenues
       Our total revenues increased primarily as a result of an increase of $92.4 million, or 19.1%, in resident fees and an increase in management fee revenue of $0.2 million, or 6.4%.
       Resident fee revenue
       Resident fees increased by approximately $27.7 million, or 5.6%, at the 347 facilities we operated during both periods. The remaining increase in resident fee revenue was primarily due to the lease-up of four facilities and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively.
       Brookdale Living revenue increased $67.8 million, or 35.0%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively. The inclusion of these facilities offset increases in occupancy and average rate for the 49 facilities operated in the same period in the prior year. The Fortress CCRC Portfolio has a lower average rate as the independent living units/beds at three facilities charge an entrance fee which is deferred and amortized over the expected stay of the resident.
       Alterra revenue increased $24.6 million, or 8.5%, primarily due to a 3.3% increase in average occupancy and a 5.0% increase in average monthly rent per unit/bed.
       Management fee revenue
       Management fee revenue increased over this period primarily due to the new management agreements entered into during the second half of 2004 partially offset by the lease of the 14 facilities from Ventas during the quarter ended March 31, 2004, that were previously managed by us.
Operating Expenses
       The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $59.8 million, or 19.5%; (ii) general and administrative expenses increased $22.0 million, or 71.1%; and (iii) lease expenses increased $81.1 million, or 135.7%; which increases were offset by a decrease in depreciation and amortization expenses of $12.6 million, or 29.0%.
       Explanations of significant variances noted in individual line-item expenses for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 are as follows:

•	Of our increased facility operating expenses, $13.1 million, or 4.1%, was attributable to the 347 facilities we operated during both periods. The increase was primarily due to increases in salaries, wages and benefits, the operations from the 14 facilities that we leased from Ventas, and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July, 2005, respectively.

•	Brookdale Living operating expense increased $44.0 million, or 37.5%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively. The balance was primarily due to increases in salaries, wages and benefits.

•	Alterra operating expense increased $15.9 million, or 8.4%, primarily due to increased salaries, wages and benefits as a result of increased occupancy and level of care provided to residents.

•	General and administrative expenses increased $22.0 million, or 71.1%, primarily as a result of $8.9 million of merger costs in connection with our formation, bonuses to reimburse key management for their Federal and state income taxes in connection with our restricted stock grant, non-cash compensation expense of $10.0 million as a result of the restricted stock grant and our adoption of SFAS No. 123R, an increase in salaries, wages and benefits, an increase in the number of employees in anticipation of and in connection with the addition of new management agreements and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively. General and administrative expenses as a percentage of total revenue, including revenue generated by the facilities we manage, was 5.4% and 6.0% for the nine months ended September 30, 2005 and 2004, respectively, calculated as follows:

	Nine Months Ended
	September 30,

	2005	2004

Combined resident fee revenues	$574,855	$482,500
Resident fee revenues under management	57,815	34,788

Total	$632,670	$517,288

General and administrative expenses (excluding combination expenses, non-cash stock compensation expense and bonuses in connection with the restricted stock grant)	$33,988	$30,914

General and administrative expenses as of % of total revenues	5.4%	6.0%

•	Lease expenses increased $81.1 million, or 135.7%, primarily due to payments under the Ventas operating leases that we entered into during the first half of 2004 and the Provident leases that we entered into during the fourth quarter of 2004, including $17.2 million of additional lease expense from straight-line rent expense, partially offset by $6.4 million of additional deferred gain amortization.

•	Total depreciation and amortization expense decreased by $12.6 million, or 29.0%, primarily due to sale-leaseback arrangements entered into with respect to the 68 facilities sold and leased back from Provident in the fourth quarter of 2004, partially offset by increased depreciation on capital expenditures and leasehold improvements and the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively.

•	Interest income increased $1.6 million, or 253.1%, primarily due to an increase in cash and cash equivalents invested from the Provident transaction proceeds and interest earned on the lease security deposit.

•	Interest expense decreased $22.4 million, or 43.3%, primarily due to approximately $433.6 million of our debt that was assumed by Provident or repaid using proceeds from the sale-leaseback arrangements in the fourth quarter of 2004, partially offset by an increase related to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively, change in fair value of interest rate swaps and increased interest rates on floating-rate debt.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
       The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000’s). Our results reflect the inclusion of Alterra in our operations effective December 1, 2003.

			Increase	% Increase
	2004	2003	(Decrease)	(Decrease)

Statement of Operations Data:

Revenue
Resident fees:
Brookdale Living(1):
Above average	$159,844	$109,835	$50,009	45.5%
Below average	103,765	74,599	29,166	39.1%

Total	263,609	184,434	79,175	42.9%

Alterra(2):
Above average	237,529	20,236	217,293	1,073.8%
Below average	156,189	12,546	143,643	1,144.9%

Total	393,718	32,782	360,936	1,101.0%

Total resident fees	657,327	217,216	440,111	202.6%
Management fees	3,545	5,368	(1,823)	(34.0)%

Total revenues	660,872	222,584	438,288	196.9%

Expenses
Facility operating:
Brookdale Living:
Above average	83,739	56,628	27,111	47.9%
Below average	74,905	53,801	21,104	39.2%

Total	158,644	110,429	48,215	43.7%

Alterra:
Above average	135,384	12,327	123,057	998.3%
Below average	121,141	10,363	110,778	1,069.0%

Total	256,525	22,690	233,835	1,030.6%

Total facility operating expenses	415,169	133,119	282,050	211.9%
Lease expense	99,997	30,744	69,253	225.3%
General and administrative	43,640	15,997	27,643	172.8%
Depreciation and amortization	52,307	22,480	29,827	132.7%

Total operating expenses	611,113	202,340	408,773	202.0%

Income from operations	49,759	20,244	29,515	145.8%
Interest income	637	14,037	(13,400)	(95.5)%
Interest expense:
Debt	(63,634)	(25,106)	(38,528)	(153.5)%
Change in fair value of derivatives	3,176	—	3,176	N/A
Loss from sale of properties	—	(24,513)	24,513	100.0%
Gain on extinguishment of debt	1,051	12,511	(11,460)	(91.6)%
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	(931)	318	(1,249)	(392.8)%
Other	(114)	—	(114)	N/A

Loss before income taxes	(10,056)	(2,509)	(7,547)	(300.8)%
(Provision) benefit for income taxes	(11,111)	(139)	(10,972)	(7,893.5)%

Loss before minority interest	(21,167)	(2,648)	(18,519)	(699.4)%
Minority Interest	11,734	1,284	10,450	813.9%

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(9,433)	(1,364)	(8,069)	(591.6)%
Discontinued operations	(361)	(322)	(39)	(12.1)%
Cumulative effect of change in accounting principle, net of income taxes of $4,460	—	(7,277)	7,277	100.0%

Net loss	$(9,794)	$(8,963)	$(831)	(9.3)%

Selected Operating and Other Data:
Number of facilities (at end of period)	367	359	8	2.2%
Total units/beds operated(3)	26,208	24,423	1,785	7.3%
Owned/leased facilities units/beds	22,540	20,324	2,216	10.9%
Owned/leased facilities occupancy rate:
Period end	89.4%	87.5%	1.9%	2.2%
Weighted average	87.4%	88.0%	(0.6)%	(0.7)%
Average monthly revenue per unit/bed(4)	$2,827	$2,660	$167	6.3%

			Increase	% Increase
	2004	2003	(Decrease)	(Decrease)

Selected Segment Operating and Other Data
Brookdale Living:
Number of Facilities (period end)	49	34	15	46.9%
Total Units/beds	9,476	7,260	2,216	30.3%
Occupancy Rate
Period end	92.8%	89.7%	3.1%	3.5%
Weighted average	91.5%	91.8%	(0.3)%	—
Average monthly rate per unit/bed(4)	2,655	2,720	(65)	(2.4)%
Alterra:
Number of Facilities (period end)	299	299	n/a	n/a
Total Units/beds	13,064	13,064	n/a	n/a
Occupancy Rate
Period end	86.9%	85.4%	1.5%	1.8%
Weighted average	84.4%	86.4%	(2.0)%	(2.3)%
Average monthly rate per unit/bed(4)	2,976	2,848	128	4.5%
Managed:
Number of Facilities (period end)	19	26	(7)	(26.9)%
Total Units/beds	3,668	4,099	(431)	(10.5)%
Occupancy Rate(5)
Period end	79.8%	89.2%	(9.4)%	(10.5)%
Weighted average	84.6%	83.6%	1.0%	1.2%
Average monthly rate per unit/bed(4)	2,581	2,263	318	14.1%

(1)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the year ended December 31, 2004, Brookdale Living had an average margin of 39.8%. During that period, two facilities had operating margins between negative and 10%, representing revenues and facility operating income of $8.8 million and $0.7 million, respectively, and seven facilities had operating margins over 50%, representing revenues and facility operating income of $62.3 million and $33.8 million, respectively. For the year ended December 31, 2003, Brookdale Living had an average margin of 40.1%. During that period, two facilities had operating margins between negative and 10%, representing revenues and facility operating income of $6.7 million and $0.3 million, respectively, and four facilities had operating margins over 50%, representing revenues and facility operating income of $38.4 million and $20.9 million, respectively. The decrease in the average margin was primarily due to the addition of the 15 Ventas facilities that had lower overall margins than the 34 properties we operated during both periods.

(2)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the year ended December 31, 2004, Alterra had an average margin of 34.8%. During that period, 27 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $19.4 million and $0.4 million, respectively, and 12 facilities had operating margins over 50%, representing revenues and facility operating income of $21.9 million and $11.5 million, respectively. For the year ended December 31, 2003, Alterra had an average margin of 30.8%. During that period, 33 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $2.5 million and ($0.1 million), respectively, and ten facilities had operating margins over 50%, representing revenues and facility operating income of $1.1 million and $0.6 million, respectively. The increase in average margin was primarily due to a full years operations of Alterra verses one month of operations in 2003.

(3)	Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(4)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented.

(5)	Includes facilities managed by us but excludes Town Village Oklahoma City, which is currently under development.

Revenues
       Total revenues increased primarily due to increased resident fees of $440.1 million, or 202.6%, the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, leasing of the 15 Ventas facilities in the first half of 2004 (14 of which were leased in the three months ended March 31, 2004 and one of which was leased on May 13, 2004), partially offset by a decrease in management fee revenue of $1.8 million, or 34.0%.
     Resident fee revenue
       Resident fees increased by $11.6 million, or 6.5%, at the 29 facilities we operated during both periods. The remaining increase was primarily due to the addition of Alterra into our operations for a full year following the Effective Date, the consolidation of the five facilities developed and managed by us pursuant to revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46R”) and an increase in resident fees resulting from the 15 facilities leased from Ventas in the first half of 2004.
       Brookdale Living revenue increased $79.2 million, or 42.9%, primarily due to the consolidation of the five facilities developed and managed by us pursuant to FIN 46R and the 15 facilities leased from Ventas in the first half of 2004.
       Alterra revenue increased $360.9 million, or 1,101.0%, due to the addition of Alterra in our results effective December 1, 2003.
     Management fee revenue
       Management fee revenue decreased over this period primarily due to the 14 properties leased from Ventas that were previously managed by us, partially offset by the additional nine facilities (which include 1,915 units/beds) for which we took over management in August and December 2004, and consolidation of five facilities developed and managed by us pursuant to FIN 46R at December 31, 2003.
Operating Expenses
       The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $282.1 million, or 211.9%; (ii) general and administrative expenses increased $27.6 million, or 172.8%; (iii) lease expenses increased $69.3 million, or 225.3%; and (iv) depreciation and amortization expenses increased $29.8 million, or 132.7%.
       Explanations of significant variances noted in individual line-item expenses for the year ended December 31, 2004 as compared to the year ended December 31, 2003 are as follows:

•	Of our increased facility operating expenses, $4.6 million, or 4.4%, was attributable to the 29 facilities we operated during both periods. The remaining increase was primarily a result of the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, the consolidation of the five facilities pursuant to FIN 46R developed and managed by us and expenses associated with operating an additional 15 facilities leased from Ventas in the first half of 2004.
Brookdale Living operating expense increased $48.2 million, or 43.6%, primarily due to the consolidation of the five facilities developed and managed by us pursuant to FIN 46R and the 15 facilities leased from Ventas in the first half of 2004.
Alterra operating expense increased $233.8 million, or 1,030.6%, due to the inclusion of Alterra in our results, effective December 1, 2003.

•	General and administrative expenses increased $27.6 million, or 172.8%, primarily as a result of the inclusion of Alterra into our operations for a full year following the Effective Date in

December 2003, and an increase in salaries, wages and number of personnel (due to wage and salary increases and an additional nine properties we managed during the second half of 2004). General and administrative expense as a percentage of total revenue, including revenue generated by the facilities we manage was 6.0% and 4.9% for the years ended December 31, 2004 and 2003, respectively, calculated as follows ($ in 000’s):

	Year Ended
	December 31,

	2004	2003

Combined resident fee revenues	$657,327	$217,216
Resident fee revenues under management	64,191	108,320

Total	$721,518	$325,536

General and administrative expenses	$43,640	$15,997

General and administrative expenses as of % of total revenues	6.0%	4.9%

•	Lease expense increased $69.3 million, or 225.3%, primarily due to lease expense associated with a full year’s operation of Alterra following the Effective Date in December 2003, the addition of 15 operating leases executed during the first half of 2004 for the Ventas facilities, and the addition of 68 operating leases executed during the fourth quarter 2004 for the Provident facilities, including $3.5 million of additional straight-line rent expense, partially offset by $1.7 million of additional deferred gain amortization.

•	Total depreciation and amortization expense increased by $29.8 million, or 132.7%, primarily due to depreciation and amortization on Alterra’s owned facilities, taking into account a full year’s operation of Alterra following the Effective Date in December 2003, capital additions (including capital additions from 15 additional facilities leased from Ventas in 2004); the purchase of 15 facilities previously leased by us and the consolidation of five facilities pursuant to FIN 46R developed and managed by us at December 31, 2003.

•	Interest income decreased $13.4 million, or 95.5%, primarily due to the reduction in lease security deposits resulting from the purchase of 15 facilities in 2003 and one facility in 2002 that were previously leased by us.

•	Interest expense increased $35.4 million, or 140.8%, primarily due to the cost of servicing Alterra’s debt obligations for a full year following the Effective Date in December 2003, five facilities consolidated at December 31, 2003, pursuant to FIN 46R, and interest expense from 15 facilities purchased in 2003 and one facility purchased in 2002 that were previously leased by us. This increase was partially offset by a $3.2 million decrease in the fair value liability of the interest rate swaps from December 31, 2003 to December 31, 2004.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
       The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of such item. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000’s). Our results reflect the inclusion of Alterra in our operations, effective December 1, 2003.

			Increase	% Increase
	2003	2002	(Decrease)	(Decrease)

Statement of Operations Data:
Revenue
Resident fees:
Brookdale Living(1):
Above average	$109,835	$83,800	$26,035	31.1%
Below average	74,599	73,094	1,505	2.1%

Total	184,434	156,894	27,540	17.6%

Alterra(2):
Above average	20,236	—	20,236	N/A
Below average	12,546	—	12,546	N/A

Total	32,782	—	32,782	N/A

Total resident fees	217,216	156,894	60,322	38.4%
Management fees	5,368	4,622	746	16.1%

Total revenues	222,584	161,516	61,068	37.8%

Expenses
Facility operating:
Brookdale Living:
Above average	56,628	41,388	15,240	36.8%
Below average	53,801	51,592	2,209	4.3%

Total	110,429	92,980	17,449	18.8%

Alterra:
Above average	12,327	—	12,327	N/A
Below average	10,363	—	10,363	N/A

Total	22,690	—	22,690	N/A

Total facility operating expenses	133,119	92,980	40,139	43.2%
Lease expense	30,744	31,003	(259)	(0.8)%
General and administrative	15,997	12,540	3,457	27.6%
Depreciation and amortization	22,480	13,708	8,772	64.0%

Total operating expenses	202,340	150,231	52,109	34.7%

Income from operations	20,244	11,285	8,959	79.4%
Interest income	14,037	18,004	(3,967)	(22.0)%
Interest expense — debt	(25,106)	(9,490)	(15,616)	(164.6)%
Loss from sale of properties	(24,513)	—	(24,513)	N/A
Gain on extinguishment of debt	12,511	—	12,511	N/A
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	318	584	(266)	(45.5)%

Loss before income taxes	(2,509)	20,383	(22,892)	(112.3)%
(Provision) benefit for income taxes	(139)	(8,666)	8,527	98.4%

Income (loss) before minority interest	(2,648)	11,717	(14,365)	(122.6)%
Minority Interest	1,284	(5,262)	6,546	124.4%

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(1,364)	6,455	(7,819)	(121.1)%
Discontinued operations	(322)	—	(322)	N/A
Cumulative effect of change in accounting principle, net of income taxes of $4,460	(7,277)	—	(7,277)	N/A

Net income (loss)	$(8,963)	$6,455	$(15,418)	(238.9)%

			Increase	% Increase
	2003	2002	(Decrease)	(Decrease)

Selected Operating and Other Data:
Number of facilities (at end of period)	359	60	299	498.3%
Total units/beds operated(3)	24,423	11,334	13,089	115.5%
Owned/leased facilities units/beds	20,324	6,591	13,733	208.4%
Owned/leased facilities occupancy rate:
Period end	87.5%	91.0%	(3.5)%	(3.8)%
Weighted average	88.0%	90.0%	(2.0)%	(2.2)%
Average monthly revenue per unit/bed(4)	$2,660	$2,516	$144	5.7%
Selected Segment Operating and Other Data:
Brookdale Living:
Number of Facilities (period end)	34	25	9	36.0%
Total units/beds	7,260	6,591	669	10.2%
Occupancy Rate
Period end	89.7%	91.0%	(1.3)%	(1.4)%
Weighted average	91.8%	91.9%	(0.1)%	(0.1)%
Average monthly rate per unit/bed(4)	2,720	2,568	152	5.9%
Alterra:
Number of Facilities (period end)	299	N/A	N/A	N/A
Total units/beds	13,064	N/A	N/A	N/A
Occupancy Rate
Period end	85.4%	N/A	N/A	N/A
Weighted average	86.4%	N/A	N/A	N/A
Average monthly rate per unit/bed(4)	2,848	N/A	N/A	N/A
Managed:
Number of Facilities (period end)	26	26	—	—
Total units/beds	4,099	4,743	(644)	(13.6)%
Occupancy Rate
Period end	89.2%	79.8%	9.4%	11.8%
Weighted average	83.6%	80.3%	3.3%	4.1%
Average monthly rate per unit/bed(4)	2,263	2,107	156	7.4%

(1)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the year ended December 31, 2003, Brookdale Living had an average margin of 40.1%. During that period, two facilities had operating margins between negative and 10%, representing revenues and facility operating income of $6.7 million and $0.3 million, respectively, and four facilities had operating margins over 50%, representing revenues and facility operating income of $38.4 million and $20.9 million, respectively. For the year ended December 31, 2002, Brookdale Living had an average margin of 40.7%. During that period, two facilities had operating margins between negative and 10%, representing revenues and facility operating income of $5.5 million and $0.2 million, respectively, and four facilities had operating margins over 50%, representing revenues and facility operating income of $33.6 million and $18.7 million, respectively. The decrease in average margin was primarily due to a decrease in average occupancy of 0.1% and a full year’s operations of the Chambrel facilities (leased May 2002), which had lower overall margins, partially offset by a 5.9% increase in average monthly rent per unit/bed.

(2)	Although the Company does not allocate resources based on further stratification by operating margin, the Company believes that the following information may be useful to readers of the financial statements because it highlights to the readers the strength of its portfolio and the absence of a large number of facilities that perform significantly below or above the average. For the year ended December 31, 2003, Alterra had an average margin of 30.8%, representing one month of operations. During that period, 33 facilities had operating margins between negative and 10%, representing revenues and facility operating income of $2.5 million and ($0.1 million), respectively, and ten facilities had operating margins over 50%, representing revenues and facility operating income of $1.1 million and $0.6 million, respectively.

(3)	Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(4)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented.

Revenues
       Our total revenues increased primarily due to increased resident fees of $60.3 million, or 38.4%, the inclusion of Alterra into our operations effective December 1, 2003, the leasing of the Chambrel portfolio as of May 1, 2002, the purchase of three facilities in November 2002 that were previously managed by us and an increase in management fee revenue of $0.7 million, or 16.1% (due to increased revenues from facilities developed and managed by us and an additional eight Grand Court facilities managed by us).
          Resident fee revenue
       Resident fees increased by $2.3 million, or 1.9%, at the 21 facilities we operated during both periods. The remaining increase in resident fee revenue was primarily due to the inclusion of Alterra into our operations following the Effective Date (December 2003), to the leasing of the Chambrel portfolio as of May 1, 2002 and the purchase of three facilities in November 2002 that were previously managed by us.
       Brookdale Living revenue increased $27.5 million, or 17.6%, primarily due to a full year’s operations for the six Chambrel facilities leased by us on May 1, 2002, the purchase of three development facilities previously managed by us and improved operations at the 21 facilities we operated during both periods.
       Alterra revenue increased $32.8 million due to the inclusion of Alterra in our operations effective December 1, 2003.
       Management fee revenue
       Increased management fee revenues were primarily due to increased revenues from facilities developed and managed by us and an additional eight Grand Court facilities managed by us, partially offset by the three facilities purchased in November 2002 previously managed by us.
Operating Expenses
       The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $40.1 million, or 43.2%; (ii) general and administrative expenses increased $3.5 million, or 27.6%; (iii) lease expense decreased $0.3 million, or 0.8%; and (iv) depreciation and amortization increased $8.8 million, or 64.0%.
       Explanations of significant variances noted in individual line-item expenses for the year ended December 31, 2003 as compared to the year ended December 31, 2002 are as follows:

•	Of our increased facility operating expenses, $2.1 million, or 3.0%, was attributable to the 21 facilities we operated during both periods. The remaining increase was primarily due to the inclusion of Alterra into our operations following the Effective Date, the leasing of the Chambrel portfolio effective May 1, 2002 and the purchase of the three facilities in November 2002.

Brookdale Living operating expense increased $17.5 million, or 18.8%, primarily due to a full year’s operations for the six Chambrel facilities leased by us on May 1, 2002 and the purchase of three development facilities previously managed by us.

Alterra operating expense increased by $22.7 million due to the inclusion of Alterra in our operations effective December 1, 2003.

•	General and administrative expenses increased $3.5 million, or 27.6%, primarily due to the inclusion of Alterra into our operations following the Effective Date and an increase in salaries, wages and number of personnel, due to the leasing of the Chambrel portfolio and an additional 12 facilities managed by us. General and administrative expenses as a percentage of total revenue, including those generated by the facilities we manage, was 4.9%

and 5.2% for the years ended December 31, 2003 and 2002, respectively, calculated as follows ($ in 000’s):

	Year Ended
	December 31,

	2003	2002

Combined resident fee revenues	$217,216	$156,894
Resident fee revenues under management	108,320	83,206

Total	$325,536	$240,100

General and administrative expenses	$15,997	$12,540

General and administrative expenses as of % of total revenues	4.9%	5.2%

•	Lease expenses decreased $0.3 million, or 0.8%, primarily due the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us, offset by the inclusion of Alterra into our operations following the Effective Date in December 2003 and the leasing of the Chambrel portfolio effective May 1, 2002, including $2.7 million of reduced straight-line rent expense and an additional $0.3 million of deferred gain amortization.

•	Total depreciation and amortization expenses increased by $8.8 million, or 64.0%, primarily due to the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us and the inclusion of Alterra into our operations following the Effective Date in December 2003.

•	Interest income decreased $4.0 million, or 22.0%, primarily due to the reduction in lease security deposits resulting from the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us.

•	Interest expense increased $15.6 million, or 164.6%, primarily due to the financing of the purchase of 14 facilities and one facility in 2003 and 2002, respectively, that were previously leased by us and the purchase of three facilities in November 2002 that were previously managed by us.
Liquidity and Capital Resources
       We had $59.8 million of cash and cash equivalents at September 30, 2005, excluding cash and investments — restricted and lease security deposits of $94.9 million. In addition, we had $2.6 million available under our credit facilities.
       As discussed below, we had a net decrease in cash and cash equivalents of $27.1 million for the nine months ended September 30, 2005.
       Net cash provided by operating activities was $7.8 million and $38.4 million for the nine months ended September 30, 2005 and 2004, respectively. The decrease of $30.6 million was primarily due to the increase in lease expense as a result of the Provident sale-leaseback transaction completed in the fourth quarter of 2004, which was partially offset by improved operations and reduction in debt service as a result of the Provident transaction. Changes in current assets and current liabilities primarily relate to the timing of collections of resident fees and payment of operating expenses, including salaries and wages, real estate taxes and insurance.
       Net cash provided by (used in) investing activities was $(481.8 million) and $19.3 million for the nine months ended September 30, 2005 and 2004, respectively. During the nine months ended September 30, 2005, we used $489.2 million to purchase of the Fortress CCRC Portfolio and the Prudential Portfolio, which closed in April and June/July 2005, respectively, and to fund capital improvements at our existing facilities. During the nine months ended September 30, 2004, we received $13.0 million in distributions and sale proceeds from the sale of the Grand Court partnerships’ facilities and $19.5 million from the sale of property, plant and equipment.
       Net cash provided by (used in) financing activities was $446.9 million and $(62.5 million) for the nine months ended September 30, 2005 and 2004, respectively. During the nine months ended September 30, 2005, we received $468.8 million of net proceeds from debt primarily as a result of the debt incurred in connection with the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio and refinancing of the five development facilities and $196.8 million of equity contributed by Fortress in connection with the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio, partially offset by the repayment of $182.6 million of debt and payment of a $20.0 million dividend to Fortress by Alterra. During the nine months ended September 30, 2004, we used $85.0 million primarily to repay debt.
       To date we have financed our operations primarily with cash generated from operations, both short- and long-term borrowings and proceeds from our sale-leaseback transaction completed in the fourth quarter of 2004. We financed the acquisitions completed during the nine months ended September 30, 2005 with long-term borrowings and equity contributed by Fortress. In connection with the formation transactions described in “Business — History,” Fortress contributed the Prudential Portfolio and the Fortress CCRC Portfolio to us in exchange for shares of our common stock.
       At September 30, 2005, we have $658.0 million of debt outstanding at a weighted-average interest rate of 7.70% (as discussed in “— Company Indebtedness, Long-Term Leases and Hedging Arrangements — Hedging” below), of which $5.2 million is due in the next 12 months and which is expected to be repaid using proceeds from this offering and funds from working capital. We have a $10.0 million line of credit, of which $7.4 million is used to secure our obligations under the Ventas lease, leaving an available balance of $2.6 million.
       Our liquidity requirements have historically arisen from, and we expect they will continue to arise from, working capital, general and administrative costs, debt service and lease payments, acquisition costs, employee compensation and related benefits, capital improvements and dividend payments. In the past, we have met our cash requirements for operations using cash flows from operating revenues, the receipt of resident fees and the receipt of management fees from third-party-managed facilities. In addition to using cash flows from operating revenues, we use available funds from our indebtedness and long-term leasing of our facilities to meet our cash obligations. Over 97% of our resident fee revenues are generated from private pay residents with less than 4% of our resident fee revenues coming from reimbursement programs such as Medicare and Medicaid. The primary use of our cash is for operating costs, which includes debt service and lease payments and capital expenditures. We currently estimate that our existing cash flows from operations, together with existing working capital, asset sales and the credit facility we expect to enter into (as discussed below in “— New Credit Facility”), will be sufficient to fund our short-term liquidity needs. In addition to normal recurring capital expenditures, we expect to spend approximately $10.0 million for major improvements at the six Fortress CCRC Portfolio facilities that we own. The source of these funds is the prior sale of two Fortress CCRC facilities for $11.5 million in the aggregate, before closing costs, during the third quarter of 2005. There can be no assurance that financing or refinancing will be available to us or available on acceptable terms.
       We expect to fund the growth of our business through cash flows from operations and cash flows from financing activities, such as this offering, and through the incurrence of additional indebtedness or leasing arrangements. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any such sale of additional equity securities will dilute the interests of our existing stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business. Upon consummation of this offering and the application of the net proceeds, we expect to have approximately $92.0 million in cash and cash equivalents. We may incur additional indebtedness or lease financing to fund such acquisitions. In addition, we may incur additional indebtedness or lease financing to fund future dividends.
       Our actual liquidity and capital funding requirements depend on numerous factors, including our operating results, our ability to acquire new facilities, general economic conditions and the cost of capital.
Cash Flows
       We had cash and cash equivalents of $59.8 million, $86.9 million and $56.5 million at September 30, 2005, December 31, 2004 and December 31, 2003, respectively. These amounts exclude cash and investments-restricted and lease security deposits totaling $94.9 million, $74.2 million and $61.6 million, respectively, escrowed pursuant to the terms of our indebtedness, leases, residency agreements and insurance programs. Restricted cash amounts are generally available to pay real estate taxes and insurance premiums, reimbursements of capital improvements and refundable tenant security deposits, and to collateralize our debt, lease and self-insured retention obligations.
       The increase in cash and cash equivalents at September 30, 2005 as compared to September 30, 2004 was primarily due to the following:

•	Net cash provided by operating activities for the nine months ended September 30, 2005 totaled approximately $7.8 million, compared to approximately $38.4 million for the nine months ended September 30, 2004, primarily due to increased facility lease expense related to the Provident sale-leaseback that occurred in the fourth quarter of 2004 partially offset by reduced interest expense for the properties related to the Provident sale-leaseback;

•	Net cash (used in) provided by investing activities for the nine months ended September 30, 2005 totaled approximately $(481.3 million) million, compared to approximately $19.3 million for the nine months ended September 30, 2004, primarily due to the 2005 purchase of the Fortress CCRC Portfolio and the Prudential Portfolio compared to the 2004 sale of the Grand Court partnerships’ facilities, the proceeds of which were used to repay loans and amounts due from the partnerships and to pay distributions to the general and limited partners (of which we owned interests through our investment in GFB-AS Investors, LLC), and the release of cash from cash and investments-restricted; and

•	Net cash (used in) provided by financing activities for the nine months ended September 30, 2005 totaled approximately $446.9 million, compared to approximately $(62.3 million) for the nine months ended September 30, 2004, primarily due the financing of the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio as compared to repayment of outstanding indebtedness related to the sale of properties in the first quarter of 2004.
       The increase in cash and cash equivalents at December 31, 2004 from December 31, 2003 was primarily due to the following:

•	Net cash provided by operating activities for the year ended December 31, 2004 totaled approximately $50.1 million, compared to approximately $34.1 million for the year ended December 31, 2003, primarily due to the inclusion of Alterra into our operations following the Effective Date in December 2003 and improved operations and partially offset by the consolidation of five facilities pursuant to FIN 46R, effective December 31, 2003, that were still in lease up and generating operating deficits;

•	Net cash provided by investing activities for the year ended December 31, 2004 totaled approximately $524.7 million, compared to approximately $105.9 million for the year ended

December 31, 2003, primarily due to the receipt of proceeds from the Provident sale-leaseback transaction, partially offset by the inclusion of Alterra effective December 1, 2003; and

•	Net cash used in financing activities for the year ended December 31, 2004 totaled approximately $544.5 million, compared to approximately $85.7 million for the year ended December 31, 2003, primarily due to payment of a dividend of $304.6 million to our stockholders, of which $254.6 million was paid in connection with the Provident sale-leaseback in the fourth quarter 2004, and the repayment of approximately $312.4 million of outstanding indebtedness.

       The increase in cash and cash equivalents at December 31, 2003 from December 31, 2002 was primarily due to the following:

•	Net cash provided by operating activities for the year ended December 31, 2003 totaled approximately $34.1 million, compared to approximately $39.6 million for the year ended December 31, 2002, primarily due to the inclusion of Alterra into our operations following the Effective Date in December 2003, the purchase of three facilities in November 2002 that were previously managed by us and were still in lease up and generating operating deficits and additional interest expense related to stockholder loans;

•	Net cash provided by (used in) investing activities for the year ended December 31, 2003 totaled approximately $105.9 million, compared to approximately ($47.3 million) for the year ended December 31, 2002, primarily due to the receipt of proceeds from the sale of properties and additional receipts from cash and investments-restricted during 2003; and

•	Net cash (used in) provided by financing activities for the year ended December 31, 2003 totaled approximately ($85.7 million), compared to approximately $8.7 million for the year ended December 31, 2002, due to formation of our joint venture with Northwestern Mutual Life Insurance Co., or Northwestern, and repayment of outstanding indebtedness from the sale of two of the facilities to the joint venture and refinancing of the third facility during 2003.
New Credit Facility
       Subsequent to the consummation of this offering, we intend to enter into a short-term revolving credit facility that will provide borrowings of $50.0 million, with an option for us to increase the facility to provide borrowings of up to $80.0 million; however, there can be no assurance that we will be able to obtain the credit facility or on the terms described herein. The revolving credit facility is expected to bear interest at prime plus or minus 0.25% or LIBOR plus 2.00-2.50%. Net proceeds from the borrowings under our revolving credit facility are expected to be used to fund acquisitions and to issue letters of credit to secure our obligations under our lease agreements and self-insured retention.
       We expect our new credit facility will contain various financial covenants requiring us to maintain certain financial ratios. Specifically, our new credit facility is expected to contain financial covenants requiring us to maintain certain cash flow requirements. In addition, the credit facility is expected to contain various customary restrictive covenants that may limit our and our subsidiaries’ ability to, among other things, pay dividends and incur additional indebtedness.
Contractual Commitments
       The following table presents a summary of our material indebtedness, including the related interest payments, lease and other contractual commitments, as of December 31, 2004.
       There were no material changes to our obligations at September 30, 2005 as compared to December 31, 2004, other than the refinancing of the five facilities described in “— Company Indebtedness, Long-Term Leases and Hedging Agreements — Indebtedness.” In addition, in connection with the acquisition of the Fortress CCRC Portfolio and the Prudential Portfolio we

incurred an additional $276.8 million aggregate amount of indebtedness, which has been included in the table below.

	Total	2005	2006	2007	2008	2009	Thereafter

	($ in 000s)
Contractual Obligations:
Long-term debt(1)	$500,410	$29,296	$27,236	$27,155	$206,860	$92,837	$117,026
Long-term debt(2)	348,610	10,002	14,861	14,861	14,861	14,861	279,164
Capital lease obligations(1)	107,615	7,944	7,944	7,944	7,944	7,944	67,895
Operating lease obligations(3)	2,904,284	169,255	173,952	178,088	180,703	183,763	2,018,523
Purchase obligations(4)	2,546	1,108	956	438	44	—	—

Total	$3,863,465	$217,605	$224,949	$228,486	$410,412	$299,405	$2,482,608

(1)	Includes contractual interest for all fixed-rate obligations and assumes interest on variable rate instruments at the December 31, 2004 rate.

(2)	Represents the long-term debt related to the acquisitions of the Fortress CCRC Portfolio and the Prudential Portfolio.

(3)	Reflects future cash payments after giving effect to lease escalators and assumes payments on variable rate instruments at the December 31, 2004 rate.

(4)	Represents minimum purchase commitments pursuant to contracts with suppliers.
Company Indebtedness, Long-term Leases and Hedging Agreements
     Indebtedness
       As of September 30, 2005, December 31, 2004 and December 31, 2003, our outstanding property-specific debt was approximately $658.0 million, $371.0 million and $1,029.3 million, respectively. The increase from December 31, 2004 to September 30, 2005 was primarily due to debt incurred to fund the acquisition of the Fortress CCRC Portfolio and the Prudential Portfolio, our incurring $10.0 million of indebtedness in connection with swap termination payments, and the refinancing of our $182.0 million Guaranty Bank loan, partially offset by scheduled principal payments. The decrease from December 31, 2003 to December 31, 2004, was primarily due to the assumption by Provident of approximately $483.3 million of indebtedness, including first mortgage loans, mezzanine loans and an unsecured line of credit, in connection with the Provident sale-leaseback and net repayment of approximately $232.5 million of indebtedness, including $19.4 million of loans to the members of Fortress Brookdale Acquisition LLC.
       We have an unsecured line of credit of $23.6 million at September 30, 2005, of which $13.6 million is restricted for certain letters of credit and bears interest at the prime rate plus 1.00%. Of the balance, $7.4 million is in the form of outstanding letters of credit for a security deposit under leases with Ventas leaving an available balance of $2.6 million. As of December 31, 2004, we had no outstanding borrowings (excluding letters of credit) on our unsecured line of credit, as compared to $15.4 million outstanding, excluding letters of credit, as of December 31, 2003. As of December 31, 2004, our unsecured line of credit was $18.6 million (as compared to $41.6 million as of December 31, 2003), of which $8.6 million is restricted for certain letters of credit and bears interest at the prime rate plus 1.00%, with a maturity date of May 31, 2006. The reduction in the available unsecured line of credit was due to our reduced borrowing needs as a result of increased cash flow from operations and cash and cash equivalents as a result of the Provident transaction.
       On March 30, 2005, we refinanced the construction loans secured by five facilities with new construction loans in the aggregate amount of $182.0 million, bearing interest at 30-day LIBOR plus 3.05% to 5.60% (with a weighted average of 3.50%), payable in monthly installments of interest only through the maturity of April 1, 2008. The loans can be extended for two additional one-year terms

(subject to certain performance covenants and payment of an annual extension fee of 0.25% of the amount outstanding). See “Description of Indebtedness — Guaranty Bank Mortgage Loan.”
       We have secured our self-insured retention risk under our workers’ compensation and general liability and professional liability programs and our lease security deposits with $22.3 million and $34.1 million, respectively, of cash and letters of credit at September 30, 2005.
       As of September 30, 2005, we are in compliance with the financial covenants of our outstanding debt, including those covenants measuring facility operating income to gauge debt coverage.
Long-term Leases
       We have historically financed our acquisitions and current portfolio with a combination of mortgage financing and long-term leases. During 2004, we entered into two long-term leases with Ventas and Provident. In connection with the entry leases, we substantially reduced our outstanding debt during 2004 by $483.3 million. Our strategy going forward is to finance acquisitions through traditional mortgage financing of up to 65% of the cost of a facility, with the balance in the form of our equity. The source of equity is expected to be from current cash and cash equivalents, cash generated from operations, lines of credit, refinancing of our existing facilities, joint ventures or additional equity offerings.
       As of September 30, 2005, we have 307 facilities under long-term leases. Our lessors have invested a total of $1,874.4 million in the facilities we lease from them. The leased facilities are generally fixed rate leases with annual escalators that are either fixed or tied to the consumer price index.
       We have the following two leases with a floating-rate debt component built into the lease payment:
       First, a component of the Chambrel portfolio lease payment is a pass through of debt service, which includes $100.8 million of floating rate tax-exempt debt, and is credit enhanced by Fannie Mae and subject to interest rate caps at 6.0%.
       Second, the Brookdale Provident leases contain $110.0 million of variable rate mortgages, which includes $80.0 million of floating-rate tax-exempt debt, which are credit enhanced by Freddie Mac. The payments under the lease are subject to interest rate caps with a weighted-average rate of 6.39%. The balance of $30.0 million is unhedged; however, we intend to repay a portion of our currently hedged floating-rate debt with the proceeds of this offering and redesignate the hedge to the floating-rate lease payment. See “Use of Proceeds.”
       For the year ended December 31, 2004, our minimum annual lease payments for our capital and financing leases and operating leases was $7.9 million and $169.3 million, respectively. This amount excludes the straight-line rent expense associated with our annual escalators and the amortization of the deferred gains recognized in connection with the sale-leasebacks.
       As of September 30, 2005, we are in compliance with the financial covenants of our capital and operating leases, including those covenants measuring facility operating income to gauge debt coverage.
Hedging
       As of December 31, 2004, we had one interest rate swap agreement with Firstar Bank, N.A. (now doing business as US Bank Corp.) that converted a $37.3 million notional value of our floating-rate construction debt to a fixed-rate basis of 5.19% through maturity on April 1, 2005. The market value of the swap at December 31, 2004 and December 31, 2003 was a liability of approximately $0.2 million and approximately $1.4 million, respectively, which is included in other current liabilities.

       We had four ten-year forward interest rate swaps with LaSalle Bank, N.A. to fix $97.3 million of future mortgage debt with an interest rate of 7.03%, at 7.325%, with maturity dates ranging from August 2012 to March 2013. In May 2004, we extended the termination dates of these swaps to June 2006 (as discussed below). The terms of the forward interest rate swaps require us to pay a fixed-interest rate to the counterparties and to receive 90-day LIBOR from the counterparty. The market value of the forward interest rate swaps at December 31, 2004 and December 31, 2003 was a liability of $17.9 million and $19.9 million, respectively. Included in cash and investments-restricted at December 31, 2004 and December 31, 2003 are deposits of $8.0 million and $6.6 million, respectively, to collateralize our forward interest rate swap obligations.
       On March 30, 2005, we terminated the four ten-year forward interest rate swaps and incurred a termination payment of approximately $15.8 million, including accrued interest, which was funded from $5.8 million of cash and investments-restricted and a $10.0 million unsecured loan from La Salle Bank, N.A. The $10.0 million unsecured loan bears interest payable monthly at the prime rate plus 1.00%, and the principal is payable in quarterly installments of $0.5 million commencing July 1, 2005 and maturing March 31, 2007. Pursuant to the loan agreement, the loan is required to be repaid upon the earlier of the maturity date or the completion of an initial public offering. We plan to repay the balance of this loan with a portion of the proceeds of this offering. See “Use of Proceeds.”
       We had interest rate caps with notional amounts of approximately $62.3 million and approximately $15.0 million and strike prices of 6.35% and 6.58% that expired at June 1, 2009 and December 1, 2004, respectively. The interest rate caps were assigned to Provident in October 2004. Pursuant to the terms of our lease with Provident, the floating rate adjustment we are required to pay is limited to the rate under the assumed interest rate caps.
       In connection with the funding of the loans from Guaranty Bank, we entered into interest rate swaps with LaSalle Bank, N.A. for a notional amount of $182.0 million to hedge the floating rate debt and lease payments where we pay an average fixed rate of 4.64% and receive 30-day LIBOR from the counterparty. The interest rate swaps are comprised of a $145.0 million notional amount for seven years and a $37.0 million notional amount for three years. In connection with the swaps, we posted approximately $2.3 million as cash collateral with the counterparty and are required to post additional cash collateral based on changes in the fair value of the swaps. The swaps are recorded as cash flow hedges.
       On March 28, 2005, we entered into a seven-year $70.0 million interest rate swap with Merrill Lynch Capital Services, Inc., to hedge Alterra’s $72.2 million floating rate debt, pursuant to which we pay a fixed rate of 4.70% and receive 30-day LIBOR. Accordingly, the interest rate swap is treated as a cash flow hedge with fair value adjustments recorded as a component of other comprehensive income in the combined balance sheet.
       In December 2004, in connection with the acquisition of the Fortress CCRC Portfolio, we entered into a $120.0 million three-year forward interest rate swap with Merrill Lynch Capital Services, Inc. to hedge floating-rate debt where we pay 3.615% and receive 30-day LIBOR from the counterparty. In connection with the acquisition, we obtained $105.8 million of first mortgage debt. Accordingly, $105.8 million of the interest rate swap is treated as a cash flow hedge with fair value adjustments recorded as a component of other comprehensive income in the combined balance sheet and $14.2 million is marked to market and recorded as an adjustment to income.
       In March 2005, in connection with the proposed acquisition of the Prudential Portfolio, we entered into a $170.0 million five-year forward interest rate swap with Merrill Lynch Capital Services, Inc. to hedge the anticipated floating-rate debt under which we paid 4.6375% and received 30-day LIBOR from the counterparty. In connection with the acquisition of eight facilities in June 2005 and one facility in July 2005, we obtained fixed-rate debt and terminated $151.0 million and $19.0 million of the forward interest rate swap and paid $2.4 million and $0.2 million, respectively. The termination of the loan is recorded as a component of other comprehensive loss and amortized as additional interest expense over the term of the debt.
Impacts of Inflation
       Resident fees for the facilities we own or lease and management fees from facilities we manage for third parties are our primary source of revenue. These revenues are affected by the amount of monthly resident fee rates and facility occupancy rates. The rates charged are highly dependent on local market conditions and the competitive environment in which our facilities operate. Substantially all of our independent and assisted living residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than 12 or 13 months, or monthly, respectively, thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. We believe, however, that our ability to periodically adjust the monthly fee serves to reduce the adverse affect of inflation. In addition, employee compensation expense is a principal cost element of facility operations and is also dependent upon local market conditions. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes. At September 30, 2005, approximately $588.6 million of our indebtedness and lease payments bore interest at floating rates. We have mitigated $538.6 million of our exposure to floating rates by using $357.8 million of interest rate swaps and $180.9 million of interest rate caps under our lease arrangements. We plan to repay the remaining unhedged floating-rate debt with a portion of the proceeds of this offering. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on such debt.
Application of Critical Accounting Policies and Estimates
       The preparation of our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our combined results of operations or financial condition. We have identified the following critical accounting policies that affect significant estimates and judgments.
Self-Insurance Liability Accruals
       We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed facilities under a master insurance program, our current policy provides for deductibles of $1.0 million for each and every claim. As a result, we are effectively self-insured for most claims. In addition, we maintain a self-insured workers compensation program (with excess loss coverage of $0.5 million per individual claim) and a self-insured employee medical program (with excess loss coverage of $0.2 million to $0.3 million per individual claim). We are self-insured for amounts below these excess loss coverage amounts. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actuarial valuations, third-party administrator estimates, consultants, advice from legal counsel and industry data, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.
Tax Valuation Allowance
       We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. As of September 30, 2005 and December 31, 2004, we have a valuation allowance against deferred tax assets of approximately $20.0 million and $89.3 million, respectively. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase stockholder’s equity in the period such determination is made. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.
Lease Accounting
       We determine whether to account for our leases as either operating or capital leases depending on the underlying terms. As of December 31, 2004, we operated 307 facilities under long-term leases with $2,904.3 million of operating and $107.6 million of capital and financing lease obligations. The determination of this classification is complex and in certain situations requires a significant level of judgment. Our classification criteria is based on estimates regarding the fair value of the leased facilities, minimum lease payments, our effective cost of funds, the economic life of the facility and certain other terms in the lease agreements. As stated in our combined financial statements included elsewhere in this prospectus, facilities under operating leases are accounted for in our statement of operations as lease expenses for actual rent paid plus or minus straight-line adjustments for fixed or estimated minimum lease escalators and amortization of deferred gains. For facilities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. Lease payments are allocated between principal and interest on the remaining base lease obligations and the lease asset is depreciated over the term of the lease. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale-leaseback transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.
       Two of our leases provide for various additional lease payments based on changes in the interest rates on the debt underlying the lease. All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the lease term, including the rent holiday period.
Allowance for Doubtful Accounts
       Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $2.6 million, $2.9 million and $7.6 million as of September 30, 2005, December 31, 2004 and December 31, 2003, respectively. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary. Changes in legislation are not expected to have a material impact on collections; however, changes in economic conditions could have an impact on the collection of existing receivable balances or future allowance considerations.
Long-lived Assets and Goodwill
       As of September 30, 2005 and December 31, 2004, our long-lived assets were comprised primarily of $1,263.0 million and $557.3 million, respectively, of property, plant and equipment. In accounting for our long-lived assets, other than goodwill, we apply the provisions of SFAS No. 141,

Business Combinations, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In connection with our formation transactions, for financial reporting purposes we recorded the non-controlling stockholders’ interest at fair value. Goodwill associated with step-up will be allocated to the carrying value of each facility and included in our application of the provisions of SFAS No. 142. Beginning January 1, 2002, we accounted for goodwill under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. As of September 30, 2005 and December 31, 2004, we had $54.8 million and $9.0 million, respectively, of goodwill.
       In determining the allocation of the purchase price of facilities to net tangible and identified intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. We allocate a portion of the purchase price to the value of leases acquired based on the difference between the facility valued with existing leases adjusted to market rental rates and the facility valued as if vacant.
       The determination and measurement of an impairment loss under these accounting standards requires the significant use of judgment and estimates. The determination of fair value of these assets utilizes cash flow projections that assume certain future revenue and cost levels, assumed cap and discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgment and estimation. Future events may indicate differences from management’s current judgments and estimates, which could, in turn, result in impairment. Future events that may result in impairment charges include increases in interest rates, which would impact discount rates, differences in projected occupancy rates and changes in the cost structure of existing communities.
Recently Issued Accounting Pronouncements
SFAS No. 123, Share-Based Payment
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board (AB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For all companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of stock awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006, although early adoption is permitted. We adopted SFAS 123R in connection with our initial stock compensation grant of restricted stock effective August 2005. We recorded initial compensation expense of $18.5 million, based on an offering price of $19.00 per share, for the vested shares from the date of grant to the date of the expected initial public offering, of which $10.0 million was recorded as of September 30, 2005. In addition, we paid a cash bonus of $6.4 million to the grantees to reimburse them for their Federal and state taxes incurred on the grant. Subsequent to this offering, we expect to grant $11.0 million of restricted stock to key employees that will vest over three to five years.
FASB Interpretation No. 46, Consolidation of Variable Interest Entities
       In December 2003, the “FASB” issued FIN 46R. This Interpretation addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities (“VIEs”) as defined in the Interpretation.
       We developed and manage five facilities for third-party entities, for which we have guaranteed certain debt obligations and have the right to purchase or lease the facilities. We evaluated our relationship with the entities that own the facilities pursuant to FIN 46R, and determined they are VIEs, of which we are the primary beneficiary. We elected to adopt FIN 46R as of December 31, 2003 and accordingly, consolidated the entities as of December 31, 2003 in the accompanying financial statements. On March 1, 2005, we obtained legal title to four of the VIEs (The Meadows of Glen Ellyn, The Heritage of Raleigh, Trillium Place and The Hallmark of Creve Coeur facilities). As these four VIEs were previously consolidated pursuant to FIN 46R, the legal acquisition of the facilities had minimal accounting impact. At September 30, 2005, The Hallmark, Battery Park City remains consolidated pursuant to FIN 46R.
Off-Balance Sheet Arrangements
       We have one joint venture with an affiliate of Northwestern which owns and operates two facilities, The Heritage of Southfield, Southfield, Michigan (which includes 217 units/beds) and The Devonshire of Mt. Lebanon, Mt. Lebanon (Pittsburgh), Pennsylvania (which includes 218 units/beds), which represents 1.7% of our total unit capacity. The venture partner made a first mortgage loan to a third facility owned by us, The Heritage at Gaines Ranch, Austin, Texas (which includes 208 units/beds) and the venture made a mezzanine loan of $12.7 million to the entity that owns the facility. Pursuant to the terms of the mezzanine loan, all net cash flow, including sale or refinancing proceeds, is payable to the venture. Pursuant to the terms of the venture agreements all net cash flow, including sale or refinancing proceeds, is distributed to the venture partner until it receives a 16% compounded return and then net cash flow is distributed 60% to the venture partner and 40% to us. Capital contributions, if any, are contributed 75% by the venture partner and 25% by us.
       We developed and managed eight facilities for a third party. In addition, we indemnified the owner for any federal or state tax liabilities associated with the ownership of the facilities. Three of the facilities were purchased in 2002 and in September 2003 they were sold or refinanced by the joint venture described above. As described above, effective December 31, 2003, the remaining five facilities (which include 1,104 units/beds) were consolidated in our financial statements pursuant to FIN 46R. Prior to purchasing and consolidating the facilities in our financial statements, we recorded management fees of 5% - 7% of gross revenues with respect to the facilities in our combined financial statements.
       As described above, on March 1, 2005, we purchased four of the facilities (which include 887 units/beds). We expect to purchase the fifth facility (which includes 217 units/beds) during the third quarter of 2005. Although the facilities were consolidated effective December 31, 2003, pursuant to FIN 46R, they were not included in our Federal and state income tax returns until we purchased them. On March 30, 2005, we obtained $182.0 million of first mortgage financing to refinance the existing indebtedness on the five facilities.
Quantitative and Qualitative Disclosures About Market Risk
       We are subject to market risks from changes in interest rates charged on our credit facilities used to finance acquisitions on an interim basis, floating-rate indebtedness and lease payments subject to floating rates. The impact on earnings and the value of our long-term debt and lease payments are subject to change as a result of movements in market rates and prices. As of December 31, 2004, we had approximately $371.0 million of long-term fixed rate debt, $107.6 million of capitalized lease obligations, and $2,904.3 million of operating lease obligations. As of December 31, 2004, our total fixed-rate debt and variable-rate debt outstanding had weighted-average interest rates of 7.63% and 7.60%, respectively.
       We do not expect changes in interest rates to have a material effect on earnings or cash flows since 100% of our debt and lease payments either have fixed rates or variable rates that are subject to swap agreements with major financial institutions to manage our risk.

       The following table presents future principal payment obligations and weighted-average interest rates as of September 30, 2005 associated with long-term debt instruments ($ in 000s).

	Weighted
	Average		Expected Maturity Date — Year Ended December 31,
	Interest
	Rate	Total	2005	2006	2007	2008	2009	Thereafter

Mortgage notes payable 2008 through 2009	6.99%	$24,288	$176	$470	$480	$6,740	$16,422	$—
Mortgage Notes payable 2005 through 2037	8.47%	75,037	333	1,391	1,378	1,570	67,078	3,287
Mortgage notes payable through 2008	6.615%	105,756	—	—	—	105,756	—	—
Mortgage notes payable through 2012	5.38%	171,000	—	—	—	—	—	171,000
Loan payable through 2007		9,500	500	2,000	7,000	—	—	—
Construction and mezzanine loans	8.14%	182,000	—	—	—	182,000	—	—
Capital and financing lease obligation	11.83%	66,284	—	—	—	—	—	66,284
Mezzanine loan	(1)	12,739	—	—	—	—	—	12,739
Serial and term revenue bonds	7.36%	2,555	—	330	345	385	415	1,080
Notes payable-joint venture	9.00%	8,826	228	1,129	1,234	6,235	—	—

Total Debt		$657,985	$1,237	$5,320	$10,437	$302,686	$83,915	$254,390

(1)	Payable to the extent of all available net cash flow (as defined).
Non-GAAP Financial Measures
       A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this prospectus, we define and use the non-GAAP financial measures Adjusted EBITDA, Cash From Facility Operations and Facility Operating Income, as set forth below.
Adjusted EBITDA
Definition of Adjusted EBITDA
       We define Adjusted EBITDA as follows:
       Net income before:

•	provision (benefit) for income taxes;

•	non-operating (income) loss items;

•	depreciation and amortization;

•	straight-line rent expense (income);

•	amortization of deferred entrance fees;

•	and non-cash compensation expense;
       and including:

•	entrance fee receipts and refunds.

Management’s Use of Adjusted EBITDA
       We use Adjusted EBITDA to assess our overall financial and operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.
       Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, straight-line rent expense (income), taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis. Adjusted EBITDA is also used by research analysts and investors to evaluate the performance of and value companies in our industry.
Limitations of Adjusted EBITDA
       Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•	the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.
       An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.
       Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Adjusted EBITDA to GAAP net income (loss), along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

Cash From Facility Operations
Definition of Cash From Facility Operations
       We define Cash From Facility Operations as follows:
       Net cash provided by (used in) operating activities adjusted for:

•	changes in operating assets and liabilities;

•	deferred interest and fees added to principal;

•	non refundable entrance fees;

•	entrance fees disbursed;

•	other; and

•	recurring capital expenditures.
Management’s Use of Cash From Facility Operations
       We use Cash From Facility Operations to assess our overall liquidity. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial and liquidity goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.
       This metric measures our liquidity based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Cash From Facility Operations is one of the metrics used by our senior management and board of directors (i) to review our ability to service our outstanding indebtedness, (including our credit facilities and long-terms leases), (ii) our ability to pay dividends to stockholders, (iii) our ability to make regular recurring capital expenditures to maintain and improve our facilities on a period-to-period basis and (iv) for planning purposes, including preparation of our annual budget. We expect our new credit facility to contain a concept similar to Cash From Facility Operations as part of a formula to calculate availability of borrowing under the credit facility. In addition, our operating leases and loan agreements generally contain provisions requiring us to make minimum annual capital expenditures. These agreements generally require us to escrow or spend a minimum of between $250 and $450 per unit/bed per year. Historically, we have spent in excess of these per unit/bed amounts; however, there is no assurance that we will have funds available to escrow or spend these per-unit/bed amounts in the future. If we do not escrow or spend the required minimum annual amounts, we would be in default of the applicable debt or lease agreement which could trigger cross default provisions in our outstanding indebtedness and lease arrangements.
Limitations of Cash From Facility Operations
       Cash From Facility Operations has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of cash flow from operations. Cash From Facility Operations does not represent cash available for dividends or discretionary expenditures, since we may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure. Material limitations in making the adjustments to our cash flow from operations to calculate Cash From Facility Operations, and using this non-GAAP financial measure as compared to GAAP operating cash flows, include:

•	the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.
       We believe Cash From Facility Operations is useful to investors because it assists their ability to meaningfully evaluate (1) our ability to service our outstanding indebtedness, including our credit facilities and long-term leases, (2) our ability to pay dividends to stockholders and (3) our ability to make regular recurring capital expenditures to maintain and improve our facilities.
       Cash From Facility Operations is not an alternative to cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Cash From Facility Operations as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Cash From Facility Operations to GAAP operating cash flow, along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Cash From Facility Operations is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Cash From Facility Operations measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.
Facility Operating Income
Definition of Facility Operating Income
       We define Facility Operating Income as follows:
       Net income before:

•	provision (benefit) for income taxes;

•	non-operating (income) loss items;

•	depreciation and amortization;

•	facility lease expense;

•	general and administrative expense;

•	compensation expense;

•	amortization of deferred entrance fee revenue; and

•	management fees.
Management’s Use of Facility Operating Income
       We use Facility Operating Income to assess our facility operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-today facility performance because the items excluded have little or no significance on our day-to-day facility operations. This measure provides an assessment of revenue generation and expense management and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal facility financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

       Facility Operating Income provides us with a measure of facility financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, lease expense, taxation and interest expense associated with our capital structure. This metric measures our facility financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Facility Operating Income is one of the metrics used by our senior management and board of directors to review the financial performance of the business on a monthly basis. Facility Operating Income is also used by research analysts and investors to evaluate the performance of and value companies in our industry. In addition, Facility Operating Income is a common measure used in the industry to value the acquisition or sales price of facilities and is used as a measure of the returns expected to be generated by a facility.
Limitations of Facility Operating Income
       Facility Operating Income has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Facility Operating Income, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•	interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.
       An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position on a facility-by-facility basis. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Facility Operating Income is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Facility Operating Income as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Facility Operating Income to GAAP net income (loss), along with our combined financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Facility Operating Income is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Facility Operating Income measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

INDUSTRY OVERVIEW
The Senior Living Industry
       Housing alternatives for seniors include a broad spectrum of senior living service and care options, including independent living, assisted living, memory care, skilled nursing care and continuing care retirement communities, or CCRCs.

•	Independent living is designed for seniors who choose to live in an environment surrounded by their peers where they pay for certain services such as housekeeping, meals and activities as part of their monthly resident fee, but are generally not reliant on assistance with activities of daily living, or ADLs, such as bathing, eating, toileting, transferring and dressing; some residents however, may contract with outside providers for those services. Independent living residents tend to move into a facility by choice, oftentimes to be in a metropolitan area that is closer to their adult children. According to ASHA, there are approximately 6,200 independent living facilities nationwide with approximately 723,300 units.

•	Assisted living is designed for seniors who seek housing with supportive care and services, including assistance with activities of daily living, memory care and other services (for example, housekeeping, meals and activities). Assisted living residents tend to move into a facility both by choice and by necessity. According to ASHA, there are approximately 7,270 assisted living facilities nationwide with approximately 543,450 beds.

•	Memory care is designed for seniors who suffer from Alzheimer’s disease or other forms of dementia or memory impairment. Memory care facilities are designed to provide a safe and secure physical environment while providing assisted living services together with programming appropriate to the needs of those with Alzheimer’s disease or other forms of dementia.

•	Skilled nursing is designed for seniors whose care needs require 24-hour skilled nursing services or who are receiving certain medical services.

•	Continuing Care Retirement Communities offer a variety of living arrangements and services to accommodate residents of varying levels of physical ability and health. The goal of a CCRC is to accommodate changing lifestyle preferences and health care needs. Generally, CCRCs make independent living, assisted living and skilled nursing available all on one campus location.
       In all of these settings, seniors may elect to bring in additional care and services as needed, such as home-health care (except in a skilled nursing setting) and end-of-life or hospice care.
       The senior living industry is highly fragmented and characterized predominantly by numerous local and regional operators. Senior living providers may operate freestanding independent living, assisted living or skilled nursing residences, or communities that feature a combination of options, such as CCRCs. The level of care and services offered by providers varies along with the size of communities, number of residents served and design of facilities (for example, purpose-built communities or refurbished structures).
Industry Trends
       The senior living industry has evolved to meet the growing demand for senior care generated by an aging population demanding new and better housing alternatives. We believe that we are well positioned to capitalize on a number of trends in the senior living industry, including:

•	An increasing number of seniors with longer life expectancies and financial resources to support a private pay model. According to the U.S. Census Bureau, the population greater than 65 years old is expected to increase to approximately 20% of the overall U.S. population during the next 25 years, from approximately 12% in 2000. As life expectancy continues to increase and the elderly continue to become a higher percentage of the total U.S. population, we believe the demand for service-based senior housing will increase. In addition, seniors in the areas in which we operate tend to have a significant amount of assets generated from savings, pensions and, due to strong national housing markets, the sale of private homes. We believe seniors increasingly will have the ability to afford senior living services.

•	Fragmentation in the industry provides significant acquisition and consolidation opportunities. The senior living industry’s independent living and assisted living segments are large and fragmented, characterized predominantly by numerous local and regional operators. According to ASHA and public filings, the top five operators of senior living facilities measured by total resident capacity control only 9% of the total capacity. In addition, according to ASHA, only the top seven managers operate more than 14,000 senior living units/beds. We believe that this fragmentation provides significant acquisition and consolidation opportunities.

•	Majority of independent and assisted living revenue growth generated from private pay sources. Because we generate over 97% of our revenues from private pay customers, our resident fees are not constrained by regulatory or other governmental considerations. Independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid and thus we have limited exposure to reimbursement risk.

•	Favorable and improving supply and demand balance. We believe that the number of vacant senior living units has declined steadily over the past several years. According to ASHA, the number of new senior housing units identified as under construction has declined approximately 60% from 65,879 units in 1999 to 26,355 units in 2004. Combined with increasing life expectancies, we believe there is a favorable and improving supply and demand balance.

BUSINESS
Overview
       We are the third largest operator of senior living facilities in the United States based on total capacity, with 380 facilities in 32 states and the ability to serve over 30,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of September 30, 2005, we operated 81 independent living facilities with 14,619 units, 291 assisted living facilities with 12,342 beds, seven continuing care retirement communities, or CCRCs, with 3,005 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of September 30, 2005, our facilities were on average 89.0% occupied. We generate over 97% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the nine months ended September 30, 2005, 20.7% of our revenues were generated from owned facilities, 78.8% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.
       We were formed in June 2005 for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra. BLC and Alterra have been operating independently since 1986 and 1981, respectively. Since December 2003, BLC and Alterra have been under the common control of Fortress. Fortress is not selling any shares of common stock in this offering. Following this offering, Fortress will beneficially own 43,157,000 shares, or over 65%, of our common stock.
       We plan to grow our revenue and operating income through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including those created by the BLC and Alterra combination. Given the size and breadth of our nationwide platform, we believe that we are well positioned to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living, CCRC and skilled nursing assets. Since January 2001, we have begun leasing or acquired the ownership or management of 53 senior living facilities with approximately 11,100 units/beds. In 2005, we acquired 15 senior living facilities with 4,077 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and two additional facilities with an aggregate of 422 units/beds, which were sold in the third quarter of 2005, one of which we continue to manage.
       Our facilities are predominantly concentrated in the independent and assisted living portion of the senior housing continuum as depicted below:
SENIOR HOUSING CONTINUUM OF CARE
       We believe that the senior living industry is the preferred alternative to meet the growing demand for a cost-effective residential setting in which to care for the elderly who cannot, or as a lifestyle choice choose not to, live independently due to physical or cognitive frailties and who may, as a result, require assistance with some of the activities of daily living or the availability of nursing or other medical care. Housing alternatives for seniors include a broad spectrum of senior living service and care options, including independent living, assisted living, memory care and skilled nursing care. More specifically, senior living consists of a combination of housing and the availability of 24-hour a day personal support services and assistance with certain activities of daily living.
       The following pro forma data for the three and nine months ended September 30, 2005 and the year ended December 31, 2004 include the following adjustments: (1) the $982.8 million sale-leaseback to Provident Senior Living Trust, or Provident; (2) the lease of 15 facilities from Ventas Realty, Limited Partnership, or Ventas; (3) the $20.4 million purchase of facilities currently leased; (4) the issuance of $182.0 million of mortgage loans (and purchase of a related interest rate swap) and repayment of $178.8 million of then-outstanding mortgage loans; (5) the repayment of $60.7 million of indebtedness from the proceeds of this offering; (6) the termination of certain forward interest rate swaps; (7) the repayment of $2.2 million of lessor advances; and (8) the adjustment for the minority stockholders’ interest as if their ownership interest were purchased by us. For the year ended December 31, 2004, and the three and nine months ended September 30, 2005, we generated:

	Pro Forma(1)(5)

	Three Months	Nine Months
	Ended	Ended	Year Ended
	September 30,	September 30,	December 31,
	2005	2005	2004

	($ in millions)
Revenues	$209.8	$619.6	$790.2
Total Expenses	(242.1)	(665.3)	(827.9)

Income from Operations	$(32.3)	$(45.7)	$(37.7)

Net income (loss)	$(43.8)	$(79.6)	$(85.7)
Cash flows provided by operating activities	$(1.7)	$18.3	$28.6
Facility Operating Income(2)(5)	$75.0	$222.3	$279.2
Adjusted EBITDA(3)(5)	$12.8	$49.7	$61.3
Cash From Facility Operations(4)(5)	$(2.0)	$6.4	$5.7

(1)	See “Summary Combined Financial Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information” for a more detailed description of the adjustments included in the pro forma results.

(2)	Facility Operating Income is a non-GAAP financial measure we use in evaluating our performance. See “Summary Combined Financial Information” for a description of why we believe such measure is useful, the material limitations of such measure and a computation of this measure and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Facility Operating Income” for a more detailed description of why we believe such measure is useful and the material limitations of such measure.

(3)	Adjusted EBITDA is a non-GAAP financial measure we use in evaluating our performance. See “Summary Combined Financial Information” for a description of why we believe such measure is useful, the material limitations of such measure and a reconciliation of this measure to net income and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Adjusted EBITDA” for a more detailed description of why we believe such measure is useful and the material limitations of such measure.

(4)	Cash From Facility Operations is a non-GAAP financial measure we use in evaluating our liquidity. See “Summary Combined Financial Information” for a description of why we believe such measure is useful, the material limitations of such measure and a reconciliation of this measure to cash flows provided by or used in operations and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Cash From Facility Operations,” for a more detailed description of why we believe such measure is useful and the material limitations of such measure.

(5)	Included in the pro forma financials are certain historical facility operating and general and administrative expenses incurred by the former owners or managers of the Prudential and Fortress CCRC Portfolios which we will not incur in the future. See Footnote (7) to 2(C) Acquisitions Adjustments — Statements of Operations on page F-11. In addition, the pro forma financials exclude the facility operating and corporate general and administrative expense reductions that result from signed contracts with vendors (e.g. food and insurance) and identified corporate office positions and function to be eliminated or consolidated as a result of our formation transaction. See Footnote (F) to Other Adjustments — Pro Forma Condensed Consolidated Statement of Operation on page F-15.

Growth Strategy
       Our objective is to increase our revenues, Adjusted EBITDA, Cash From Facility Operations and dividends per share of our common stock, while remaining one of the premier senior living providers in the United States. Key elements of our strategy to achieve these objectives include:

•	Organic growth in our existing operations. We plan to grow our existing operations by:

•	increasing revenues through a combination of occupancy growth and resident fee increases as a result of growing demand for senior living facilities. For the 343 facilities we owned, leased or managed since 2003 (excluding four development facilities), for the nine months ended September 30, 2005 our facility operating income has increased approximately 8.2% on an annualized basis and, including the four development facilities, our facility operating income has increased approximately 9.4% on an annualized basis; and

•	taking advantage of our sophisticated operating and marketing expertise to retain existing residents and attract new residents to our facilities. As of September 30, 2005, our facilities were on average 89.0% occupied.

•	Growth through operating efficiencies. We intend to utilize our expertise and size to capitalize on economies of scale resulting from our national platform. Our geographic footprint and centralized infrastructure provide us with a significant operational advantage over local and regional operators of senior living facilities. As a result, we are able to achieve economies of scale with respect to the goods and services we purchase. In connection with the combination of BLC and Alterra, we have negotiated new contracts for food, insurance and other services. In addition, we will reduce the size of our corporate workforce through a consolidation of corporate functions such as accounting, finance, human resources and legal. Collectively, we expect these initiatives to result in recurring operating and general and administrative expense savings, net of additional recurring costs expected to be incurred as a public company, of between approximately $11.0 million and $13.0 million per year. We began to realize a portion of these savings prior to the completion of our formation transactions in September 2005 and expect to realize the remainder following the combination. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Formation Transaction.” As we continue to grow both organically and through acquisitions, we expect to have further opportunities to realize other synergies and operating efficiencies.

•	Growth through the acquisition and consolidation of asset portfolios and other senior living companies. We plan to take advantage of the fragmented independent living and assisted living sectors by selectively purchasing existing operating companies and facilities. Since January 2001, we have begun leasing or acquired the ownership or management of 53 senior living facilities with approximately 11,100 units/beds. In 2005, we acquired the ownership or management of 15 senior living facilities with 4,077 units/beds (including 825 resident-owned cottages on our CCRC campuses managed by us) and an additional two facilities with an aggregate of 422 units/beds, which were sold in the third quarter of 2005, one of which we continue to manage. Our acquisition strategy will continue to focus primarily on facilities where we can improve service delivery, occupancy rates and cash flow. We expect to finance our acquisitions, on a long-term basis, by using primarily equity issuances combined with fixed- and floating-rate debt.

•	Expansion of existing facilities where economically advantageous. Certain of our facilities with stabilized occupancies and excess demand in their respective markets may benefit from additions and expansions (which additions and expansions may be subject to landlord, lender and other third party consents) offering increased capacity, as well as additional levels of service for residents requiring higher levels of care. Furthermore, the expansion of existing facilities allows us to enhance our facility-level return on investment by increasing the revenue base at a facility with lower incremental operating costs.

Competitive Strengths
       We believe our nationwide network of senior living facilities is well positioned to benefit from the growth and increasing demand in the industry. Some of our most significant competitive strengths are:

•	Skilled management team with extensive experience. Our senior management team has extensive experience in acquiring, operating and managing a broad range of senior living assets. Our chairman and top five executive officers have over 115 years of combined experience in the senior living, hospitality and real estate industries. In addition, as stockholders, our management team is incentivized to continue to grow our business. Following this offering, our senior management team will own approximately 4.4% of our common stock on a fully diluted basis.

•	Proven track record of successful acquisitions. Since January 2001, we have begun leasing or acquired the ownership or management of 53 senior living facilities with approximately 11,100 units/beds. Our experience in acquiring senior living facilities enables us to consider a wide range of acquisition targets in the senior living industry. In addition, we believe our expertise in integrating these facilities onto our operating platform enables us to acquire facilities while causing minimal disruption to either the residents or facility operating staff.

•	High-quality purpose-built facilities. We operate a nationwide base of 380 purpose-built facilities in 32 states, including 65 facilities in eight of the top ten SMSAs. The average age of our facilities is 9.9 years. We have experienced significant facility operating income growth and occupancy growth over the past year. Our facility operating income increased 24%, from $60.3 million for the three months ended September 30, 2004 to $74.8 million for the three months ended September 30, 2005, and our occupancy rate increased 1.6%, from 87.4% as of September 30, 2004 to 89.0% as of September 30, 2005.

•	Ability to provide a broad spectrum of care. Given our diverse mix of independent and assisted living facilities and CCRCs, we are able to meet a wide range of our customers’ needs. We believe that we are one of the few companies in the senior living industry with this capability. We believe that our multiple product offerings create marketing synergies and cross-marketing opportunities.

•	The size of our business allows us to realize cost efficiencies. We are the third largest operator of senior living facilities in the United States based on total capacity. The size of our business allows us to realize cost savings in the purchasing of goods and services and also allows us to achieve increased efficiencies with respect to various corporate functions, most of which have yet to be realized in our operating results given the recent combination of BLC and Alterra in September 2005. In addition, our size and broad geographical footprint gives us an advantage in executing our acquisition strategy. When we acquire a facility in a location where we already operate, we are able to integrate the additional facility with limited or no incremental cost. This allows us to acquire assets more efficiently and to better compete against other operators for acquisitions with a more geographically limited presence.

History
       The following is a graphic depiction of our ownership structure before and after the series of transactions described below:

(1)	Consists of approximately 22.8% held by FIT-ALT Investor LLC (“FIT-ALT”), 34.5% held by Fortress Investment Trust II (“FIT II”) and 17.1% held by Fortress Brookdale Acquisition LLC (“FBA”). Fortress Investment Holdings LLC (“FIH”) has beneficial ownership of and control over all shares held by such entities by virtue of the following relationships:

Prior to the combination transaction, Fortress Investment Group LLC (“FIG”), a wholly-owned subsidiary of FIH, controlled each of BLC, Alterra, Fortress CCRC and FIT REN through its ability to exercise voting, financial and investment control over, and its economic interest in, each of Fortress Registered Investment Trust (“FRIT”) and FIT II, which are wholly-owned subsidiaries of Fortress Investment Fund (“FIF”) and Fortress Investment Fund II (“FIF II”), respectively. FRIT owned 50.51% of FBA, which owned 90.91% of BLC, and FIT II owned 100% of FIT-ALT, which owned 73.49% of FEBC-ALT Investors LLC, the indirect parent of Alterra. FIT II also owned 100% of Fortress CCRC and FIT REN. FIG controls FRIT and FIT II through contractual control relationships with and investment advisory control over each of FRIT and FIT II.

Pursuant to various agreements, Fortress Fund MM LLC (“Fund MM”) and Fortress Fund MM II LLC (“Fund MM II”), as managing member of FIF and FIF II, respectively, have “the full, exclusive and absolute right, power and authority to manage and control” each of FIF and FIF II, “and the property, assets, affairs and business thereof.” In addition, “the formulation of investment policy” of FIF and FIF II is “vested exclusively” in each of Fund MM and Fund MM II, and “any and all rights, including voting rights, pertaining to any Portfolio Investments” (as defined in the agreements) “may be exercised only by” each of Fund MM and Fund MM II. In addition, pursuant to these agreements, the control vested in each of Fund MM and Fund MM II is irrevocably delegated to FIG, which serves as the managing member of each of these funds. Finally, FIG, through its wholly-owned subsidiary, FIG Advisors LLC, further exercises control over each of FRIT and FIT II in its capacity as investment advisor to each of these funds.
      We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra, which have been operating independently since 1986 and 1981, respectively. Fortress, through the relationships and agreements described in detail in Note (1) to the chart labeled “Post-Combination Structure” above, has been the majority owner of BLC since September 2000 and of Alterra since December 2003. In addition, we recently acquired, through affiliates of Fortress, 15 additional senior living facilities and two facilities which were sold in the third quarter of 2005, one of which we continue to manage. In June and July 2005, FIT REN purchased eight senior living facilities and one senior living facility, respectively, consisting of 1,261 units/beds from affiliates of Prudential Financial, Inc. for an aggregate purchase price of approximately $282.4 million, before closing costs. In April 2005, Fortress CCRC purchased eight senior living facilities with 3,238 units/beds from The National Benevolent Association of the Christian Church (Disciples of Christ), or the NBA, as debtor-in-possession under Chapter 11 of the U.S. bankruptcy code for an aggregate purchase price of approximately $181.4 million, before closing costs. Of these eight facilities, Fortress CCRC sold one on July 1, 2005 for $2.5 million, and one on September 14, 2005 for $9.0 million before closing costs. Subsequent to the acquisition of these facilities by FIT REN and Fortress CCRC, the facilities have been managed by affiliates of BLC. As described below, we acquired ownership of the properties purchased by FIT REN and Fortress CCRC in September 2005 at a price equal to the purchase price for which each of FIT REN and Fortress CCRC acquired the respective facilities. It is our intention to continue to own and manage the nine facilities originally purchased by FIT REN and six facilities originally purchased by Fortress CCRC, and to manage the facility that Fortress CCRC sold on July 1, 2005. In September 2005, the following series of transactions occurred:

•	A wholly-owned subsidiary of ours merged with and into BLC. In connection with the merger, FBA, an affiliate of Capital Z Partners and certain members of our management, including our chief executive officer, received an aggregate of 20,000,000 shares of our common stock, representing 34.5% of our outstanding common stock prior to this offering, for all of their outstanding common stock of BLC or membership interests in FBA, as applicable. As a result of the merger, BLC became our wholly-owned subsidiary.

•	FEBC-ALT Investors purchased from Fortress Investment Trust II, an affiliate of Fortress, all of the outstanding membership interests of FIT REN, which had recently acquired certain senior living facilities from Prudential Financial, Inc., as described in “— Acquisition and History of Alterra Healthcare Corporation,” for an aggregate purchase price of approximately $282.4 million before closing costs (including the assumption of approximately $171.0 million of debt). Immediately after the purchase, the membership interests of FIT REN were contributed to Alterra. As a result, FIT REN became a wholly-owned subsidiary of Alterra and Fortress Investment Trust II became a member of FEBC-ALT Investors, Alterra’s indirect parent company. In connection with the merger of FEBC-ALT Investors described below, Fortress Investment Trust II received 11,750,000 shares of our common stock, representing 20.3% of our outstanding common stock prior to this offering, for its interest in FIT REN.

•	A wholly-owned subsidiary of ours merged with and into FEBC-ALT Investors, Alterra’s indirect parent company. In the merger, FIT-ALT Investor, Fortress Investment Trust II, Emeritus, NW Select and certain members of our management, each of which was a member of FEBC-ALT Investors, received an aggregate of 29,750,000 shares of our common stock, representing 51.3% of our outstanding common stock prior to this offering, for all of the outstanding membership interests of FEBC-ALT Investors. FIT-ALT Investor and Fortress Investment Trust II are affiliates of Fortress. As a result of the merger, Alterra became our wholly-owned subsidiary.

•	A wholly-owned subsidiary of ours merged with and into Fortress CCRC. In the merger, Fortress Investment Trust II received an aggregate of 8,250,000 shares of our common stock, representing 14.2% of our outstanding common stock prior to this offering, for all of the outstanding membership interests of Fortress CCRC. Fortress CCRC owns, through its wholly-owned subsidiaries, six senior living facilities. As a result of the merger, Fortress CCRC became our wholly-owned subsidiary.
       On August 5, 2005 and September 14, 2005, BLC granted an aggregate of 988 shares of its stock and FEBC-ALT Investors granted 3.33% of its membership interests to certain members of our management, which shares and percentage interests are subject to substantial risk of forfeiture until the occurrence of certain events, as specified in the applicable restricted stock or restricted securities award agreements. In accordance with the terms of the plans, a portion of these securities will no longer be subject to a risk of forfeiture upon the consummation of this offering. In addition, the remaining securities will vest over a five-year period following the issuance if the executive remains continuously employed by the Company. Securities that are subject to risk of forfeiture may not be sold or transferred. See “Business — Equity Incentive Plans — Employee Restricted Stock Plans.” In connection with the merger transactions described above, these shares were automatically converted into an aggregate of 2,575,405 shares of our common stock, representing 4.4% of our outstanding common stock prior to this offering.

       As a holding company we own 100% of the outstanding stock and membership interests of the operating companies of our business. The current stockholders of the operating companies contributed their ownership interests to us in exchange for shares of our common stock. For financial reporting purposes, the Fortress entities that own the stock or membership interests in the operating companies are considered the control group as defined under paragraph 3 of EITF 02-5, “Definition of “Common Control” in relation to FASB Statement No. 141”. See Note 1 in our Notes to Combined Financial Statements for a detailed discussion of why the Fortress entities are considered a control group. Accordingly, the combined financial statements reflect the historical cost of the operating companies. Upon the completion of the formation transactions on September 30, 2005, the non-controlling interests were accounted for as a purchase in accordance with SFAS No. 141. See Note 1 to “Consolidated Balance Sheets” of Brookdale Senior Living Inc.
       As a result of these formation transactions, prior to the consummation of this offering, all of our outstanding common stock is held by FIT-ALT Investor, Fortress Investment Trust II, Fortress Brookdale Acquisition LLC, or FBA, each of which is an affiliate of Fortress, Health Partners, which is an affiliate of Capital Z Partners, Emeritus, NW Select, and certain members of our management. Each of Emeritus and NW Select is selling all of the shares of our common stock it owns in this offering. Fortress and its affiliates are not selling any of the shares of our common stock that they own in this offering.
       See “Certain Relationships and Related Party Transactions” for a more detailed description of our relationships with these stockholders.
Acquisition and History of Brookdale Living Communities, Inc.
       In September 2005, a wholly-owned subsidiary of ours merged with and into BLC, resulting in the issuance of an aggregate of 20,000,000 shares of our common stock to the previous holders of all of the outstanding common stock of BLC and certain former members of FBA. As a result of this transaction, BLC became our wholly-owned subsidiary and (1) FBA, an affiliate of Fortress and the former holder of a majority of the outstanding common stock of BLC, and (2) Health Partners, a former member of FBA, became significant stockholders of ours. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions.”
       In June and July of 2005, subsidiaries of BLC entered into management agreements/operating leases to operate eight senior living facilities and one senior living facility, respectively, consisting of 1,261 units/beds, which we refer to as the Prudential Portfolio. See “— Acquisition and History of Alterra Healthcare Corporation” for a description of the acquisition history of the Prudential Portfolio. Fortress and BLC received regulatory authorization to operate these facilities in June and July 2005, respectively.
       In April 2005, subsidiaries of BLC entered into management agreements to operate eight facilities, six of which we own, one of which we sold and still manage and one of which we sold and no longer manage, consisting of 3,238 units/beds, in the Fortress CCRC Portfolio. See “— Acquisition and History of Fortress CCRC Portfolio” for a description of the acquisition history of the Fortress CCRC Portfolio. Fortress and BLC received regulatory licenses required to operate these facilities in April 2005.
       In October 2004, Provident Senior Living Trust, or Provident, a real estate investment trust, acquired 21 senior living facilities from BLC through a stock acquisition, for a total purchase price of approximately $742.4 million (including the assumption of approximately $433.6 million of non-recourse and limited recourse property-level and other debt). BLC currently leases and operates all of the facilities that it sold to Provident pursuant to long-term operating leases and management agreements. See “— Leases — BLC’s Master Lease Arrangements with Provident.” In October 2004, BLC paid a dividend of $254.6 million to all of its stockholders, which represented a return of capital. The dividend was funded with a portion of the proceeds from the Provident transaction.

       In August 2004, BLC entered into management agreements to operate nine facilities consisting of more than 1,900 units/beds owned by Cypress Senior Living, which we refer to as the Town Village Portfolio. The Town Village Portfolio consists of entirely independent living facilities, ranging in size from 176 to 276 units/beds each. The facilities are located in the metro areas of Detroit, Kansas City, Memphis, Dallas, Birmingham, Fort Worth, and Tulsa, all of which opened in the last three years, and Oklahoma City, which opened in December 2004.
       During the first quarter of 2004, the limited partnerships that owned 14 facilities, in which subsidiaries of BLC held general and limited partnership interests, sold those facilities to Ventas Realty, Limited Partnership, or Ventas, for approximately $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, wholly-owned subsidiaries of BLC, or the Ventas Tenants, entered into and became the tenants under a master lease with Ventas pursuant to which the Ventas Tenants currently lease 13 facilities. Two additional facilities are leased to the Ventas Tenants pursuant to individual leases substantially similar to the master lease. BLC has guaranteed the leases for the full and prompt payment and performance of all of Ventas Tenants’ obligations thereunder. The guaranty requires that BLC maintain a net worth of not less than $100.0 million (as defined). See “— Leases — Ventas Lease Arrangement with BLC.”
       In November 2002, BLC purchased the following three facilities consisting of 643 units/beds for approximately $134.7 million, which it had previously developed and managed for third party owners: The Heritage at Gaines Ranch, a 208-unit/beds facility located in Austin, Texas; The Heritage of Southfield, a 217-unit/beds facility located in Southfield, Michigan; and The Devonshire of Mt. Lebanon, a 218-unit/beds facility located in Mt. Lebanon (Pittsburgh), Pennsylvania. The total purchase price included cash of $41,000 plus the assumption of all liabilities, including approximately $76.1 million of first mortgage loans and approximately $13.4 million of mezzanine financing provided by a subordinate lender. At the date of purchase, the $76.1 million of first mortgage loans and $13.4 million of mezzanine financing, which were partially guaranteed by BLC, were in default. BLC reached an agreement with the lenders for BLC to repay the loans at an agreed-upon amount and for the lenders to forbear on all claims until December 31, 2003 and February 1, 2004, respectively. In September 2003, BLC formed Brookdale Senior Housing, LLC, or the NML Joint Venture, a joint venture with an affiliate of the Northwestern Mutual Life Insurance Company, or Northwestern, and effectively sold 75% of its interest in the Southfield and Mt. Lebanon facilities to the NML Joint Venture. The NML Joint Venture owns the Southfield and Mt. Lebanon facilities and was capitalized with $66.3 million of cash, of which $144,000 was contributed by BLC, and the balance of which was contributed by Northwestern in the form of $35.8 million of equity and $30.4 million of first mortgage financing. The loans are payable as interest only loans at the rate of 6.75% through September 30, 2008, and 7.25% through maturity on October 1, 2009. In addition, Northwestern made a $16.4 million first mortgage loan to the owner of The Heritage of Gaines Ranch, payable as an interest only loan at 6.75% through September 30, 2008, and 7.25% through maturity on October 1, 2009, and the NML Joint Venture made a $12.7 million mezzanine loan to the owner of The Heritage of Gaines Ranch, payable at the rate of all available cash flow and appreciation in the facility. In connection with the sale of its interests in the Southfield and Mt. Lebanon facilities, BLC received $51.6 million, which resulted in a loss on the sale of $24.5 million. BLC used the proceeds to repay the existing first mortgage and mezzanine loans and recognized a gain on extinguishment of debt of $12.5 million, net of costs. Subsidiaries of BLC manage each of these facilities for a fee equal to 5% of gross revenues. Under certain limited circumstances, BLC’s management of these facilities can be terminated by Northwestern.
       In December 2001, a wholly-owned subsidiary of BLC entered into agreements to purchase seven facilities from affiliates of AIMCO, consisting of 1,477 units/beds, or the Chambrel Portfolio, for which it made earnest money deposits in the aggregate amount of $4.0 million. The deposits were funded with the proceeds of advances made to BLC by Capstead Mortgage Corporation, or Capstead, a publicly traded company in which an affiliate of Fortress held an interest. See “Certain Relationships and Related Party Transactions.” In connection with the closing, BLC assigned its rights under the purchase and sale agreements to subsidiaries of Capstead and entered into seven operating leases with subsidiaries of Capstead. See “— Leases — Capstead Lease Arrangement with BLC.” On October 31, 2002, Capstead sold the Chambrel at Windsong Care Center in Akron, Ohio, an 83 bed skilled nursing center, and terminated the related operating lease. The net cost of the remaining six facilities, consisting of 1,394 units/beds, was approximately $148.7 million (including the assumption of approximately $120.6 million of debt).
       In January 2001, BLC acquired a 45% interest in GFB-AS Investors, LLC, or GFB, for approximately $5.7 million. GFB, in turn, acquired the equity interests of the general partners in various limited partnerships, or GC LPs, each of which owned one or two senior living facilities, and each of which were previously owned by affiliates of Grand Court, together with management contract rights. A wholly-owned subsidiary of BLC entered into management consulting agreements with each of the GC LPs. The total initial investment in GFB was approximately $12.8 million, of which BLC’s share was approximately $5.7 million and was funded from the proceeds of a loan made by an affiliate of Fortress. In September 2002, the members of GFB contributed approximately $2.6 million to fund additional purchases of limited partnership interests in certain GC LPs and to provide loans to various partnerships, of which BLC’s share was approximately $1.2 million. BLC’s share was funded by a loan from an affiliate of Fortress. In May 2003, BLC purchased the remaining 55% interest in GFB for net cash consideration of approximately $10.5 million, including closing costs, which was funded by a loan from the stockholders of FBA. See “Certain Relationships and Related Party Transactions.” During the first quarter of 2004, 14 of the limited partnerships sold the facilities that they owned to Ventas for approximately $114.6 million, based on their appraised value of approximately $110.0 million and, in connection with such sales, certain subsidiaries of BLC entered into and became the tenants under master leases with Ventas. As of March 31, 2004 and September 30, 2005 the lease coverage pursuant to the Ventas Lease was 1.17:1.00 and 1.11:1.00, respectively. The leases were guaranteed by BLC. For a more detailed description of the Ventas transaction, see “— Leases — Ventas Lease Arrangement with BLC.”
       BLC completed an initial public offering of its common stock in May 1997. BLC remained a public company until September 2000, when it was acquired pursuant to a tender offer by FBA, a joint venture owned by an affiliate of Fortress and an affiliate of Capital Z Partners.
Acquisition and History of Alterra Healthcare Corporation
       In September 2005, a wholly-owned subsidiary of ours merged with and into FEBC-ALT Investors, resulting in the issuance of an aggregate of 29,750,000 shares of our common stock for all of the outstanding membership interests of FEBC-ALT Investors. Alterra is an indirect wholly-owned subsidiary of FEBC-ALT Investors and, as a result of this transaction, Alterra became our indirect wholly-owned subsidiary. FIT-ALT Investor, Fortress Investment Trust II, Emeritus and NW Select (each a former member of FEBC-ALT Investors) each became significant stockholders of ours. Each of FIT-ALT Investor and Fortress Investment Trust II is an affiliate of Fortress. Each of Emeritus and NW Select is selling all of its shares in this offering. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions.”
       In June and July 2005, FIT REN, an affiliate of Fortress, purchased eight senior living facilities and one senior living facility, respectively, consisting of 1,261 units, or the Prudential Portfolio, from affiliates of Prudential Financial, Inc. for an aggregate purchase price of approximately $282.4 million, before closing costs. Prior to our acquisition of FEBC-ALT Investors, FEBC-ALT Investors purchased from Fortress Investment Trust II, an affiliate of Fortress, all of the outstanding membership interests in FIT REN for an aggregate purchase price of approximately $282.4 million before closing costs (including the assumption of approximately $171.0 million of debt). Immediately after the purchase, the membership interests of FIT REN were contributed to Alterra. As a result, FIT REN became a wholly-owned subsidiary of Alterra and Fortress Investment Trust II became a member of FEBC-ALT Investors. In connection with the FEBC-ALT Investors merger described above, Fortress Investment Trust II received 11,750,000 shares of our common stock, and became a significant stockholder of ours. See “Principal and Selling Stockholders” and “Certain Relationships

and Related Party Transactions.” Subsidiaries of BLC operate each of the facilities in the Prudential Portfolio pursuant to management agreements with the property owners. See “— Acquisition and History of Brookdale Living Communities, Inc.”
       In June 2005, FIT-ALT Investor, an affiliate of Fortress, purchased membership interests representing an approximately 25% membership interest in FEBC-ALT Investors from Emeritus and NW Select, for an aggregate purchase price of $50.0 million. In connection with this transaction, FEBC-ALT Investors paid a dividend of $20.0 million to FIT-ALT Investor, its sole Class A member. FIT-ALT Investor used the proceeds of the dividend to pay a portion of the purchase price. See “Certain Relationships and Related Party Transactions” for a more detailed description of this transaction.
       During the fourth quarter of 2004, Provident acquired 47 assisted living facilities from Alterra through the acquisition of 100% of the outstanding capital stock of certain Alterra subsidiaries for a total purchase price of approximately $240.4 million (including the assumption of approximately $49.5 million of non-recourse and limited recourse property-level debt). Alterra currently leases and operates all of the facilities that it sold to Provident pursuant to long-term operating leases. See “— Leases — Provident’s Master Lease Arrangements with Alterra.” In November 2004, in connection with a $50.0 million dividend paid by Alterra, FEBC-ALT Investors paid $50.0 million to FIT-ALT Investor, its sole Class A member, which included a dividend of approximately $32.8 million and repayment of approximately $17.2 million of debt owed to FIT-ALT Investor, including accrued interest. The dividend was funded with a portion of the proceeds received from the Provident transaction.
       In December 2004, AHC Purchaser Inc., a wholly-owned subsidiary of Alterra, and Merrill Lynch Capital entered into a series of agreements through which Alterra borrowed $72.5 million to refinance two other debt arrangements. The financing is secured by 21 facilities with a capacity for 860 residents. See “Description of Indebtedness — Merrill Lynch Mortgage Loan.”
       In February 2003, ALS-Venture II, Inc., a now inactive subsidiary of Alterra, and Wynwood of Chapel Hill, LLC, sold 25 assisted living properties pursuant to a Purchase and Sale Agreement to SNH ALT Leased Properties Trust, or SNH, for approximately $61.0 million. Subsequently, AHC Trailside, Inc., a subsidiary of Alterra, entered into and became the tenant at these 25 assisted living facilities pursuant to a lease with SNH. “See — Leases — SNH’s Sale-Leaseback Arrangement with Alterra.”
       Alterra completed an initial public offering of its common stock in August 1996 and remained a public company until 2003. In January 2003, in order to facilitate and complete its ongoing restructuring initiatives, Alterra filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Alterra emerged from bankruptcy in December 2003 when it was acquired and recapitalized by FEBC-ALT Investors, a joint venture that included an affiliate of Fortress. Since 2001, in connection with its bankruptcy and reorganization efforts, Alterra has sold more than 200 facilities and parcels of land to third parties for in excess of $150.0 million.
       In December 2002, individual leases on 35 facilities that were previously leased by Alterra from LTC Properties, Inc., or LTC, and its affiliates were either terminated or amended and restated, and Alterra entered into four separate master leases with LTC and its affiliates with respect to the facilities. See “— Leases — LTC’s Master Lease Arrangement with Alterra.”
       In April 2002, 43 facilities with a capacity for 1,526 residents that were previously leased by affiliates of Alterra from affiliates of Meditrust (La Quinta Properties, Inc.), or Meditrust, were conveyed by Meditrust to JER/ NHP Senior Living Texas, L.P., JER/ NHP Senior Living Wisconsin, LLC, JER/ NHP Senior Living Kansas, Inc., and JER/ NHP Senior Living Acquisition, LLC, collectively, JER I. The Meditrust-Alterra leases were terminated and the Alterra affiliates entered into a single master lease with JER I with respect to those facilities. In October 2002, three additional facilities that were previously mortgaged to Key Bank and six facilities that were previously mortgaged to Washington Mutual were conveyed by affiliates of Alterra to JER/ NHP Senior Living Acquisition, LLC, or JER II.

Simultaneous with the conveyances, affiliates of JER II leased these residences to ALS Leasing, Inc., a wholly-owned subsidiary of Alterra, under a single master lease. See “— Leases — JER I’s Master Lease Arrangement with Alterra” and “— Leases — JER II’s Master Lease Arrangement with Alterra.”
       In April 2002, Alterra entered into a single master lease with Nationwide Health Properties, Inc., or NHP, and its affiliates with respect to 57 facilities, which included six facilities that were previously leased by Alterra from Meditrust. Of the original NHP-Alterra portfolio, seven additional facilities were not included in the master lease due to underlying ground leases or bond-related indebtedness, and Alterra is obligated to amend the master lease to add six of these facilities when consents are obtained. One of the seven facilities will be added to the master lease in the near future. Since the time of entry into the master lease, six facilities have been sold. As a result, 52 facilities will remain under the master lease. See “— Leases — NHP’s Master Lease Arrangement with Alterra.”
       In July 2001, individual leases on 38 residences that were previously leased by Alterra from Health Care REIT, Inc., or HCR, and its affiliates were amended and restated into a single master lease with HCR and its affiliates with respect to 36 of the residences. In subsequent amendments, ten additional properties with a capacity for 424 residents were refinanced out of unaffiliated lender/lessor portfolios and added to the master lease, and one property originally included in the master lease was sold and removed from the master lease. As a result, Alterra currently leases 45 facilities from HCR and its affiliates under the master lease. See “— Leases — Health Care REIT’s Master Lease Arrangement with Alterra.”
       During 2001, Alterra negotiated a series of agreements that resulted in the discontinuation of joint venture arrangements with respect to 42 residences. In October 2001, Alterra negotiated the buyout of a joint venture partner’s interest in 15 residences in connection with a modification and settlement agreement with one investor group. In December 2001, Alterra terminated its joint venture with Pioneer Development Company, or Pioneer, by exchanging ownership interests in 12 joint venture entities jointly owned with this group, resulting in Alterra and Pioneer each acquiring sole ownership in six of these residences. Also in December 2001, Alterra terminated its development joint venture with Manor Care, Inc. relating to 13 residences in connection with consummating a global settlement of various pending claims between Alterra and Manor Care and its affiliates.
Acquisition and History of Fortress CCRC Portfolio
       In September 2005, a wholly-owned subsidiary of ours merged with and into Fortress CCRC resulting in the issuance of an aggregate of 8,250,000 shares of our common stock for all of the outstanding membership interests of Fortress CCRC. As a result of this transaction, Fortress CCRC became our wholly-owned subsidiary and Fortress Investment Trust II, the former sole member of Fortress CCRC, received shares of our common stock and became a significant stockholder of ours. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions.”
       The NBA is a 501(c)(3) not-for-profit organization founded in 1887. As a result of deteriorating operating performance and unsuccessful negotiations to restructure the NBA’s debt and management, bonds issued by the NBA were trading at a discount to their par value. Between January and February 2004, FIT CCRC LLC, an affiliate of Fortress, acquired the NBA debt and was on the unsecured creditors’ committee to lead a restructuring of the NBA. In February 2004, the NBA elected to file for bankruptcy protection. In September 2004, Fortress CCRC signed an asset purchase agreement to acquire 11 CCRC facilities consisting of 4,053 units/beds (including 825 resident-owned cottages or our CCRC campuses managed by us) across ten states from the NBA as debtor in possession under Chapter 11 of the U.S. bankruptcy code. Fortress CCRC was subsequently selected as the winning bidder through a bankruptcy auction in December 2004. In April and May 2005, Fortress CCRC purchased 11 of the facilities consisting of 4,053 units/beds (including 825 resident-owned cottages or our CCRC campuses managed by us) from the NBA for an aggregate purchase price of approximately $210.5 million, including closing costs and the assumption of $24.4 million of refundable entrance fees. Three of these facilities were sold by

Fortress CCRC to other purchasers for $30.3 million simultaneously with or shortly after their purchase. Of the eight facilities that remained, Fortress CCRC sold one on July 1, 2005 for $2.5 million and one on September 14, 2005 for $9.0 million. It is our intention to retain ownership of six of these facilities and manage the one facility that we sold on July 1, 2005. We refer to these six facilities in this prospectus as the “Fortress CCRC Portfolio.” We plan to improve the operation of the Fortress CCRC Portfolio, which we believe has been severely under-managed as a result of significant turmoil at the NBA prior to and during the bankruptcy process.
Operations
Segments
       We have five reportable segments which we determined based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. In addition, the management approach focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters. We continue to evaluate the type of financial information necessary for the decision makers as we implement our growth strategies. Prior to September 30, 2005 (the date of the formation transactions described in “—History”) and presently, each of Brookdale Living, which includes BLC, the Fortress CCRC Portfolio and the Prudential Portfolio, and Alterra, had and has distinct chief operating decision makers, or CODMS. Our 380 facilities are considered separate operating segments because they each engage in business activities from which they earn revenues and incur expenses, their operating results are regularly reviewed by the CODMS to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.
       SFAS No. 131 permits aggregation of operating segments that share all common operating characteristics (similar products and services, similar methods used to deliver or provide their products and services, and similar type and class of customer for their products and services) and similar economic characteristics (revenue recognition and gross margin). We believe that each of our 380 facilities provides similar services, delivers these services in a similar manner, and has a common type and class of customer. In addition, all of our facilities recognize and report revenue in a similar manner. However, our individual facility gross margins vary significantly. Therefore, we have aggregated our segments based upon the lowest common economic characteristic of each of our facilities: gross margin. The CODMS allocate resources in large part based on margin and analyze each of the facilities as above or below the average operating margin. The CODMS believe that the average margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facility’s operating performance and resource requirements. Accordingly, our operating segments are aggregated into four reportable segments based on comparable operating margins either above or below an average performance level within each of Brookdale Living and Alterra. We define our average operating margin for each group of facilities as that group’s operating income dividend by its revenue. Operating income represents revenue less operating expenses (excluding depreciation and amortization). See Notes 1 and 2 to the “Statement of Operations Data” and “Selected Segment Operating and Other Data” for each reporting period presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for additional information that may be useful to readers of our financial statements, although management does not utilize this data to further assist our CODMS in making decisions to allocate resources.
       We also present a fifth reportable segment for management services because the economic and operating characteristics of these services are different from our facilities aggregated above.

Our Product Offerings
       We offer a variety of senior living housing and service alternatives in 380 facilities located across the United States. Our primary product offerings consist mainly of (i) Independent Living Facilities, (ii) Assisted Living Facilities, (iii) Memory Care Facilities, and (iv) CCRCs. Following is a description of each:

•	Independent Living Facilities
       Our Independent Living Facilities are primarily designed for middle to upper income senior citizens age 70 and older who desire an upscale residential environment providing the highest quality of service.
       Many of our Independent Living Facilities consist of both independent living and assisted living units in a single facility, which allows residents to “age-in-place” by providing them with a continuum of senior independent and assisted living services. While the number varies depending upon the particular facility, 85% of all of the units at our Independent Living Facilities are independent living units (of our facilities with both independent and assisted living units, approximately 76% of the total units are designated as independent living units), with a smaller number of units licensed for assisted living.
       Our Independent Living Facilities are large multi-story buildings containing from 74 to 341 units. Residents may choose from studio, one-bedroom and two-bedroom units, depending upon the specific facility.
       Each Independent Living Facility provides residents with basic services such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. Most of these facilities also offer custom tailored supplemental care services at an additional charge under the “Personally Yours” program, which may include medication reminders, check-in services and escort and companion services. Additional fees that we collect in connection with our “Personally Yours” program vary by facility and range from $5 to $50 per service.
       In addition to the basic services, our Independent Living Facilities that include assisted living also provide residents with supplemental care services options to provide assistance with ADLs. The levels of care provided to residents vary from facility to facility depending, among other things, upon the licensing requirements of the state in which the facility is located.
       Residents in these facilities are able to maintain their residency for an extended period of time due to the range of service options available to residents (not including skilled nursing) as their needs change. Residents with cognitive or physical frailties and higher level service needs are accommodated with supplemental services in their own units or, in certain facilities, are cared for in a more structured and supervised environment on a separate wing or floor. These facilities also have a dedicated assisted living staff, including nurses at the majority of facilities, and separate assisted living dining rooms and activity areas.
       Our Independent Living Facilities represent approximately 48.6% of our total senior living capacity.

•	Assisted Living Facilities
       Our Assisted Living Facilities offer housing and 24-hour assistance with ADLs to mid-acuity frail and elderly residents.
       Our Assisted Living Facilities include both freestanding, multi-story facilities with more than 30 beds and smaller, freestanding single story facilities with less than 30 beds. Depending upon the specific location, the facility may include (i) private studio, one-bedroom and one-bedroom deluxe apartments, or (ii) individual rooms for one or two residents in wings or “neighborhoods” scaled to a single-family home, which includes a living room, dining room, patio or enclosed porch, laundry room and personal care area, as well as a caregiver work station.

       All residents at these facilities receive the basic care level, which includes ongoing health assessments, three meals per day and snacks, coordination of special diets planned by a registered dietitian, assistance with coordination of physician care, social and recreational activities, housekeeping and personal laundry services. In some locations we offer our residents exercise programs and programs designed to address issues associated with early stages of Alzheimer’s and other forms of dementia. In addition, we offer higher levels of personal care services to residents at these facilities that are very physically frail or experiencing early stages of Alzheimer’s disease or other dementia and who require more frequent or intensive physical assistance or increased personal care and supervision due to cognitive impairments. For example, physically frail residents may require medication management, two-person transfer from a wheelchair or incontinence care. These additional services, which we offer for an additional cost, are part of our “YourCare” program. Additional fees that we collect in connection with our “YourCare” program vary by facility and range from $0 to $3,600 per month per resident.
       Our Assisted Living Facilities represent approximately 30.8% of our senior living capacity.

•	Memory Care Facilities
       Our Memory Care Facilities are specially designed freestanding facilities for residents with Alzheimer’s disease and other dementias requiring the attention, personal care and services needed to help cognitively impaired residents maintain a higher quality of life.
       Our Memory Care Facilities have from 20 to 60 beds and some are part of a campus setting, which includes a free-standing assisted living facility.
       As a result of their progressive decline in cognitive abilities, including impaired memory, thinking and behavior, residents at these facilities typically require higher levels of personal care and services. In addition, residents require increased supervision because they are typically highly confused, wander prone and incontinent. Specialized services include assistance with ADLs, behavior management and an activities program, the goal of which is to provide a normalized environment that supports residents’ remaining functional abilities. Whenever possible, residents participate in all facets of daily life at the residence, such as assisting with meals, laundry and housekeeping.
       Our Memory Care Facilities represent approximately 10.3% of our senior living capacity.

•	CCRCs
       Our CCRCs offer a variety of living arrangements and services to accommodate all levels of physical ability and health. Most of our CCRCs have independent living, assisted living and skilled nursing available on one campus, and some also include memory care and Alzheimer’s units. In addition, four of our CCRC facilities also contain single-family homes that are owned by the resident, who pays a monthly maintenance charge to the community for various maintenance services.
       Some of our CCRCs require the residents in the independent living apartment units to pay a one-time upfront entrance fee, which fee is partially refundable upon the subsequent sale of the unit or, in certain cases, upon the sale of a comparable unit.
       In addition, we have one skilled nursing facility — Westbury Care Center — that is not part of a CCRC.
       Our CCRCs represent approximately 10.0% of our total senior living capacity. Our single skilled nursing facility represents approximately 0.3% of our total senior living capacity.
Operations Overview
       We continually review opportunities to expand the amount of services we provide to our residents. To date, we have been able to increase our monthly resident fees on an annual basis and generally have experienced increasing facility operating margins through a combination of the implementation of efficient operating procedures and the economies of scale associated with the size and number of our facilities. Our operating procedures include securing national vendor contracts to obtain consistent low pricing for certain services such as food, energy and insurance, implementing strict budgeting and financial controls at each facility, and establishing standardized training and operations procedures.
       We enter into these national contracts in the ordinary course of business, with standard terms and conditions typical for contracts of the particular type, including a two-year agreement with SYSCO Corporation to provide national food service distribution to all of our facilities (terminable on 90 days’ notice), a three-year agreement with Staples Business Advantage to provide our office products (terminable on 30 days’ notice), and an agreement with The Hertz Corporation to provide car rental services to our employees (terminable on 30 days’ notice).
       We also purchase annual insurance policies in the ordinary course of business for property, auto, workers’ compensation and excess auto/employer liability and most recently purchased a three-year general/professional liability policy, with a one-year excess general liability policy. See “Risk Factors — Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and operating results.” for additional information on specific insurance coverage limits.
       We believe that successful senior living operators must effectively combine the business disciplines of housing, hospitality, health care, marketing, finance and real estate expertise.
       We have implemented intensive standards, policies and procedures and systems, including detailed staff manuals, which we believe have contributed to our facility operating margins. We have centralized accounting controls, finance and other operating functions at our corporate headquarters so that, consistent with our operating philosophy, facility-based personnel can focus on resident care and efficient operations. Headquarters staff in Chicago, Illinois and our staff at the operations support center in Milwaukee, Wisconsin are responsible for the establishment of company-wide policies and procedures relating to, among other things, resident care; facility design and facility operations; billings and collections; accounts payable; finance and accounting; risk management; development of employee training materials and programs; marketing activities; the hiring and training of management and other facility-based personnel; compliance with applicable local and state regulatory requirements; and implementation of our acquisition, development and leasing plans.
Consolidated Corporate Operations Support
       We have developed a centralized infrastructure and services platform, which provides us with a significant operational advantage over local and regional operators of senior living facilities. The size of our business also allows us to achieve increased efficiencies with respect to various corporate functions such as human resources, finance, accounting, legal, information technology and marketing. We are also able to realize cost efficiencies in the purchasing of food, supplies, insurance, benefits, and other goods and services. In addition, we have established an operations group to support all of our product lines and facilities in areas such as training, regulatory affairs, asset management, dining and procurement.
Facility Staffing and Training
       Each facility has an Executive Director or Residence Director, each a Director, responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Each Director receives specialized training from us. In addition, a portion of each Director’s compensation is directly tied to the operating performance of the facility and to the maintenance of high occupancy levels. We believe that the quality of our facilities, coupled with our competitive compensation philosophy, have enabled us to attract high-quality, professional Directors.

       Depending upon the size of the facility, each Director is supported by a facility staff member who is directly responsible for day-to-day care of the residents and either facility staff or regional support to oversee the facility’s marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for food service, activities, housekeeping, and engineering.
       We believe that quality of care and operating efficiency can be maximized by direct resident and staff contact. Employees involved in resident care, including the administrative staff, are trained in the support and care needs of the residents and emergency response techniques. We have adopted formal training and evaluation procedures to help ensure quality care for our residents. We have extensive policy and procedure manuals and hold frequent training sessions for management and staff at each site.
Quality Assurance
       We maintain quality assurance programs at each of our facilities through our corporate headquarters’ staff. Our quality assurance program is designed to achieve a high degree of resident and family member satisfaction with the care and services that we provide. Our quality control measures include, among other things, facility inspections conducted by corporate staff on a regular basis. These inspections cover the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of staff; resident care; the quality of activities and the dining program; observance of residents in their daily living activities; and compliance with government regulations. Our quality control measures also include the survey of residents and family members on a regular basis to monitor their perception of the quality of services provided to residents.
       In order to foster a sense of community as well as to respond to residents’ desires, at our facilities, we have established a resident council or other resident advisory committee that meets monthly with the Director of the facility. Separate resident committees also exist at many of these facilities for food service, activities, marketing and hospitality. These committees promote resident involvement and satisfaction and enable facility management to be more responsive to the residents’ needs and desires.
Marketing and Sales
       Our marketing strategy is intended to create awareness of us, our facilities, our products and our services among potential residents and their family members and among referral sources, including hospital discharge planners, physicians, clergy, area agencies for the elderly, skilled nursing facilities, home health agencies and social workers. Our marketing staff develops overall strategies for promoting our facilities and monitors the success of our marketing efforts, including outreach programs. In addition to direct contacts with prospective referral sources, we also rely on print advertising, yellow pages advertising, direct mail, signage and special events, health fairs and community receptions. Certain resident referral programs have been established and promoted within the limitations of federal and state laws at many facilities.
Facilities
       We operate 380 facilities across 32 states, with the capacity to serve over 30,000 residents. Of the facilities we currently operate, we own 56, we lease 307 pursuant to operating and capital leases and 17 are owned by third parties.

       The following table sets forth certain information regarding our facilities, excluding assets held for sale:

	Occupancy		Ownership Status at
	at September 30, 2005		September 30, 2005

State	Units/Beds	Occupancy	Leased	Owned	Managed	Total

Alabama	222	75.2%	—	—	1	1
Arizona	661	88.8%	8	—	1	9
California	2,031	89.5%	3	9	—	12
Colorado	1,522	88.3%	16	1	—	17
Connecticut	292	99.0%	2	—	—	2
Florida	3,907	90.8%	36	9	2	47
Georgia	280	98.6%	1	—	—	1
Idaho	228	93.4%	3	—	—	3
Illinois	2,306	92.1%	9	2	—	11
Indiana	1,150	87.5%	12	2	—	14
Iowa	139	88.5%	—	1	—	1
Kansas	1,227	86.3%	11	7	2	20
Maine	180	90.6%	—	—	1	1
Massachusetts	282	97.2%	1	—	—	1
Michigan	1,851	87.0%	25	3	3	31
Minnesota	643	90.2%	16	—	—	16
Missouri	948	85.5%	1	2	—	3
Nevada	306	98.0%	3	—	—	3
New Jersey	343	87.5%	6	—	—	6
New Mexico	344	95.6%	2	—	—	2
New York	1,196	92.7%	10	6	—	16
North Carolina	743	93.9%	12	1	—	13
Ohio	1,657	86.3%	25	3	—	28
Oklahoma	1,324	81.2%	27	—	2	29
Oregon	823	89.2%	12	—	—	12
Pennsylvania	541	76.0%	3	3	1	7
South Carolina	336	86.9%	8	—	—	8
Tennessee	390	95.6%	5	—	1	6
Texas	2,537	86.4%	27	3	3	33
Virginia	353	99.2%	2	—	—	2
Washington	864	90.7%	8	2	—	10
Wisconsin	422	92.2%	13	2	—	15

Total	30,048	89.0%	307	56	17	380

       The table below sets forth certain information regarding the top 15 facilities, by number of units, for BLC and Alterra, as well as all of the properties in the Prudential Portfolio and the Fortress CCRC Portfolio. In addition, we included certain information for BLC’s The Hallmark-Battery Park facility, which is pictured on the inside cover of this prospectus.

		Number of Units/Beds

		Independent	Assisted	Memory	Skilled	Equity
Facility Name	Location	Living	Living	Care	Nursing	Homes	Total

Brookdale Living Communities(1)
The Hallmark-Chicago	Chicago, IL	341	—	—	—	—	341
The Hallmark-Battery Park	New York, NY	197	20	—	—	—	217
The Devonshire of Lisle	Lisle, IL	296	25	—	—	—	321
Classic at West Palm Beach	West Palm Beach, FL	237	64	—	—	—	301
The Atrium of San Jose	San Jose, CA	291	—	—	—	—	291
River Bay Club	Quincy, MA	282	—	—	—	—	282
The Chambrel at Roswell	Roswell, GA	224	24	—	—	32	280
Grand Court Overland Park	Overland Park, KS	276	—	—	—	—	276
Woodside Terrace	Redwood City, CA	177	93	—	—	—	270
Chambrel at Island Lake	Longwood, FL	213	40	—	—	16	269
Kenwood of Lakeview	Chicago, IL	220	44	—	—	—	264

		Number of Units/Beds

		Independent	Assisted	Memory	Skilled	Equity
Facility Name	Location	Living	Living	Care	Nursing	Homes	Total

Devonshire of Hoffman Estates	Hoffman Estates, IL	228	34	—	—	—	262
Chambrel at Club Hill	Garland, TX	176	68	—	—	16	260
The Chambrel at Williamsburg	Williamsburg, VA	201	54	—	—	—	255
The Heritage of Des Plaines	Des Plaines, IL	226	29	—	—	—	255
Meadows of Glen Ellyn	Glen Ellyn, IL	190	44	—	—	—	234
Alterra(2)
Wynwood & Villas at Canterbury Gardens	Aurora, CO	153	65	—	—	—	218
Wynwood of Columbia Edgewater	Richland, WA	—	128	—	—	—	128
Villas at Union Park	Tacoma, WA	119	—	—	—	—	119
Wynwood of Kenmore	Kenmore, NY	—	113	—	—	—	113
Wynwood of Northampton Manor	Richboro, PA	—	113	—	—	—	113
Wynwood of Niskayuna	Niskayuna, NY	—	100	—	—	—	100
Wynwood of Rogue Valley	Medford, OR	—	95	—	—	—	95
Villas of Sparks	Sparks, NV	90	—	—	—	—	90
Wynwood of Forest Grove	Forest Grove, OR	—	88	—	—	—	88
Villas of McMinnville	McMinnville, OR	87	—	—	—	—	87
Villas of Sherman Brook	Clinton, NY	84	—	—	—	—	84
Villas of Summerfield Village	Syracuse, NY	84	—	—	—	—	84
Villas at the Atrium	Boulder, CO	82	—	—	—	—	82
Wynwood of River Place	Boise, ID	—	80	—	—	—	80
Wynwood of Manlius	Manlius, NY	—	80	—	—	—	80
Prudential Portfolio(1)
Lodge at Paulin Creek	Santa Rosa, CA	250	—	—	—	—	250
Oak Tree Villa	Scotts Valley, CA	126	70	—	—	—	196
Pacific Inn	Torrance, CA	134	—	—	—	—	134
Inn at the Park	Irvine, CA	70	64	—	—	—	134
Nohl Ranch Inn	Anaheim Hills, CA	85	42	—	—	—	127
Mirage Inn	Rancho Mirage, CA	94	31	—	—	—	125
Ocean House	Santa Monica, CA	50	67	—	—	—	117
The Lexington	Ventura, CA	56	58	—	—	—	114
The Gables	Monrovia, CA	41	23	—	—	—	64
Fortress CCRC Portfolio(1)
Cypress Village	Jacksonville, FL	364	39	60	60	292	815
Foxwood Springs	Raymore, MO	141	62	50	58	246	557
Village at Skyline	Colorado Springs, CO	347	86	13	57	59	562
Robin Run Village	Indianapolis, IN	199	—	24	60	228	511
Patriot Heights	San Antonio, TX	162	10	—	60	—	232
Ramsey Home/Ramsey Village	Des Moines, IA	10	51	24	54	—	139

(1)	Operate within our Brookdale Living group of facilities.

(2)	Operate within our Alterra group of facilities.
       In addition, on July 1, 2005 and September 14, 2005, Fortress CCRC sold Heatherwood Village and Heritage Crossing, 189- and 233-unit facilities located in Newton, Kansas and Edmond, Oklahoma, respectively. A subsidiary of BLC will continue to manage Heatherwood Village pursuant to a management agreement with the new owner.
Corporate Offices
       Our main corporate offices are all leased, including our 30,314 square foot corporate headquarters facility in Chicago, Illinois, and our 59,825 square foot operations support center in Milwaukee, Wisconsin.
Competition
       The senior living industry is highly competitive. We compete with numerous other companies that provide similar senior living alternatives, such as home health care agencies, community-based service programs, retirement communities, convalescent centers and other senior living providers. In general, regulatory and other barriers to competitive entry in the independent living and assisted living segments of the senior living industry are not substantial, except in the skilled nursing segment. Although new construction of senior living communities has declined, we have experienced and expect to continue to experience competition in our efforts to acquire and operate senior living facilities. Some of our present and potential senior living competitors have, or may obtain, greater financial resources than us and may have a lower cost of capital. Consequently, we may encounter competition that could limit our ability to attract residents or expand our business, which could have a material adverse effect on our revenues and earnings. Our major competitors are Sunrise Senior Living, Inc., Colson & Colson/ Holiday Retirement Corp., American Retirement Corporation, Professional Community Management Life Care Services, LLC and Atria Senior Living Group.
Customers
       Our target independent living residents are senior citizens age 70 and older who desire or need a more supportive living environment. The average independent living resident resides in an independent living facility for 32 months. A number of our independent living residents relocate to one of our facilities in order to be in a metropolitan area that is closer to their adult children.
       Our target assisted living residents are predominantly female senior citizens age 85 and older who require daily assistance with two or three ADLs. The average assisted living resident resides in an assisted living facility for 22 months. Residents typically enter an assisted living facility due to a relatively immediate need for services that might have been triggered by a medical event or need.
       We believe our combination of independent and assisted living operating expertise and the broad base of customers that this enables us to target creates a unique opportunity for us to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living, CCRC and skilled nursing assets.
Our Employees
       As of September 30, 2005 we had approximately 9,800 full-time and approximately 6,000 part-time employees, of which 144 work in our Chicago headquarters office and 154 work in our Milwaukee operations support center. Five of our employees are unionized. We currently consider our relationship with our employees to be good.
Government Regulation
       The regulatory environment surrounding the senior living industry continues to intensify in the amount and type of laws and regulations affecting it. In addition, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws. This is particularly true for large for-profit, multi-facility providers like us. Some of the laws and regulations that impact our industry include: state and local laws impacting licensure, protecting consumers against deceptive practices, and generally affecting the facilities’ management of property and equipment and how we otherwise conduct our operations, such as fire, health and safety laws and regulations and privacy laws, federal and state laws designed to protect Medicare and Medicaid, which mandate what are allowable costs, pricing, quality of services, quality of care, food service, resident rights (including abuse and neglect) and fraud; federal and state residents’ rights statutes and regulations; Anti-Kickback and physicians referral (“Stark”) laws; and safety and health standards set by the Occupational Safety and Health Administration. We are unable to predict the future course of federal, state and local legislation or regulation. Changes in the regulatory framework could have a material adverse effect on our business.
       Many senior living facilities are also subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although requirements vary from state to state, these requirements may address, among others, the following: personnel education, training and records; facility services, including administration of medication, assistance with self-administration of medication and the provision of nursing services; staffing levels; monitoring of resident wellness; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; professional licensing and certification of staff prior to beginning employment; and resident rights and responsibilities, including in some states the right to receive health care services from providers of a resident’s choice that are not our employees. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. In addition, in several of the states in which we operate or intend to operate, assisted living facilities and/or skilled nursing facilities require a certificate of need before the facility can be opened or the services at an existing facility can be expanded. Senior living facilities may also be subject to state and/or local building, zoning, fire and food service codes and must be in compliance with these local codes before licensing or certification may be granted. These laws and regulatory requirements could affect our ability to expand into new markets and to expand our services and facilities in existing markets. In addition, if any of our presently licensed facilities operates outside of its licensing authority, it may be subject to penalties, including closure of the facility.
       The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. Unannounced surveys or inspections may occur annually or bi-annually, or following a state’s receipt of a complaint about the facility. From time to time in the ordinary course of business, we receive deficiency reports from state regulatory bodies resulting from such inspections or surveys. Most inspection deficiencies are resolved through an agreed-to plan of corrective action relating to the facility’s operations, but the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, partial and/or full denial of payments, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Loss, suspension or modification of a license may also cause us to default under our leases and/or trigger cross-defaults. Sanctions may be taken against providers or facilities without regard to the providers’ or facilities’ history of compliance. We may also expend considerable resources to respond to federal and state investigations or other enforcement action under applicable laws or regulations. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, any future substantial failure to comply with any applicable legal and regulatory requirements could result in a material adverse effect to our business as a whole. In addition, state Attorney Generals vigorously enforce consumer protection laws as those laws relate to the senior living industry. State Medicaid Fraud and Abuse Units may investigate assisted living facilities even if the facility or any of its residents do not receive federal or state funds.
       Regulation of the senior living industry is evolving at least partly because of the growing interests of a variety of advocacy organizations and political movements attempting to standardize regulations for certain segments of the industry, particularly assisted living. Our operations could suffer if future regulatory developments, such as federal assisted living laws and regulations, as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials, increase the number of citations that can result in civil or criminal penalties. Certain current state laws and regulations allow enforcement officials to make determinations on whether the care provided by one or more of our facilities exceeds the level of care for which the facility is licensed. A finding that a facility is delivering care beyond its license might result in the immediate transfer and discharge of residents, which may create market instability and other adverse consequences. Furthermore, certain states may allow citations in one facility to impact other facilities in the state or, in certain circumstances, in another state. Revocation of a license at a given facility could therefore impact our ability to obtain new licenses or to renew existing licenses at other facilities, which may also cause us to be in default under our leases and trigger cross-defaults or may also trigger defaults under certain of our credit agreements, or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one facility’s citation will impact another of our facilities, this will also increase costs and result in increased surveillance by the state survey agency. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, including increased enforcement brought about by advocacy groups, in addition to federal and state regulators, our operations could be adversely affected. In addition, any adverse finding by survey and inspection officials may serve as the basis for false claims lawsuits by private plaintiffs and may lead to investigations under federal and state laws, which may result in civil and/or criminal penalties against the facility or individual.
       There are various extremely complex federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Balanced Budget Act of 1997 expanded the penalties for health care fraud. In addition, with respect to our participation in federal health care reimbursement programs, the government or private individuals acting on behalf of the government may bring an action under the False Claims Act alleging that a health care provider has defrauded the government and seek treble damages for false claims and the payment of additional civil monetary penalties. Recently, other health care providers have faced enforcement action under the False Claims Act. The False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Because of these incentives, so-called “whistleblower” suits have become more frequent. Also, if any of our facilities exceeds its level of care, we may be subject to private lawsuits alleging “transfer trauma” by residents. Such allegations could also lead to investigations by enforcement officials, which could result in penalties, including the closure of facilities. The violation of any of these regulations may result in the imposition of fines or other penalties that could jeopardize our business.
       Additionally, in several states, we operate facilities that participate in federal and/or state health care reimbursement programs, including state Medicaid waiver programs for assisted living facilities and the Medicare skilled nursing facility benefit program, or other federal and/or state health care programs. Consequently, we are subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will interpreted consistently or in keeping with past practices. Violation of any of these laws can result in loss of licensure, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and/or trigger cross-defaults.
       We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. The Federal Anti-Kickback Law makes it unlawful for any person to offer or pay (or to solicit or receive) “any remuneration ... directly or indirectly, overtly or covertly, in cash or in kind” for referring or recommending for purchase any item or service which is eligible for payment under the Medicare and/or Medicaid programs. Authorities have interpreted this statute very broadly to apply to many practices and relationships between health care providers and sources of patient referral. If a health care provider were to violate the Federal Anti-Kickback Law, it may face criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our senior living communities, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

       We are also subject to federal and state laws designed to protect the confidentiality of patient health information. The U.S. Department of Health and Human Services, or HHS, has issued rules pursuant to HIPAA relating to the privacy of such information. Rules that became effective April 14, 2003 govern our use and disclosure of health information at certain HIPAA covered facilities. We established procedures to comply with HIPAA privacy requirements at these facilities. We were required to be in compliance with the HIPAA rule establishing administrative, physical and technical security standards for health information by April 2005. To the best of our knowledge, we are in compliance with this rule. Although both current and pending HIPAA requirements affect the manner in which we handle health data and communicate with payors at covered facilities, we believe that the cost of compliance will not have a material adverse effect on our business, financial condition or results of operations.
Environmental Matters
       Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of certain hazardous or toxic substances, including, among others, petroleum and materials containing asbestos, that could be located on, in, at or under a property, regardless of how such materials came to be located there. Additionally, such an owner or operator of real property may incur costs relating to the release of hazardous or toxic substances, including government fines and payments for personal injuries or damage to adjacent property. The cost of any required investigation remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property’s value and/or our assets’ value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Moreover, the imposition of such liability upon us could be joint and several, which means we could be required to pay for the cost of cleaning up contamination caused by others who have become insolvent or otherwise judgment proof.
       We do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations.
       Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment, and protection of the environment and natural resources in connection with development or construction of our properties.
       Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents, including, for example, blood-soaked bandages, swabs and other medical waste products and incontinence products of those residents diagnosed with an infectious disease. The management of infectious medical waste, including its handling, storage, transportation, treatment and disposal, is subject to regulation under various federal, state and local environmental laws. These environmental laws set forth the management requirements for such waste, as well as related permit, record-keeping, notice and reporting obligations. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste. The use of such waste management companies does not immunize us from alleged violations of such medical waste laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed. Any finding that we are not in compliance with environmental laws could adversely affect our business operations and financial condition.
       Federal regulations require building owners and those exercising control over a building’s management to identify and warn, via signs and labels, their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. The regulations also set forth employee training, record-keeping requirements and sampling protocols pertaining to asbestos-containing materials and potential asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potential asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials and potential asbestos-containing materials in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.
       The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan. Furthermore, the presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may present a risk that third parties will seek recovery from the owners, operators or tenants of such properties for personal injury or property damage. In some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract residents and could adversely affect a facility’s market value.
       We believe that we are in material compliance with applicable environmental laws.
       We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.
Intellectual Property
       Brookdale®, Hallmark®, Devonshire®, Alterra®, Crossings®, Wynwood®, Sterling House®, Clare Bridge® and Clare Bridge Cottage® are registered service marks of ours. We also own various domain names in connection with our facilities.
Legal Proceedings
       On September 15, 2005, a complaint was filed in the United States District Court, Eastern District of New York (and amended on November 2, 2005), by a group of approximately 200 current and former partners of various investing partnerships in an action entitled David T. Atkins et al., the

Plaintiffs, against certain defendants including, Apollo Real Estate Advisors L.P., BLC, Winthrop Financial Associates, GFB-AS, Investors LLC, a subsidiary of BLC, or GFB, Fortress Investment Group LLC, an affiliate of our largest stockholder, and four individuals (including our Chief Financial Officer), the Defendants. The action relates to, among other things, to certain Grand Court partnerships following the Grand Court Lifestyles Inc. bankruptcy in 2000 and activities relating to the sale of certain facilities to Ventas. The seven count complaint alleges, among other things, (i) that the Defendants converted for their own use the property of the limited partners of ten partnerships, including through the failure to obtain consents that they contend were required for the transactions; (ii) that the Defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) and (iv) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, including substantive racketeering and conspiracy; (v) breach of certain partnership agreements; (vi) breach of fiduciary duties to certain limited partners; and (vii) unjust enrichment. The Plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We plan to vigorously defend the action. Because this matter is in an early stage, we cannot estimate the possible range of loss, if any.
       In addition, we have been involved in litigation and claims incidental to the conduct of our business comparable to other companies in the senior living industry. Certain claims and lawsuits allege large damage claims and may require significant legal costs to defend and resolve. Similarly, our industry is always subject to scrutiny by governmental regulators, which could result in litigation related to regulatory compliance matters. As a result, we maintain insurance policies in amounts and with the coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards. We believe that the cost of defending any pending or future litigation or challenging any pending or future regulatory compliance matter will not have a material adverse effect on our business.
Leases
Provident Sale-Leasebacks
       In each of the following sale-leaseback transactions, Provident entered into the relevant purchase agreement and master lease agreement with certain of our affiliated entities in 2004. On June 7, 2005, Ventas announced that it had completed the acquisition of Provident pursuant to the terms of the Agreement and Plan of Merger dated as of April 12, 2005, pursuant to which Provident was merged with and into a wholly-owned subsidiary of Ventas.
Alterra’s Sale of the Alterra/Provident Properties
       In the fourth quarter of 2004, pursuant to a stock purchase agreement, or the Alterra/Provident Purchase Agreement, entered into in June 2004, as amended in October 2004, between Alterra and Provident, Alterra sold to Provident 100% of the outstanding capital stock of certain Alterra subsidiaries for an aggregate purchase price of approximately $240.4 million (including $3.5 million of transaction expenses), or the Alterra/Provident Sale. Pursuant to the terms of the Alterra/Provident Purchase Agreement, Alterra consummated the Alterra/Provident Acquisition in two separate closings. The Alterra subsidiaries owned a total of 47 assisted living facilities, or the Alterra/Provident Properties, together in each case with certain related personal property. Certain other real and personal property owned by the Alterra subsidiaries and all of the liabilities and obligations of the Alterra subsidiaries other than certain liabilities relating to the Alterra/Provident Properties that are not required to be reflected or reserved on a balance sheet in accordance with GAAP were transferred to or assumed by Alterra or a subsidiary of Alterra prior to the completion of the Alterra/Provident Sale.

       Alterra agreed to indemnify Provident for any losses it may incur as a result of (a) any inaccuracy or breach of any representation or warranty made by Alterra in the Alterra/Provident Purchase Agreement, (b) any breach or failure by Alterra to perform its obligations under the Alterra/Provident Purchase Agreement, (c) any Alterra/Provident Excluded Assets and Alterra/Provident Excluded Liabilities, (d) certain environmental claims relating to the Alterra/Provident Properties, (e) any third party claims arising out of actions, omissions, events or facts occurring on or prior to the closing of the Alterra/Provident Sale relating to the assets, properties and business of Alterra, and (f) certain fees and expenses of Alterra’s advisors. Alterra is not required to indemnify Provident for any loss arising from matters set forth in clauses (a) and (e) above, which does not exceed $25,000 and has no obligation to indemnify Provident with respect to any losses until such losses exceed $650,000 and in no event will Alterra be required to indemnify Provident for losses in excess of $25.0 million that arise from those matters set forth in clauses (a), (d) and (e) above; provided, however, that such cap shall not apply to any third-party claim relating to or arising out of the operation of the senior living business conducted by Alterra and its affiliates, including prior to the closing date of the Alterra/Provident sale of certain Alterra subsidiaries. In addition, Alterra is not required to indemnify Provident for breaches of representations and warranties of which Provident’s officers obtained actual knowledge prior to the execution of the Alterra/Provident Purchase Agreement. Alterra is also not required to indemnify Provident for matters of which Provident’s officers obtained actual knowledge prior to the closing of the Alterra/Provident Acquisition, unless on or before such date Provident notified them of such matters and Alterra agreed prior to such date that Provident was not obligated to close the transactions contemplated by the Alterra/Provident Purchase Agreement. Moreover, Alterra has generally agreed to indemnify Provident against any tax liability with respect to periods ending on or before, and transactions occurring before, the Alterra/Provident Sale. Provident has agreed to release the stockholders of Alterra and their affiliates (other than Alterra and its subsidiaries) from any claims or losses arising out of the transactions contemplated by the Alterra/Provident Purchase Agreement.
       Provident agreed to indemnify Alterra for any losses it may incur as a result of (a) any inaccuracy or breach of any representation or warranty made by it, (b) any breach or failure by Provident to perform its obligations under the Alterra/Provident Purchase Agreement and (c) any third party claims as a result of any inspections of the Alterra/Provident Properties performed by Provident. Provident is not required to indemnify Alterra for any loss arising from matters set forth in clauses (a) and (e) above, which does not exceed $25,000 and Provident has no obligation to indemnify Alterra with respect to any losses until such losses exceed $650,000 and in no event will Provident be required to indemnify for losses in excess of $25.0 million that arise from those matters set forth in clauses (a) and (c) above. Moreover, Provident has generally agreed to indemnify Alterra against any tax liability (other than tax liability required to be borne or paid by the Alterra/Provident Tenants (as defined below) pursuant to the Alterra/Provident Property Leases (as defined below)) with respect to periods beginning after, and transactions occurring after, the closing of the Alterra/Provident Sale.
       Alterra paid all of the expenses incurred in connection with the consummation of the Alterra/Provident Sale, including certain of Provident’s expenses. However, upon Alterra’s request and pursuant to the terms of the Alterra/Provident Purchase Agreement, Provident funded these transaction expenses in the aggregate amount of $3.5 million, which were contemplated as part of the purchase price and lease basis upon which base rent is calculated.
Provident’s Master Lease Arrangements with Alterra
       Each of the Alterra/Provident Properties is owned by a subsidiary of Provident, each an Alterra/Provident Landlord and leased to a subsidiary of Alterra, each an Alterra/Provident Tenant. Each Alterra/Provident Tenant entered into a master sublease agreement with Alterra relating to the possession, management and operation of each of the Alterra/Provident Properties, or the Alterra/Provident Sublease Agreements.

       Concurrently with the consummation of the Alterra/Provident Sale, subsidiaries and/or affiliates of Alterra entered into master lease arrangements with Provident, which include (a) two master lease agreements covering the Alterra/Provident Properties, each an Alterra/Provident Property Lease, (b) an agreement regarding leases, or the Alterra/Provident Agreement Regarding Leases, entered into between the parent company of the Alterra/Provident Tenants or ALS Holdings and the parent company of each of the owners of the Alterra/Provident Properties, or PSLT-ALS Holdings, (c) a lease guaranty by ALS Holdings with respect to each Alterra/Provident Property Lease, and (d) a guaranty of the Alterra/Provident Agreement Regarding Leases by Alterra.
       Each Alterra/Provident Property Lease is for an initial term of 15 years, with two five-year renewal options at Alterra’s election, provided that, among other things, (i) no event of default exists under any Alterra/Provident Property Lease or under the Alterra/Provident Agreement Regarding Leases and (ii) no management termination event (as defined in the Alterra/Provident Agreement Regarding Leases) has occurred and is continuing beyond any applicable cure period. Pursuant to the Alterra/Provident Agreement Regarding Leases, the renewal option may only be exercised with respect to all of the Alterra/Provident Properties.
       Under the terms of the Alterra/Provident Property Leases, the Alterra/Provident Tenants are obligated to pay base rent in an amount equal to the Alterra/Provident Lease Rate (as defined below) multiplied by the sum of the purchase price (including certain transaction costs incurred in connection with the Alterra/Provident Sale which, at Alterra’s election, Provident actually paid (including financing costs and debt assumption fees) in the amount of $3.5 million) plus any subsequent amounts Provident funds in connection with capital improvements as described in each Alterra/Provident Property Lease and the Alterra/Provident Agreement Regarding Leases, such sum, the Alterra/Provident Lease Basis.
       The initial lease rate for the first year of each of the Alterra/Provident Property Leases is 9.625%, as the same may be escalated, the Alterra/Provident Lease Rate. Commencing on November 1, 2005 and January 1, 2006, respectively, for each of the Alterra/Provident Leases, and annually thereafter, the Alterra/Provident Lease Rate will be increased by an amount equal to the lesser of (i) four times the percentage increase in the Consumer Price Index during the immediately preceding year or (ii) 2.5%, or the Alterra/Provident Annual Increase. During the first year of each renewal term of the Alterra/Provident Property Leases, the Alterra/Provident Lease Basis will be adjusted to equal the greater of (i) the then current fair market value of the Alterra/Provident Properties as increased by amounts delivered by the Alterra/Provident Landlord to the Alterra/Provident Tenant for capital expenditures (as determined by mutual agreement, or if no such agreement is reached, by an acceptable appraisal method) or (ii) the Alterra/Provident Lease Basis for the immediately preceding calendar month. Rent under the Alterra/Provident Property Leases will continue to be escalated in accordance with the Alterra/Provident Annual Increase during each renewal term. Rent under the Alterra/Provident Property Leases is paid in arrears on a monthly basis.
       The Alterra/Provident Property Leases include representations, warranties and covenants customary for sale-leaseback transactions. Lease payments are absolute triple-net, with the Alterra/Provident Tenants responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the Alterra/Provident Properties. In addition, the Alterra/Provident Tenants are required to comply with the terms of the mortgage financing documents encumbering the Alterra/Provident Properties, if and to the extent that, among other things, the terms of such mortgage financings are commercially reasonable and consistent with other mortgage financings of comparable properties in the then current market.
       Provident may, in Provident’s sole discretion, upon the request of any Alterra/Provident Tenant, fund additional necessary capital improvements to the properties. If Provident funds any such amounts, the Alterra/Provident Lease Basis shall be increased on a dollar-for-dollar basis for the amounts Provident funds. In addition, if PSLT-ALS Holdings, ALS Holdings and Alterra mutually determine that there is an extraordinary capital expenditure requirement at one or more of the Alterra/Provident Properties, or if PSLT-ALS Holdings and ALS Holdings mutually agree that a capital improvement at one or more of the Alterra/Provident Properties is necessary for the applicable Alterra/Provident Property to be in compliance with legal requirements, PSLT-ALS Holdings agreed to fund up to $5 million in the aggregate over the term of the Alterra/Provident Property Leases with respect to all of the Alterra/Provident Properties and the amount that Provident funds will be added to the Alterra/Provident Lease Basis. The Alterra/Provident Tenants have covenanted to keep the Alterra/Provident Properties in good condition and repair.
       The Alterra/Provident Property Leases also require the Alterra/Provident Tenants to spend on capital expenditures and improvements, in the aggregate among the Alterra/Provident Properties, at least $400 per unit per year, or the Alterra/Provident Capital Improvement Amount, which amount will be increased annually by the percentage increase in the Consumer Price Index. If in any year the Alterra/Provident Tenants do not expend the entire Alterra/Provident Capital Improvement Amount, the unspent portion of such funds will be deposited into an escrow account with Provident or with Provident’s mortgage lender, which funds will be available for property capital expenditures and capital improvements; provided that such funds will not be made available to the Alterra/Provident Tenants until such time as the Alterra/Provident Tenants have expended the Alterra/Provident Capital Improvement Amount, in the aggregate, in such year. In addition, Provident has the right to require reserve funding of the Alterra/Provident Capital Improvement Amount upon its request or as required by a mortgage lender. Provident and the Alterra/Provident Tenants have also agreed to review periodically the Alterra/Provident Capital Improvement Amount to adjust as necessary to properly maintain the properties in accordance with the requirements of the Alterra/Provident Property Leases.
       The Alterra/Provident Agreement Regarding Leases provides that, commencing on the first month of the first calendar quarter which occurs after the commencement date of the Alterra/Provident Agreement Regarding Leases, and on the first month of each calendar quarter thereafter, ALS Holdings shall deposit with PSLT-ALS Holdings as security for the performance of the terms, conditions and provisions of the Alterra/Provident Agreement Regarding Leases and the Alterra/Provident Property Leases, 50% of excess cash flow for the prior calendar quarter, until such time as the amount held as the security deposit is equal to $10 million. At ALS Holdings’ option, ALS Holdings may post letters of credit in such amounts in lieu of depositing a cash security deposit. For the foregoing purposes, excess cash flow will be computed by taking the net operating income for all of the Alterra/Provident Properties and subtracting the Alterra/Provident Base Rent payable in the aggregate under all of the Alterra/Provident Property Leases. If the Alterra/Provident Properties achieve and maintain a lease coverage ratio of at least 1.15 to 1.00 for two consecutive six month periods, then the security deposit will be returned to ALS Holdings. For the foregoing purposes, the lease coverage ratio will be computed by taking the net operating income for all of the Alterra/Provident Properties (subject to certain adjustments), and dividing it by the applicable Alterra/Provident Base Rent payable in the aggregate under all of the Alterra/Provident Property Leases.
       The Alterra/Provident Agreement Regarding Leases also provides that PSLT-ALS Holdings may cause to be terminated the Alterra/Provident Sublease Agreements upon the occurrence of certain events, including if any Alterra/Provident Tenant fails to make a rental payment under the Provident/Alterra Master Lease and ALS Holdings fails to make rental payments under the Agreement Regarding Leases and the failure goes uncured for more than 30 days, if an event of default has occurred and remains uncured under any of the Alterra/Provident Property Leases or under the Alterra/Provident Agreement Regarding Leases, or if the Alterra operator becomes bankrupt or insolvent, has bankruptcy proceedings filed against it or voluntarily files for bankruptcy. In addition, PSLT-ALS Holdings may cause to be terminated the Alterra/Provident Sublease Agreements if the Alterra/Provident Properties fail to maintain on a quarterly basis a lease coverage ratio (measured quarterly on a rolling four-quarter basis) of at least 1.05 to 1.00 during any of the first through third lease years, and at least 1.10 to 1.00 during any of the fourth through fifteenth lease years and during each renewal term. ALS Holdings or the Alterra operator has the right to cure a failure to maintain the required lease coverage ratio by posting cash or a letter of credit in an amount sufficient to decrease, on a dollar-for-dollar basis, the aggregate applicable Alterra/Provident Base Rent reflected in the denominator of the lease coverage ratio calculation to the extent necessary to be within compliance. This cure option may only be exercised two times during the first through tenth years of the initial term. If PSLT-ALS Holdings terminates any Alterra/Provident Sublease Agreement and replaces the Alterra operator with a manager or operator other than an affiliate of Alterra, the Alterra/Provident Tenant has the right to terminate the Alterra/Provident Property Lease with respect to the facility to which such Alterra/Provident Sublease Agreement has been terminated. If PSLT-ALS Holdings terminates one or more of the Alterra/Provident Management Agreements but the Alterra/Provident Tenants for such applicable Alterra/Provident Properties do not terminate the applicable Alterra/Provident Property Leases with respect to the applicable facilities, the Alterra/Provident Tenant will enter into a new management agreement with a replacement manager designated by PSLT-ALS Holdings and is required to pay such replacement manager the management fee pursuant to the replacement management agreements, provided that the Alterra/Provident Tenants will be entitled to a credit against base rent for any payments (excluding out-of-pocket reimbursements) payable to such replacement manager in excess of an amount equal to five percent of gross revenues.
       Each Alterra/Provident Property Lease is unconditionally guaranteed by ALS Holdings, and ALS Holdings’ obligations under the Alterra/Provident Agreement Regarding Leases are unconditionally guaranteed by Alterra. Under the Alterra/Provident Property Leases, the Alterra/Provident Tenants agreed to indemnify Provident from liabilities related to the occupancy and operation of the Alterra/Provident Properties prior to and during the term of the Alterra/Provident Property Leases, with such indemnification continuing for 24 months following the termination of any such Alterra/Provident Property Lease.
       In connection with Provident’s existing mortgage financing for the Alterra/Provident Properties, the applicable Alterra/Provident Tenant has subordinated its rights to those of the applicable mortgage lender, and such mortgage lender has entered into a subordination, non-disturbance and attornment agreement agreeing not to disturb such Alterra/Provident Tenant’s right to possession. Additionally, Alterra has agreed to guaranty certain payments under the existing mortgage financing including, without limitation, payments required in connection with failure to meet certain debt service coverage ratios. Alterra has also agreed to comply with requirements under the mortgage financing that the daily average annual occupancy for nine specified properties, on a combined basis, will not drop below 80%, unless certain debt service coverage ratios are met.
       Each Alterra/Provident Property Lease prohibits the assignment of any Alterra/Provident Property Lease by the applicable Alterra/Provident Tenant. The Alterra/Provident Agreement Regarding Leases also prohibits certain other “changes of control” of certain Alterra entities, which includes with certain exceptions (i) the acquisition or attainment by any means by any person, or two or more persons acting in concert, of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) or control of 50% or more, or rights, options or warrants to acquire 50% or more, of the voting stock or membership interests in Alterra, ALS Holdings or in any of the Alterra/Provident Tenants, or (ii) the merger or consolidation of Alterra, ALS Holdings, any Alterra/Provident Tenant or any Person that directly or indirectly owns more than 50% of the membership interests in ALS Holdings or any Alterra/Provident Tenant with or into any other person, or (iii) any one or more sales or conveyances to any person of all or substantially all of the assets of Alterra, ALS Holdings or any Alterra/Provident Tenant. However, the sale of 50% or more of Alterra’s outstanding stock by its stockholders, or the sale of 50% or more of the voting stock or membership interests in any direct or indirect parent of Alterra, does not require Provident’s or PSLT-ALS Holdings’ consent if, among other things, ALS Holdings provides evidence reasonably satisfactory to PSLT-ALS Holdings that Alterra or any successor guarantor under the terms of such transaction (i) has industry experience in owning, operating and managing senior living properties that is at least comparable to or better than that of Alterra and (ii) has a net worth at least equal to the net worth of Alterra immediately prior to such transaction (which net worth determination shall not take into account any extraordinary and non-recurring transactions during the 12 months prior to such transaction which reduces the net worth of Alterra), both of which conditions were met in connection with the formation transactions described in “Business — History.” In addition, Provident’s consent is not required in connection with any initial public offering or other equity-raising transaction of Alterra or any direct or indirect parent of Alterra or any direct or indirect transfer of less than 50% of the ownership interest in Alterra, provided that the stockholders who control management of Alterra as of the date of the Lease continue to do so.
       Each Alterra/Provident Lease provides that a default pertaining to a single facility covered by one of the Alterra/Provident Leases is an event of default with respect to all of the facilities covered by such lease. In addition, a default by any Alterra/Provident Tenant under its respective lease also causes a default under the Alterra/Provident Agreement Regarding Leases in certain circumstances.
BLC’s Sale of the BLC/Provident Properties
       In October 2004, pursuant to a stock purchase agreement, or the BLC/Provident Purchase Agreement, entered into in June 2004 between Fortress Brookdale Acquisition LLC, or FBA, and Provident, FBA sold 100% of the outstanding capital stock of the predecessor to BLC, Brookdale Living Communities, Inc., or Old Brookdale, to Provident for an aggregate purchase price of approximately $742.4 million (including $7.4 million of transaction expenses), or the BLC/Provident Sale. Old Brookdale indirectly owned 21 senior living facilities, or the BLC/Provident Properties, together with certain related personal property. Prior to the closing of the BLC/Provident Sale in October 2004, all of the other real and personal property owned by Old Brookdale, all of the liabilities and obligations of Old Brookdale other than the mortgage debt Provident assumed, and certain liabilities relating to the BLC/Provident Properties that are not required to be reflected or reserved on a balance sheet in accordance with GAAP, the BLC/Provident Excluded Assets and BLC/Provident Excluded Liabilities were transferred to or assumed by BLC Senior Holdings Inc., which was subsequently renamed Brookdale Living Communities, Inc. (which we refer to as New Brookdale or BLC), or one of its wholly-owned subsidiaries.
       New Brookdale agreed to indemnify Provident for any losses Provident may incur as a result of or in connection with (a) any inaccuracy or breach of any representation or warranty made by Fortress Brookdale Acquisition LLC or New Brookdale in the BLC/Provident Purchase Agreement, (b) any breach or failure by FBA or New Brookdale to perform its obligations under the BLC/Provident Purchase Agreement, (c) any BLC/Provident Excluded Assets and BLC/Provident Excluded Liabilities, (d) certain environmental claims relating to the BLC/Provident Properties, (e) any third party claims arising out of actions, omissions, events or facts occurring on or prior to the closing of Provident’s purchase of the BLC/Provident Properties relating to the assets, properties and business of Old Brookdale, and (f) certain fees and expenses of FBA’s, New Brookdale’s and Old Brookdale’s advisers. New Brookdale is not required to indemnify Provident for any loss which does not exceed $100,000 and has no obligation to indemnify Provident with respect to certain losses until such losses exceed $2.0 million, and in no event will New Brookdale be required to indemnify Provident for losses in excess of $75.0 million that arise from those matters set forth in clauses (a), (d) and (e) above; provided that such cap shall not apply to any third-party claim relating to or arising out of the senior living business conducted by FBA, the Indemnitor and their respective affiliates (prior to the closing date), by Old Brookdale and its subsidiaries. In addition, New Brookdale is not required to indemnify Provident for breaches of representations and warranties of which Provident’s officers obtained actual knowledge prior to the execution of the BLC/Provident Purchase Agreement. New Brookdale is also not required to indemnify Provident for breaches of representations and warranties of which Provident’s officers obtained actual knowledge prior to the closing of the BLC/Provident Sale, unless on or before such date Provident notified them of such matters and New Brookdale and FBA agreed prior to such date that Provident was not obligated to close the transactions contemplated by the BLC/Provident Purchase Agreement. Moreover, New Brookdale has generally agreed to indemnify Provident against any tax liability with respect to periods ending on or before, and transactions occurring before, the BLC/Provident Sale. Provident has agreed to release FBA and its affiliates (other than New Brookdale and its subsidiaries) from any claims or losses arising out of the transactions contemplated by the BLC/Provident Purchase Agreement.
       Provident agreed to indemnify FBA and New Brookdale against any losses that either may incur as a result of (a) any inaccuracy or breach of any representation or warranty made by Provident, (b) any breach by Provident to perform its obligations under the BLC/Provident Purchase Agreement and (c) certain third party claims as a result of any inspections of the BLC/Provident Properties performed by Provident. Provident is not required to indemnify FBA and New Brookdale for any loss which does not exceed $75,000 and Provident has no obligation to indemnify with respect to certain losses until such losses exceed $2.0 million, and in no event will Provident be required to indemnify for losses in excess of $75.0 million which arise from those matters set forth in clauses (a) and (c) above. Moreover, Provident has generally agreed to indemnify New Brookdale against any tax liability (other than tax liability required to be borne or paid by the BLC/Provident Tenants (as defined below) pursuant to the BLC/Provident Property Leases) with respect to periods beginning, and transactions occurring, after the closing of the BLC/Provident Sale.
       All of the expenses incurred in connection with the consummation of the BLC/Provident Sale, including certain of Provident’s expenses, were payable by FBA. However, upon New Brookdale’s request and pursuant to the terms of the BLC/Provident Purchase Agreement, Provident funded these transaction expenses in the aggregate amount of $7.4 million, which were contemplated as part of the purchase price and lease basis upon which base rent is calculated.
BLC’s Master Lease Arrangements With Provident
       Each BLC/Provident Property is owned by a separate subsidiary of Provident and leased to a subsidiary of BLC, each a BLC/Provident Tenant. Each BLC/Provident Tenant entered into a management agreement with another subsidiary of BLC relating to the management and operation of each of the BLC/Provident Properties, or the BLC/Provident Management Agreements.
       Concurrently with the consummation of the BLC/Provident Sale, subsidiaries and/or affiliates of BLC entered into master lease arrangements with Provident, which include (a) property lease agreements for each of the BLC/Provident Properties, each a BLC/Provident Property Lease, (b) an agreement regarding leases, or the BLC/Provident Agreement Regarding Leases, entered into between the parent company of the BLC/Provident Tenants, or BLC Holdings, and the parent company of each of the owners of the BLC/Provident Properties, or PSLT-BLC Holdings, (c) a lease guaranty by BLC Holdings with respect to each BLC/Provident Property Lease, and (d) a guaranty of the BLC/Provident Agreement Regarding Leases by BLC.
       Each BLC/Provident Property Lease is for an initial term of 15 years ending December 31, 2019, with two ten-year renewal options at BLC’s election, provided that, among other things, (i) no event of default exists under any BLC/Provident Property Lease or under the BLC/Provident Agreement Regarding Leases and (ii) no management termination event (as defined in the BLC/ Provident Agreement Regarding Leases) has occurred on the date that BLC Holdings exercises the renewal option or on the commencement date of the renewal period. Pursuant to the BLC/Provident Agreement Regarding Leases, the renewal option may be exercised only with respect to all of the BLC/Provident Properties.
       Under the terms of the BLC/Provident Property Leases, the BLC/Provident Tenants are obligated to pay base rent in an amount equal to the BLC/Provident Lease Rate (as defined below) multiplied by the sum of the purchase price (including certain transaction costs incurred in connection with the BLC/Provident Sale which, at BLC’s election, Provident actually paid (including financing costs and debt assumption fees) in the amount of $7.4 million) plus any subsequent amounts Provident funds in connection with capital improvements as described in each

BLC/Provident Property Lease and the BLC/Provident Agreement Regarding Leases, such sum, the BLC/Provident Lease Basis.
       The initial lease rate for the first year of each BLC/Provident Property Lease is 8.1%, or the BLC/Provident Lease Rate. Commencing on January 1, 2006, and annually thereafter, the BLC/Provident Lease Rate will be increased, as the same may be escalated, the BLC/Provident Annual Increase, by an amount equal to the lesser of (i) four times the percentage increase in the Consumer Price Index during the immediately preceding year or (ii) 3%. During the first year of each renewal term of the BLC/Provident Property Leases, (a) the BLC/Provident Lease Rate will be adjusted to equal the greater of (i) the then current fair market BLC/Provident Lease Rate (as determined by mutual agreement, or if no such agreement is reached, by an acceptable appraisal method) or (ii) the prior year’s BLC/Provident Lease Rate times the BLC/Provident Annual Increase, and (b) the BLC/Provident Lease Basis will be adjusted to equal the greater of (i) the then current fair market value of the BLC/Provident Properties (as determined by mutual agreement, or if no such agreement is reached, by an acceptable appraisal method) or (ii) the BLC/Provident Lease Basis for the immediately preceding calendar month (as such amounts in (i) and (ii) above are increased by amounts Provident funds in connection with capital improvements, as described in each BLC/ Provident Property Lease and the BLC/ Provident Agreement Regarding Leases).
       In addition, base rent will be increased or decreased by a “floating adjustment” tied to fluctuations in Provident’s floating rate-based mortgage indebtedness. The floating adjustment is an amount computed monthly equal to the increase or decrease in the applicable index (LIBOR, Prime or BMA) from a base value multiplied by the aggregate outstanding principal amount of all floating rate mortgages encumbering the BLC/Provident Properties (i.e., the dollar amount of the BLC/Provident Floating Rate Debt (as defined below) assumed by Provident at the inception of the BLC/Provident Property Leases, plus any additional amounts related to any refinancing advanced by Provident to the BLC/Provident Tenants pursuant to the terms of the BLC/Provident Property Leases and the BLC/Provident Agreement Regarding Leases) other than from refinancings under which BLC Holdings has not elected to receive any proceeds, or the BLC/Provident Floating Rate Debt. Rent under the BLC/Provident Property Leases will continue to be escalated in accordance with the BLC/Provident Annual Increase and the floating adjustment during each renewal term; provided, however, that with respect to any floating rate mortgages, the floating adjustment will apply only through the maturity date of any underlying BLC/Provident Floating Rate Debt encumbering the BLC/Provident Property at the commencement date of the respective BLC/Provident Property Lease and with respect to any refinancings that BLC either requests or under which BLC requests net proceeds (as described below). Rent under the BLC/Provident Property Leases is to be paid in arrears on a monthly basis.
       The BLC/Provident Property Leases include representations, warranties and covenants customary for sale-leaseback transactions. Lease payments are absolute triple-net, with the BLC/Provident Tenants responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the BLC/Provident Properties. In addition, the BLC/Provident Tenants are required to comply with the terms of the mortgage financing documents encumbering the BLC/Provident Properties, if and to the extent that, among other things, the terms of such mortgage financings are commercially reasonable and consistent with other mortgage financings of comparable properties in the then-current market.
       Provident may, in its sole discretion, upon the request of the BLC/Provident Tenant, fund additional necessary capital improvements to the properties. If Provident funds any such amounts, the BLC/Provident Lease Basis shall be increased on a dollar for dollar basis for the amounts Provident funds. In addition, if Provident, the BLC/Provident Tenant and the manager mutually determine that there is an extraordinary capital expenditure requirement at one or more of the BLC/Provident Properties, or if Provident and any BLC/Provident Tenant mutually agree that a capital improvement at one or more of the BLC/Provident Properties is necessary for the applicable BLC/Provident Property to be in compliance with legal requirements, Provident has agreed to fund up to $5.0 million in the aggregate over the term of the BLC/Provident Property Leases with respect to all of the BLC/Provident Properties and the amount that Provident funds will be added to the BLC/Provident Lease Basis. The BLC/Provident Tenants have covenanted to keep the BLC/Provident Properties in good condition and repair.
       The BLC/Provident Property Leases also require the BLC/Provident Tenants to spend, in the aggregate among the BLC/Provident Properties, at least $450 per unit per year, or the BLC/Provident Capital Improvement Amount, which amount will be increased annually by the percentage increase in the Consumer Price Index. Provident has the right to require reserved funding of the BLC/Provident Capital Improvement Amount upon its request or as required by a mortgage lender. Provident and the BLC/Provident Tenants have also agreed to review periodically BLC/Provident Capital Improvement Amount to adjust as necessary to properly maintain the properties in accordance with the requirements of the BLC/Provident Property Leases.
       If PSLT-BLC Holdings or any of the lessors under the BLC/Provident Property Leases desire to enter into a new mortgage financing or a refinancing of an existing mortgage or otherwise obtain additional mortgage debt encumbering any of the BLC/Provident Properties through December 31, 2010, provided there is no event of default, Provident will deliver notice thereof to BLC Holdings together with a copy of a bona fide term sheet setting forth the proposed terms of such mortgage financing. BLC Holdings may elect to have the applicable BLC/Provident Tenant obtain the net proceeds of any such financing or may request that Provident obtain a financing that will provide additional net proceeds for the applicable BLC/Provident Tenant. In addition, BLC Holdings has the right, through December 31, 2010, to request two times per calendar year that Provident attempt to obtain a new mortgage or a refinancing of an existing mortgage with respect to the BLC/Provident Properties. Provident has agreed that it will use commercially reasonable efforts to obtain any such financing but will be obligated only to seek such new financing from the holder of the mortgage financing then in place with respect to the applicable BLC/Provident Property.
       Net financing or refinancing proceeds advanced by Provident to the BLC/Provident Tenants as described in the immediately preceding paragraph, each a BLC/Provident Tenant Refinance Advance, will be added to the BLC/Provident Lease Basis under the applicable BLC/Provident Property Lease. All fees, penalties, premiums or other costs related to any BLC/Provident Tenant Refinance Advance will also be included in the BLC/Provident Lease Basis, except that if the applicable BLC/Provident Tenant obtains net proceeds of any financing Provident initiates, then only such portion of the fees, penalties, premiums or other costs related to any such BLC/Provident Tenant Refinance Advance, as it relates to the proceeds disbursed to the applicable BLC/Provident Tenant, will be included in the BLC/Provident Lease Basis. In addition, if the monthly debt service relating to a BLC/Provident Tenant Refinance Advance exceeds the amount of rent that will be payable relating to the increase in the BLC/Provident Lease Basis as a result of such BLC/Provident Tenant Refinance Advance, then the applicable BLC/Provident Tenant is required to pay the excess, and under certain circumstances the applicable BLC/Provident Tenant will also be required to pay additional amounts relating to increases in debt service and other costs with respect to the remaining portion of the balance of the refinancing, or the Additional Debt Service Costs.
       Under the BLC/Provident Agreement Regarding Leases, Provident agreed that, through December 31, 2010, PSLT-BLC Holdings will not (i) pledge or otherwise encumber its interest in any of the lessors under the BLC/Provident Property Leases, or (ii) permit the lessors under the BLC/Provident Property Leases to pledge or otherwise encumber the BLC/Provident Properties or their interests in the BLC/Provident Property Leases, other than any existing mortgages, new mortgages, refinancings of existing mortgages or other additional mortgage debt encumbering the BLC/Provident Properties. In addition, Provident agreed that it will not, and that PSLT-BLC Holdings and the lessors under the BLC/Provident Property Leases will not, enter into any agreement which contains covenants or other agreements expressly restricting the ability of any lessor under the BLC/Provident Property Leases to enter into a financing which has been requested by BLC Holdings, as described above, or expressly limiting the amount that may be borrowed thereunder, except for any existing mortgages, new mortgages, refinancings of existing mortgages or other additional mortgage debt that may encumber the BLC/Provident Properties from time to time.
       Pursuant to the BLC/Provident Agreement Regarding Leases, FBA deposited $20.0 million at closing with PSLT-BLC Holdings as security for the performance of the terms, conditions and provisions of the BLC/Provident Agreement Regarding Leases and the BLC/Provident Property Leases. Provided there is no event of default under the BLC/Provident Agreement Regarding Leases, BLC Holdings has the right to request that portions of the security deposit be paid to the BLC/Provident Tenants’ to reimburse them for the expenditure requirement under each of the BLC/Provident Property Leases with respect to capital improvements of $450 per unit per year (in the aggregate) among the BLC/Provident Properties, up to a maximum amount of $600 per unit per year. If the BLC/Provident Properties achieve and maintain a lease coverage ratio of at least 1.10 to 1.00 for a consecutive twelve month period, then $10.0 million of the security deposit will be returned to BLC Holdings. If the BLC/Provident Properties achieve and maintain a lease coverage ratio of at least 1.15 to 1.00 for a consecutive twelve month period, then $15.0 million of the security deposit will be returned to BLC Holdings. Any balance of the security deposit will be returned to BLC Holdings if the BLC/Provident Properties achieve and maintain a lease coverage ratio of at least 1.20 to 1.00 for twelve consecutive months. For the foregoing purposes, the lease coverage ratio will be computed by taking the net operating income for all of the BLC/Provident Properties (subject to certain adjustments, including reductions for management fees and capital expenditure requirements), and dividing it by base rent payable and Additional Debt Service Costs in the aggregate under all of the BLC/Provident Property Leases.
       The BLC/Provident Agreement Regarding Leases also provides that PSLT-BLC Holdings may terminate the BLC/Provident Management Agreements upon the occurrence of certain events, including if any BLC/Provident Tenant fails to make a rental payment and the failure goes uncured for more than 30 days, if an event of default has occurred and remains uncured under any of the BLC/Provident Property Leases or under the BLC/Provident Agreement Regarding Leases, or if the Brookdale manager becomes bankrupt or insolvent, has bankruptcy proceedings filed against it or voluntarily files for bankruptcy. In addition, PSLT-BLC Holdings may terminate the BLC/Provident Management Agreements if the BLC/Provident Properties fail to maintain on a quarterly basis a lease coverage ratio (subject to certain adjustments) of at least 1.05 to 1.00 from January 1, 2009 through December 31, 2011; 1.10 to 1.00 from January 1, 2012 through December 31, 2016; and 1.15 to 1.00 from January 1, 2017 through December 31, 2019 and during each renewal term. BLC Holdings or the Brookdale manager has the right to cure a failure to maintain the required lease coverage ratio by posting cash or a letter of credit in an amount sufficient to increase on a dollar-for-dollar basis the net operating income reflected in the numerator of the lease coverage ratio calculation to the extent necessary to be within compliance. This cure option is available through December 31, 2014 and may only be exercised two times thereafter through December 31, 2019. If PSLT-BLC Holdings terminates the BLC/Provident Management Agreement and replaces the Brookdale manager with a manager other than an affiliate of Brookdale, the BLC/Provident Tenant has the right to terminate the BLC/Provident Property Leases as to which the BLC/Provident Management Agreements have been terminated. If PSLT-BLC Holdings terminates one or more of the BLC/Provident Management Agreements but the BLC/Provident Tenants for such applicable BLC/Provident Properties do not terminate the applicable BLC/Provident Property Leases, the BLC/Provident Tenants will enter into new management agreements with a replacement manager designated by PSLT-BLC Holdings and will be required to pay any replacement manager the management fee pursuant to the replacement management agreements, provided that the BLC/Provident Tenants will be entitled to a credit against base rent for any payments (excluding out-of-pocket reimbursements) payable to such replacement manager in excess of an amount equal to five percent of gross revenues.
       Each BLC/Provident Property Lease is unconditionally guaranteed by BLC Holdings and BLC Holdings’ obligations under the BLC/Provident Agreement Regarding Leases are unconditionally guaranteed by BLC. Under the BLC/Provident Agreement Regarding Leases, it is a default if the net worth of BLC declines to less than $75.0 million; provided that Brookdale may cure any such default by depositing cash collateral in the amount of (i) one month’s rent under all of the BLC/Provident Property Leases, if BLC’s net worth is between $50.0 million and $75.0 million; (ii) three months’ rent, if BLC’s net worth is between $25.0 million and $50.0 million; and (iii) six months’ rent, if BLC’s net worth is $25.0 million or less. For purposes of the foregoing net worth test, BLC’s “net worth” means the sum of BLC’s net worth, determined in accordance with GAAP, plus the “deferred gain” that results from the transactions contemplated by the BLC/Provident Stock Purchase Agreement, which, for the purposes of the BLC/Provident Agreement Regarding Leases is deemed not to exceed $110.0 million. Under the BLC/Provident Property Leases, the BLC/Provident Tenants agreed to indemnify Provident from all liabilities related to the occupancy and operation of the BLC/Provident Properties prior to and during the term of the BLC/Provident Property Leases, with such indemnification continuing following any termination of the BLC/Provident Property Leases for any claims made with respect to incidents occurring prior to the end of the lease term.
       In connection with any new mortgage financing, the applicable BLC/Provident Tenant will subordinate its rights to those of such new mortgage lender, provided such mortgage lender enters into a subordination, non-disturbance and attornment agreement and agrees not to disturb such BLC/Provident Tenant’s right to possession.
       BLC has a right of first refusal if certain conditions set forth in that certain letter agreement dated March 28, 2005 are met. If, during the initial term, Provident receives a bona fide offer to purchase any of the properties leased to BLC that Provident seeks to accept, Provident will notify BLC of the offer and BLC has five days from receipt of the notice of proposed sale to notify Provident of its election to purchase all but not less than all of the property or properties that are the subject of said notice (or ownership interests in the applicable BLC/Provident Landlords) at the price reflected in the bona fide offer, or the BLC/Provident Purchase Notice. BLC is also required to pay Provident a non-refundable deposit of 2% of the purchase price within three business days of the BLC/Provident Purchase Notice and to close on the purchase of the properties within 60 days following the BLC/Provident Purchase Notice. In the event BLC does not give notice that it wishes to acquire the properties in question, or pay the deposit or close on the properties within these time frames, the right of first refusal is deemed waived with regard to the proposed sale. Further, if BLC gives the BLC/Provident Purchase Notice and pays the deposit, but then fails to close (except under limited circumstances out of BLC’s control), the entire right of first refusal automatically becomes null and void as to all of the properties leased to BLC. Notwithstanding the receipt of a BLC/Provident Purchase Notice, at any time prior to the closing of the sale of the properties to BLC under the right of first refusal, Provident may nevertheless proceed to sell the properties that were the subject of the bona fide offer to any third party so long as Provident pays BLC an amount equal to two times the amount of the deposit upon the closing of such sale (which amount includes a refunding of the deposit).
       Each of the BLC/Provident Property Leases prohibits the assignment of any BLC/Provident Property Lease by the applicable BLC/Provident Tenant. The BLC/Provident Agreement Regarding Leases also prohibits certain other “changes of control” of BLC entities, which includes (i) the acquisition or attainment by any means by any person, or two or more persons acting in concert, of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) or control of 50% or more, or rights, options or warrants to acquire 50% or more, of the voting stock or membership interests in BLC, BLC Holdings or in any of the BLC/Provident Tenants, or (ii) the merger or consolidation of BLC, BLC Holdings, any of the BLC/Provident Tenants or any Person that directly or indirectly owns more than 50% of the membership interests in BLC, BLC Holdings or any of the BLC/Provident Tenants with or into any other Person, or (iii) any one or more sales or conveyances to any Person of all or substantially all of the assets of BLC, BLC Holdings or any of the BLC/Provident Tenants. However, any sale by BLC of all or substantially all of its assets or any sale of more than 50% of BLC’s outstanding stock by its stockholders, or the sale of more than 50% of the membership interests in FBA, does not require Provident’s consent if (i) BLC Holdings provides evidence reasonably satisfactory to PSLT-BLC Holdings that the industry experience of the guarantor under the terms of such transaction in owning, operating and managing senior living properties similar to BLC’s properties is at least comparable to or better than that of BLC and (ii) the guarantor under the terms of such transaction has a net worth at least equal to $75.0 million both of which conditions were met in connection with the formation transactions described in “Business — History.” In addition, Provident’s consent is not required in connection with (a) any initial public offering or other equity-raising transaction of BLC or (b) any direct or indirect transfer of less than 50% of the ownership interest in BLC or FBA, if, in the case of a transfer contemplated by clause (b), the current stockholders or members of BLC or FBA, as the case may be, continue to control BLC or FBA, as the case may be, following such transfer.
       A default by any BLC/Provident Tenant under its BLC/Provident Property Lease causes a default under the BLC/Provident Agreement Regarding Leases in certain circumstances. In addition, in certain circumstances termination of some of the BLC/Provident Property Leases may cause an event of default under facility mortgages.
Capstead Lease Arrangement with BLC
       In December 2001, a wholly owned subsidiary of BLC entered into agreements to purchase seven facilities from affiliates of AIMCO, consisting of 1,477 units/beds, or the Chambrel Portfolio, for which it made earnest money deposits in the aggregate amount of $4.0 million. In connection with the closing, BLC assigned its rights under the purchase and sale agreements to subsidiaries of Capstead, which also assumed the obligations of BLC under the purchase agreements, including, with respect to the existing debt related to each facility. On May 1, 2002, seven BLC subsidiaries, or the Chambrel Property Tenants, entered into separate property lease agreements, or the Chambrel Property Leases, with seven subsidiaries of CMCP Properties, Inc., or Capstead Lessor, to lease the Chambrel Portfolio. Simultaneously with the entering into of the Chambrel Property Leases, BLC Properties I, LLC, the Chambrel Master Tenant, and Brookdale Management Holding, LLC, entered into the Chambrel Master Lease with Capstead Lessor. BLC Properties I, LLC has agreed to guaranty the payment and performance of all of the Chambrel Property Tenants’ obligations under the Chambrel Property Leases and BLC has agreed to indemnify Capstead Lessor, CMCP Properties, Inc. and Capstead Mortgage Corporation for certain bad acts by the Chambrel Property Tenants and the Chambrel Master Tenant and certain subsidiaries of Brookdale Management Holding, LLC.
       The Chambrel Master Lease is for an initial term of 20 years and expires on April 30, 2022. The Chambrel Master Tenant has the right to renew all but not less than all of the Chambrel Property Leases for two ten-year renewal terms. The Chambrel Master Lease terms are co-terminus with the terms of the Chambrel Property Leases.
       The Chambrel Property Leases include representations, warranties and covenants customary for sale-leaseback transactions. Under the Chambrel Master Lease, Chambrel Master Tenant is obligated to pay to Capstead Lessor monthly rent in the amount of 1.25% of the amount of capital investment Capstead made with respect to its acquisition of the Chambrel Portfolio (including all transaction costs incurred by Capstead in connection with the acquisition), which was approximately $31.5 million at the time of the acquisition, which amount has subsequently been reduced to reflect the sale of the Chambrel property located in Akron, Ohio. The rent under the Chambrel Master Lease is adjusted on May 1 of each lease year by multiplying the rent due for the immediately preceding lease year by the increase in the consumer price index (excluding energy and food prices), provided that such increase shall not exceed 3%. The current amount of rent payable under the Chambrel Property Leases (with the exception of the Chambrel at Island Lake facility, which is fixed-rate debt), fluctuates monthly because the lease payment is based on the underlying debt, which is a pass-through, and fluctuates with changes in interest rates. For the year ended

December 31, 2004 and the three and nine months ended September 30, 2005, the lease payment was $10.3 million, $2.9 million and $8.5 million, respectively.
       If at any time the Chambrel Portfolio fails to maintain a lease coverage ratio, which is defined as the quotient of (i) the total revenues, less operating expenses to (ii) the current rent payment, of at least 1.10 on an aggregate basis, such failure shall constitute an event of default under the Chambrel Master Lease.
       Under the Chambrel Property Leases, each Chambrel Property Tenant is obligated to pay rent equal to all payments of debt service (defined as the aggregate monthly interest and principal due and payable under any facility mortgage or bond documents, including any principal reserve payments) and debt costs and reserves (defined as all payments, charges and costs payable to the facility mortgagee other than debt service, including, without limitation, late charges, default interest, any reserves, impounds or escrows required for impositions, insurance premiums or reserves for capital expenditures required under the facility mortgage) as they relate to the outstanding debt encumbering the Chambrel Portfolio directly to the relevant lender.
       Upon the final maturity of any financing currently encumbering any Chambrel property resulting in a balloon payment of principal, Capstead shall be obligated to pay the amount necessary to retire such indebtedness, and such balloon payment shall not be included in the debt service calculation.
       The Chambrel Property Leases are “absolute net” leases, such that the Chambrel Property Tenants are obligated to pay all costs and expenses incurred with respect to, and associated with, the Chambrel Portfolio, including, without limitation, all impositions, utility charges, insurance costs, maintenance costs and repair and restoration expenses.
       At any time after the fifth lease year, Chambrel Master Tenant has the option to purchase all, but not less than all, of the Chambrel Portfolio or the ownership interest of Capstead, subject to the rights of any Chambrel property mortgagee to consent to such a purchase, at a price equal to the greater of (i) the fair market value of the Chambrel Portfolio, and (ii) Capstead’s equity in the Chambrel Portfolio, plus the original principal balance of all financings encumbering the Chambrel Portfolio on the date of entering into the Chambrel Master Lease.
       Chambrel Master Tenant shall not, without the prior written consent of Capstead Lessor, sell, assign or otherwise transfer its ownership interest in the Chambrel Property Tenants or any interest Chambrel Master Tenant has under the Chambrel Master Lease. It shall constitute an event of default if (i) a change of control which is defined as the acquisition by any person, or two or more persons acting in concert, of beneficial ownership of 50% or more, or rights, options or warrants to acquire 50% or more, of the outstanding shares of voting stock of Chambrel Master Tenant or any of the Chambrel Property Tenants (other than the parent of Chambrel Master Tenant or any of its affiliates in a transaction which shall not result in any release of liability or obligation under the Chambrel Master Lease) or the merger or consolidation of Chambrel Master Tenant or any Chambrel Property Tenant with or into any other person or any one or more sales or conveyances to any person of all or substantially all of the assets of Chambrel Master Tenant or the Chambrel Property Tenants (other than the parent of Chambrel Master Tenant or any of its affiliates in a transaction which shall not result in any release of liability or obligation under the Chambrel Master Lease) occurs with respect to Chambrel Master Tenant or if the ownership interest of Chambrel Master Tenant in the Chambrel Property Tenants is voluntarily or involuntarily transferred, assigned, conveyed, levied upon or attached; and (ii) any person (other then the person who, as of the entry into the Chambrel Master Lease, directly or indirectly has an ownership interest in Chambrel Master Tenant) acquired more than 9.8% of the outstanding ownership interest in Chambrel Master Tenant, which in Capstead Lessor’s sole discretion, would adversely affect the status of Capstead Lessor or its parent as a real estate investment trust under the tax code.
       Failure of any Chambrel Property Tenant to pay for money borrowed or for the deferred purchase price of material property or services or any guaranty relating thereto that in the aggregate exceeds $250,000 and which becomes due prior to maturity as a result of such Chambrel Property Tenant’s failure shall also trigger a default under the applicable Chambrel Property Lease. Also, a continuing default under any Chambrel Property Lease is an event of default under the Chambrel Master Lease.
Ventas Lease Arrangement with BLC
       During the first quarter of 2004, the limited partnerships that owned 14 facilities, in which subsidiaries of BLC held general and limited partnership interests, sold those facilities to Ventas for approximately $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, six wholly-owned subsidiaries of BLC, or the Ventas Tenants, entered into and became the tenants under a master lease, or the Ventas Master Lease, with Ventas. The Ventas Master Lease currently covers 13 facilities, or the Ventas Properties, and there are two additional facilities that, because of restrictions contained in their current financings, are leased to Ventas Tenants pursuant to individual leases, or the Other Ventas Leases (together with the Ventas Master Lease, the Ventas Lease), substantially similar to the Ventas Master Lease and which will be added to the Ventas Master Lease when their current financing expires. BLC has guaranteed the Ventas Master Lease for the full and prompt payment and performance of all of Ventas Tenants’ obligations under the Ventas Master Lease. The guaranty requires that BLC maintain a net worth (as defined) of not less than $100.0 million. For purposes of the foregoing net worth test, BLC’s “net worth” means the sum of BLC’s net worth, determined in accordance with generally accepted accounting principles, or GAAP, plus the “deferred gain” that results from the BLC/ Provident Stock Purchase Agreement.
       The Ventas Master Lease’s initial term is for 15 years and expires on January 31, 2019. The Ventas Tenants have two ten-year renewal options under the Ventas Master Lease.
       The Ventas Tenants and BLC have posted a security deposit with Ventas in the amount of six months’ of lease payments, or $7.4 million (all in the form of letters of credit).
       Under the terms of the Ventas Master Lease, the Ventas Tenants currently are obligated to pay per annum rent of $14.6 million, which amount is net of a $0.2 million rent credit for one property, or the Ventas Base Rent, in equal monthly installments during the first year of the lease. The Ventas Base Rent increases annually by the greater of (i) 2.0% and (ii) 75% of the increase in the consumer price index.
       Under the Ventas Master Lease, Ventas Tenants are required to maintain, as of the end of each fiscal quarter, a portfolio coverage ratio of not less than 1.10:1.00. Failure to do so shall not be an event of default if (i) the portfolio coverage ratio is greater than or equal to 1.00:1.00 subject to certain adjustments, including reductions for management fees, insurance costs and capital expenditure requirements, and (ii) within 15 days following the date on which Ventas Tenants were required to deliver its computation of the portfolio coverage ratio for such fiscal quarter, Ventas Tenants deposit with Ventas an additional security deposit equal to an amount that, had such amount been added to the cash flow for such 12 month period, the portfolio coverage ratio for such period would have been equal to 1.10:1.00. Notwithstanding the forgoing, Ventas Tenants shall have the ability to cure a breach of the portfolio coverage ratio in such a manner no more than five times during the term of the lease.
       No Ventas Tenant shall amend or otherwise change, by consent, acquiescence or otherwise, the number of units at any facility (in excess of 2% of the number of such units at any such facility as of the lease commencement date) or the type and/or licensed capacity at such facility (by more than 2% of the type and/or licensed capacity at any such facility as of the lease commencement date).
       The Ventas Tenants were required to expend $350 per unit in the first year of the Ventas Master Lease for capital expenditures. Each year thereafter, the required amount of capital expenditures is increased by the greater of (x) 1.5% and (y) 75% of the actual increase in the consumer price index. If the Ventas Tenants fail to make such required capital expenditures, then

Ventas has the right to require the Ventas Tenants to fund a reserve to satisfy Ventas Tenants’ annual capital expenditure requirements equal to 1/12 of the difference between the annual capital expenditure spending requirement and the actual amount budgeted and/or spent by the Ventas Tenants in the applicable year. Ventas Tenants are also required to deposit into escrow one year’s worth of real estate taxes and insurance premiums in monthly installments as a real estate tax reserve and insurance premium reserve, respectively, all of which has been funded.
       Ventas Tenants, BLC, and each of their respective affiliates (excluding, however, Fortress and Capital Z Partners, and affiliates of each (other than BLC and its direct or indirect subsidiaries)) shall not participate in the development or construction of any assisted living facility or senior independent living facility that (i) competes in any way with, directly or indirectly, or is comparable in any way to, any Ventas Properties, and (ii) is located within a 5 mile radius of any Ventas Property.
       The Ventas Tenants have a one time purchase option for all facilities except the Seasons of Glenview facility located in Glenview, Illinois, during the 15th year of the Ventas Master Lease, pursuant to which they may purchase the Ventas Properties at their fair market value adjusted to reflect above or below market financing on the existing financings on the Ventas Properties at the commencement date of the Ventas Master Lease, provided that there is a minimum purchase price equal to Ventas’ purchase price for the Ventas Properties as increased annually by the greater of (i) 1.5% and (ii) 75% of the increase in consumer price index.
       The Ventas Master Lease does not permit (i) a conveyance, sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition of the direct or indirect interests in the Ventas Tenants or BLC such that after such disposition any person, together with its affiliates, owns or controls, directly or indirectly, in the aggregate more than fifty percent of the beneficial ownership interests of the Ventas Tenants or BLC or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the Ventas Tenants or BLC, whether through the ability to exercise voting power, by contract or otherwise, or a Ventas Change of Control; or (ii) BLC from merging or consolidating with any other person or selling all or substantially all or its assets to any other person on or subsequent to the date of the entering into of the Ventas Master Lease, unless (a) immediately following such Ventas Change of Control, BLC has a net worth, as defined above, equal to or greater than $100.0 million; (b) there is no then existing monetary event of default; and (c) such change of control would not otherwise result in a default or “event of default” under, and as defined in, the Ventas Master Lease, the guaranty or the property management contract.
       It shall be an event of default if there is (i) a default under the BLC/Provident Lease and related documents that in the aggregate results in obligations of $2.0 million or more becoming due and payable, (ii) a default or breach by BLC of any other contract or agreement that in the aggregate results in more than $10.0 million becoming due and payable; (iii) with certain exceptions, any material default under any material agreement between the tenants under the Ventas Lease and the Ventas Landlord (and its affiliates); (iv) a default under any credit, guaranty or similar agreement where BLC is a party and maintains recourse obligations or provides credit enhancement support if such default results in acceleration aggregating $25.0 million or more of indebtedness; or (v) with certain exceptions, any material default under the Other Ventas Leases. In addition, with certain exceptions any default pertaining to a single facility constitutes an event of default with respect to all facilities covered by the Ventas Master Lease.
Health Care REIT’s Master Lease Arrangement with Alterra
       In July 2001, individual leases on 38 residences that were previously leased by Alterra from HCR and its affiliates were amended and restated into a single master lease with HCR and its affiliates with respect to 36 of such residences. In subsequent amendments, ten additional properties with a capacity for 424 residents were refinanced out of unaffiliated lender/lessor portfolios and added to the master lease, and one property originally included in the master lease was sold and removed from the master lease. As a result, Alterra currently leases 45 facilities from HCR and its affiliates under the master lease.
       The HCR Master Lease is for an initial term that expires March 19, 2017. Alterra has one fifteen-year renewal option.
       Under the terms of the HCR Master Lease, Alterra is obligated to pay monthly base rent, as the same may be increased from time to time, the HCR Base Rent, based upon the aggregate amount of any funds advanced by HCR to Alterra pursuant to the terms of the HCR Master Lease (approximately $81.7 million as of time of execution of the HCR Master Lease; subject to adjustment as properties are or have been added to or removed from the portfolio) multiplied by 10.72%. HCR Base Rent increases annually to an amount equal to the HCR Base Rent for the prior year plus the lesser of (i) the maximum rent adjustment (which is equal to the prior year’s HCR Base Rent multiplied by 1.025) and (ii) an amount determined by multiplying the prior year’s HCR Base Rent by the increase in the consumer price index. If any annual adjustment based on the increase in the consumer price index is in excess of the maximum rent adjustment, then the excess is applied to previous years in which the increase was less than the maximum rent adjustment. The current rent payable under the HCR Master Lease is approximately $13.5 million. The rent payable under the HCR Master Lease is a net rent payable to HCR, with Alterra responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the HCR Properties.
       Alterra has the option to purchase the HCR Properties upon notice given during the last six months of the initial term or renewal term, with an option price equal to the greater of (i) any funds advanced by HCR to Alterra pursuant to the terms of the HCR Master Lease, including the initial lease advance of approximately $81.7 million, as the same may be adjusted as properties are or have been added to or removed from the portfolio and (ii) the fair market value of the HCR Properties at the time of the exercise of the option.
       Alterra is required to maintain a letter of credit with HCR as a security deposit for the performance of Alterra’s obligations under the HCR Master Lease. The letter of credit currently held by HCR is approximately $1.1 million provided such amount may be increased to reflect any additional amounts advanced to Alterra by HCR. Alterra’s obligation to maintain the letter of credit terminates if the portfolio coverage ratio (the ratio of (i) portfolio cash flow to (ii) the rent payments under the HCR Master Lease and all other debt service and lease payments relating to the HCR Properties) equals or exceeds 1.75:1.00 for four consecutive fiscal quarters. In addition, Alterra has agreed to use its best efforts to deliver to HCR additional letters of credit as security deposits equal to approximately $0.7 million.
       The HCR Master Lease prohibits the assignment of Alterra’s interest in the HCR Master Lease without HCR’s consent. A change in Alterra’s stock ownership is not a prohibited assignment. If Alterra seeks to effect a merger, consolidation, or other structural change without HCR’s consent, then Alterra must have a net worth (calculated in accordance with GAAP) of $50.0 million immediately following such transaction.
       Alterra must maintain a portfolio coverage ratio in excess of 1.00 for 2005 and 1.20 for each year thereafter. Alterra must also maintain available working capital per property in the amount of $100,000. Failure to comply with the aforementioned financial covenants will not constitute an event of default unless such failure negatively affects 5% or more of the total beds at the HCR Properties. If the failure affects less than 5% of total beds at the HCR Properties, then Alterra shall have 90 days after the occurrence of the potential event of default to cure such failure to comply with the financial covenant. If such potential event of default is not cured within the 90 day period, then Alterra is obligated within 12 months thereafter to either (i) provide a substitute property for that portion of the HCR Properties that caused the potential event of default, which substitute property must satisfy all of HCR’s underwriting requirements, or (ii) acquire that portion of the HCR Property which caused the potential event of default at a price equal to the greater of (a) the fair market value of such HCR Property and

(b) the allocated lease amount for the HCR Property plus 10% of the allocated lease amount. A loss of licensure or a bed reduction in excess of 3% at any HCR Property shall also constitute an event of default.
       If Alterra achieves a facility coverage ratio in excess of 1.30:1.00 for eight consecutive quarters by July 2005 for the four residences in Valparaiso, Indiana and Vero Beach, Florida, then HCR has agreed to disburse $250,000 to Alterra as an earnout amount provided that HCR’s investment amount for such residences is less than 90% of their appraised value and provided certain other conditions in the HCR Master Lease are satisfied. Alterra has satisfied this required facility coverage ratio through 2004 and expects to continue to do so.
       An event of default pertaining to a single facility covered by the HCR Master Lease constitutes an event of default with respect to all facilities covered by the HCR Master Lease.
SNH’s Sale-Leaseback Arrangement with Alterra
       On February 28, 2003, pursuant to a purchase and sale agreement, or the SNH Purchase Agreement, two subsidiaries of Alterra, ALS-Venture II, Inc., now inactive, and Wynwood of Chapel Hill, LLC, together the Alterra SNH Sellers, sold 25 assisted living properties, or the SNH Properties, to SNH ALT Leased Properties Trust, or SNH, for an aggregate purchase price of approximately $61.0 million, or the SNH Sale. Simultaneously, AHC Trailside, Inc., a subsidiary of Alterra, or AHC Trailside, entered into and became the tenant under a lease with SNH for the SNH Properties. Pursuant to the SNH Purchase Agreement, the Alterra SNH Sellers have agreed to indemnify SNH against all obligations, claims, losses, damages, liabilities and expenses arising out of (i) events, contractual obligations, acts or omissions of the Alterra SNH Sellers occurring in connection with the ownership or operation of any of the SNH Properties prior to closing of the SNH Sale or (ii) any damage to property of others or injury to or death of any person or any claims or any debts or obligations occurring on or about or in connection with any of the SNH Properties at any time prior to such closing. Subject to the terms of the SNH Lease, SNH has agreed to indemnify the Alterra SNH Sellers against all obligations, claims, losses, damages, liabilities and expenses arising out of (i) events, contractual obligations, acts or omissions of SNH that occur in connection with ownership or operation of any of the SNH Properties on or after closing of the SNH Sale, or (ii) any damage to property of others or injury to or death of any person or any claims or any debts or obligations occurring on or about any of the SNH Properties at any time after such closing.
       Alterra has guaranteed the payment and performance of AHC Trailside’s obligations under the SNH Lease and the obligations of the Alterra SNH Sellers under the SNH Purchase Agreement. The obligations of AHC Trailside under the SNH Lease, the obligations of the Alterra SNH Sellers under the SNH Purchase Agreement and the obligations of Alterra under its guaranty are secured by Alterra’s pledge of 100% of the capital stock of AHC Trailside, security liens on all of AHC Trailside’s personal assets and security liens on all of Alterra’s personal assets arising from or used in connection with the SNH Properties.
       The SNH Lease’s initial term, or the SNH Initial Term, expires on December 31, 2017. AHC Trailside has two fifteen-year renewal options, each, an SNH Renewal Term.
       Under the terms of the SNH Lease, AHC Trailside must pay, on a monthly basis, base rent, as the same may be increased from time to time, the SNH Base Rent, in an amount equal to approximately $0.6 million. If SNH is required to pay for any repairs, maintenance, renovations, or replacements at the SNH Properties, the SNH Base Rent increases yearly by an amount equal to (i) the greater of (a) 10% and (b) the per annum rate for 15 year U.S. treasury obligations plus 500 basis points not to exceed 11.5% times (ii) the amount so disbursed for such items. AHC Trailside must also pay additional rent with respect to each lease year, in an amount equal to 10% of the net resident revenues for each property in excess of the net resident revenue for 2003. Notwithstanding the above, in no event shall the aggregate amount of SNH Base Rent and additional rent payable in any calendar year exceed an amount equal to approximately $7.2 million in 2004, as subsequently increased by 3% per year. The current amount of SNH Base Rent and additional rent payable is approximately $7.3 million per annum, as may be adjusted simultaneously with an adjustment to SNH Base Rent pursuant to the SNH Lease or any decrease in the additional rent as a result of the reduction in the number of units available at the SNH Properties.
       The SNH Lease includes representations, warranties and covenants customary for sale-leaseback transactions. The rent paid by AHC Trailside is absolutely net to SNH, so that the payments yield to SNH the full amount of the installments or amounts of rent throughout the term. AHC Trailside has covenanted to keep the leased property and all private roadways, sidewalks, and curbs appurtenant thereto in good order and repair, reasonable wear and tear excepted.
       AHC Trailside has covenanted to maintain a positive tangible net worth (which is defined as the excess of total assets over total liabilities, excluding from the determination of assets any items that are treated as intangibles in conformity with GAAP) at all times. AHC Trailside is also prohibited from creating, incurring, assuming or guaranteeing, or permitting to exist, or becoming or remaining liable upon any additional indebtedness (with typical exceptions for items incurred in the ordinary course of operating the SNH Properties). AHC Trailside may not engage in any trade or business other than the leasing and operating of the SNH Properties.
       It is an event of default if there is any direct or indirect change in control of AHC Trailside or Alterra without consent. A change of control includes (i) the acquisition by any person, or group of persons acting in concert, of record ownership of, or the right to vote, or the power to direct the vote of, in excess of 50% of the voting power of the outstanding shares of voting stock of AHC Trailside or Alterra, (ii) the merger or consolidation of AHC Trailside or Alterra with or into any other person, (iii) any one or more sales or conveyances to any person of all or substantially all of its assets or business of AHC Trailside or Alterra, and (iv) a change in majority of AHC Trailside’s or Alterra’s board of directors (excluding changes where a new director is elected or approved by a majority of the board in office on the effective date of Alterra’ Plan of Reorganization or previously so elected or approved); provided, however, that no change of control shall be deemed to have occurred as a result or arising out of any acquisition referred to in clause (i) immediately above with respect to the voting power of the outstanding shares of voting stock of any parent of AHC Trailside so long as such parent is a guarantor and at the time of such acquisition and immediately thereafter such parent has a consolidated tangible net worth at least equal to $50.0 million. Following the purchase of FIT REN by Alterra, as described in “Business — History,” Alterra had a net worth in excess of $50.0 million and remained a guarantor of the SNH Lease.
       A default pertaining to one facility under the SNH Lease causes a default with respect to all facilities covered by the SNH Lease. In addition, the following constitute an event of default under the SNH Lease: (i) if any obligation of AHC Trailside in respect of any indebtedness for money borrowed or material property or services, or any guaranty related thereto becomes due prior to maturity; and (ii) a material default by AHC Trailside, Alterra or any of their affiliates under the other documents relating to the SNH Portfolio (e.g., the purchase agreement, stock pledge agreement, guaranty, etc.).
LTC’s Master Lease Arrangement with Alterra
       Effective January 1, 2003, individual leases on 35 of the residences that were previously leased by Alterra from LTC Properties, Inc., or LTC, and its affiliates were either terminated or amended and restated, and Alterra entered into four separate leases or the LTC Master Leases, which we are now parties to or have guaranteed, with LTC and its affiliates with respect to such residences. The term of the LTC Master Leases expires on December 31, 2020, or the LTC Initial Term. We have two ten-year renewal options, each a LTC Extended Term, under the LTC Master Leases. LTC, at its option upon meeting certain conditions precedent, may cause Alterra and the Company to consolidate the LTC Master Leases into a single master lease on substantially the same terms and conditions as the LTC Master Leases.

       Aggregate current LTC Initial Term Minimum Rent is $9.3 million per annum. The LTC Initial Term Minimum Rent increases annually to an amount equal to the LTC Initial Term Minimum Rent for the prior lease year plus an amount determined by multiplying the prior year’s LTC Initial Term Minimum Rent by the increase in the consumer price index, subject to a 2% cap. For any year in which the increase is more than 2%, such excess is applied to any prior or future year in which the increase in the consumer price index was less than 2%.
       The minimum rent payable at the commencement of the first LTC Extended Term shall be the greater of (i) the previous year’s minimum rent increased by 2%, and (ii) the minimum rent during the first lease year of the Initial Term multiplied by a fraction, the numerator of which is the consumer price index as of the commencement date of the first LTC Extended Term and the denominator of which is the consumer price index as of the LTC Initial Term commencement date. In no event shall the minimum rent for the first year of the first LTC Extended Term exceed 15% or more of the amount of minimum rent at the end of the LTC Initial Term. The initial minimum rent payable during the second LTC Extended Term shall be the greater of (a) the minimum rent payable during the last 12 months of the previous LTC Extended Term increased by 2%, (b) the fair market rent as determined pursuant to the terms of the LTC Master Leases, and (c) the minimum rent during the first lease year of the first LTC Extended Term multiplied by a fraction, the numerator of which is the consumer price index as of the commencement date of the second LTC Extended Term and the denominator of which is the consumer price index as of the commencement date of the first LTC Extended Term. In no event shall the minimum rent for the first year of the second LTC Extended Term exceed by 15% or more the amount of minimum rent at the end of the first LTC Extended Term. The minimum rent during any LTC Extended Term increases annually in the same manner as during the LTC Initial Term.
       LTC agreed to provide us (provided certain conditions were met) with $2.5 million for capital expenditures over the three year period following December 2003, and up to an additional $2.5 million over the following three year period for expansions of the LTC Properties. If such funds are advanced, LTC Initial Term Minimum Rent will thereafter be increased by an amount equal to 10% of all such funds advanced.
       LTC Master Leases are triple net and we are responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the LTC Properties.
       The LTC Master Leases prohibit any assignment of the lessee’s interest in the lease without LTC’s consent. In addition, the LTC Master Leases prohibit any change of control without LTC’s consent. A change of control includes the following: (i) any change in the person which ultimately exerts effective control over the management of the affairs of the tenant under the LTC leases, or LTC Tenant (which person is deemed to be the Company); (ii) any person or persons is or becomes the beneficial owner, directly or indirectly, of securities of LTC Tenant and/or the Company, whether by operation of law or otherwise, representing thirty percent (30%) or more of the combined voting power of the then outstanding securities of LTC Tenant and/or the Company; (iii) the stockholders of LTC Tenant or the Company approve a merger or consolidation of LTC Tenant or the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of LTC Tenant or the Company (as applicable) which are outstanding immediately prior thereto continuing to represent more than fifty percent (50%) of the combined voting power of the voting securities of LTC Tenant or the Company or such surviving entity immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of LTC Tenant or the Company (or similar transaction) in which no person acquires more than thirty percent (30%) of the combined voting power of the then outstanding securities of LTC Tenant and/or the Company shall not constitute a change of control; or (iv) the stockholders of LTC Tenant or the Company approve a plan of complete liquidation of LTC Tenant or the Company (as applicable) or an agreement for the sale or disposition by LTC Tenant or the Company of all or substantially all of the assets of LTC Tenant or the Company, provided, a change of control shall not constitute an event of default if at all times the Company has an audited consolidated tangible net worth equal to or greater than $150.0 million and has issued or outstanding securities which are publicly traded on the New York Stock Exchange, American Stock Exchange or NASDAQ. In addition, upon the payment of certain waiver fees, the Company having a net worth of between $50.0 million and $150.0 million shall not constitute an event of default under the LTC Master Lease.
       We are obligated to comply with terms of all mortgages and have the right (but not obligation) to cure LTC’s defaults to a mortgagee on behalf of LTC and to offset rental payments to LTC by amounts expended.
       Under two of the LTC Master Leases containing 25 of the facilities, if LTC Tenant (or any of its affiliates) commits an event of default under any other lease or sublease entered into between LTC (or any of its affiliates) and the LTC Tenant (or any of its affiliates), such event of default will be a default under each respective LTC Master Lease. The other two LTC Leases are not cross-defaulted against each other but are cross-defaulted against the two LTC Master Leases containing the 25 facilities. In addition, a default pertaining to one facility covered by an LTC Master Lease is a default with respect to all facilities covered by such LTC Master Lease.
NHP’s Master Lease Arrangement with Alterra
       In April 2002, Alterra entered into a single master lease, or the NHP Master Lease, with NHP and its affiliates with respect to 57 facilities which included six facilities that were previously leased by Alterra from Meditrust. Of the entire original NHP-Alterra portfolio, seven additional facilities were not included in the master lease due to underlying ground leases or bond related indebtedness, and Alterra is obligated to amend the master lease to add six of such facilities when consents are obtained. One of the seven facilities will be added to the NHP Master Lease in the near future. Since the time of entry into the master lease, six facilities have been sold. As a result, 52 facilities, or the NHP Properties, will remain under the master lease. The Company has guaranteed the payment and performance of all of Alterra’s obligations under the NHP Lease. Alterra is required to maintain unrestricted cash and/or availability under lines of credit or revolving loan agreements in the aggregate amount of at least $10.0 million.
       The NHP Master Lease expires on December 31, 2021, or the NHP Initial Term. Alterra has two ten-year renewal options, each a NHP Renewal Term, under the NHP Master Lease.
       Alterra is obligated to pay, on a monthly basis, base rent, as the same may be increased from time to time, the NHP Base Rent, in an amount equal to approximately $20.0 million per annum plus NHP Base Rent was to increase upon disbursements of any subsequent amounts by NHP to Alterra to fund the cost of capital improvements at the NHP Properties within three years of April 9, 2002, as described in the NHP Master Lease, up to $4.0 million, or the CapEx Funds. To date, approximately $1.8 million of the CapEx Funds have been funded. The rental increase would be the product of (a) the amount of such CapEx Funds disbursed, and (b) a percentage equal to the greater of (i) 11.5% per annum and (ii) NHP’s then market lease rate, not to exceed 13% per annum. In addition, Alterra is obligated to pay, on a quarterly basis, additional rent, as the same may be increased from time to time, the NHP Additional Rent, and together with the NHP Base Rent, collectively, the NHP Rent, in an amount equal to 16% of the amount by which gross revenues of the NHP Properties for the applicable quarter exceed one-fourth of the gross revenues of the NHP Properties for the 2002 calendar year for the initial term. Base year for renewal terms is the first year of the applicable renewal term. The current NHP Rent is $20.4 million.
       The NHP Base Rent increases at the beginning of each NHP Renewal Term in an amount equal to the product of (a) 3.0% over the ten year United States treasury rate as determined immediately prior to the tenant’s notice of election to renew and (b) the greater of (i) the fair market value of the NHP Properties on the date Alterra sent NHP notice of its election to extend the term of the NHP Master Lease or (ii) NHP’s cost of acquiring the NHP Properties, which was approximately $172.9 million, plus the CapEx Funds plus any other amount for alterations or other amounts funded by NHP in accordance with the NHP Master Lease, less any amount received by NHP in connection with any sales of the NHP Properties, NHP’s receipt of condemnation proceeds in connection with a public taking of a portion of any of the NHP Properties or any other net capital proceeds received by NHP with respect to any of the NHP Properties.
       The total amount of NHP Rent paid in any year shall not be less than the total amount of NHP Rent paid in the prior year. The increase in the NHP Rent due during any year shall not exceed more than 2.7% of the NHP Rent from the prior year other than in connection with the first year of a NHP Renewal Term where the increase in the NHP Rent shall not exceed 15% of the prior year. To the extent the increase in the NHP Rent from one year to the next would otherwise exceed 2.7%, such excess over 2.7% is carried forward and applied to future years in which the rent increases for such year would be below such capped amount. To the extent that the increase in the NHP Rent in the first year of an NHP Renewal Term would otherwise exceed 15%, such excess over 15% is carried forward and evenly divided over the months of the subsequent NHP Renewal Term to the extent the increase in such subsequent renewal term is less than 15%.
       Alterra is required to maintain with NHP cash and/or letters of credit as a security deposit for the performance of its obligations under the NHP Master Lease in an amount not less than approximately $4.8 million. Tenant has an obligation to replace cash with letters of credit when letters of credit become available to Tenant on commercially reasonable terms.
       NHP Rent is a net rent payable to NHP, with Alterra responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the NHP Properties. Alterra has covenanted to keep the NHP Properties in good condition and repair. The NHP Master Lease also requires Alterra to make annual expenditures at each NHP property to upgrade the NHP Properties ranging between $150-$200 per unit, which amounts will be increased annually by the percent increase in the consumer price index. In addition, Alterra is required to spend a minimum of $3.0 million for capital improvements to the Canterbury Gardens facility prior to June 30, 2006.
       Alterra is obligated to operate each of the NHP Properties in compliance with a scheduled required bed count. Alterra may permit, at any one time, the number of beds or living units, as applicable, at no more than 30 individual NHP Properties (and not in the aggregate) to be one bed or unit less than the required bed count for such property.
       A material default by Alterra or any affiliate of Alterra under: (i) the letter of credit agreement, (ii) the NHP Master Lease, the JER I Master Lease, the JER II Master Lease, and the individual leases for Union Park, Albany, Forest Grove, McMinnville, and Mt. Hood, or the NHP Designated Leases, (iii) any other lease, agreement or obligation between Alterra or any affiliate of Alterra and NHP or any of their affiliates, which is not cured within any applicable cure period specified therein or (iv) any other obligation which affects the Premises which material default has not been waived or cured in accordance with the applicable agreement shall constitute a default under the NHP Master Lease. In addition, any default pertaining to a single facility constitutes an event of default with respect to all facilities covered by the NHP Master Lease.
       The NHP Master Lease prohibits the assignment of Alterra’s interest in the NHP Master Lease without NHP’s consent. There are no restrictions on changes of ownership in Company nor restrictions on the Company’s ability to merge or engage in a business combination, so long as the Company has a consolidated net worth equal to or greater than $100.0 million and otherwise complies with any applicable licensing requirements arising out of such change of ownership, merger or business combination.
       Alterra has agreed that during the term of the NHP Master Lease and for one year thereafter, neither Alterra nor any of its affiliates will, without the prior written consent of NHP, (a) operate, own, participate in or otherwise receive revenues from any other business providing services similar to those at any of the NHP Properties within an eight mile radius of each property, though Alterra and its affiliates may continue to operate, own, manage, participate in or otherwise receive revenues from certain expressly exempt facilities so long as no aspects of the operations or management of such other facility are changed in a manner that will result in the other facility becoming more competitive with the NHP Properties; (b) recommend or solicit the removal or transfer of any residents or patients to any other facility owned or operated by Alterra or its affiliates, unless necessary to provide an alternate level of care not provided within the proximate NHP Property; or (c) employ any management or supervisory personnel working on or in connection with any portion of the NHP Properties.
       Alterra has an option to purchase the Canterbury Gardens facility commencing on January 1, 2008 for the purchase price set forth in the NHP Master Lease.
JER I’s Master Lease Arrangement with Alterra
       In April 2002, ALS Leasing, Inc. and Assisted Living Properties, Inc, each wholly owned subsidiaries of Alterra, or the JER I Tenant, entered into a single master lease, or the JER I Master Lease, with JER I. The JER I Master Lease currently covers 37 assisted living and memory care properties, or the JER I Properties. Alterra agreed to guaranty the payment of all amounts due by JER I Tenant under the JER I Master Lease. The Company has guaranteed the payment and performance of all of Alterra’s obligations under the JER I Master Lease. Alterra is required to maintain unrestricted cash and/or availability under lines of credit or revolving loan agreements in the aggregate amount of at least $10.0 million.
       The JER I Master Lease is for an initial term of approximately 18 years and expires on December 31, 2020, or the JER I Initial Term. JER I Tenant has two ten-year renewal options, each a JER I Renewal Term, under the JER I Master Lease.
       The JER I Tenant is obligated to pay an initial term base rent, or the JER I Initial Term Base Rent, of approximately $10.8 million per annum (which represents JER I’s original investment in the JER I Properties of approximately $96.4 million (as reduced to approximately $94.4 million based upon the consummation of the sale of six properties and as the same may be further increased or decreased pursuant to the terms of the JER I Master Lease), or JER I’s Investment, multiplied by a rate of 11.5%, or the Initial Term Base Rate, as the same is increased each year as provided below). Concurrently with any adjustment to JER I’s Investment, the base rent for the balance of the applicable lease year and term is recalculated and reset based on such adjustment.
       The JER I Initial Term Base Rate increases at the beginning of each year in an amount equal to the Initial Term Base Rate plus the increase in the consumer price index (as calculated pursuant to the terms of the lease) not to exceed .30% for the first four lease years and .25% for the 5th lease year and each lease year thereafter during the JER I Initial Term. The current Initial Term Base Rate is 12.40% and the JER I Initial Term Base Rent payable is approximately $11.1 million.
       Renewal term base rent, or the JER I Renewal Term Base Rent, shall be in an annual amount equal to the product of the greater of (a) (i) JER I’s Investment in the JER I Properties on the exercise date of such JER I Renewal Term and (ii) the fair market value of the JER I Properties on such date and (b) 629 basis points over the ten-year U.S. treasury rate in effect on the exercise date, or the JER I Renewal Term Base Rate. The JER I Renewal Term Base Rate shall increase at the beginning of each year in an amount equal to the JER I Renewal Term Base Rate in effect in the immediately preceding lease year plus the increase in the consumer price index not to exceed .25% in any year. In no event shall the JER I Renewal Term Base Rent for the first lease year of any JER I Renewal Term exceed 125% or be less than 100% of the base rent due for the last lease year of the JER I Initial Term or the preceding JER I Renewal Term.
       JER I Tenant is also required to pay amounts due and payable in connection with the financing of the Wynwood of Manlius property directly to JER I ’s lender. Any amounts paid by JER I Tenant in any calendar month in connection with the Manlius Property financing are credited against the amount of JER I Initial Term Base Rent payable in such month provided certain conditions are met.
       JER I Tenant is required to make monthly escrows of taxes equal to 1/12 of the estimated annual taxes due and make monthly escrow payments for a capital expenditure reserve in an amount equal to 1/12 of (i) $250 (as adjusted each year for increases in the consumer price index (as calculated pursuant to the terms of the lease), multiplied by (ii) the aggregate number of living units or beds in all of the JER I Properties on the date the payment is due. Both the tax escrow and the capital expenditure reserve are held by JER I in interest bearing accounts. JER I retains amounts remaining in the capital expenditure reserve at the expiration or earlier termination of the term as supplemental rent. There is no requirement for an insurance escrow.
       JER I Tenant shall maintain with JER I the amount of approximately $2.7 million, comprised of approximately $2.5 million of cash and $243,200 represented by letters of credit, as a security deposit for the performance of JER I Tenant’s obligations under the JER I Master Lease. Tenant has an obligation to replace cash with letters of credit when letters of credit become available to Tenant on commercially reasonable terms. All interest earned on the cash portion of the security deposit is added to and becomes a part of the capital expenditure reserve.
       If at any time the coverage ratio, which is the ratio of (i) the net income of JER I Tenant for any applicable fiscal quarter, adjusted to add interest expenses, income tax expenses, depreciation and amortization expenses, rental expenses, and management fee expenses to (ii) the amount of minimum rent for the JER I Properties and debt service due with respect to the Manilus property payable for any applicable fiscal quarter, falls below 1.4:1.0, and there is any material suspension, termination or restriction placed upon the JER I Tenant or the JER I Properties that continues for more than 60 days, or a Sixty Day Inference, such event shall constitute an event of default under the JER I Master Lease.
       JER I Tenant is obligated to operate each of the JER I Properties in compliance with a scheduled required bed count. JER I Tenant may permit, at any one time, the number of beds or units at no more than 20 individual JER I Properties (and not in the aggregate) to be one bed or unit less than the required bed count for such property. JER I Tenant shall not allow the average occupancy for any trailing three month period to (i) drop below 40% of the required unit/bed count for more than 4 properties if the coverage ratio is less than 1.0:1.0 or (ii) allow the overall occupancy for the entire portfolio to be less than 65% of the required unit/bed count.
       A default by JER I Tenant or any guarantor or any affiliate of either under (i) the documents applicable to the JER I Portfolio (e.g., the guaranty, letter of credit agreement and stock pledge agreement), (ii) the NHP Designated Leases, (iii) any other lease, agreement or obligation between JER I Tenant or any guarantor or any affiliate of either and JER I or any of its affiliates, which is not cured within any applicable cure period specified therein, or (iv) any other obligation in excess of $1.0 million under any other lease or financing agreement with any other party and with respect to which such party has accelerated such obligation or has otherwise exercised any material remedy as a result of such material default that has not been cured or waived, shall constitute an event of default under the JER I Master Lease. In addition, any default pertaining to a single facility constitutes an event of default with respect to all facilities covered by the JER I Master Lease.
       Upon (a) the failure to perform or comply with the provisions of, or a breach or default under, the section of the JER I Master Lease relating to regulatory compliance (a loss of licensure), (b) the closure of any material portion of the business, (c) the sale or transfer of all or any portion of any certificate of need, bed rights or other similar certificate or license relating to any portion of the business or properties, (d) the use of any portion of the JER I Properties other than for a licensed facility engaged in the applicable business and for ancillary services relating thereto, or (e) a Sixty Day Inference occurs JER I shall have the right to put, or the PUT, the applicable JER I Property to the JER I Tenant and/or petition any appropriate court for the appointment of a receiver to manage the operation of the JER I Property. If JER I exercises the PUT, JER I Tenant shall purchase the applicable portion of the JER I Property from JER I for a cash price equal to the greater of (a) JER I’s investment with respect to such property plus the product of JER I’s investment and the current JER I Initial Term applicable rate or JER I Renewal Term applicable rate, as applicable, and (b) fair market value on the date of JER I’s exercise of the PUT without taking into account the event of default, plus, in either case, all of JER I’s costs and expenses related to the PUT.
       JER I Master Lease is triple net with JER I Tenant responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the JER I Properties. JER I is responsible for certain maintenance at the JER I Properties which maintenance is to be performed at the expense of JER I Tenant.
       The JER I Master Lease prohibits the assignment of JER I Tenant’s interest in the JER I Master Lease without JER I’s consent. There are no restrictions on changes of ownership in the Company nor restrictions on the Company’s ability to merge or engage in a business combination, so long as the Company has a consolidated net worth equal to or greater than $100.0 million and otherwise complies with any applicable licensing requirements arising out of such change of ownership, merger or business combination.
       JER I Tenant and Alterra have agreed that during the term of the JER I Master Lease and for one year thereafter, neither JER I Tenant, Alterra nor any of their affiliates will (i) operate, own participate in or otherwise receive revenues from any other business providing services similar to those at any of the JER I Properties within an eight mile radius of each property, though JER I Tenant and their affiliates may continue to operate, own, manage, participate in or otherwise receive revenues from certain expressly exempt facilities so long as no aspects of the operations or management of such other facility are changed in a manner that will result in the other facility becoming more competitive with the JER I Properties, (ii) recommend or solicit the removal or transfer of any residents or patients to any other facility owned or operated by the JER I Tenant or its affiliates, unless necessary to provide an alternate level of care not provided within the proximate JER I Property, or (iii) employ any management or supervisory personnel working on or in connection with any portion of the JER I Properties.
JER II’s Master Lease Arrangement with Alterra
       In October 2002, JER II leased nine residences to ALS Leasing, Inc., or JER II Tenant, in a single master lease, or the JER II Master Lease. The JER II Master Lease is for an initial term of approximately 18 years and expires on December 31, 2020, or the JER II Initial Term. JER II Tenant has two ten-year renewal options, each a JER II Renewal Term, under the JER II Master Lease. The Company has guaranteed the payment and performance of all of Alterra’s obligations under the JER II Master Lease. Alterra is required to maintain unrestricted cash and/or availability under lines of credit or revolving loan agreements in the aggregate amount of at least $10.0 million.
       The JER II Tenant is obligated to pay an initial term base rent, or the JER II Initial Term Base Rent, of approximately $3.2 million (which represents JER II’s original investment in the JER II Properties of approximately $28.8 million multiplied by a rate of 11.5%, (or the Initial Term Base Rate), decreased by $0.4 million (and as the same may be further increased or decreased pursuant to the terms of the JER II Master Lease), or JER II’s Investment, as the same is increased each year as provided below). The $750,000 security deposit is included in JER II’s original investment until the JER II Tenant fully funds the security deposit. JER II Tenant has an obligation to replace cash with letters of credit when letters of credit become available to Tenant on commercially reasonable terms. All interest earned on the cash security deposit is added to and becomes a part of the capital expenditure reserves. Concurrently with any adjustment to JER II’s Investment, the base rent for the balance of the applicable lease year and term is recalculated and reset based on such adjustment.
       The JER II Initial Term Base Rate increases at the beginning of each year in an amount equal to the Initial Term Base Rate plus the increase in the consumer price index (as calculated pursuant to the terms of the Lease) not to exceed .30% for the first four lease years, and .25% for the fifth lease year and each lease year thereafter during the JER II Initial Term. The current Initial Term Base Rate is 12.4% and the JER II Initial Term Base Rent payable is $3.6 million.
       Renewal term base rent, or JER II Renewal Term Base Rent, shall be in an annual amount equal to the product of (a) the greater of (i) JER II’s Investment in the JER II Properties on the exercise date of such JER II Renewal Term and (ii) the fair market value of the JER II properties on such date, and (b) 788 basis points over the ten-year U.S. treasury rate in effect on the exercise date, or the JER II Renewal Term Base Rate. The JER II Renewal Term Base Rate shall increase at the beginning of each year in an amount equal to the JER II Renewal Term Base Rate in effect in the immediately preceding lease year plus the increase in the consumer price index (as calculated pursuant to the terms of the Lease), not to exceed .25% in any year. In no event shall the JER II Renewal Term Base Rent for the first lease year of any JER II Renewal Term exceed 125% or be less than 100% of the base rent due for the last lease year of the JER II Initial Term or the preceding JER II Renewal Term.
       Upon execution of the JER II Master Lease, JER II Tenant deposited $103,022 in a tax escrow with JER II. JER II Tenant is required to make monthly escrows of taxes in an amount equal to 1/12 of the estimated annual taxes due and JER II Tenant is required to make monthly escrow payments for a capital expenditure reserve in an amount equal to 1/12 of (i) $250 (as adjusted each year for increases in the consumer price index), multiplied by (ii) the aggregate number of living units or beds in all of the JER II Properties on the date the payment is due. Both the tax escrow and the capital expenditure reserve are held by JER II in interest bearing accounts. JER II retains amounts remaining in the capital expenditure reserve at the expiration or earlier termination of the term as supplemental rent. There is no requirement for insurance escrows.
       If at any time the coverage ratio (which is the ratio of (i) the net income of JER II Tenant for any applicable fiscal quarter, adjusted to add interest expenses, income tax expenses, depreciation and amortization expenses, rental expenses, and management fee expenses, to (ii) the amount of minimum rent payable for any applicable fiscal quarter, falls below 1.4:1.0 and there is any material suspension, termination or restriction placed upon the JER II Tenant or the JER II Properties that continues for more than 60 days (a “Sixty Day Inference”), such event shall constitute an event of default under the JER II Master Lease.
       JER II Tenant is obligated to operate each of the JER II Properties in compliance with a scheduled required bed count. JER II Tenant may permit at any one time the number of beds at no more than an aggregate of five individual JER II Properties to be one bed less than the required bed count for such property. JER II Tenant shall not (i) allow the average occupancy for any trailing three month period to drop below 40% of the required bed count for more than two properties if the debt service coverage ratio is less than 1.0:1.0, or (ii) allow the overall occupancy for the entire portfolio to be less than 65% of the required bed count.
       The following shall constitute an event of default under the JER II Master Lease: (i) a default under the NHP Designated Leases or the Purchase and Sale Agreement among JER II, ALS Holdings, Inc. and ALS National, Inc. prior to closing, (ii) a default by the JER II Tenant or any guarantor or any affiliate under the documents applicable to the JER II Portfolio (e.g., the letter of credit agreement, guaranty and stock pledge agreement), (iii) a default by JER II Tenant or any guarantor or any affiliate under any other lease, agreement or obligation between JER II Tenant or any guarantor or any affiliate thereunder and JER II or any of its affiliates (including the Purchase Agreement with respect to any default by ALS Holdings, Inc. and ALS National, Inc., which is not cured within any applicable cure period specified therein), or (iv) a default by JER II Tenant or any guarantor or any affiliate under any obligation in excess of $1.0 million under any other lease or financing agreement with any other party and with respect to which such party has accelerated such obligation or has otherwise exercised any material remedy as a result of such material default that has not been cured or waived. In addition, any default pertaining to a single facility constitutes an event of default with respect to all facilities covered by the JER II Master Lease.
       Upon (a) the failure to perform or comply with the provisions of, or a breach or default under the JER II Master Lease section regarding regulatory compliance (loss of licensure), (b) the closure of any material portion of the business, (c) the sale or transfer of all or any portion of any certificate of need, bed rights or other similar certificate or license relating to any portion of the business or properties, (d) the use of any portion of the JER II Properties other than for a licensed facility engaged in the applicable business and for ancillary services relating thereto or (e) a Sixty Day Inference occurs JER II shall have the right to put, or PUT, the applicable JER II Property to the JER II Tenant and/or petition any appropriate court for the appointment of a receiver to manage the operation of the JER II Property. If JER II exercises the PUT, JER II Tenant shall purchase the applicable portion of the JER II Property from JER II for a cash price equal to the greater of (A) JER I’s investment with respect to such property plus the product of JER II’s investment and the current JER II Initial Term applicable rate or JER II Renewal Term applicable rate, as applicable, and (B) fair market value on the date of JER II’s exercise of the PUT without taking into account the event of default, plus, in either case, all of JER II’s costs and expenses related to the PUT.
       The JER II Master Lease is triple net with JER II Tenant responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the JER II Properties. JER II is responsible for certain maintenance at the JER II Properties which maintenance is to be performed at the expense of JER II Tenant.
       The JER II Master Lease prohibits the assignment of JER I Tenant’s interest in the JER II Master Lease without JER II’s consent. There are no restrictions on changes of ownership in the Company nor restrictions on the Company’s ability to merge or engage in a business combination, so long as the Company has a consolidated net worth equal to or greater than $100.0 million and otherwise complies with any applicable licensing requirements arising out of such change of ownership, merger or business combination.
       JER II Tenant and Alterra have a purchase option with respect to all, but not part, of the JER II Properties in the tenth year of the JER II Initial Term for a purchase price equal to the product of JER II’s Investment on the closing date and the JER II Initial Term Base Rate to be in effect in the eleventh lease year, divided by 9%.
       JER I Tenant and Alterra have agreed that during the term of the JER II Master Lease and for one year thereafter, neither JER I Tenant, Alterra nor any of their affiliates will (i) operate, own, participate in or otherwise receive revenues from any other business providing services similar to those at any of the JER II Properties within an eight mile radius of each property, though JER II Tenant and their affiliates may continue to operate, own, manage, participate in or otherwise receive revenues from certain expressly exempt facilities so long as no aspects of the operations or management of such other facility are changed in a manner that will result in the other facility becoming more competitive with the JER II Properties; (ii) recommend or solicit the removal or transfer of any residents or patients to any other facility owned or operated by the JER II Tenant or its affiliates, unless necessary to provide an alternate level of care not provided within the proximate JER II Property; or (iii) employ any management or supervisory personnel working on or in connection with any portion of the JER II Properties.

MANAGEMENT
Directors and Executive Officers
       The following table sets forth certain information about our directors and executive officers as of the consummation of this offering, together with their positions and ages. Each of our executive officers holds office until his or her successor is duly elected or appointed and qualified or until his or her death, retirement, resignation or removal, if earlier. The persons listed below will serve as officers of Brookdale as of the consummation of this offering. Each of our directors holds office until his or her successor is duly elected or appointed and qualified or until his or her death, retirement, disqualification, resignation or removal, if earlier.

Name	Age	Position

Wesley R. Edens	44	Chairman of the Board of Directors
Mark J. Schulte	52	Chief Executive Officer
Mark W. Ohlendorf	45	Co-President
John P. Rijos	52	Co-President
R. Stanley Young	53	Executive Vice President and Chief Financial Officer
Kristin A. Ferge	32	Executive Vice President and Treasurer
Deborah C. Paskin	53	Executive Vice President, Secretary and General Counsel
William B. Doniger	39	Vice Chairman
Jackie M. Clegg	43	Director
Bradley E. Cooper	39	Director
Jeffrey G. Edwards	47	Director
Jeffrey R. Leeds	60	Director
Samuel Waxman	69	Director
       Wesley R. Edens is the Chairman of our board of directors and has served in this capacity since August 2005. Mr. Edens has been a Principal and the Chairman of the Management Committee of Fortress Investment Group LLC since co-founding the firm in May 1998. As Chairman of the Management Committee of Fortress Investment Group, he manages and invests in other asset-related investment vehicles and serves on the boards of Fortress Registered Investment Trust and Fortress Investment Trust II. He is the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp., an affiliate of Fortress and a REIT listed on the New York Stock Exchange. He has also served as a director and the Chief Executive Officer of Eurocastle Investment Limited, an affiliate of Fortress which is listed on the London Stock Exchange, since its inception in 2003, and previously served as the Chairman of Eurocastle’s board of directors. Mr. Edens has also served as Chairman of the board of directors of Global Signal Inc. since its reorganization in October 2002 and as its Chief Executive Officer since February 2004. He also serves as the Chairman of the board of directors of Mapeley Limited. In addition, Mr. Edens served as a director of Capstead Mortgage Corporation beginning in December 1999 and assumed the title of Chairman of the Board, Chief Executive Officer and President in April 2000 until July 2003 when he resigned from all positions. Mr. Edens was the head of Global Principal Finance at Union Bank of Switzerland from May 1997 to May 1998. Prior to joining Union Bank of Switzerland, Mr. Edens was a Partner and a Managing Director of BlackRock Financial Management Inc. from October 1993 to May 1997. In addition, Mr. Edens was a Partner and Managing Director of Lehman Brothers from April 1987 to October 1993. Mr. Edens received a Bachelor of Science in Finance from Oregon State University.
       Mark J. Schulte became our Chief Executive Officer in August 2005. Previously, Mr. Schulte served as Chief Executive Officer and director of BLC since 1997, and was also Chairman of the board from September 2001 to June 2005. From January 1991 to May 1997, he was employed by

BLC’s predecessor company, The Prime Group, Inc., in its Senior Housing Division, most recently serving as its Executive Vice President, with primary responsibility for overseeing all aspects of Prime’s Senior Housing Division. Mr. Schulte has 25 years of experience in the development and operation of multi-family housing, senior housing, senior independent and assisted living and health care facilities. He is a former Chairman of ASHA and remains on ASHA’s board of directors. Mr. Schulte received a B.A. in English and a J.D. from St. Louis University, and is licensed to practice law in the State of New York.
       Mark W. Ohlendorf became our Co-President in August 2005. Mr. Ohlendorf has also served as Chief Executive Officer and President of Alterra since December 2003. From January 2003 through December 2003, Mr. Ohlendorf served as Chief Financial Officer and President of Alterra, and from 1999 through 2002 he served as Senior Vice President and Chief Financial Officer. Mr. Ohlendorf has over 20 years of experience in the health care and long-term care industries, having held leadership positions with such companies as Sterling House Corporation, Vitas Healthcare Corporation and Horizon/ CMS Healthcare Corporation. He is a member of the board of directors of the Assisted Living Federation of America (ALFA) and ASHA. He received a B.A. in Political Science from Illinois Wesleyan University, and is a certified public accountant.
       John P. Rijos became our Co-President in August 2005. Previously, Mr. Rijos served as President, Chief Operating Officer and director of BLC since August 2000. Prior to joining BLC in August 2000, Mr. Rijos spent 16 years with Lane Hospitality Group, owners and operators of over 40 hotels and resorts, as its President and Chief Operating Officer. From 1981 to 1985 he served as President of High Country Corporation, a Denver-based hotel development and management company. Prior to that time, Mr. Rijos was Vice President of Operations and Development of several large real estate trusts specializing in hotels. Mr. Rijos has over 25 years of experience in the acquisition, development and operation of hotels and resorts. He received a B.S. in Hotel Administration from Cornell University and serves on many tourist-related operating boards and committees, as well as advisory committees for Holiday Inns, Sheraton Hotels and the City of Chicago and the Board of Trustees for Columbia College. Mr. Rijos is a certified hospitality administrator.
       R. Stanley Young became our Executive Vice President and Chief Financial Officer in August 2005. Previously, Mr. Young served as Executive Vice President, Chief Financial Officer and Treasurer of BLC since December 1999. From August 1998 to December 1999, Mr. Young was Senior Vice President — Finance and Treasurer of BLC. From 1977 to 1998, Mr. Young practiced public accounting with KPMG LLP, where he was admitted to the partnership in 1987. Mr. Young received a B.A. in Business Administration from Illinois Wesleyan University, an MBA from the University of Illinois, and is a certified public accountant.
       Kristin A. Ferge became our Executive Vice President and Treasurer in August 2005. Ms. Ferge has also served as Vice President, Chief Financial Officer and Treasurer of Alterra since December 2003. From April 2000 through December 2003, Ms. Ferge served as Alterra’s Vice President of Finance and Treasurer. Prior to joining Alterra, she worked in the audit division of KPMG LLP. Ms. Ferge received a B.A. in Accounting from Marquette University, an MBA from the University of Wisconsin, and is a certified public accountant.
       Deborah C. Paskin became our Executive Vice President, Secretary and General Counsel in August 2005. Previously, Ms. Paskin served as Senior Vice President, Secretary and General Counsel of BLC since November 2002. Prior to joining BLC, from 1999 to 2002, she served as Chief Administrative Officer, Executive Vice President, Secretary and General Counsel for Clark Retail Enterprises, Inc. Prior to that time, she served as General Counsel for two other Chicago-based companies, Dominick’s Finer Foods, Inc. and Helene Curtis, Inc. Prior to that, Ms. Paskin practiced law in the Chicago office of Latham & Watkins. Ms. Paskin graduated from Northwestern University School of Law. She also received a Masters Degree in Library Science from Dominican University and a B.A. in English from Indiana University in Bloomington, Indiana.

       William B. Doniger became our Vice Chairman in August 2005. Mr. Doniger is a managing director of Fortress and oversees United States acquisitions. He joined Fortress in May 1998, prior to which he worked at UBS and, from January 1996 through December 1997, at BlackRock. Prior to that, Mr. Doniger was in the structured finance group of Thacher Proffitt & Wood. Mr. Doniger received an A.B. in History from Princeton University and a J.D. from American University.
       Jackie M. Clegg became a member of our board of directors in November 2005. Ms. Clegg has served as the Managing Partner of the strategic consulting firm Clegg International Consultants, LLC since August 2001. Prior to that, from June 1997 through July 2001, Ms. Clegg was Vice Chair of the board of directors, First Vice President and Chief Operating Officer of the Export-Import Bank of the United States, the official export credit institution of the United States government. Ms. Clegg serves on the board of directors and audit committee of Blockbuster Inc., where she also chaired the Special Committee for divestiture from Viacom. Ms. Clegg also serves on the boards of directors and chairs the audit committees of Javelin Pharmaceuticals, Inc. and Cardiome Pharma and is a director and audit committee member of the Chicago Board of Trade. Ms. Clegg received a B.A. in Communications and Political Science from Southern Utah University and a M.A. in National Security Studies from Georgetown University.
       Bradley E. Cooper became a member of our board of directors in September 2005. Mr. Cooper is a Partner, Senior Vice President, Director and Co-Founder of Capital Z Partners, an alternative asset management firm with over $4 billion under management. Mr. Cooper’s primary role is the management of Capital Z Financial Services Fund II, L.P., a private equity investment fund that focuses on the financial services industry. Prior to joining Capital Z, Mr. Cooper served in similar roles at Insurance Partners, L.P. and International Insurance Investors, L.P., investment funds that invested in the insurance and healthcare industries. Previously, Mr. Cooper was an investment banker in the Financial Institution Group at Salomon Brothers, Inc. Mr. Cooper currently serves on the boards of directors of Universal American Financial Corp., Ceres Group Inc., PXRE Group Ltd. and certain other privately held investments. In addition, Mr. Cooper sits on the board of directors of the Make-A-Wish Foundation of Metro New York, one of the top children’s charities in New York. Mr. Cooper received a B.A. in Business Administration from the University of Michigan.
       Jeffrey G. Edwards became a member of our board of directors in November 2005. Mr. Edwards is the Founder and Managing General Partner of JGE Capital Management, LLC. JGE Capital was formed in April 1996 as a private money management firm. The company invests in public and private enterprises through its primary investment vehicle, East Peak Partners, L.P. The firm currently manages assets of approximately $700 million. Prior to founding JGE Capital, Mr. Edwards was a Principal at Morgan Stanley & Co., Inc., having spent 10 years with the firm. He holds a B.S. in Finance from the University of Illinois.
       Jeffrey R. Leeds became a member of our board of directors in November 2005. Mr. Leeds is currently a self-employed consultant, having retired as Executive Vice President and Chief Financial Officer of GreenPoint Financial Corporation and GreenPoint Bank in October 2004, in which capacities he served since January 1999. Prior to that, he was Executive Vice President, Finance and Senior Vice President and Treasurer of GreenPoint. He joined GreenPoint after fourteen years with Chemical Bank, having held positions as Head of Asset and Liability Management, Proprietary Trading and Chief Money Market Economist. Mr. Leeds earned a B.A. in economics from the University of Michigan and Masters of Business Administration and Philosophy from the Columbia University Graduate School of Business.
       Dr. Samuel Waxman became a member of our board of directors in November 2005. Since 1983, Dr. Waxman has served as a professor at Mount Sinai School of Medicine where he directs a multidisciplinary cancer research laboratory and is the Albert A. and Vera G. List Professor. In addition, since July 1980, Dr. Waxman has served as the Founder and Scientific Director of the Samuel Waxman Cancer Research Foundation, which supports an international program of collaborative scientists. He is also the president of Samuel Waxman M.D. P.C. Dr. Waxman earned his M.D. Summa Cum Laude from Downstate Medical Center of the State University of New York and completed all clinical and research training at Mount Sinai Hospital in New York.
       Pursuant to our amended and restated certificate of incorporation and amended and restated by-laws, our board of directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2008, 2007 and 2006, respectively. Messrs. Cooper and Edens serve as Class I directors, Messrs. Doniger and Edwards and Ms. Clegg serve as Class II directors and Mr. Leeds and Dr. Waxman serve as Class III directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. Our amended and restated by-laws provide that our board of directors may determine by resolution the number of directors which constitute our board of directors. On November 16, 2005, the board of directors set the number of directors which constitutes our board at seven, five of whom have been determined to be “independent,” as defined under NYSE rules. All officers serve at the discretion of our board of directors.
Committees of the Board of Directors
       We have established the following committees of our board of directors:
Audit Committee
       The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviews our risk management processes.
       The audit committee is currently chaired by Jeffrey R. Leeds, and also consists of Jeffrey G. Edwards and Jackie M. Clegg as our audit committee members. All three members are “independent” as defined under NYSE rules and Rule 10A-3 of the Exchange Act. Jeffrey R. Leeds has been designated as the audit committee financial expert.
Nominating and Corporate Governance Committee
       The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to Brookdale; and

•	oversees the evaluation of the board and Brookdale’s management.
       The nominating and corporate governance committee is currently chaired by Jackie M. Clegg, and also consists of Dr. Samuel Waxman and Jeffrey R. Leeds as our nominating and corporate governance committee members. All three members are “independent” as defined under the NYSE rules.
Compensation Committee
       The compensation committee:

•	reviews and recommends to the board the salaries, benefits and stock option and other equity-related grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit and incentive compensation plans.
       The compensation committee is currently chaired by Jeffrey G. Edwards, and also consists of Dr. Samuel Waxman and Jeffrey R. Leeds as our compensation committee members. All three members are “independent” as defined under the NYSE rules.
Compensation Committee Interlocks and Insider Participation
       Compensation decisions during the year ended December 31, 2004 pertaining to executive officer compensation were made: with respect to BLC, by Fortress and Health Partners, following recommendation by Mark J. Schulte, our chief executive officer; and with respect to Alterra, by Fortress, following recommendation by Mark W. Ohlendorf, our co-president. We have entered into certain transactions with Fortress as described in “Certain Relationships and Related Party Transactions.”
Compensation of Directors
       We will pay an annual director’s fee to each of Messrs. Leeds and Edwards, Dr. Waxman and Ms. Clegg equal to $30,000, payable semi-annually. In addition, an annual fee of $5,000 will be paid to the chairs of each of the audit and compensation committees of our board of directors, which fee will also be paid semi-annually. Affiliated directors, however, will not be separately compensated by us. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such stock is granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from any applicable stock exchange listing requirement. All members of our board of directors will be reimbursed for reasonable expenses and expenses incurred in attending meetings of our board of directors.
       Messrs. Leeds and Edwards, Dr. Waxman and Ms. Clegg will each be granted a number of shares of restricted common stock on the date immediately following the consummation of the offering, or as soon as practicable thereafter, equal in value to $300,000, based on the fair market value of our shares on the date of grant. These restricted shares will become vested in three equal portions on the last day of each of our fiscal years 2006, 2007 and 2008, provided the director is still serving as of the applicable vesting date. The independent directors holding these shares of restricted stock will be entitled to any dividends that become payable on such shares during the restricted period so long as such directors continue to serve us as directors as of the applicable record dates.
       Except as otherwise provided by the plan administrator of the Omnibus Stock Incentive Plan, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of the Omnibus Stock Incentive Plan, each of our independent directors who is serving following such annual meeting will automatically be granted under our Omnibus Stock Incentive Plan a number of unrestricted shares of our common stock having a fair market value of $15,000 as of the date of grant; however, those of our independent directors who are granted the restricted common stock described above upon the consummation of our initial public offering will not be eligible to receive these automatic annual grants.
Executive Officer Compensation
       The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, awarded to or paid to our Chief Executive Officer and our four other most highly compensated executive officers (with their current positions with us) and our Executive Vice President, Secretary and General Counsel for services rendered to BLC and Alterra, as applicable, in 2004. We refer to these executives as our “named executive officers” in other parts of this prospectus.
Summary Compensation Table

		Annual Compensation

				Other Annual	All Other
	Fiscal	Salary	Bonus	Compensation	Compensation(1)
Name and Principal Position	Year	($)	($)	($)	($)

Mark J. Schulte, Chief Executive Officer	2004	390,150	774,588	—	3,250
Mark W. Ohlendorf, Co-President	2004	395,186	318,800	—	27,050	(2)
John P. Rijos, Co-President	2004	364,140	774,588	—	3,250
R. Stanley Young, Executive Vice President and Chief Financial Officer	2004	260,100	649,776	—	3,250
Kristin A. Ferge, Executive Vice President and Treasurer	2004	215,922	115,900	—	2,050
Deborah C. Paskin, Executive Vice President, Secretary and General Counsel	2004	255,000	316,319	—	—

(1)	Unless indicated otherwise, represents the employer matching contribution to the 401(k) plan.

(2)	Representing a contribution of $25,000 in the form of premiums for a split dollar life insurance policy and $2,050 as the employer matching contribution to the 401(k) plan.
Equity Incentive Plans
Employee Restricted Stock Plans
       BLC and FEBC-ALT Investors adopted substantially similar employee restricted stock plans, or the Restricted Stock Plans, effective as of August 5, 2005, to attract, motivate and retain key employees. The Restricted Stock Plans provide for the grant to those participants selected by Alterra’s and BLC’s respective boards of directors, of shares of common stock, in the case of the BLC plan, and LLC membership interests, in the case of the FEBC-ALT Investors plan, that are in either case subject to substantial risk of forfeiture until the occurrence of certain events, as specified in the applicable restricted stock award agreements. As a condition for receiving an award under the Restricted Stock Plans, each participant has entered into an employment agreement and/or securities agreement to the extent required by the applicable employer.
       As a general matter, our board of directors believes that providing equity to certain employees is an important aspect of attracting, motivating and retaining those individuals. With respect to the Restricted Stock Plans, the board of directors of each of BLC and FEBC-ALT Investors evaluated a number of parameters in determining both the participants in the plan and the size of the participants’ respective grants. These parameters included position within the company, tenure and the employee’s overall performance.
       BLC reserved for issuance under its plan 1,000 shares of its common stock and FEBC-ALT Investors has authorized for issuance up to 3.33% of its membership interests (such shares of BLC common stock and such FEBC-ALT Investors membership interests, collectively, the “Securities”), in each case, subject to equitable adjustment upon the occurrence of certain corporate transactions or events. Upon the completion of the series of formation transactions described in “Business — History,” pursuant to the terms of the Restricted Stock Plans, all shares of BLC common stock and FEBC-ALT membership interests, including the securities subject to outstanding grants under the plans, were automatically converted into shares of our common stock. The vesting schedules of outstanding awards under the plans continued in effect, except that service with us or any surviving or continuing entity will be deemed to be continued service with Alterra or BLC for purposes of these awards.
       Each participant’s award was granted pursuant to the terms of a restricted stock award agreement which set forth the amount of securities subject to the award, the applicable vesting schedules and the restrictive covenants by which the participant would be bound. Messrs. Schulte, Rijos and Young and Ms. Paskin received all of the rights of a BLC stockholder, including the right to receive dividends and to vote the shares. Mr. Ohlendorf and Ms. Ferge were considered members of FEBC-ALT Investors and had the rights of membership as set forth in the LLC Agreement, which included the right to receive distributions with respect to the interests but not the right to vote, until the completion of the formation transactions described in “Business — History.” Unless otherwise provided in an award agreement, if the participant’s employment is terminated for any reason, Messrs. Schulte, Rijos and Young and Ms. Paskin portion of the award subject to a substantial risk of forfeiture as of the date of termination would be forfeited. In accordance with the terms of the plans, 50% of these securities, or 363.2 shares will no longer be subject to a risk of forfeiture upon the consummation of this offering. In addition, the remaining securities will vest over a five-year period following the issuance if the executive remains continuously employed by the Company. Securities that are subject to a risk of forfeiture may not be sold or transferred. With respect to awards granted to named executive officers, the securities issued subject to the Restricted Stock Plans will vest 100% upon a change of control of us.
       We determined the fair value of the shares of BLC and membership interests of FEBC-ALT Investors issued to executives on August 5, 2005 and September 14, 2005 by evaluating the amount a seller would receive in connection with the sale of such shares or membership interests. This evaluation was based on the assumption that such a sale was made following arm’s length negotiations with the buyer having full access to information regarding such shares or membership interests. In addition we assumed that neither the buyer nor the seller was under a compulsion to execute the transaction. For purposes of this evaluation, we treated each of BLC and FEBC-ALT Investors as a going concern. We also calculated the value of the securities issued on a non-marketable, minority interest basis.
       In connection with the issuances on August 5, 2005 and September 14, 2005 of an aggregate of 988 shares of stock of BLC and 3.33% of the membership interests of FEBC-ALT Investors to certain executives pursuant to their respective Restricted Stock Plans, BLC, Alterra and FEBC-ALT Investors received valuation letters from Cohen & Steers Capital Advisors, LLC (“CSCA”), an investment banking firm, calculated based upon the non-marketable, minority interest characteristics of these securities as of the date of such letters. The valuation letter delivered to BLC indicated a non-marketable, minority interest basis equity value per share of $12,416 per share. The valuation letter delivered to Alterra and FEBC-ALT Investors indicated a non-marketable, minority interest basis equity value of $1.2 million per 1% interest in Alterra.

       The aggregate value of these securities at the date of issuance, based on this valuation, was $16.3 million. In arriving at the value of these securities, CSCA was directed not to reflect any potential cost savings or synergies relating to the merger transactions or any premium relating to any potential initial public offering of our common stock. These securities were exchanged in the merger transactions for an aggregate of 2,575,405 shares of the Company. The aggregate value of these shares based upon the offering price of $19.00 is $48,932,695 million.
       The Restricted Stock Plans are administered by our board of directors, which has full power to construe and interpret the plans and any outstanding awards, including, without limitation, to determine whether, to what extent, and under what circumstances an award may be settled, canceled, forfeited, exchanged, or surrendered, to remedy any ambiguities and inconsistencies in the plans, to prescribe, amend and rescind rules and regulations relating to the plans, and to make all other determinations deemed necessary or advisable for the administration of the plans.
       No securities granted under the Restricted Stock Plans may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of prior to the consummation of an “initial public offering,” as defined in the Restricted Stock Plans and which would include this offering. Unvested securities subject to awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and shall be subject to a risk of forfeiture until such securities become vested. Moreover, to the extent required by us, the participant may not transfer any securities acquired pursuant to the Restricted Stock Plans for a period of 180 days following the closing of an initial public offering, or such longer or shorter period of time as may be reasonably requested by an underwriter in connection with such offering.
       FEBC-ALT Investors and BLC may amend or terminate their respective Restricted Stock Plan at any time for any or no reason; provided, however, that no amendment that requires the approval of its equity holders under applicable Delaware law will be effective unless the same shall be approved by the requisite vote and, subject to adjustments in the event of certain changes in its capitalization, BLC and FEBC-ALT Investors may not adversely affect the rights of participants with respect to awards previously granted under the Restricted Stock Plans. Unless sooner terminated, the Restricted Stock Plans will automatically terminate on the tenth anniversary of their effective date.
       Under the terms of the restricted stock agreements, employees of Alterra and BLC received bonuses in connection with their restricted stock awards, as described below.
       Participants under FEBC-ALT Investors Restricted Stock Plan who made timely elections pursuant to section 83(b) of the Internal Revenue Code with respect to their awards received cash bonuses sufficient, on an after tax basis, to cover Alterra’s withholding obligations with respect to up to 100% of the membership interests subject to these awards, and the bonuses were used solely for purposes of paying these tax obligations.
       Participants under BLC’s Restricted Stock Plan who made timely elections pursuant to section 83(b) of the Internal Revenue Code received cash bonuses sufficient, on an after tax basis, to cover BLC’s withholding obligations with respect to their awards for those shares (a) with respect to which the forfeiture restrictions will lapse upon consummation of an initial public offering (which includes this offering) and (b) for which the participants had made such timely elections, and such bonuses were used solely for the purposes of paying these tax obligations.
       On August 5, 2005, the following executives of Alterra received grants of the following amounts of restricted FEBC-ALT Investors membership interests:

Mark W. Ohlendorf	1.67%
Kristin A. Ferge	0.63%

       On August 5, 2005, the following executives of BLC received grants of the following number of shares of restricted BLC common stock:

Mark J. Schulte	221.1
John P. Rijos	221.1
R. Stanley Young	189.5
Deborah C. Paskin	94.7
       Effective as of the completion of the formation transactions described in “Business — History,” the Restricted Stock Plans were merged into the Omnibus Stock Incentive Plan, which is described immediately below.
Omnibus Stock Incentive Plan
       On October 14, 2005, we adopted a new equity incentive plan for our employees, the Brookdale Senior Living Omnibus Stock Incentive Plan, or the Plan, and the Plan was approved by our stockholders on October 14, 2005. The purposes of the Plan will be to strengthen the commitment of our employees, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will result in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other stock-based awards. While we intend to issue stock in the future to key employees as a recruiting and retention tool, we have not established specific parameters regarding future grants of restricted stock. However, we plan on issuing restricted stock with an aggregate value of approximately $11.0 million to approximately 800 employees following the consummation of this offering. Our board of directors will determine the specific criteria surrounding other equity issuances under the new equity incentive plan in the future. The following generally describes the terms of the plan.
       A total of 2,000,000 shares of our common stock has been reserved for issuance under the Plan; provided, however, that commencing on the first day of our fiscal year beginning in calendar year 2006, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (1) 400,000 shares or (2) 2% of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. All such shares of our common stock that are available for the grant of awards under the Plan may be granted as incentive stock options. When section 162(m) of the Internal Revenue Code, or the Code, becomes applicable, the maximum aggregate number of shares that will be subject to stock options or stock appreciation rights that may be granted to any individual during any fiscal year will be 400,000 and the maximum aggregate number of shares that will be subject to awards of restricted stock, deferred shares, unrestricted shares or other stock-based awards that may be granted to any individual during any fiscal year will be 400,000.
       The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors including a committee that complies with the applicable requirements of section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee being sometimes referred to as the “plan administrator”). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, key employees, and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

       We may issue incentive stock options or non-qualified stock options under the Plan. The incentive stock options granted under the Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code and may only be granted to our employees or any employee of any subsidiary of the Company. The option exercise price of all stock options granted under the Plan will be determined by the plan administrator, except that any incentive stock option or any stock option intended to qualify as performance-based compensation under section 162(m) of the Code will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Further, the exercise price of incentive stock options granted to stockholders who own greater than 10% of the voting stock will not be granted at a price less than 110% of the fair market value of the stock on the date of grant. The term of all stock options granted under the Plan will be determined by the plan administrator, but may not exceed ten years (five years for incentive stock options granted to stockholders who own greater than 10% of the voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as nonqualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable stock option agreement.
       Unless the applicable stock option agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than cause, retirement, disability or death, such optionee’s stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and will expire thereafter. Unless the applicable stock option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to retirement, disability or death, such optionee’s stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will expire thereafter. Stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding stock options will expire at the commencement of business on the date of such termination.
       In the event of a change in control (as defined below), unless each outstanding stock option is assumed, continued or substituted pursuant to the change in control transaction’s governing document, such stock options will become fully vested and exercisable immediately prior to the effective date of such change in control and will expire upon the effective date of such change in control. Unless otherwise determined by the plan administrator and evidenced in an award agreement, if a change in control transaction occurs that includes a continuation, assumption or substitution of stock options, and an optionee’s employment with the Company or any acquiring entity or affiliate thereof is terminated by the employer other than for cause on or after the effective date of the change in control but prior to the first anniversary of the effective date of the change in control, then 50% of the optionee’s outstanding and unvested options will become fully vested and exercisable as of the date of such termination and the restrictions will lapse (or performance goals will be deemed to be achieved) with respect to 50% of the shares covered by any other award. The term “change in control” generally means: (1) any person or entity (other than (a) an affiliate of Fortress or any managing director, general partner, director, limited partner, officer or employee of any such affiliate of Fortress or (b) any investment fund or other entity managed directly or indirectly by Fortress or any general partner, limited partner, managing member or person occupying a similar role of or with respect to any such fund or entity) becomes the beneficial owner of securities of the Company representing 50% of the Company’s then outstanding voting power; (2) the consummation of a merger of the Company or any subsidiary of the Company with any other corporation, other than a merger immediately following which the board of directors of the Company immediately prior to the merger constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof; or (3) the Company’s stockholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale of all or substantially all of the Company’s assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by Company stockholders following the transaction in substantially the same proportions as their ownership of the Company immediately prior to the transaction or (b) a sale of such assets immediately following which the board of directors of the Company immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or, if that entity is a subsidiary, the ultimate parent thereof. Notwithstanding the foregoing, a change in control will not be deemed to occur by reason of our initial public offering.
       Stock appreciation rights, or SARs, may be granted under the Plan either alone or in conjunction with all or part of any stock option granted under the Plan. A stand alone SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator. An SAR granted in conjunction with all or part of a stock option under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related stock option. In the event of a participant’s termination of employment or service, stand alone SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator on or after the date of grant, while SARs granted in conjunction with all or part of a stock option will be exercisable at such times and subject to terms and conditions as set forth for the related stock option. SARs will be designed to comply with Section 409A of the Internal Revenue Code.
       Restricted shares, deferred shares and performance shares may be granted under the Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and shares of preferred stock generally have all of the rights of a stockholder. With respect to deferred shares, during the restricted period, subject to the terms and conditions imposed by the plan administrator, the deferred shares may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted shares, deferred shares and/or performance shares. Subject to the provisions of the Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant’s termination of employment or service, a participant’s death or disability or the occurrence of a change in control as provided in the applicable award agreement.
       Messrs. Leeds and Edwards, Dr. Waxman and Ms. Clegg will each be granted a number of shares of restricted common stock on the date immediately following the consummation of the offering equal in value to $300,000, based on the fair market value of our shares on the date of grant. These restricted shares will become vested in three equal portions on the last day of each of our fiscal years 2006, 2007 and 2008, provided the director is still serving as of the applicable vesting date. The independent directors holding these shares of restricted stock will be entitled to any dividends that become payable on such shares during the restricted period so long as such directors continue to serve us as directors as of the applicable record dates.
       Except as otherwise provided by the plan administrator, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of the Plan, each of our independent directors who is serving following such annual meeting will automatically be granted under the Plan a number of unrestricted shares of our common stock having a fair market value of $15,000 as of the date of grant; however, those of our independent directors who are granted the restricted common stock described above upon the consummation of our initial public offering will not be eligible to receive these automatic annual grants.

       In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in (1) the aggregate number of shares reserved for issuance under the Plan, (2) the maximum number of shares that may be granted to any participant in any calendar or fiscal year, (3) the kind, number and exercise price subject to outstanding stock options and SARs granted under the Plan, and (4) the kind, number and purchase price of shares subject to outstanding awards of restricted shares, deferred shares, performance shares or other stock-based awards granted under the Plan, provided that no such adjustment will cause any award under the Plan that is or becomes subject to section 409A of the Code to fail to comply with the requirements of that section. In addition, the plan administrator, in its discretion, may terminate all awards with the payment of cash or in-kind consideration.
       The terms of the Plan provide that the board may amend, alter or discontinue the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator, however, reserves the right to amend, modify or supplement an award to either bring it into compliance with Section 409A of the Internal Revenue Code, or to cause the award not to be subject to such Section. Unless the board determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on October 13, 2015.
       Effective as of the date of the completion of the series of formation transactions described in “Business — History,” the Restricted Stock Plans described above were merged into the Plan.
401(k) Plans
       Each of Alterra and BLC maintains retirement plans qualified under Section 401 of the Internal Revenue Code, which plans are substantially similar, and which cover all of their respective employees. All employees, subject to certain regulatory qualifications, who have completed the minimum one year service requirement and who are at least 21 years of age, with respect to the BLC 401(k) plan and 19 years of age, with respect to the Alterra 401(k) plan are eligible to participate in the 401(k) plans.
       Pursuant to the 401(k) plans, employees may elect to defer up to 22% of their salary under the Alterra 401(k) plan and up to 90% of their compensation under the BLC plan (not to exceed the statutorily prescribed annual limits) and have the deferrals contributed to the respective 401(k) plans.
       Alterra and BLC have made discretionary contributions to the 401(k) plans. Under the 401(k) plans, an employee’s benefits from matching contributions are: (a) 20% vested after one year of service, (b) 40% vested after two years of service, (c) 60% vested after three years of service, (d) 80% vested after four years of service and (e) 100% vested after five years of service. The 401(k) plans may be amended or terminated at any time; however, upon termination of the plan all amounts credited to an employee’s account become 100% vested.
       As soon as administratively feasible after the combination, these two 401(k) plans will be merged.
Employment Contracts, Termination of Employment and Change-in-Control Arrangements
Prior Employment Agreement
       Alterra entered into an employment agreement with Mark W. Ohlendorf, dated May 16, 2003, or the Prior Employment Agreement, which has been superseded by his current employment agreement, which is described in “— Current Employment Agreements” below. The Prior Employment Agreement extended until December 31, 2005, following which the agreement would automatically extend on an annual basis for one additional year, unless notice not to renew was given 90 days prior to the expiration of its term.

       Under the Prior Employment Agreement, Mr. Ohlendorf served as President and Chief Financial Officer of Alterra, and received an initial annual base salary of $350,000, with annual increases commencing with the 2004 calendar year of at least $10,000. The Prior Employment Agreement provided for an initial incentive bonus of $220,000, with subsequent annual incentive bonuses up to 50% of Mr. Ohlendorf’s base salary, and Mr. Ohlendorf would not be entitled to any other bonuses other than the bonuses described above. The Prior Employment Agreement also provided that Mr. Ohlendorf would be eligible to participate in all employee benefit plans maintained by Alterra for senior executives during the term of the agreement, and Alterra would contribute for his benefit, $25,000 in the aggregate, to pension, profit sharing, retirement or other deferred compensation plans or programs in which he participates. Under the Prior Employment Agreement, Mr. Ohlendorf was also entitled to a monthly automobile allowance of $600.
       The Prior Employment Agreement provided that Mr. Ohlendorf would receive severance payments and benefits in the event of termination of his employment by Alterra other than for “cause” (as defined in the agreement) or by the executive with “good reason” (as defined in the agreement), or by reason of disability. These severance payments include, for 12 months following the date of termination of employment, continuation of annual base salary and continuation, at Alterra’s expense, of group health plan benefits, life insurance, long-term disability benefits, and other employee benefit plans or programs, to the extent permissible under the terms of such plans or law. The severance payments and benefits otherwise due if Mr. Ohlendorf’s employment is terminated by Alterra other than for cause or by him for good reason, would not have been paid if Mr. Ohlendorf had breached certain covenants in the Prior Employment Agreement, including noncompetition and confidentiality restrictions and the requirement to return company property.
Current Employment Agreements
       Each of Alterra and BLC (each, an employer) have, along with the Company, entered into employment agreements with several of their respective employees in August and September 2005, or the Employment Agreements. Other than the positions and salary and bonuses, these Employment Agreements are substantially the same, except as noted below. Alterra and the Company have entered into an employment agreement with Mark W. Ohlendorf and Kristin A. Ferge. Mr. Ohlendorf’s agreement supersedes the Prior Employment Agreement. BLC and the Company have entered into employment agreements with each of Mark J. Schulte, John P. Rijos, R. Stanley Young and Deborah C. Paskin. Upon the completion of the series of formation transactions described in “Business — History,” the Company became the employer of each of these executives.
       The executives’ positions, annual base salaries and target bonuses for the first fiscal year following the effective date of the employment agreements are set forth below:

	Annual Base	Target
Name/ Title	Salary	Bonus

Mark J. Schulte — Chief Executive Officer	$200,000	$200,000
Mark W. Ohlendorf — Co-President	$200,000	$300,000
John P. Rijos — Co-President	$200,000	$200,000
R. Stanley Young — Executive Vice President and Chief Financial Officer	$175,000	$150,000
Kristin A. Ferge — Executive Vice President and Treasurer	$175,000	$150,000
Deborah C. Paskin — Executive Vice President, Secretary and General Counsel	$150,000	$100,000
       Under the Employment Agreements, the executives’ bonuses for the first fiscal year commencing after the effective date of the Employment Agreements will be paid 50% in cash and 50% in restricted shares of Company common stock pursuant to the Company’s Omnibus Stock Incentive Plan described in “— Omnibus Stock Incentive Plan” above. After the first fiscal year of the

Company following the effective date of the Employment Agreements, the executives’ respective bonuses will be based on achievement of certain performance standards as determined by the board of directors in its discretion, and may be payable in a combination of cash and vested shares of common stock in the board of directors’ discretion; however, bonus amounts that exceed the executives’ target bonuses for the first fiscal year may be paid in unvested restricted shares of Company common stock, as determined by the board of directors in its discretion.
       The Employment Agreements have three year initial terms at the end of which the agreements automatically extend on an annual basis for up to two additional one year terms, unless notice not to renew an agreement is given 90 days prior to the expiration of its term. The Employment Agreements provide that the executives will be entitled to all the usual benefits offered to employees at the executives’ levels including, vacation, sick time, participation in the employer’s 401(k) retirement plan and medical, dental and insurance programs, all in accordance with the terms of such plans and programs in effect from time to time.
       The Employment Agreements provide that, in the event of termination of employment by the employer other than a termination for “cause” (as defined in the agreement), or by the executives with “good reason” (as defined in the agreement), and the termination is not within 12 months following a “change of control” (as defined in the Employment Agreements), the executives will receive severance payments and benefits, upon signing a release of claims in a form adopted by the employer, or the Release, provided the executives comply with any restrictive covenants by which the executives are bound. These severance payments and benefits are composed of continuation of annual base salary for six months following the date of termination of employment and continuation, at the employer’s expense, of coverage under the employer’s medical plan until the earlier of six months following the date of termination of employment or the period of time until the executive becomes eligible under the medical benefits program of a new employer.
       In the event of a change of control, and the executives’ employment is terminated within 12 months following the change in control either by the employer (or a successor) without cause, or by the executives for good reason, then, provided the executives sign the Release and comply with any restrictive covenants by which the executives are bound, the executives will be entitled to, for 12 months following the date of termination of employment, continuation of annual base salary (at the rate in effect at the time of termination, or if higher, immediately prior to the change of control) and continuation of coverage under the employer’s medical plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements With Stockholders
General
       In connection with the series of formation transactions described in “Business — History,” we entered into various agreements with respect to our governance and our common stock. The following is a summary of material provisions of these agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the respective agreements, a copy of each of which is filed as exhibits hereto. Each of the following agreements resulted from negotiations between our management and our significant stockholders, including our majority stockholder, Fortress. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.
Stockholders Agreement
       Upon the consummation of this offering, we will enter into a Stockholders Agreement with FBA, Fortress Investment Trust II, FIT-ALT Investor and Health Partners (the “Stockholders Agreement”). The Stockholders Agreement provides these stockholders with certain rights with respect to the designation of directors to our board of directors as well as registration rights for our securities owned by them.
Designation of Directors
       The Stockholders Agreement requires that each of FBA, Fortress Investment Trust II, FIT-ALT Investor and their respective affiliates and permitted transferees (collectively referred to in this prospectus as the “Fortress Stockholders”) and Health Partners and its affiliates and permitted transferees (collectively referred to in this prospectus as the “HP Stockholders”) vote or cause to be voted all of our voting stock beneficially owned by each and to take all other reasonably necessary action so as to elect to our board of directors the following:

•	so long as the Fortress Stockholders beneficially own (i) more than 50% of the voting power of the Company, four directors designated by FIG Advisors LLC, an affiliate of Fortress (“FIG Advisors”), or such other party designated by Fortress; (ii) between 25% and 50% of the voting power of the Company, three directors designated by FIG Advisors; (iii) between 10% and 25% of the voting power of the Company, two directors designated by FIG Advisors; and (iv) between 5% and 10% of the voting power of the Company, one director designated by FIG Advisors; and

•	so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company, one director designated by Health Partners.
       If at any time the number of our directors entitled to be designated by FIG Advisors or HP pursuant to the Stockholder Agreement shall decrease, within 10 days thereafter, FIG Advisors or HP, as applicable, shall cause the appropriate number of directors to resign and any such vacancy shall be filled by a majority vote of our board of directors.
       In accordance with the Stockholders Agreement, FIG Advisors will designate Wesley R. Edens and William Doniger and Health Partners will designate Bradley E. Cooper to our board of directors.
Registration Rights
       Demand Rights. We have granted to the Fortress Stockholders and the HP Stockholders, in each case for so long as such stockholders collectively and beneficially own an amount of our common stock at least equal to 5% or more of our common stock issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”) “demand” registration rights that allow them at any time after six months following the consummation of this offering to request that we register under the Securities Act of 1933, as amended, an amount equal to or greater than 5% of our stock that they own. Each of the Fortress Stockholders and the HP Stockholders is entitled to an aggregate of two demand registrations. We are not required to maintain the effectiveness of the registration statement for more than 60 days. We are also not required to effect any demand registration within six months of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within four months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements.
       Piggyback Rights. For so long as they beneficially own an amount of our common stock at least equal to 1% of our common stock issued and outstanding immediately after the consummation of this offering, the Fortress Stockholders and the HP Stockholders also have “piggyback” registration rights that allow them to include the shares of common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that have registration rights. The “piggyback” registration rights of these stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.
       Shelf Registration. We have granted each of the Fortress Stockholders and the HP Stockholders, for so long as each beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statement continuously effective and our right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders. In addition, each of the Fortress Stockholders and HP Stockholders which have not made a request for a shelf registration may elect to participate in such shelf registration within ten days after notice of the registration is given.
       Indemnification; Expenses. We have agreed to indemnify each of the Fortress Stockholders and the HP Stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell shares of our common stock, unless such liability arose from such stockholder’s misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the Stockholders Agreement, and the Fortress Stockholders and HP Stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the Stockholders Agreement.
Registration Rights Agreement With Emeritus and NW Select
       In the event Emeritus and NW Select are unable to sell all of our shares of common stock offered by them in this offering, we have agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with Emeritus and NW Select immediately after the consummation of this offering.
       Demand Rights. Pursuant to the Registration Rights Agreement, Emeritus, NW Select and their respective affiliates and permitted transferees (collectively, the “ENW Stockholders”), for so long as they beneficially own a Registrable Amount, will have one “demand” registration right that allows the ENW Stockholders, at any time, to request that we register under the Securities Act an amount equal to or greater than 5% of our stock owned by the ENW Stockholders. The ENW Stockholders are collectively entitled to one demand registration. We are not required to maintain the effectiveness of the registration statement for more than 60 days. We are also not required to effect any demand registration within six months of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within four months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements.
       Piggyback Rights. For so long as they beneficially own a Registrable Amount, the ENW Stockholders also have “piggyback” registration rights that allow them to include the shares of common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that have registration rights. The “piggyback” registration rights of these stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. In the event that the ENW Stockholders are unable to sell all of our shares of common stock offered by them in this offering due to underwriter cutbacks, then the ENW Stockholders shall be entitled to one additional piggyback registration right even if they cease to own a Registrable Amount after the consummation of this offering.
       Indemnification; Expenses. We have agreed to indemnify each of the ENW Stockholders against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell shares of our common stock, unless such liability arose from such stockholder’s misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the Registration Rights Agreement, and the ENW Stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the Registration Rights Agreement.
Governance Agreement
       In September 2005, we entered into a Governance Agreement with FBA, Fortress Investment Trust II and Health Partners (the “Governance Agreement”). Each of FBA and Fortress Investment Trust II is an affiliate of Fortress, our largest stockholder. Pursuant to the Governance Agreement, each of FBA and Fortress Investment Trust II and FIT-ALT Investor, and their respective affiliates and permitted transferees (collectively, the “Fortress Fund Stockholders”) and the HP Stockholders shall vote or cause to be voted all of our voting stock beneficially owned by each and take all other reasonably necessary action so as to elect to our board of directors one director designated by the HP Stockholders. The Governance Agreement shall terminate automatically upon the consummation of this offering and be of no further force or effect.
       In addition, during the term of the Governance Agreement, certain actions taken by us, including with respect to any increase in our capital stock and the acquisition or disposition of any asset, require the approval of the director designated by the HP Stockholders.
Stockholders Agreement with Emeritus and NW Select
       On June 29, 2005, we entered into a Stockholders and Voting Agreement with FIT-ALT Investor, Emeritus and NW Select (the “ENW Stockholders Agreement”). Among other things, the ENW Stockholders Agreement requires the ENW Stockholders to vote all of our shares of common stock beneficially owned by them as directed by FIT-ALT Investor or its transferees. In addition, the ENW Stockholders may not transfer the shares of our common stock that they beneficially own other than to their permitted transferees.
       The ENW Stockholders Agreement shall terminate automatically upon the consummation of this offering and be of no further force or effect.

Conveyance Agreement
       In September 2005, we entered into a conveyance agreement with certain equity holders of BLC, FEBC-ALT Investors (Alterra’s indirect parent company) and Fortress CCRC, including several affiliates of Fortress. Pursuant to this conveyance agreement, three separate wholly-owned subsidiaries of ours were merged with and into BLC, FEBC-ALT Investors and Fortress CCRC, respectively, and the equity holders of these entities received an aggregate of 58,000,000 shares of our common stock in exchange for all of their equity interests in these entities and became direct owners of 100% of our common stock prior to this offering. Pursuant to the conveyance agreement, we have agreed to indemnify each of such former equity holders of BLC, FEBC-ALT Investors and Fortress CCRC from any damages suffered by such equity holders as a result of breaches of representations and warranties made by us in the conveyance agreement. We believe the terms of the conveyance agreement are reasonable and customary for transactions of this type. See “Business — History” for a further description of these transactions and “Principal and Selling Stockholders” for a list of the equity holders.
Acquisition of Membership Interests of FEBC-ALT Investors by FIT-ALT Investor
       In June 2005, we entered into a Membership Interest Purchase Agreement with FIT-ALT Investor, Emeritus and NW Select. Pursuant to this agreement, FIT-ALT Investor purchased from Emeritus and NW Select membership interests in FEBC-ALT Investors representing approximately 25% of the membership interests in FEBC-ALT Investors for an aggregate purchase price of $50.0 million. In connection with this transaction, FEBC-ALT Investors paid a preferred distribution of $20.0 million to FIT-ALT Investor in connection with its membership interest in FEBC-ALT Investors. FIT-ALT Investor used the proceeds of the distribution to pay a portion of the purchase price. In addition, pursuant to this agreement, each of Emeritus and NW Select agreed to sell in this offering all of the shares of our common stock received by them in September 2005 in exchange for their membership interests in FEBC-ALT Investors. Also, we agreed to indemnify each of Emeritus and NW Select against various liabilities in connection with this offering. The terms of the Membership Interest Purchase Agreement were negotiated on an arms-length basis and were comparable to the terms that could have been obtained from independent third parties.
       In August 2005, FIT-ALT Investor, Emeritus and NW Select entered into an amendment of the limited liability company agreement of FEBC-ALT Investors. Pursuant to this amendment, FIT-ALT Investor exchanged a preferred distribution of approximately $7.1 million from FEBC-ALT Investors to which FIT-ALT Investor was entitled to under FEBC-ALT Investors’ limited liability company agreement for additional membership interests in FEBC-ALT Investors.
Provident
       Darryl W. Copeland, Jr., previously the chief executive officer, president and chairman of the board of trustees of Provident, was, until April 2004, a member of the boards of directors of both BLC and Alterra. Mr. Copeland also was a managing director of Fortress Capital Finance, an affiliate of Fortress, from August 2001 until April 2004. Provident is party to the sale-leaseback arrangements described in “Business — Leases — Provident Sale-Leasebacks.” The terms of the Provident sale-leaseback arrangements were negotiated on an arms-length basis and we believe the terms are reasonable and customary for transactions of this type.
Chambrel
       In December 2001, a wholly-owned subsidiary of BLC entered into agreements to purchase the Chambrel Portfolio, for which it made earnest money deposits in the aggregate amount of $4.0 million. The deposits were funded with the proceeds of advances made to BLC by Capstead Mortgage Corporation, or Capstead, a publicly traded company in which an affiliate of Fortress held an interest at the time. Fortress no longer has any interest in Capstead. In connection with the closing, BLC assigned its rights under the purchase and sale agreements to subsidiaries of Capstead and entered into seven operating leases with subsidiaries of Capstead. On October 31, 2002, Capstead sold the Chambrel at Windsong Care Center in Akron, Ohio, an 83-bed skilled nursing center, and terminated the related operating lease. The net cost of the remaining six facilities, consisting of 1,394 units, was approximately $148.7 million (including the assumption of approximately $120.6 million of debt). While the terms of the agreement to purchase resulted from negotiations between two affiliates of Fortress, we believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.
Battery Park City
       As of September 2001, BLC’s The Hallmark at Battery Park City facility was encumbered by a $49.1 million first mortgage loan and certain hedging contracts, all of which were guaranteed by BLC. Subsequent to the terrorist attacks of September 11, 2001, the lenders declared the loan and hedging contracts to be in default and notified BLC of an acceleration of the first mortgage loan and demand for performance pursuant to the guaranty. In September 2002, FRIT BPC Acquisition LLC, or FRIT BPC, an affiliate of Fortress, purchased the loan with a balance of $50.2 million, including principal, accrued interest, default interest and late charges. On December 26, 2002, the loan was modified to provide for: (i) the payment of interest at LIBOR plus 2.70%, payable to the extent of cash flow through September 30, 2003 and monthly thereafter; (ii) quarterly payments of principal to the extent of cash flow (as defined); and (iii) a scheduled maturity date of December 31, 2004, with an option for BLC to extend the maturity date to December 31, 2005.
       The facility was also encumbered by a mezzanine loan in the maximum principal amount of $8.5 million, with a balance of $9.8 million including accrued interest, which was purchased by FRIT BPC in December 2002. On January 30, 2003, the mezzanine loan was amended to extend the scheduled maturity date of December 31, 2004, with an option for BLC, to extend the maturity date to December 31, 2005. In connection with the purchase, BLC granted the seller of the mezzanine loan a 25% equity interest in the facility pursuant to an equity participation agreement.
       In November 2004, BLC paid the seller of the mezzanine loan $100,000 to terminate the equity participation agreement. FRIT BPC reimbursed BLC for this payment. On March 30, 2005, BLC completed a refinancing of five facilities, including The Hallmark, Battery Park City, and repaid the FRIT BPC first mortgage and mezzanine loans. See “Description of Indebtedness — Guaranty Bank Mortgage Loan.” We intend to use a portion of the net proceeds of this offering to repay a portion of the Guaranty Bank Mortgage Loan. See “Use of Proceeds.” We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.
Grand Court
       In January 2001, BLC acquired a 45% interest in GFB-AS Investors, LLC, or GFB, for approximately $5.7 million. GFB, in turn, acquired the equity interests of the general partners in various limited partnerships, or GC LPs, each of which owned one or two senior living facilities, and each of which were previously owned by affiliates of Grand Court, together with management contract rights. A wholly-owned subsidiary of BLC entered into management consulting agreements with each of the GC LPs. The total initial investment in GFB was approximately $12.8 million, of which BLC’s share was approximately $5.7 million and was funded from the proceeds of a loan made by an affiliate of Fortress. In September 2002, the members of GFB contributed approximately $2.6 million to fund additional purchases of limited partnership interests in certain GC LPs and to provide loans to various partnerships, of which BLC’s share was approximately $1.2 million. BLC’s share was funded by a loan from an affiliate of Fortress. In May 2003, BLC purchased the remaining 55% interest in GFB for net cash consideration of approximately $10.5 million, including closing costs, which was funded by a loan from the stockholders of FBA. We believe the terms and conditions set forth in the agreements are reasonable and customary for transactions of this type. During the first quarter of 2004, 14 of the limited partnerships sold the facilities that they owned to

Ventas for approximately $114.6 million based on their appraised value of approximately $110.0 million and, in connection with such sales, certain subsidiaries of BLC entered into and became the tenants under master leases with Ventas. As of March 31, 2004 and September 30, 2005 the lease coverage pursuant to the Ventas Lease was 1.17:1.00 and 1.11:1.00, respectively. The leases were guaranteed by BLC. For a more detailed description of the Ventas transaction, see “Business — Leases — Ventas Lease Arrangement with BLC.”
SNH
       On February 28, 2003, AHC Trailside, Inc., a subsidiary of Alterra, entered into and became the tenant under a lease, or the SNH Lease, with SNH ALT Leased Properties Trust, or SNH, for 25 assisted living properties. Simultaneously with the entering into of the SNH Lease, SNH ALT Mortgaged Property Trust, an affiliate of SNH, made a $6.9 million loan, or the SNH Loan, to Pomacy Corporation, a wholly owned subsidiary of Alterra. At such time, the SNH Lease and SNH Loan were subject to cross-defaults, cross-guarantee and cross-collateralization. In December 2003, in connection with Alterra’s reorganization, FIT-ALT SNH Loan LLC, a subsidiary of Fortress, purchased the SNH Loan from SNH ALT Mortgaged Property Trust for an amount equal to the outstanding principal balance of the SNH Loan plus accrued interest, the SNH Lease and SNH Loan were amended to eliminate the cross-defaults, cross-guarantees and cross-collateralization between the SNH Loan documents and the SNH Lease documents, and Alterra paid SNH $1.0 million as consideration for the agreement to sell the SNH Loan. Pomacy repaid the SNH Loan in full during 2004 with the proceeds of sale of all but one of the properties mortgaged to secure such loan and obtained a release of the mortgage on the remaining property for a final payment of $1.5 million. The purchase and amendment of the SNH Loan resulted from negotiations with affiliates of Fortress, our majority stockholder. As a result, these matters were not approved at arm’s length; however, we believe the terms and conditions set forth in such agreement were reasonable and customary for transactions of this type.
The NBA
       The NBA is a 501(c)(3) not-for-profit organization founded in 1887. As a result of deteriorating operating performance and unsuccessful negotiations to restructure the NBA’s debt and management, bonds issued by the NBA were trading at a discount to their par value. In January and February 2004, FIT CCRC LLC, an affiliate of Fortress, acquired $44.7 million aggregate amount of the NBA bonds. Fortress helped form the unsecured creditors’ committee to lead a restructuring of the NBA. In February 2004, the NBA elected to file for bankruptcy protection. In September 2004, Fortress CCRC negotiated an asset purchase agreement to acquire the Fortress CCRC Portfolio from the NBA, and was subsequently selected as the winning bidder through a bankruptcy auction in December 2004. The acquisition closed in April and May 2005. Proceeds from the sale of these facilities and cash from the NBA were used to fund a plan of reorganization, which included repayment in full of the bonds owned by FIT CCRC LLC.
Loan to Mark J. Schulte
       In October 2000, BLC loaned approximately $2.0 million to our chief executive officer, Mark J. Schulte. In exchange, BLC received a ten-year, secured, non-recourse promissory note from Mr. Schulte, which bears interest at a rate of 6.09% per annum, 2.0% of which is payable in cash the remainder of which accrues and will be paid at maturity on October 2, 2010. The greatest outstanding amount of indebtedness due on the note within our last fiscal year was approximately $2.4 million, and the amount outstanding as of September 30, 2005 was approximately $2.4 million. The note was secured by Mr. Schulte’s membership interests in FBA, an affiliate of Fortress and the former holder of a majority of the outstanding common stock of BLC. The loan to Mark J. Schulte resulted from negotiations between Mr. Schulte, our chief executive officer, and Fortress, our largest stockholder. As a result, some of the terms of this loan may not have been as favorable to us as if such loan was negotiated with an unaffiliated third party. In connection with the combination transactions in September 2005, BLC and Mr. Schulte substituted as collateral for this loan 115,159 shares of our common stock received by Mr. Schulte in exchange for his membership interests in FBA.
Exchange and Stockholder Agreement with Mark Schulte
       In connection with the combination transactions in September 2005, we entered into an exchange and stockholders agreement with Mark Schulte, our chief executive officer, and FBA, with respect to 248,723 shares of our common stock acquired by Mr. Schulte from FBA in exchange for his membership interests in FBA. This agreement provides Mr. Schulte with certain participation rights in any sale of our common stock by FBA and requires him to consent to any business combination transactions involving us. In addition, this agreement restricts the transfer of these shares of our common stock by Mr. Schulte. This agreement terminates automatically upon the consummation of this offering and shall be of no further force and effect. We believe the terms and conditions set forth in such agreement are reasonable and customary for a transaction of this type.
Stockholder Agreement with Paul Froning
       On September 14, 2005, BLC entered into a stockholders agreement with Paul Froning, a member of our management, and FBA, with respect to 25 shares of common stock of BLC acquired by Mr. Froning pursuant to BLC’s restricted stock plan. This agreement provides Mr. Froning with certain participation rights in any sale of our common stock by FBA and requires him to consent to any business combination transactions involving us. This agreement terminates automatically upon the consummation of this offering and shall be of no further force and effect. We believe the terms and conditions set forth in such agreement are reasonable and customary for a transaction of this type.

PRINCIPAL AND SELLING STOCKHOLDERS
       Prior to this offering, all of the ownership interests in the Company were beneficially owned by affiliates of Fortress, Health Partners, Emeritus, NW Select and certain members of our management.
       The following table sets forth the total number of shares of our common stock beneficially owned, and the percent so owned, as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by us to be the beneficial owner of more 5% of our common stock, (ii) each of our directors and named executive officers (iii) all directors and executive officers as a group, and (iv) the selling stockholders.
       Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.
       The percentage of beneficial ownership of our common stock before this offering is based on 58,000,000 issued shares of our common stock outstanding as of November 21, 2005. The percentage of beneficial ownership of our common stock after this offering is based on 64,900,000 shares of our common stock outstanding. The table assumes that the underwriters will not exercise their over allotment option to purchase up to 1,660,800 shares of our common stock.

	Shares			Shares
	Beneficially			Beneficially
	Owned Before			Owned After
	Offering			Offering
			Shares
	Number		Being	Number
Name of Beneficial Owner	of Shares(2)	Percent	Offered	of Shares	Percent

Executive Officers and Directors(1)
Wesley R. Edens(3)	43,157,000	74.4%	—	43,157,000	66.5%
Mark J. Schulte	690,829	1.2%	—	690,829	1.1%
Mark W. Ohlendorf	300,000	*	—	300,000	*
John P. Rijos	442,106	*	—	442,106	*
R. Stanley Young	378,939	*	—	378,939	*
Deborah C. Paskin	189,479	*	—	189,479	*
Kristin A. Ferge	112,500	*	—	112,500	*
William B. Doniger	—	—	—	—	—
Jackie M. Clegg	—	—	—	—	*
Bradley E. Cooper(5)(6)	7,844,625	13.5%	—	7,844,625	12.1%
Jeffrey G. Edwards	—	—	—	—	*
Jeffrey R. Leeds	—	—	—	—	*
Samuel Waxman	—	—	—	—	*
All directors and executive officers as a group (13 persons)	53,115,478	91.6%	—	53,115,478	81.8%
5% Stockholders
Fortress Investment Holdings LLC(3)(4)	43,157,000	74.4%	—	43,157,000	66.5%
Health Partners(4)(5)(6)	7,844,625	13.5%	—	7,844,625	12.1%
Selling Stockholders
Emeritus Corporation(7)(8)	2,086,000	3.6%	2,086,000	—	—
NW Select LLC(7)(9)	2,086,000	3.6%	2,086,000	—	—

*	Less than 1%
(1)	The address of each officer or director listed in the table below, except Mark W. Ohlendorf and Kristin A. Ferge, is: c/o Brookdale Senior Living Inc., 330 North Wabash, Suite 1400, Chicago, Illinois 60611. The address of Mark W. Ohlendorf and Kristin A. Ferge is c/o Brookdale Senior Living Inc., 6737 W. Washington St., Suite 2300, Milwaukee, Wisconsin 53214.
(2)	Consists of shares held, including restricted shares.
(3)	Includes 13,228,000 shares held by FIT-ALT Investor LLC, 20,000,000 shares held by Fortress Investment Trust II and 9,929,000 shares held by Fortress Brookdale Acquisition LLC. FIT-ALT Investor LLC is a wholly-owned subsidiary of Fortress Investment Trust II, which is a wholly-owned subsidiary of Fortress Investment Fund II LLC. Fortress Investment Fund II LLC is managed by its managing member, Fortress Fund MM II LLC, which is managed by its managing member Fortress Investment Group LLC. Fortress Brookdale Acquisition LLC is majority owned by Fortress Registered Investment Trust, which is 100% owned by Fortress Investment Fund LLC. Fortress Investment Fund LLC is managed by its managing member, Fortress Fund MM LLC, which is managed by its managing member Fortress Investment Group LLC. Fortress Investment Group LLC is 100% owned by Fortress Investment Holdings LLC. Fortress Investment Holdings LLC is an entity that is owned by certain individuals, including Wesley R. Edens, our Chairman of the board. By virtue of his ownership interests in Fortress Investment Holdings LLC, Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by Fortress Investment Holdings LLC. Mr. Edens disclaims beneficial ownership of such shares.
(4)	The address of Fortress Investment Holdings LLC is 1251 Avenue of the Americas, 16th Floor, New York, New York 10020. The address of Health Partners is c/o Capital Z Management, LLC, 54 Thompson Street, New York, New York 10012.
(5)	Bradley E. Cooper, who is one of our directors, is a shareholder of Capital Z Partners, Ltd., the ultimate general partner of Capital Z Financial Services Fund II, L.P., which is the managing partner of Health Partners. Mr. Cooper owns 5.7% of the voting capital stock of Capital Z Partners, Ltd. Mr. Cooper disclaims beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z.
(6)	Consists of 7,844,625 shares held by Health Partners. Health Partners is managed by its managing partner, Capital Z Financial Services Fund II, L.P. Capital Z Partners Ltd. is the general partner of Capital Z Financial Services Fund II, L.P. Bob Spass, Bradley E. Cooper and Mark Gormley are shareholders of Capital Z Partners, Ltd. By virtue of their ownership interests in Capital Z Partners, Ltd., Messrs. Spass, Cooper, and Gormley may be deemed to beneficially own the shares listed as beneficially owned by Health Partners.
(7)	The address of Emeritus Corporation is 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. The address of NW Select LLC is 600 University Street, Suite 2500, Seattle, Washington 98101.
(8)	Consists of 2,086,000 shares held by Emeritus Corporation. Daniel R. Baty is the chairman and chief executive officer of Emeritus Corporation and beneficially owns 28.5% of Emeritus Corporation common stock. By virtue of his positions with and ownership interest in Emeritus Corporation, Mr. Baty may be deemed to beneficially own the shares listed as beneficially owned by Emeritus Corporation.
(9)	Consists of 2,086,000 shares held by NW Select LLC. NW Select LLC is managed by its managing member, Daniel R. Baty. By virtue of his management control of NW Select LLC, Mr. Baty may be deemed to beneficially own the shares listed as beneficially owned by NW Select LLC.

DESCRIPTION OF INDEBTEDNESS
The GECC Mortgage Loan
       General. Subsidiaries of Fortress CCRC are borrowers under a mortgage loan made on April 5, 2005 by General Electric Capital Corporation, or GECC, and Merrill Lynch Capital, which we refer to as the GECC mortgage loan, with a current balance of $105.8 million. If certain financial covenants in the GECC mortgage loan are satisfied, the borrowers have the option to borrow up to an additional $30.0 million as a one-time advance.
       Security for the Mortgage Loan. The GECC mortgage loan is secured by (i) mortgage liens on the borrowers’ fee interests in six facilities comprising the Fortress CCRC Portfolio, (ii) a security interest in substantially all of the borrowers’ personal property and fixtures, (iii) a pledge of the membership interests (or equivalent equity interests) of each of the borrowers, (iv) a guaranty for typical non-recourse carveouts by us, and (v) a $10.0 million limited guaranty by us for certain capital improvements to be completed at the facilities.
       Interest Rate. The GECC mortgage loan has an interest rate equal to the 30-day LIBOR plus a margin of 3.0% per annum (which margin is reduced to 2.75% per annum if certain financial covenants are satisfied).
       Interest Rate Swap. In connection with the GECC mortgage loan we entered into an interest rate swap with Merrill Lynch Capital Services to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate through January 22, 2008. The notional amount of the interest rate swap is $108.0 million of which $2.2 will be redesignated and we pay a fixed rate of 3.615% and receive one-month LIBOR.
       Prior to closing the financing we entered into an additional $12.0 million amortizing interest rate swap where we pay a fixed rate of 3.615% and receive one-month LIBOR. We intend to redesignate this swap to the estimated debt financing to be obtained in connection with the six facilities currently leased but expected to be purchased.
       Payment Terms. For the first four years of the GECC mortgage loan, we are required to make monthly payments in arrears of interest only. Commencing on April 1, 2009, we will also be required to make a monthly principal amortization payment based upon the outstanding principal balance of the GECC mortgage loan, using a 25-year period and an assumed annual interest rate equal to 6.0%.
       Debt Service Coverage Ratio. Commencing on September 30, 2005, the debt service coverage ratio (defined in the GECC mortgage loan as the ratio of (i) adjusted net operating income from the properties for the 12-month period ending on the applicable measurement date to (ii) annualized payments of debt service due on the GECC mortgage loan for the same period) shall not, as of the end of any calendar quarter through June 30, 2006, fall to lower than 1.15:1.0 or, after September 30, 2006, fall to lower than 1.3:1.0.
       Project Yield. Commencing on September 30, 2005 and as of the last day of each calendar quarter through December 31, 2005, the project yield (defined in the GECC mortgage loan as a percentage of (i) adjusted net operating income from the properties for the 12 month period ending on the applicable measurement date to (ii) the outstanding principal balance of the GECC mortgage loan on the applicable measurement date) shall equal or exceed 8.5%. Commencing on September 30, 2006 and as of the last day of each calendar quarter through June 30, 2007, the project yield shall equal or exceed 11%. Commencing on September 30, 2007 and commencing on the last day of each calendar quarter thereafter, the project yield shall equal or exceed 13%.
       Occupancy Requirements. Commencing on September 30, 2005 and as of the last day of each calendar quarter thereafter, the average daily occupancy for the properties for any such calendar quarter must be greater than 90% of the average daily occupancy at the facilities at closing.
       Failure to Meet Debt Service Ratio, Project Yield or Occupancy Requirement. If we fail to meet either the debt service coverage ratio or the project yield thresholds, then, within ten days thereafter, we must either deposit with the lender a letter of credit or pay down a portion of the principal balance of the GECC mortgage loan, in each case in an amount necessary to meet such project yield requirement or debt service coverage ratio requirement, as applicable. Failure to deposit such letter of credit or pay down the principal balance of the GECC mortgage loan if either financial covenant is not met constitutes as an event of default. Failure to maintain the occupancy rate also constitutes an event of default.
       Voluntary Prepayment. The borrowers may prepay the GECC mortgage loan without penalty in whole or in part on or after April 1, 2007.
       Special Purpose Entities. In connection with the GECC mortgage loan, the organizational documents of the borrowers were amended to limit their purposes and to add other provisions consistent with the provisions of the organizational documents of special purpose entities.
       Certain Covenants. The GECC mortgage loan documents include representations, warranties and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. In addition, so long as the GECC mortgage loan remains outstanding, (i) Fortress Investment Trust II or its affiliates shall own, in the aggregate, directly or indirectly, not less than 35% of the ownership interests in us, or (ii) (A) Wesley R. Edens shall remain a manager of Fortress Investment Group LLC and be our chairman of the board of directors, (B) Fortress Investment Trust II or its affiliates shall own, in the aggregate, directly or indirectly, not less than ownership interests in us that they owned at the time of this offering, or (C) we must have a market capitalization equal to or greater than $500.0 million.
Merrill Lynch Mortgage Loan
       General. AHC Purchaser, Inc., a subsidiary of Alterra, is the borrower under a mortgage loan made on December 31, 2004 by Merrill Lynch Capital, which we refer to as the Merrill Lynch mortgage loan, with a current principal balance of $62.5 million and AHC Purchaser Holding II, Inc., another subsidiary of Alterra, is the borrower under a mezzanine loan made on December 31, 2004 by Merrill Lynch Capital, which we refer to as the junior loan, with a current principal balance of $10.0 million. The Merrill Lynch mortgage loan and the junior loan both mature on December 31, 2007, with an option to extend the maturity date for up to two 12-month terms, provided that both loans are extended concurrently.
       Security for the Mortgage Loan. The Merrill Lynch mortgage loan is secured by (i) mortgage liens on the borrower’s fee interests in 21 properties, (ii) security liens on the borrower’s personal assets, (iii) an unconditional guaranty from AHC Purchaser Holding, Inc. and Alterra for all amounts due under the Merrill Lynch mortgage loan, and (iv) a pledge of 100% of the capital stock in the borrower. The junior loan is secured by (a) a collateral assignment of 100% of the capital stock of the borrower and (b) a guaranty from Alterra for all amounts due under the junior loan.
       Interest Rate. The Merrill Lynch mortgage loan has an interest rate equal to the 30 day LIBOR plus a margin of 3.642% per annum and the junior loan has an interest rate equal to the 30 day LIBOR plus a margin of 9.5% per annum. If the combined interest rate (as defined under the applicable loan documents) falls below 6.0%, then the Merrill Lynch mortgage loan shall bear additional interest at a rate such that the combined rate equals 6.0%.
       Interest Rate Swap. In connection with the Merrill Lynch mortgage loan we entered into an interest rate swap with Merrill Lynch Capital Services, Inc. to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate through March 22, 2012. The notional amount of the interest rate swap is $70.0 million and we pay a fixed rate of 4.70% and receive one-month LIBOR.

       Voluntary Prepayments. The borrowers may prepay the loans in whole but not in part on or after July 1, 2006, provided they pay an exit fee to the lender with respect to the Merrill Lynch mortgage loan in an amount equal to $1.875 million through the end of calendar year 2006, and thereafter $937,500, and with respect to the junior loan in an amount equal to $300,000 through the end of calendar year 2006, and thereafter $150,000.
       Debt Service Coverage Ratio. The debt service coverage ratio (defined as the ratio of (i) net operating income of the properties securing the loans to (ii) total debt service) shall not as of the end of each calendar month fall below 1.30:1.0.
       Payment Terms. The borrowers are required to make monthly payments in arrears of interest on the outstanding principal balance of the loans, and any additional interest, and monthly principal amortization payments as set forth in a schedule attached to the loan agreement. Commencing on January 1, 2008, if the project yield (defined as the quotient of (i) net operating income from the properties divided by (ii) the sum of the then current outstanding principal balance plus accrued and unpaid interest (on both the mortgage and junior loans)) for any calendar month is less than 14%, then in addition to any other required payments, the borrowers will be required to make monthly payments to the lender in an amount equal to approximately 64.66% of excess cash flow of the properties (defined as net cash flow for such period less current scheduled principal and interest payments due on the loans).
       Project Yield. The project yield shall not, as of the end of each calendar month, fall below 10.25% during the first year of the loans, 11.0% during the second year of the loans, 12.0% during the third year of the loans, and 13.0% for all years thereafter.
       Certain Covenants. The loan documents include representations, warranties, and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. Alterra may not incur any indebtedness to any of its stockholders or affiliates, and at any time an event of default is continuing under the loan documents, may not pay any dividends. The loan documents also require Alterra to maintain unrestricted cash and/or availability under lines of credit or revolving loan agreements in the aggregate amount of at least $8.0 million and, in certain circumstances, at least $10.0 million. Provided that Merrill Lynch reasonably determines that Alterra’s fixed charge coverage ratio is not equal to or greater than 1:1 on a prospective basis taking into account any of the following events, Alterra may not (i) declare a dividend or make other distributions of any kind to Alterra’s stockholders, (ii) make any asset acquisition of $10.0 million or more, (iii) enter into any sale-leaseback transaction where the sale price is $10.0 million or more, (iv) incur any debt for borrowed money, or (v) incur any lease obligations (other than (a) renewals or extensions of existing leases pursuant to options to do so in such leases, (b) intercompany leases among Alterra and its direct or indirect subsidiaries and (c) leases necessary for governmental compliance), whether or not such leases are capitalized).
       Transfer Restrictions. Without the prior written consent of Merrill Lynch, which consent may be withheld in Merrill Lynch’s sole discretion, the borrowers may not suffer or permit (i) the termination of any existing management agreement or master lease or any change in the manager or master tenant thereunder with respect to any project, or (ii) any sale, transfer, lease or pledge of (a) all or any portion of any of the Merrill Lynch projects or any portion of the properties securing the Merrill Lynch mortgage loan, (b) all or any portion of borrowers’ right, title and interest in and to any of the properties securing the Merrill Lynch mortgage loan, or (c) any interest in the borrowers, any master tenant or any guarantor or any interest in any entity which holds a direct or indirect interest in, or directly or indirectly controls, any borrower, master tenant or guarantor. The Company has received Merrill Lynch’s consent to the consummation of this offering, as well as the applicable formation transactions described in “Business — History.” In addition, if Alterra fails to continue to control (x) the day-to-day management and operation of the borrowers’ business and (y) all material business decisions of the borrowers during the term of the Merrill Lynch mortgage loan, then Merrill

Lynch may, at its option, declare the Merrill Lynch mortgage loan to be immediately due and payable in addition to exercising any of its other remedies permitted by the Merrill Lynch loan documents. Furthermore, without the consent of Merrill Lynch, the borrowers may not engage in a transfer of shares constituting an initial public offering of Alterra, or any direct or indirect owner of 100% of the stock of Alterra, or similar equity sale transaction, unless such shares of Alterra, or such direct or indirect owner of 100% of the stock of Alterra, are listed or approved for listing on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System or the American Stock Exchange at the time of such transfer.
Guaranty Bank Mortgage Loan
       General. Five subsidiaries of BLC are borrowers under a loan made on March 30, 2005 by Guaranty Bank, GMAC Commercial Mortgage Bank and GMAC Commercial Mortgage Corporation, or the Guaranty mortgage loan, with a current principal balance of $182.0 million. The notes evidencing the loan include notes A, which evidence $150.0 million of the principal amount, and notes B, which evidence $32.0 million of the principal amount, each of which bears a different interest rate, as further described below. We intend to use a portion of the net proceeds we receive from this offering to repay all of the $32.0 million outstanding balance of the notes B. See “Use of Proceeds.” The loan matures on April 1, 2008, and the borrowers have an option to extend the maturity date for up to two 12-month terms, subject to (i) payment of an extension fee in an amount equal to .25% of the principal amount for each extension period, (ii) the properties securing the Guaranty mortgage loan having achieved a debt coverage ratio (the ratio of net operating income from the properties for the period in question to debt service on the Guaranty mortgage loan for the period in question) of at least 1.35 for the immediately preceding six-month period, (iii) the properties having a cumulative loan-to-value ratio (the ratio of (a) the sum of the principal amount outstanding and all accrued but unpaid interest thereon to (b) the appraised “as is” value of the properties) of at least 75% as of the date the notice of extension is provided, and (iv) the prior reclassification of all of notes B into notes A, as further described below.
       Interest Rate. The Guaranty mortgage loan has an interest rate equal to the sum of (i) LIBOR plus (ii) (a) for notes A prior to the first notes resize (i.e., reclassification of certain notes B as notes A), 3.05%, (b) for notes A, following the first notes resize, 3.10%, (c) for notes B, 5.60%, (d) for notes B, if the borrowers do not meet the applicable debt coverage ratios or facility occupancy requirements during the first year of the loan, 6.60%, and (e) for notes B, if the borrowers do not meet the applicable debt coverage ratios or facility occupancy requirements from and after the second year of the loan, 7.60%.
       Interest Rate Swap. In connection with the Guaranty mortgage loan we entered into three interest rate swaps with LaSalle Bank, N.A. to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate. The swaps have notional amounts of $85.0 million, $60.0 million and $37.0 million, mature on March 22, 2012, March 22, 2012 and March 25, 2008 and have fixed rates of 4.66%, 4.775% and 4.395%, respectively. For the three swaps we pay a fixed rate and receive one-month LIBOR.
       Security for the Mortgage Loan. The loan is secured by (i) mortgage liens on the borrowers’ fee interests in five properties, and (ii) an unconditional guaranty made by BLC to the lenders for 50% of the amount due under the loan (such percentage to drop to 25% if certain financial covenants are met) and for typical non-recourse carve outs. As additional collateral for the obligations of the borrowers under the Guaranty mortgage loan, borrowers maintain with the lender cash or a letter of credit in the amount of $2.5 million.
       Payment Terms. For the initial term of the Guaranty mortgage loan, we are required to make monthly payments in arrears of interest only on the outstanding principal balance of the Guaranty mortgage loan. In the event that the borrowers exercise their option to extend the term of the loan, in addition to the regularly scheduled interest payments on the principal amount of the Guaranty mortgage loan, we are required to make a monthly principal installment amount (as defined in the applicable loan documents).
       Reclassification. On or prior to February 15, 2006, the borrowers may request that all or a portion of the notes B be reallocated as notes A, or resized, effective as of April 1, 2006. The request will be granted if no default exists at such time and if the debt coverage ratio is at least 1.3:1.0 based upon the proposed resized notes A and, with respect to the entire Guaranty mortgage loan, at least 1.1:1.0 based upon the proposed resized notes A and notes B. On or prior to February 15, 2007, the borrowers may request that all or a portion of the notes B be resized, effective as of April 1, 2007. The request will be granted if no default exists at such time and if the debt coverage ratio is at least 1.45:1.0 based upon the proposed resized notes A and, with respect to the entire Guaranty mortgage loan, at least 1.15:1.0 based upon the proposed resized notes A and notes B. To resize the notes on or after April 1, 2008, all of the notes A must be resized to include the notes B, and the borrowers must also satisfy the conditions required to extend the maturity date of the Guaranty mortgage loan, including satisfaction of debt coverage ratios.
       Required Ratios. During the first year of the Guaranty mortgage loan, the properties securing the Guaranty mortgage loan must have achieved a debt coverage ratio of at least 1.2:1.0 with respect to notes A and a debt coverage ratio of at least 1.0:1.0 with respect to notes A and notes B, in the aggregate, for each calendar quarter. During each subsequent year, the facilities must have achieved a debt coverage ratio of at least 1.25:1.0 concerning notes A, and if notes B are outstanding, a debt coverage ratio of at least 1.1:1.0 concerning notes A and notes B, in the aggregate, for each calendar quarter.
       During the first year of the Guaranty mortgage loan, the facilities located on the properties securing the Guaranty mortgage loan must have achieved a minimum aggregate occupancy ratio (as defined in the applicable loan documents) of at least 75%. During each subsequent year, the facilities must have achieved a minimum aggregate occupancy ratio of at least 80%. As of September 30, 2005, the facilities’ aggregate occupancy ratio was 89.0%.
       If the borrowers fail to maintain the required debt service coverage ratio or the minimum aggregate occupancy ratio, we may, at our option, prevent an event of default from occurring as a result of such failure only by delivering to the lender a fee and additional collateral equal to: (i) with respect to any first failure, a fee in the amount of $100,000 and $500,000 pledged as additional collateral for the Guaranty mortgage loan, and (ii) with respect to any second failure, a fee in an amount equal to $150,000 and $1.0 million pledged as additional collateral for the Guaranty mortgage loan.
       Voluntary Prepayment. After April 1, 2006, with respect to notes A, and at any time, with respect to notes B, the borrowers may prepay all or any part of the principal amount outstanding, together with the payment of an exit fee to the lender in the amount of 1% of the amount of principal being repaid.
       Capital Expenditures. The borrowers are required to expend a minimum of $300 per unit per year for capital expenditures with respect to the properties securing the Guaranty mortgage loan.
       Certain Covenants. The loan documents include representations, warranties and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring or permitting to exist any additional indebtedness. The loan documents also prohibit the sale or transfer of the direct or indirect ownership interests in the properties securing the Guaranty mortgage loan or the borrowers without the lenders’ agent’s prior written consent, provided that there are no restrictions on transfers of direct or indirect ownership interests in BLC, subject to certain notice requirements.

GMAC Mortgage Loan
       General. Nine subsidiaries of FIT REN, a wholly owned subsidiary of Alterra and an affiliate of Fortress, are borrowers under nine separate cross-collateralized and cross-defaulted mortgage loans in an aggregate amount of approximately $171.0 million, $151.4 million of which was funded on June 21, 2005 in connection with the purchase of eight facilities by GMAC Commercial Mortgage Corporation, or the GMAC mortgage loans. The balance was funded on July 22, 2005, upon closing of the purchase of the ninth facility.
       Security for the GMAC Mortgage Loans. The GMAC mortgage loans are secured by (i) mortgage liens on the borrowers’ fee interests in eight facilities and a ground lease interest in one property, collectively comprising the Prudential Portfolio, (ii) a security interest in substantially all of the borrowers’ fixtures, equipment and personal property, (iii) a guaranty for typical non-recourse carveouts by Alterra, (iv) an assignment of leases, rents, lease guarantees and like profits arising from the properties and (v) an assignment of each borrower’s rights under the applicable property management agreements.
       Interest Rate. The GMAC mortgage loans with respect to the properties that closed on June 21, 2005 have a fixed interest rate equal to 5.37%. The GMAC mortgage loan with respect to the one property that closed on July 22, 2005 has a fixed interest rate equal to 5.51%.
       Payment Terms. For the first five years of the GMAC mortgage loans, the borrowers are required to make monthly payments of interest only. During the final two years, the borrowers will also be required to make a monthly principal amortization payment based upon the outstanding principal balance of the GMAC mortgage loans, using a 25-year amortization period.
       Voluntary Prepayment. The borrowers may prepay any of the GMAC mortgage loans in whole, but not in part, at any time during the first six and a half years of the GMAC mortgage loans, provided that (i) the borrowers pay a prepayment fee in an amount equal to the greater of 1% of the principal amount being prepaid and the standard yield maintenance amount of the Federal National Mortgage Association, or Fannie Mae; and (ii) in connection with the release of the lien on any individual property securing the GMAC mortgage loans, the remaining properties, in the aggregate, maintain a debt service coverage of at least 1.45:1.0. Any prepayment after the first six and a half years, but before the last three months, of the GMAC mortgage loans shall be subject to a prepayment premium equal to 1% of the amount of principal being prepaid and no prepayment fee shall be payable in connection with a prepayment during the last three months of the GMAC mortgage loans.
       Special Purpose Entities. In connection with the GMAC mortgage loans, the organizational documents of the borrowers were amended to limit their purposes and to add provisions consistent with the provisions of the organizational documents of special purpose entities.
       Certain Covenants. The GMAC mortgage loan documents include representations, warranties and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets, unless Fannie Mae otherwise provides additional financing. In addition, neither the properties securing the GMAC mortgage loans nor the ownership interests in the borrowers may be directly or indirectly transferred, provided that such restriction does not apply to a direct or indirect transfer of the ownership interests in the Company.
BLC Credit Facilities
       General. BLC is the borrower under unsecured lines of credit in the aggregate amount of $33.6 million, comprised of $23.6 million and $10.0 million credit facilities, made on October 19, 2004 and March 30, 2005, respectively, by LaSalle Bank National Association, collectively, the BLC Credit Facilities. The $23.6 million credit facility consists of a $10.0 million line of credit and $13.6 million in letters of credit. As of the date of this prospectus, BLC had no outstanding balance under this facility. The remainder of the BLC Credit Facilities is comprised of a $10.0 million term loan, the proceeds of which were used by BLC to make swap termination payments.
       Interest Rate. The BLC credit facilities bear interest at the prime rate plus 1.00%.
       Payment Terms. The $23.6 million credit facility is payable interest only. The $10.0 million term loan is payable interest only monthly and principal in consecutive quarterly installments of $0.5 million per quarter, commencing July 1, 2005 until maturity.
       Maturity Date. The $23.6 million credit facility matures on May 31, 2006. The $10.0 million term loan matures on the earlier of May 31, 2007 or an initial public offering. We intend to use a portion of the net proceeds we receive from this offering to repay the $10.0 million term loan in full. See “Use of Proceeds.”
       Certain Covenants. The BLC Credit Facilities require BLC to maintain a minimum debt service coverage ratio (as defined in the applicable loan document) of 1.0:1.0 through June 30, 2006. Pursuant to the BLC Credit Facilities, BLC also may not, among other things, (i) dispose of any material portion of its properties, (ii) create or incur non-ordinary course debt that has not been disclosed on its financial statements as of the date of the loan, (iii) encumber any real estate that it owns, or proceeds thereof or (iv) enter into non-arms length transaction with affiliates.
New Credit Facility
       Subsequent to the consummation of this offering, we intend to enter into a short-term revolving credit facility that will provide borrowings of $50.0 million, with an option for us to increase the facility to provide borrowings of up to $80.0 million; however, there can be no assurance we will be able to obtain the credit facility or on the terms described herein. The revolving credit facility is expected to bear interest at prime plus or minus 0.25% or LIBOR plus 2.00%-2.50%. Net proceeds from the borrowings under our revolving credit facility are expected to be used to fund acquisitions and to issue letters of credit to secure our obligations under our lease agreements and self-insured retention.
       We expect our new credit facility will contain various financial covenants requiring us to maintain certain financial ratios. Specifically, our new credit facility is expected to contain financial covenants requiring us to maintain certain cash flow requirements. In addition, the credit facility is expected to contain various customary restrictive covenants that will limit our and our subsidiaries’ ability to, among other things, pay dividends and incur additional indebtedness.

DESCRIPTION OF CAPITAL STOCK
General
       As of September 30, 2005, our authorized capital stock consisted of:

•	200,000,000 shares of common stock, par value $0.01 per share; and

•	50,000,000 shares of preferred stock, par value $0.01 per share.
       Upon completion of this offering, there will be outstanding 64,900,000 shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares) and no outstanding shares of preferred stock. All of the currently outstanding shares of common stock are validly issued, fully paid and non-assessable under the Delaware General Corporation Law, or the DGCL.
       Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, a copy of each of which is filed as an exhibit to the Registration Statement of which this prospectus is a part.
Common Stock
       Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. The amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement with FBA, FIT-ALT Investor, Fortress Investment Trust II and Health Partners, (i) FIG Advisors will have the right to designate up to four directors to serve on the board for so long as the Fortress Stockholders beneficially own more than 50% of the voting power of the Company and (ii) Health Partners will have the right to designate one director to serve on the board for so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company. The Stockholders Agreement requires that the Fortress Stockholders and the HP Stockholders vote or cause to be voted all of its voting shares for the directors nominated as described above.
       Subject to any preference rights of holders of our preferred stock that the Company may issue in the future, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.
       The holders of common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BKD”.
Preferred Stock
       The board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of Brookdale.
Agreements with Stockholders
       We have entered into agreements with certain of our stockholders regarding voting and registration rights, among other things. See “Certain Relationships and Related Party Transactions — Agreements With Stockholders.”
Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws
       The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Authorized but Unissued Shares
       The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.
Delaware Business Combination Statute
       We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.
       Our amended and restated certificate of incorporation provides that Section 203 of the DGCL, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws
       Certain provisions of our amended and restated certificate of incorporation may make a change in control of Brookdale more difficult to effect. Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2008, 2007 and 2006, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors (except Health Partners, which will be permitted to designate one director to serve on the board pursuant to the Stockholders Agreement, provided that Health Partners continues to own at least 5% of the Company — see “Certain Relationships and Related Party Transactions — Agreements With Stockholders”). The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our amended and restated by-laws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote.
       Pursuant to our amended and restated certificate of incorporation, shares or our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “— Preferred Stock.” Our amended and restated by-laws also provide that our stockholders (with the exception of the majority stockholder if Fortress owns at least 50% of the then outstanding shares) are specifically denied the ability to call a special meeting of the stockholders. Advance notice must be provided by our stockholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting.
Limitations on Liability and Indemnification of Directors and Officers
       Our amended and restated certificate of incorporation and amended and restated by-laws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.
       Our amended and restated certificate of incorporation allows us to indemnify our directors and officers to the fullest extent permitted by Delaware law.
       We have entered into indemnification agreements with certain of our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Corporate Opportunity
       Under Article Eight of our amended and restated certificate of incorporation, FIT-ALT Investor, FBA, Fortress Investment Trust II, Fortress Registered Investment Trust, Fortress Brookdale Investment Fund LLC, and Health Partners, and their respective subsidiaries and affiliates (collectively, the “Significant Stockholders”) have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the Delaware General Corporation Law.
       In the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Significant Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.
Transfer Agent and Registrar
       The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The telephone number of American Stock Transfer & Trust Company is 212-936-5100.

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.
       Upon completion of this offering, we will have 64,900,000 shares of common stock outstanding (or a maximum of 66,560,800 shares if the underwriters exercise their option to purchase additional shares in full). All of the 11,072,000 shares of common stock sold in this offering (or 12,732,800 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, holders of restricted shares will be entitled to sell those shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale as set forth below.
       On August 5, 2005 and September 14, 2005, BLC granted an aggregate of 988 shares of its stock and FEBC-ALT Investors granted 3.33% of its membership interests to certain members of our management, which shares, other than those described below, and percentage interests, subject to certain exceptions, were subject to substantial risk of forfeiture until the occurrence of certain events, as specified in the applicable restricted stock or restricted securities award agreements. Of the 988 shares of BLC stock granted, 25 shares were granted to Paul Froning, a member of our management, in exchange for a cash payment to BLC by Mr. Froning of $500,000. These 25 shares are fully vested and are not subject to risk of forfeiture. In accordance with the terms of the plans, a portion of these securities will no longer be subject to a risk of forfeiture upon the consummation of this offering. In addition, the remaining securities will vest over a five-year period following the issuance if the executive remains continuously employed by the Company. Securities that are subject to a risk of forfeiture may not be sold or transferred. See “Business — Equity Incentive Plans — Employee Restricted Stock Plans.” In connection with the formation transactions described in “Business — History,” these shares were automatically converted into an aggregate of 2,575,405 shares of our common stock. These grants were exempt from the registration requirements of the Securities Act pursuant to either Section 4(2) or Rule 701.
       In addition to the outstanding shares of common stock, we intend to file a registration statement on Form S-8 to register an aggregate of 2,000,000 shares of common stock under our Omnibus Stock Incentive Plan.
Lock-Up Agreements
       The Company and its officers, directors and holders of substantially all of the Company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 120 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.
       The 120-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 120-day restricted period the Company issues an earnings release or announces material news or a material event or (2) prior to the expiration of the

120-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 120-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
       All participants in the directed shares program described under “Underwriting” have also agreed to similar restriction on the ability to sell their common stock.
Rule 144
       In general, Rule 144 of the Securities Act as currently in effect, provides that a person may sell within any three month period a number of shares of the issuer that does not exceed the greater of:

•	1% of the total number of such issuer’s shares of common stock then outstanding, which, in our case, will equal approximately 649,000 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale subject to a requirement that any “restricted” shares have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.
       An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.
       Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
       Under Rule 144(k) of the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k)” shares may be sold immediately upon completion of this offering.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS TO NON-U.S. HOLDERS
       The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below).
       Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.
       For purposes of this summary, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

       If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.
       If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.
       The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company”, or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Dividends
       Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
       If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.
       If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock
       You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a “tax home” in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.
       If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain at applicable graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.
       We believe that we may be a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interest, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a United States real property holding corporation and you are a holder of greater than 5% of the total fair market value of our common stock, you should consult your tax advisor.

U.S. Federal Estate Tax
       Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding
       You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S. Related Person, they will not be subject to backup withholding or information reporting; and

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

       In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.
       Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING
       The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	4,152,000
Lehman Brothers Inc.	4,152,000
Citigroup Global Markets Inc.	1,384,000
UBS Securities LLC	1,384,000

Total	11,072,000
       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,660,800 shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase  additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$1.33	$1.33
Total	$9,177,000	$11,385,864

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$1.33	$1.33
Total	$5,548,760	$5,548,760
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.79 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       The Company and its officers, directors and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 120 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
       The 120-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 120-day restricted period the Company issues an earnings release or announces material news or a material event or (2) prior to the expiration of the 120-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 120-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
       Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       The Company’s common stock has been approved for listing on the New York Stock Exchange under the symbol “BKD”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:
       (a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

       (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA would not, if the company were not an authorised person, apply to the company; and
       (c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:
       (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
       (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
       (c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.
       At the Company’s request, the underwriters have reserved for sale at the initial public offering price up to 1,107,200 shares offered hereby for officers, directors, employees and certain other persons associated with the company and members of their respective families. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. The Company has agreed with the underwriters that any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The Company has agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5,602,000.
       The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.
LEGAL MATTERS
       Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, and for the underwriters by Willkie Farr & Gallagher LLP. Both Skadden, Arps, Slate,

Meagher & Flom LLP and Willkie Farr & Gallagher LLP also represent Fortress on a variety of past and current matters.
EXPERTS
       The balance sheet of Brookdale Senior Living Inc. as of July 1, 2005, and the combined financial statements of the Brookdale Facility Group, the Fortress CCRC Portfolio and the Prudential Portfolio as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
       The consolidated balance sheet of Alterra Healthcare Corporation as of December 31, 2002 and the consolidated statements of operations, statements of changes in stockholders’ equity (deficit) and statements of cash flows for the period January 1, 2003 to November 30, 2003 and the fiscal year ended December 31, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the aforementioned consolidated financial statements contains an explanatory paragraph that Alterra emerged from Chapter 11 bankruptcy on December 4, 2003. Upon emergence from bankruptcy, Alterra changed its basis of financial statement presentation to reflect the adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Brookdale Senior Living Inc., 330 North Wabash, Suite 1400, Chicago, Illinois, 60611, (312) 977-3700.
       Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the Commission. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent an independent registered public accounting firm and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

BROOKDALE SENIOR LIVING INC.

GENERAL INFORMATION
       The following unaudited pro forma condensed consolidated financial information sets forth the historical financial information as of and for the three and nine months ended September 30, 2005 and for the year ended December 31, 2004 derived from the historical financial statements and the financial statements of our predecessor, Brookdale Facility Group, as adjusted to give effect to:

•	pro forma adjustments to give effect to the Provident sale-leaseback and Ventas operating lease on the combined statement of operations as if these transactions closed on January 1, 2004;

•	pro forma adjustments to give effect to the refinancing of five facilities, tax effect of the purchase of four of these facilities and termination of forward interest rate swaps as if these transactions closed on January 1, 2005 and 2004;

•	pro forma adjustments to give effect to the Fortress CCRC Portfolio and the Prudential Portfolio acquisitions on the combined statements of operations as if these transactions closed on January 1, 2004;

•	pro forma adjustment to give effect to the September 30, 2005 step-up in basis of non-controlling ownership (ownership interests not controlled or owned by affiliates of Fortress Investment Group LLC, “Minority Shareholders”) due to the exchanges of Brookdale Facility Group minority ownership for Company ownership as if the transaction was completed on January 1, 2004;

•	pro forma adjustment to give effect to the compensation expense in connection with the grants under the restricted stock plan;

•	incremental general and administrative expenses related to operating as a public company; and

•	our initial public offering, repayment of indebtedness and other use of proceeds.
       You should read the information below along with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Brookdale Facility Group’s combined historical financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is presented for informational purposes only, and we do not expect that this information will reflect our future results of operations or financial position. The unaudited pro forma adjustments are based on available information and upon assumptions that we believe are reasonable. The unaudited pro forma financial information assumes that the transactions and our initial offering were completed as of September 30, 2005 for purposes of unaudited pro forma condensed consolidated balance sheet and as of January 1, 2005 and 2004 for purposes of the unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2005
(Unaudited, in thousands)

	Brookdale				Initial	Pro
	Senior	Other			Public	Forma, as
	Living	Adjustments		Pro Forma	Offering(D)	Adjusted

Assets:
Cash	$59,751	$(14,355	)(M)	$45,396	$46,647	$92,043
Cash and investment-restricted	43,076	—		43,076	—	43,076
Accounts receivables, net	11,540	—		11,540	—	11,540
Assets held for sale	—	—		—	—	—
Other current assets	16,623	—		16,623	—	16,623

Total current assets	130,990	(14,355)		116,635	46,647	163,282
Property plant and equipment, net	1,205,649	—		1,205,649	20,700	1,226,349
Cash and investments-restricted	25,211	—		25,211	(1,000)	24,211
Investments in unconsolidated ventures	14,215	—		14,215	—	14,215
Deferred costs	6,563	—		6,563	—	6,563
Other assets	89,307	—		89,307	1,006	90,313

Total assets	$1,471,935	$(14,355)		$1,457,580	$67,353	$1,524,933

Liabilities and Stockholders’ Equity:
Current portion of debt	$5,247	$—		$5,247	$(1,796)	$3,451
Trade accounts payable	7,445	—		7,445	—	7,445
Refundable entrance fees	25,257	—		25,257	—	25,257
Accrued expenses and other liabilities	132,535	(14,355	)(M)	118,180	—	118,180

Total current liabilities	170,484	(14,355)		156,129	(1,796)	154,333
Mortgage and other indebtedness	586,454	—		586,454	(45,950)	540,504
Capitalized lease obligation	66,284	—		66,284	—	66,284
Deferred gains	66,213	—		66,213	—	66,213
Deferred tax liability	30,839	—		30,839	—	30,839
Other	39,246	—		39,246	(1,222)	38,024

Total liabilities	959,520	(14,355)		945,165	(48,968)	896,197

Stockholders’ equity	512,415	—		512,415	116,321	628,736

Total liabilities and stockholders’ equity	$1,471,935	$(14,355)		$1,457,580	$67,353	$1,524,933

See accompanying notes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(Unaudited, in thousands, except per share amounts)

		Brookdale
	Historical	Facility
	Brookdale	Group					Initial
	Facility	Transaction		Other			Public	Pro Forma,
	Group	Adjustments	Acquisitions	Pro Forma			Offering	as
	(A)	(B)	(C)	Adjustments		Pro Forma	(D)	Adjusted

Revenue:
Resident fees	$657,327	$9,760	$118,712	$—		$785,799	$—	$785,799
Management fees	3,545	648	—	250	(I)	4,443	—	4,443

Total revenues	660,872	10,408	118,712	250		790,242	—	790,242

Operating Expenses:
Facility operating	415,169	5,968	83,508	—	(F)	504,645	—	504,645
General and administrative (including non-cash stock compensation expense)	43,640	—	6,799	2,476	(F)(G)	58,222	—	58,222
				5,307	(H)
Facility lease expense	99,997	80,382	1,008	—		181,387	4,133	185,520
Depreciation and amortization	52,307	(25,039)	29,623	1,000	(E)	57,891	21,605	79,496

Total operating expenses	611,113	61,311	120,938	8,783		802,145	25,738	827,883

Operating income (loss)	49,759	(50,903)	(2,226)	(8,533)		(11,903)	(25,738)	(37,641)
Interest income	637	—	—	1,515	(K)	2,152	—	2,152
Interest expense:
Debt	(55,851)	30,389	(16,196)	(83	)(E)	(41,741)	3,982	(37,759)
Capitalized lease obligation	(7,783)	—	—	—		(7,783)	—	(7,783)
Change in fair value of derivatives	3,176	—	—	(3,176	)(J)	—	—	—
Gain (loss) on extinguishment of debt	1,051	—	—	(788	)(E)	263	—	263
Equity in earnings of unconsolidated ventures	(931)	—	—	—		(931)	—	(931)
Other	(114)	—	—	—		(114)	—	(114)

Loss before taxes	(10,056)	(20,514)	(18,422)	(11,065)		(60,057)	(21,756)	(81,813)
Provision for income taxes	(11,111)	7,190	—	—	(L)	(3,921)	—	(3,921)

Loss before minority interest	(21,167)	(13,324)	(18,422)	(11,065)		(63,978)	(21,756)	(85,734)
Minority interest, net	11,734	—	—	—		11,734	(11,734)	—

Loss from continuing operations	$(9,433)	$(13,324)	$(18,422)	$(11,065)		$(52,244)	$(33,490)	$(85,734)

Weighted average shares outstanding(o)
Basic								60,877
Diluted								60,877
All shares								64,900
Loss per share — continuing operations
Basic								$(1.41)
Diluted								$(1.41)
All shares								$(1.32)
See accompanying notes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months ended September 30, 2005
(Unaudited, in thousands, except per share amounts)

	Historical
	Brookdale		Other			Initial
	Facility		Pro Forma			Public	Pro Forma,
	Group(A)	Acquisitions(C)	Adjustments		Pro Forma	Offering(D)	as Adjusted

Revenue
Resident fees	$208,371	$338	$—		$208,709	$—	$208,709
Management fees	988	—	63	(M)	1,051	—	1,051

Total revenues	209,359	338	63		209,760	—	209,760

Operating Expenses:
Facility operating	133,568	156	—	(F)	133,724	—	133,724
General and administrative (including non-cash stock compensation expense)	29,922	—	619	(F),(G)	40,775	—	40,775
			10,234	(H)
Facility lease expense	47,259	83	—		47,342	1,048	48,390
Depreciation and amortization	15,058	(275)	—	(E)	14,783	4,393	19,176

Total operating expenses	225,807	(36)	10,853		236,624	5,441	242,065

Operating Income (loss)	(16,448)	374	(10,790)		(26,864)	(5,441)	(32,305)
Interest income	825	—	587	(K)	1,412	—	1,412
Interest Expense:
Debt	(10,802)	17	189	(E)	(10,596)	1,003	(9,593)
Capitalized lease obligation	(2,324)	—	—		(2,324)	—	(2,324)
Change in fair value of derivatives	(67)	—	67	(J)	—	—	—
Equity in earnings of unconsolidated ventures	(196)	—	—		(196)	—	(196)

Loss before taxes	(29,012)	391	(9,947)		(38,568)	(4,438)	(43,006)
Provision for income taxes	(748)	—	—	(L)	(748)	—	(748)

Loss before minority interest	(29,760)	391	(9,947)		(39,316)	(4,438)	(43,754)
Minority interest, net	10,918	—	—		10,918	(10,918)	—

Loss from continuing operations	$(18,842)	$391	$(9,947)		$(28,398)	$(15,356)	$(43,754)

Weighted average shares outstanding
Basic							60,877
Diluted							60,877
All shares							64,900
Loss per share —
continuing operations
Basic							$(0.72)
Diluted							$(0.72)
All shares							$(0.67)
See accompanying notes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months ended September 30, 2005
(Unaudited, in thousands, except per share amounts)

	Historical
	Brookdale		Other			Initial
	Facility		Pro Forma			Public	Pro Forma,
	Group(A)	Acquisitions(C)	Adjustments		Pro Forma	Offering(D)	as Adjusted

Revenue
Resident fees	$574,855	$41,883	$—		$616,738	$—	$616,738
Management fees	2,675	—	188	(I)	2.863	—	2,863

Total revenues	577,530	41,883	188		619,601	—	619,601

Operating Expenses:
Facility operating	366,782	27,648	—	(F)	394,430	—	394,430
General and administrative (including non-cash stock compensation expense)	52,903	2,558	1,857	(F),(G)	70,205	—	70,205
			12,887	(H)
Facility lease expense	140,852	583	—		141,435	3,002	144,437
Depreciation and amortization	30,861	10,149	41	(E)	41,051	15,178	56,229

Total operating expenses	591,398	40,938	14,785		647,121	18,180	665,301

Operating Income (loss)	(13,868)	945	(14,597)		(27,520)	(18,180)	(45,700)
Interest income	2,200	—	1,760	(K)	3,960	—	3,960
Interest Expense:
Debt	(26,564)	(6,016)	811	(E)	(31,769)	3,005	(28,764)
Capitalized lease obligation	(6,875)	—	—		(6,875)	—	(6,875)
Change in fair value of derivatives	4,080	—	(4,080	)(J)	—	—	—
Loss on extinguishment of debt	(453)	—	(172	)(E)	(625)	—	(625)
Equity in earnings of unconsolidated ventures	(641)	—	—		(641)	—	(641)

Loss before taxes	(42,121)	(5,071)	(16,278)		(63,470)	(15,175)	(78,645)
Provision for income taxes	(933)	—	—	(L)	(933)	—	(933)

Loss before minority interest	(43,054)	(5,071)	(16,278)		(64,403)	(15,175)	(79,578)
Minority interest, net	16,389	—	—		16,389	(16,389)	—

Loss from continuing operations	$(26,665)	$(5,071)	$(16,278)		$(48,014)	$(31,564)	$(79,578)

Weighted average shares outstanding
Basic							60,877
Diluted							60,877
All shares							64,900
Income (loss) per share—
continuing operations
Basic							$(1.31)
Diluted							$(1.31)
All shares							$(1.23)
See accompanying notes.

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands)

1.	Basis of Presentation
       Brookdale Senior Living Inc. (the “Company”) formed as a Delaware corporation on June 28, 2005 to succeed to the businesses of Brookdale Living Communities Inc., Alterra Healthcare Corporation, Fortress CCRC Portfolio and Prudential Portfolio (collectively the Brookdale Facility Group). On September 30, 2005, the Brookdale Facility Group was contributed to the Company in exchange for common stock of the Company.
       The accompanying unaudited pro forma condensed consolidated financial information assumes that the offering and other formation transactions described in the prospectus occurred on September 30, 2005 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2005 and 2004 for purposes of the unaudited pro forma condensed consolidated statements of operations.
       These pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company, the Brookdale Facility Group, Fortress CCRC Portfolio and Prudential Portfolio included elsewhere in this prospectus. In management’s opinion, all adjustments necessary to reflect the offering and the formation transactions have been made.
       Common stock to be issued to controlling shareholders and affiliates of Fortress Investment Group (“FIG”) will be recorded based on historical cost. All other common stock issued to Minority Shareholders will be recorded at fair value based upon the estimated per share price of our offering.
       The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the actual financial position as of September 30, 2005 or what the actual results of operations of the Company would have been assuming the offering and formation transactions had been completed as of January 1, 2004, nor are they indicative of the results of operations of future periods.

2.	Adjustments to Pro Forma Condensed Consolidated Balance Sheet and Statement of Operations

(A)	Historical Financial Statements
       Reflects historical financial position of the Company (formed June 28, 2005) as of September 30, 2005 and results of operations of Brookdale Facility Group for the three and nine months ended September 30, 2005 and for the year ended December 31, 2004.

(B)	Brookdale Facility Group Transaction Adjustments
       Reflects the effect as if Brookdale Facility Group had consummated its 2004 leases and sale leasebacks and 2005 purchase of the four development facilities as of the beginning of the year ended December 31, 2004. See note 11 “Facility Operating Leases” of Notes to Brookdale Facility Group (Predecessor Company) beginning on page F-68 of the Registration Statement. The adjustments relate to adding the operations of the newly leased facilities as of January 1, 2004 (resident fees, facility operating expenses and facility lease expenses) and the elimination of ownership costs (interest income, depreciation and amortization expense and interest expense) and the addition of lease expense (facility lease expenses) associated with the lease and sale-leaseback facilities as of January 1, 2004. The adjustment also includes the net effect the above adjustments had on the overall Brookdale Facility Group income tax provision for 2004. As described in footnote 2 beginning on page F-23 of the Registration Statement, four facilities that were consolidated, but not owned in 2004, were purchased in March 2005. Included in the 2004 adjustment to the provision for income taxes is the net effect as if they were owned as of January 1, 2004.

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)

(C)	Acquisitions Adjustments
Statements of Operations:
       The Fortress CCRC Portfolio and Prudential Portfolio acquisitions were completed in April 2005 and June/July 2005, respectively. The acquisitions and related purchase price allocations of these acquisitions are reflected in the historical balance sheet of the Company as of September 30, 2005. The pro forma adjustments below reflect the historical operations of the Fortress CCRC Portfolio and Prudential Portfolio for the year ended December 31, 2004 and three and nine months ended September 30, 2005:

	Fortress CCRC Portfolio(4)				Prudential Portfolio(4)

		Pro Forma				Pro Forma
	Historical(1)	Adjustments		Net	Historical(1)	Adjustments	Net		Total

Year ended December 31, 2004:
Revenue:
Resident fees	$83,206	$(11,861	)(2)	$71,345	$47,367	$—	$47,367		$118,712

Total revenues	83,206	(11,861)		71,345	47,367	—	47,367		118,712

Operating Expenses:
Facility operating	68,079	(11,108	)(2)	56,971	26,537	—	26,537		83,508
Management fees — affiliate	3,467	—		3,467	3,332	—	3,332		6,799	(7)
Facility lease expenses	—	—		—	1,008	—	1,008		1,008
Depreciation and amortization	7,885	8,020		15,905	5,087	8,631	13,718		29,623	(8)
Impairment of property and equipment	9,063	(9,063	)(5)	—	—	—	—		—

Total operating expenses	88,494	(12,151)		76,343	35,964	8,631	44,595		120,938

Income (loss) from operations	(5,288)	290		(4,998)	11,403	(8,631)	2,772		(2,226)
Contributions and deferred gifts	3,389	(3,389	)(5)	—	—	—	—		—
Interest income	1,590	(1,590	)(5)	—	—	—	—		—
Net unrealized and realized gains (losses) on investments	75	(75	)(5)	—	—	—	—		—
Interest expense	(5,329)	(1,667	)(6)	(6,996)	(4,827)	(4,373)	(9,200	)(6)	(16,196	)(6)
Interest expense — affiliate	(2,090)	2,090	(5)	—	—	—	—		—
Amortization of deferred financing costs	(290)	290	(5)	—	—	—	—		—

Net income (loss)	$(7,943)	$(4,051)		$(11,994)	$6,576	$(13,004)	$(6,428)		$(18,422)

Three months ended September 30, 2005:
Revenue:
Resident fees	$—	$—		$—	$338	$—	$338		$338

Total revenues	—	—		—	338	—	338		338

Operating Expenses:
Facility operating	—	—		—	156	—	156		156
Management fees — affiliate	—	—		—	—	—	—		—
Facility lease expenses	—	—		—	83	—	83		83	(7)
Depreciation and amortization	—	—		—	—	(275)	(275)		(275	)(8)

Total operating expenses	—	—		—	239	(275)	(36)		(36)

Income from operations	—	—		—	99	275	374		374
Interest expense	—	—		—	—	17	17		17	(6)

Net income (loss)	—	—		—	99	292	391		391

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(C) Acquisitions Adjustments — (Continued)

	Fortress CCRC Portfolio(4)				Prudential Portfolio(4)

		Pro Forma				Pro Forma
	Historical(1)	Adjustments		Net	Historical(1)	Adjustments		Net	Total

Nine months ended September 30, 2005:
Revenue:
Resident fees	20,266	(1,908	)(2)	18,358	23,525	—		23,525	41,883

Total revenues	20,266	(1,908)		18,358	23,525	—		23,525	41,883

Operating Expenses:
Facility operating	16,574	(1,986	)(2)	14,588	14,210	(1,150	)(3)	13,060	27,648
Management fees — affiliate	868	—		868	1,690	—		1,690	2,558	(7)
Facility lease expenses	—	—		—	500	83		583	583
Depreciation and amortization	1,990	1,733		3,723	2,396	4,030		6,426	10,149	(8)

Total operating expenses	19,432	(253)		19,179	18,796	2,963		21,759	40,938

Income (loss) from operations	834	(1,655)		(821)	4,729	(2,963)		1,766	945
Contributions and deferred gifts	71	(71	)(5)	—	—	—		—	—
Interest income	455	(455	)(5)	—	—	—		—	—
Net unrealized and realized gains (losses) on investments	(158)	158	(5)	—	—	—		—	—
Interest expense	(1,013)	(620	)(6)	(1,633)	(2,715)	(1,668	)(6)	(4,383)	(6,016	)(6)
Interest expense — affiliate	(675)	675	(5)	—	—	—		—	—
Gain on sale of real estate	—	—		—	123,678	(123,678	)(5)	—	—
Amortization of deferred financing costs	(72)	72	(5)	—	—	—		—	—

Net income (loss)	$(558)	$(1,896)		$(2,454)	$125,692	$(128,309)		$(2,617)	$(5,071)

(1)	Represents the historical operations at all eight Fortress CCRC Portfolio facilities purchased in April and May 2005 and eight Prudential Portfolio facilities purchased in June and July 2005 for the periods presented. See the historical financial statements included elsewhere in the Registration Statement.

(2)	Represents the historical property revenue and facility operating expenses for the two Fortress CCRC Portfolio facilities (Heritage Crossings and Heatherwood Village) that were sold in the third quarter of 2005 by the Brookdale Facility Group.

(3)	Represents non-recurring operating expenses such as incentive bonus payments and professional fees that were incurred in the first and second quarter of 2005 as results of the sale of the facilities:

Nine Months
Ended
September
30, 2005

As reported	$14,210
Less, non-recurring	(1,150)

Net recurring operating expenses	$13,060

(4)	See the historical financial statements of Fortress CCRC Portfolio and Prudential Portfolio included elsewhere in the prospectus. Revenue and operating expenses for these facilities subsequent to their purchase are included in the combined financial statements of Brookdale Facility Group.

(5)	Reflects historical operations that would not be consistent for our ownership for the year ended December 31, 2004 and the three and nine months ended September 30, 2005, including the permanent impairment charge recognized by the prior owner of the Fortress CCRC Portfolio

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(C) Acquisitions Adjustments — (Continued)

(impairment was recognized based upon FIG’s offer to purchase the facilities and the related purchase price); contributions and deferred gifts since we are not a non-profit entity, investment income and net unrealized and realized gains (losses) on investments since we did not purchase the investments, amortization of deferred financing costs related to the prior owners’ debt, and gain on sale of real estate recognized by the prior owner of the Prudential Portfolio related to FIG’s purchase of the facilities.

(6)	The following represents the additional costs of the Acquisition facilities under our ownership:

		Nine Months	Three Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2004	2005	2005

Interest Expense:
Reflects interest expense for debt incurred in connection with the acquisition of the properties, net of historical interest incurred and included in the combined historical financial statements of Brookdale Facility Group:

		Effective
	Amount	Rate

Fortress CCRC Portfolio	$105.8 million	6.615%	(a)	$(6,996)	$(1,633)	$26
Prudential Portfolio	$171.0 million	5.38%		(9,200)	(4,383)	(9)

				$(16,196)	$(6,016)	$17

(a) Effective rate reflects interest rate under terms of a swap agreement.

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(C) Acquisitions Adjustments — (Continued)

		Nine Months	Three Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2004	2005	2005

(7) General and Administrative Expense:

The pro forma statements of operations reflect actual general and administrative expense (management fees) under prior owner. Brookdale Facility Group did not hire any management or any corporate employees from the prior owner. We hired new employees for both the Fortress CCRC Portfolio and Prudential Portfolio subsequent to their purchase. As a result, general and administrative expenses are expected to be reduced significantly for the Fortress CCRC Portfolio and Prudential Portfolio under our ownership and management. Our estimated expenses will primarily consist of additional salaries and wages for new employees as follows:
Fortress CCRC Portfolio	$1,300	$325	$—
Prudential Portfolio	700	350	—

	$2,000	$625	$—

(8) Depreciation and Amortization Expense:
Reflects depreciation and amortization expense on the
purchase of the Fortress CCRC Portfolio and Prudential
Portfolio, based on the purchase
price allocation as follows:

				Nine Months	Three Months
			Year Ended	Ended	Ended
		Estimated	December 31,	September 30,	September 30,
	Amount	Life	2004	2005(b)	2005(b)

Land	$58.3 million	n/a	$—	$—	$—
Building and improvements	$390.8 million	40 years	9,769	3,493	(236)
Furniture, fixtures and equipment	$8.6 million	7 years	1,234	387	(39)
Lease Intangible(a)	$18.0 million	1 year	18,000	6,058	—
Amortization of deferred costs			620	211	—

			$29,623	$10,149	$(275)

(a)	Reflects purchase price allocated to in-place tenant leases at each of the acquired facilities based upon a vacancy component. Purchase price allocated represent the fair value assigned to the in place leases at date of acquisition. We typically do not pay commissions or provide incentives in leasing our units. The individual leases were considered at market rate due to the short-term nature (one year or less in duration).

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(C) Acquisitions Adjustments — (Continued)

(b)	Depreciation expense adjustment is net of amounts recorded in the combined historical financial statements of Brookdale Facility Group.

(D)	Initial Public Offering Adjustments
Balance Sheet
       Following is a summary of adjustments to reflect the net proceeds received from the offering and the use of proceeds:

Gross offering proceeds from sale of 11.1 million common shares at $19 per share		$210,368
Less sale of 4.2 million common shares by minority stockholder of Alterra (a company within the Brookdale Facility Group)		(79,268)
Less offering costs and underwriters’ discount		(14,779)

Net proceeds from offering		116,321

Retirement of certain indebtedness and other:
i) Retirement of mortgage and other debt(2)		(60,746)
ii) Repayment of lessor advances(1)		(2,228)
iii) Purchase price of currently leased facilities, including fees and expenses	$(20,700)
Estimated debt financing to be obtained at closing(2)	13,000
Release of cash and investments — restricted deposit	1,000	(6,700)

Total use of proceeds		(69,674)

Net excess cash from offering		$46,647

(1)	The amount is classified into two accounts in the condensed consolidated balance sheet: Other Assets for $1,006 representing payments made by the lessor pursuant to the case that will be deferred and amortized by us and Other Liabilities for $1,222 representing repayment of funds advanced to us.

(2)	The mortgage and other debt is classified as follows in the condensed consolidated balance sheet:

Retired debt	$(60,746)
Estimated new debt	13,000

Net retired debt	(47,746)
Less-current portion retired	1,796

Long-term debt retired	$(45,950)

In connection with our offering, Brookdale Facility Group was contributed to the Company on September 30, 2005 with affiliates of FIG and the Minority Shareholders receiving common stock of the Company as follows:

Brookdale	20,000,000
Alterra	18,000,000
Fortress CCRC Portfolio	8,250,000
Prudential Portfolio	11,750,000

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)

(D)	Initial Public Offering Adjustments — Statements of Operations
The following represents adjustments to reflect the effect of the offering transactions on historical operations:

		Nine Months	Three Months
		Ended	Ended
	Year Ended	September 30,	September 30,
	December 31, 2004	2005	2005

Facility lease expense:
Reflects net reduction in actual historical lease expense from our offering related transactions:
Purchase of leased facilities	$(1,528)	$(1,308)	$(436)
Repayment of lessor advances and costs	(351)	(266)	(89)
Adjustment for redesignation of interest rate swap to hedge floating rate lease payment	706	525	175
Reduction in amortization of deferred gain related to minority interest step-up	5,306	4,051	1,398

	$4,133	$3,002	$1,048

Depreciation and amortization expense:
       Depreciation and amortization expense reflects depreciation and amortization expense on purchased lease facilities with offering proceeds and the Brookdale Facility Group minority ownership interest adjustment using the straight line method over our estimated useful lives.

	Amount

		Minority				Nine Months	Three Months
	Purchased	Shareholders			Year Ended	Ended	Ended
	Leased	Interest		Estimated	December 31,	September 30,	September 30,
	Facilities	Adjustment(4)	Total	Life	2004(3)	2005(3)	2005(3)

Land	$1,976	$2,799	$4,775	N/A	$—	$—	$—
Buildings and improvements	17,196	25,725	42,921	40 years	1,073	805	268
Furniture, fixtures and equipment	593	2,892	3,485	7 years	498	373	124
Lease intangibles(1)	935	6,520	7,455	1 year	7,455	5,591	1,864
Operating lease costs(2)	—	138,077	138,077	(2)	9,402	7,051	2,350
Alterra Minority Adjustment(3)	—	—	—	—	4,217	2,108	—
Other	—	—	—	N/A	(1,039)	(751)	(214)

	$20,700	$176,013	$196,713		$21,605	$15,178	$4,393

(1)	Reflects costs allocated to in-place tenant leases of each facility based upon a vacancy component. Costs allocated represent the fair value assigned to the in-place leases at the date of acquisition. We typically do not pay commissions or provide incentives in leasing our units. The individual leases were considered at market due to their short-term nature (one year or less in duration).

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)

(2)	Reflects costs allocated to the facilities we operate under long-term operating leases. Fair value was determined based on discounted future cash flows for the initial term of each lease. Costs are amortized over the term of the lease.

(3)	In June 2005, Fortress purchased 50% of a Minority Shareholder’s ownership in Alterra. The purchase adjustment has been reflected in the historical financial statements from the date of purchase. The adjustment represents depreciation expense for periods prior to the purchase based upon building and improvements of $8,075, furniture and equipment of $1,258, lease intangibles of $1,675 and operating leases of $30,055 over the estimated lives described above.

(4)	Reflects the amounts recorded in the Company’s historical consolidated balance sheet as of September 30, 2005, related to the value of common stock issued to the Minority Shareholders for their contributed interest in the Brookdale Facility Group. See note 1 to the historical financial statements of Brookdale Senior Living Inc.
Interest Expense:
Reflects a net reduction in interest expense (debt) from our offering-related transactions:

				Nine Months	Three Months
			Year Ended	Ended	Ended
		Effective	December 31,	September 30,	September 30,
	Amount	Rate	2004	2005	2005

Retirement of existing debt	$60,746	7.53%	$4,717	$3,556	$1,186
New debt related to purchase of leased facilities	$13,000	5.65%	(735)	(551)	(183)

			$3,982	$3,005	$1,003

(D)	Other Adjustments — Statements of Operations

(E) Reflects net interest expense in connection with the refinancing of facilities that closed December 2004 and March 30, 2005, respectively, interest rate swaps that closed March 2005 and elimination of other interest:

					Nine Months	Three Months
				Year Ended	Ended	Ended
		Effective		December 31,	September 30,	September 30,
	Amount	Rate		2004	2005	2005

New mortgage loans	$182.0 million	8.15%	(1)	$(14,823)	$(3,706)	$—
Mortgage loans repaid	$178.8 million	9.61%		17,189	4,404	—
Additional interest expense on refinancing and interest rate swap that closed December 2004 and March 2005, respectively				(2,449)	(325)	—
Other				—	438	189

				$(83)	$811	$189

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(D) Other Adjustments — Statements of Operations (Continued):

				Nine Months	Three Months
			Year Ended	Ended	Ended
		Effective	December 31,	September 30,	September 30,
	Amount	Rate	2004	2005	2005

Loss on extinguishment of debt (write-off of unamortized deferred financing costs) related to the above refinancings			$(788)	$(172)	$—

Net amortization of deferred costs related to the above refinancings, net of expenses amortized in the historical financial statements			$1,000	$41	$—

(1)	Reflects interest rate under terms of a swap agreement.

		Nine Months	Three Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2004	2005	2005

(F) Reflects operating and general and administrative expense reductions not included in the accompanying unaudited pro forma condensed consolidated financial statements:
Operating expense reductions as a result of signed contracts with vendors such as food and insurance	$(8,747)	$(6,560)	$(2,187)
General and administrative expense reductions as a result of identified corporate office positions and function to be eliminated or consolidated and signed information technology contracts	(5,135)	(3,851)	(1,284)

	$(13,882)	$(10,411)	$(3,471)

       Although we expect to achieve significant cost savings through a reduction in operating and general and administrative costs and reduction in corporate employees, such amounts are not reflected in the accompanying unaudited pro forma financial statements.

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(D) Other Adjustments — Statements of Operations (Continued):

		Nine Months	Three Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2004	2005	2005

(G) Reflects general and administration expense expected to be incurred to operate as a public company including salaries, wages and benefits for additional staff, professional fees and other corporate level activity. Such amounts are based on estimates of staffing levels and services from third parties or quotes from our vendors. We have included a pro forma adjustment as our best estimate of these additional costs	$2,476	$1,857	$619

(H) Reflects stock compensation expense included in general and administrative expense in connection with grants under the Restricted Stock Plan. Certain executives of Brookdale and Alterra were granted shares or member interests that will be converted to 2.5 million shares of the Company’s common stock upon completion of the merger. The shares initially vested on the grant date (August 2005) in the range of 0-50% for a total of 973,684 shares subject to the employees remaining continuously employed through our offering and the remaining 1,551,721 shares will vest over a five-year period following the offering. The estimated compensation expense to be recognized on the vested shares of $18.5 million based on an initial value of $19.00 per share is recorded as compensation expense from the date of grant to the expected initial public offering date (estimated to be in the fourth quarter 2005). For the three and nine months ended September 30, 2005, the Company recognized $10.0 million of compensation expense for the initial vested shares.
Additional compensation expense for initial grant	$—	$8,907	$8,907
Annual compensation expense for the remaining shares to vest, recognized on a straight-line basis (five year vesting period), net of estimated forfeitures	5,307	3,980	1,327

Total compensation expense	$5,307	$12,887	$10,234

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(D) Other Adjustments — Statements of Operations (Continued):

		Nine Months	Three Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2004	2005	2005

(I) Reflects estimated management fees for managing one Fortress CCRC Portfolio facility sold July 1, 2005 and now under a management agreement. Fee is based on 5% of gross revenues and entrance fee receipts.	$250	$188	$63

(J) Reflects elimination of change in fair value of derivatives for forward interest rate swaps terminated and replaced by new interest rate swaps on March 30, 2005 (note (E))	$(3,176)	$(4,080)	$67

(K) Reflects estimated additional interest income from cash and cash equivalents and cash and investments — restricted held in interest bearing accounts pursuant to the terms of the related agreement.	$1,515	$1,760	$587

(L) The net effect of the acquisition, initial public offering and other pro forma adjustments results in additional losses for GAAP purposes. The net effect of these losses would result in no tax provision (benefit) as all losses would be included in the valuation allowance as we are in a net deferred tax asset position primarily due to loss carryforwards. We have applied a valuation allowance against the deferred tax assets.

Other Adjustments — Balance Sheet:

(M) On September 30, 2005, the Company declared and paid on October 7, 2005, a dividend of $14,355.
Pro Forma Income (Loss) Per Share
Shares used to calculate unaudited pro forma basic and diluted income (loss) from continuing operations per share were adjusted to reflect shares issued to FIG and the Minority Shareholders, for their contribution of the Brookdale Facility Group (“Historical Shares” — 58,000,000 shares), including management’s restricted stock (973,684 shares to be vested prior to our offering and 1,551,721 shares unvested), and the shares issued as part of our offering that are being used to retire debt and purchase the leased facility (“Offering Shares” — 4,429,000 shares). We have also included an earnings per share calculation (“All Shares”) that includes the additional shares issued in the offering (“Additional Offering Shares” — 2,471,000 shares) to show the effect on earnings for all shares outstanding after the completion of our offering.

BROOKDALE SENIOR LIVING INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands)
(D) Other Adjustments — Statements of Operations (Continued):

	Historical	Offering	Pro Forma

Weighted average number of shares of common stock outstanding — basic	56,448	4,429	60,877
Additional shares issued for management’s unvested restricted stock(1)	—	—	—

Weighted average number of shares of common stock outstanding — diluted	56,448	4,429	60,877

Additional Offering Shares	—	2,471	2,471

Weighted average number of shares of common stock outstanding — All Shares	56,448	6,900	63,348

(1)	A total of 1,551,721 shares related to the unvested portion of management’s restricted stock plan have been excluded since their inclusion would be antidilutive.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholder of
     Brookdale Senior Living Inc.:
We have audited the accompanying balance sheet of Brookdale Senior Living Inc. (the “Company”) as of July 1, 2005. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at July 1, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
August 5, 2005

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2005 (unaudited) and July 1, 2005
(In thousands, except stock amounts)

	September 30,	July 1,
	2005	2005

	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$59,751	$1
Cash and investments — restricted	43,076	—
Accounts receivable, net	11,540	—
Prepaid expenses and other, net	16,623	—

Total current assets	130,990	1

Property, plant and equipment	1,262,960	—
Accumulated depreciation	(57,311)	—

Property, plant and equipment, net	1,205,649	—

Cash and investments — restricted	25,211	—
Investment in unconsolidated ventures	14,215	—
Goodwill	54,797	—
Lease security deposit	26,657	—
Other, net	14,416	—

Total assets	$1,471,935	$1

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of debt	$5,247	$—
Trade accounts payable	7,445	—
Accrued expenses	86,623	—
Refundable entrance fees	25,257	—
Tenant refundable entrance fees and security deposits	16,225	—
Deferred revenue	15,332	—
Dividends payable	14,355	—

Total current liabilities	170,484	—

Long-term debt, less current portion	652,738	—
Deferred gains	66,213	—
Deferred lease liability	14,973	—
Deferred tax liability	30,839	—
Other	24,273	—

Total liabilities	959,520	—

Commitments and contingencies
Stockholders’ Equity:
Preferred stock, $.01 par value, 50,000,000 shares authorized at September 30, 2005; no shares issued and outstanding	—	—
Common stock, $.01 par value, 200,000,000 shares authorized at September 30, 2005; 58,000,000 shares issued and outstanding	580	—
Additional paid-in-capital	547,996	1
Accumulated deficit	(35,215)	—
Accumulated other comprehensive loss	(946)	—

Total stockholders’ equity	512,415	1

Total liabilities and stockholders’ equity	$1,471,935	$1

See accompanying notes to consolidated balance sheets.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

1.	Organization
       Brookdale Senior Living Inc. (“BSL”) was formed as a Delaware corporation on June 28, 2005. Under the Certificate of Incorporation, the Company was initially authorized to issue up to 5,000 common shares and 5,000 of preferred shares. On September 30, 2005, our Certification of Incorporation was amended to authorize up to 200,000 common shares and 50,000 preferred shares. The Company has had no operations since its formation. We provide services to the elderly through facilities located in urban and suburban areas of major markets in the United States.
       On September 30, 2005, the holders of all equity shares or membership interests in Brookdale Living Communities, Inc. (“BLC”), Alterra Healthcare Corporation (“Alterra”), FIT REN LLC (“FIT REN”) and Fortress CCRC Acquisition LLC (“Fortress CCRC”) (collectively all such entities are referred to as the “Brookdale Facility Group”) contributed their ownership interests to BSL for common shares of BSL. Simultaneously with the formation transaction, FIT II contributed its membership interest in FIT REN to FEBC in exchange for common shares of BSL. A summary of the common shares issued by BSL for the respective interests is as follows:

BLC		20,000
Alterra	18,000
FIT REN	11,750	29,750

Fortress CCRC		8,250

		58,000

       We are in the process of an initial public offering of common shares although there can be no assurance that the public offering will occur.
       Prior to the merger transaction described above, Fortress Investment Group (“FIG”) controlled BLC, Alterra, FIT REN and Fortress CCRC through its ability to exercise voting, financial and investment control over each of the entities through contractual control relationships with and investment advisory agreements over the various entities that own the majority of BLC, Alterra, FIT REN and Fortress CCRC.
       Ownership interests in BLC and Alterra representing all interests in the merger not controlled by FIG (“Non-FIG Shareholders”) (they own approximately 10.1 million and 4.8 million shares of BLC and Alterra, respectively, collectively 14.9 million of the above shares of common stock representing 50.5% and 26.7% of BLC and Alterra, respectively, collectively 25.7 of the shares outstanding in BSL) were adjusted for financial reporting purposes to the fair value as if their ownership interests in BLC and Alterra were purchased by the Company as of September 30, 2005. This results in partial step-up to the fair value in the assets, liabilities and equity of BSL.
       The following table summarizes the step-up in basis to reflect the fair value adjustments relating to the ownership interests of the Non-FIG Shareholders, as of September 30, 2005.

Fair Value
Adjustment

Property, plant and equipment, net	$176,013
Deferred costs	(2,004)
Investment in unconsolidated ventures	(217)
Goodwill	45,836

Total Assets	$219,628

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

Fair Value
Adjustment

Deferred gains	(60,262)
Deferred lease liability	(12,487)
Deferred tax liability	30,839

Total Liabilities	(41,910)
Stockholders’ equity	261,538

Total Liabilities and Stockholders’ Equity	$219,628

       The fair value adjustment to stockholders’ equity was calculated as the difference between the historical carrying value of Non-FIG shareholders in BLC and Alterra and their estimated fair value as of September 30, 2005. The fair value was estimated on a preliminary basis based upon the value as of September 30, 2005. The fair value was estimated on a preliminary basis based upon the total number of shares issued by BSL to the Non-FIG Shareholders and valued at the offering price of $19 per share. The allocation of fair value to individual assets and liabilities of BLC and Alterra was based upon the fair value of underlying assets and liabilities. Current assets, certain long-term assets, current liabilities, long-term debt and certain long-term liabilities were valued at their historical costs since fair value approximated their costs. Property, plant and equipment, deferred costs, goodwill, deferred gains and deferred lease liability were valued based upon the Company’s accounting policies with regards to these asset and liability categories. Fair value for property, plant and equipment was determined utilizing discounted cash flows derived from the operations of the facilities owned or leased within each company. The discount rates and cap rates used in the valuations are deemed by management to represent current market rates. Deferred costs, deferred gains and deferred lease liability were deemed to have no fair value since there is no future benefit or costs associated with these accounts. Allocated values are preliminary and may change.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

Total
Equity

Contribution from Brookdale Facility Group	$230,441
Reclass of minority interest to equity in connection with combination	20,436
Minority step-up in basis	261,538

$512,415

2.	Summary of Significant Accounting Policies
Basis of Presentation
       The accompanying unaudited consolidated financial statements as of September 30, 2005 have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information. All significant intercompany balances and transactions have been eliminated. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All amounts included in the notes to the consolidated financial statements referring to September 30, 2005 are unaudited.
Principles of Consolidation
       In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46R”). This Interpretation addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities (“VIE”) as defined in the Interpretation. A company that holds variable interests in an entity will need to consolidate the entity if its interest in the VIE is such that it will absorb a majority of the VIE’s losses and/or receive a majority of expected residual returns, if they occur.
       We developed and manage one facility for a third-party entity for which we have guaranteed certain debt obligations and have the right to purchase or lease the facility. The consolidated assets and liabilities of the entities primarily consist of property, plant, equipment and related debt. On March 1, 2005, we obtained legal title to four VIE’s (The Meadows of Glen Ellyn, The Heritage of Raleigh, Trillium Place and The Hallmark of Creve Coeur facilities). As these four VIE’s were previously consolidated pursuant to FIN 46R, the legal acquisition of the facilities had minimal accounting impact.
       At September 30, 2005, the Company is the primary beneficiary pursuant to FIN 46R for the Hallmark, Battery Park City, which remains consolidated pursuant to FIN 46R.
Investment in Unconsolidated Ventures
       The equity method of accounting has been applied in the accompanying financial statements with respect to our investment in unconsolidated ventures that are not considered VIE’s as we do not possess a controlling financial interest (note 3).

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
New Accounting Pronouncements
       In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006. We adopted SFAS 123R in connection with the conversion of predecessor restricted shares into BSL shares on September 30, 2005 (note 12).
       In June 2005, the FASB issued EITF Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-05”). EITF 04-05 provides guidance in determining whether a general partner controls a limited partnership that is not a VIE and thus should consolidate the limited partnership. The effective date is June 29, 2005, for all new limited partnerships and existing limited partnerships for which the partnership agreements are modified and no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005 for all other limited partnerships. We are currently reviewing the impact of adopting EITF 04-05.
Use of Estimates
       The preparation of the consolidated balance sheet in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates and assumptions.
Cash and Cash Equivalents
       We consider all investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
       Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $2.6 million as of September 30, 2005. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary.
Revenue Recognition
            Resident Fee Revenue

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services and fees associated with additional services such as

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

personalized health and assisted living care. Residency agreements are generally for a term of one year.
            Entrance Fees

Three facilities have residency agreements which require the resident to pay an upfront fee prior to occupying the facility. Generally we have no further obligation to provide healthcare or reduce the future monthly fee paid by the tenant. In two of our facilities a portion of the entrance fee is refundable and a portion non-refundable. In the third facility the entrance fee is refundable to the resident pro rata over a 67-month period.

The non-refundable portion of the entrance fee is recorded as deferred revenue and amortized over the estimated stay of the resident. The estimated stay is currently based on the historical average stay. The refundable portion is generally refundable upon the sale of the unit, or in certain agreements upon the resale of a comparable unit or 12 months after the resident vacates the unit. All amounts due to residents are classified as current liabilities.

Management Fee Revenue

Management fee revenue is recorded as services provided to the owners of the facilities. Revenues are determined by an agreed upon percentage of gross revenues (as defined).
Cash and Investments — Restricted
       Cash and investments — restricted consist principally of deposits required by certain lenders and lessors pursuant to the applicable agreement and consist of the following:

September 30,
2005

(Unaudited)
Current:
Real estate taxes	$13,447
Tenant security deposits	11,945
Replacement reserve and other	17,684

Subtotal	43,076

Non-current:
Collateral deposit for interest rate swaps (note 8)	5,382
Insurance reserves	17,329
Debt service reserves	2,500

Subtotal	25,211

Total	$68,287

       Eight facilities located in Illinois are required to make escrow deposits under the Illinois Life Care Facility Act. As of September 30, 2005, required deposits were $13,514, all of which were made in the form of letters of credit.
Income Taxes
       Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
and tax bases of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Property, Plant and Equipment
       Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease.
       In accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, we will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.
       We allocate the purchase price of facilities to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions SFAS No. 141 Business Combinations. In making estimates of the fair values of the tangible and intangible assets for purposes of allocating purchase price, we consider information obtained about each property as a result of its pre-acquisition due diligence, marketing, leasing activities and independent appraisals.
       We allocate a portion of the purchase price to the value of leases acquired based on the difference between the facilities valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors management considers in its analysis include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes estimates of lost rentals during the lease-up period and estimated costs to execute similar leases. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases.
       Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life

Buildings and improvements	40 years
Leasehold intangibles and improvements	1 - 18 years
Furniture and equipment	3 - 7 years
Resident lease intangibles	1 year
Deferred Costs
       Deferred financing and lease costs are recorded in other assets and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt or lease.
Fair Value of Financial Instruments
       Cash and cash equivalents, cash and investments-restricted and variable rate debt are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
debt using a discounted cash flow analysis based upon our current borrowing rate for debt with similar maturities. As of September 30, 2005, the fair value of fixed rate debt approximates its book value.
Derivative Financial Instruments
       In the normal course of business, we use a variety of financial instruments to manage or hedge interest rate risk. We have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, fixed rate debt to a floating rate basis, as well as to hedge anticipated future financing transactions. All derivative instruments are recognized as either assets or liabilities in the combined balance sheet at fair value. The change in mark-to-market of the value of the derivative is recorded as an adjustment to income or other comprehensive income (loss) depending upon whether it has been designated and qualifies as part of a hedging relationship.
       We do not enter into derivative contracts for trading or speculative purposes. Furthermore, we have a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors.
Goodwill
       Goodwill is not amortized and we perform an annual impairment test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We will record impairment losses on the goodwill acquired when events and circumstances indicate that the asset might be impaired. Impairment losses are measured as the difference between carrying value and fair value of our net assets.
Self-Insurance Liability Accruals
       We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed facilities under a master insurance program, our current policy provides for deductibles of $1.0 million for each and every claim. As a result, we are self-insured for most typical claims. In addition, we maintain a self-insured workers compensation program (with excess loss coverage of $250,000 to $500,000 per individual claim) and a self insured employee medical program (with excess loss coverage of $200,000 to $300,000 per claim). We are self-insured for amounts below these excess loss coverage amounts. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actual valuations, third party administrator estimates, consultants, advice form legal counsel and industry, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.
Dividend
       On September 30, 2005, our board of directors declared a dividend of $0.25 per share of our common stock, or an aggregate of $14.4 million, for the three months ended September 30, 2005, which we paid on October 7, 2005.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
Advertising Costs
       Advertising costs are expensed as incurred.
Facility Leases
       We, as lessee, make a determination with respect to each of the facility leases whether they should be accounted for as operating leases or capital leases. We base our classification criteria on estimates regarding the fair value of the leased facility, minimum lease payments, our effective cost of funds, the economic life of the facility and certain other terms in the lease agreements. The initial lease terms vary from 15 to 20 years. Facilities under operating leases are accounted for in our statement of operations as lease expense for actual rent paid plus or minus a straight-line adjustment for estimated minimum lease escalators and amortization of deferred gains in situations where sale-leaseback transactions have occurred. For facilities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale lease back transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.
       All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the leased term, including the rent holiday period.
Sale Leaseback
       Sale leaseback accounting is applied to transactions in which a residence is sold and leased back from the buyer. Under sale leaseback accounting, we remove the property and related liabilities from the balance sheet. Gain on the sale is deferred and recognized as a reduction of rent expense for operating leases and a reduction of amortization expense for capital leases.

3.	Investment in Unconsolidated Ventures
GFB-AS Investors, LLC
       We own a 100% interest in GFB-AS Investors, LLC (“GFB”), a Delaware limited liability company, and GFB, in turn, owns management contract rights, loans receivable, and the equity interests in the general partners of various partnerships (the “GC Property Partnerships”) previously owned or controlled by affiliates of Grand Court Lifestyles, Inc. Each GC Property Partnership owns a senior housing facility (the “GC Facilities”).
       As of December 31, 2004 and 2003, we have management consulting and supervisory agreements with three and 19 GC Property Facilities, respectively, providing for a fee payable in the amount of 2.8% of the gross revenues.
Brookdale Senior Housing, LLC
       On September 30, 2003, our predecessor formed the Brookdale Senior Housing, LLC joint venture (“Venture”) with a third party (“Venture Partner”) and effectively sold 75% of our interest in the Southfield and Mt. Lebanon facilities which were financed by the Venture Partner. The Venture made a $12,739 mezzanine loan to the Austin facility payable interest at the rate of all available cash

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
flow, as defined, and entitled the Venture to receive all appreciation in the facility. In addition, the Venture Partner made a first mortgage loan of $16,422 secured by the Austin facility and on the same terms as the Southfield and Mt. Lebanon first mortgage loans.
       The Venture agreement provides that all operating cash flow is distributed to the Venture Partner until they receive a 16% cumulative preferred return and then 60% to the Venture Partner and 40% to us. Sale or refinancing proceeds are to be distributed first to the Venture Partner until they receive their cumulative preferred return; second to the venture partner until they receive the return of their contributed equity; and then 60% to the Venture Partner and 40% to us. Additional capital contributions, if any, are to be contributed 75% by the Venture Partner and 25% by us.
       We manage the facilities for a fee equal to 5% of gross revenues. Under certain limited circumstances the venture partner has the right to terminate the management agreement.
       Combined summarized financial information of the unconsolidated joint ventures accounted for using the equity method are as follows:

September 30,

2005

(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$453
Notes receivable	12,739
Property, plant and equipment, net	49,635
Other	1,070

Total assets	$63,897

Liabilities — accounts payable and accrued expenses	1,338
Long-term debt	30,355
Members’ equity	32,204

Total liabilities and members’ equity	$63,897

Members’ equity consists of:
Invested capital	$35,973
Cumulative earnings	277
Cumulative distributions	(4,046)

Members’ equity	$32,204

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

4.	Property, Plant and Equipment
       Property, plant and equipment consist of the following as of:

September 30,
2005

(Unaudited)
Land	$106,360
Buildings and improvements	897,167
Furniture and equipment	60,604
Resident and operating lease intangibles	198,829

1,262,960
Accumulated depreciation and amortization	(57,311)

Property, plant and equipment, net	$1,205,649

5.	Debt
Line of Credit Agreement
       At September 30, 2005, we had an available unsecured line of credit of $23,550 ($13,550, is only available for certain letters of credit), and $0 was outstanding. Borrowings under the line of credit accrue interest at the prime rate plus 1.00% (prime rate 6.25%, at September 30, 2005). We must pay a quarterly fee of 1/8% per annum on the unused amounts under the lines of credit during the quarter. Pursuant to the terms of the credit agreement, we must maintain certain debt service coverage ratios. The line of credit matures on May 31, 2006.
       As of September 30, 2005, we have additional outstanding letters of credit totaling $5,472, with a second financial institution to secure the Company’s obligations for our self-insured retention risk under its various insurance policies. The total amount of letters of credit outstanding as of September 30, 2005 of $26,405 includes $5,472, related to the self-insured retention risk.
Long-term Debt, Capital Leases and Financing Obligations
       Long-term debt, capital leases and financing obligations consist of the following:

September 30,
2005

(Unaudited)
Mortgage notes payable due 2008 through 2009 weighted average interest at rates of 6.99%	$24,288
Mortgages payable, due from 2005 through 2037; weighted average interest rate of 8.47%	75,037
$150,000 Series A and $32,000 Series B notes payable, secured by development properties, bearing interest at LIBOR plus 3.05% to LIBOR plus 5.60%, respectively, payable in monthly installments of interest only, with a maturity date of April 1, 2008 and 50% guaranteed by the Company(a)	182,000
Mortgages payable due 2012, weighted average interest rate of 5.38%, payable interest only through June 2010 and payable in monthly installments of principal and interest through maturity in June 2012	171,000

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

September 30,
2005

(Unaudited)
Mortgages payable due 2010, bearing interest of LIBOR plus 3%, payable in monthly installments of interest only until April 2009	105,756
Loan payable interest only monthly at prime plus 1% (prime 6.25% at September 30, 2005) and principal payable quarterly of $500 commencing July 1, 2005 and maturing March 31, 2007	9,500
Capital and financing lease obligation payable through 2020; weighted average interest rate of 11.83% in 2004	66,284
Mezzanine loan payable to Brookdale Senior Housing, LLC joint venture with respect to The Heritage at Gaines Ranch facility, payable to the extent of all available cash flow (as defined)	12,739
Serial and term revenue bonds maturing serially from 2003 through 2013; interest rate of 7.36%	2,555
Notes payable to former joint venture partners through 2008; interest rates of 9.0%	8,826

Total debt	657,985
Less current portion	5,247

Total long-term debt	$652,738

(a)	Annually the Series A and B notes payable can be resized, as defined, to convert the Series B note to a Series A note. On the first anniversary date Series A interest rate is LIBOR plus 3.10% and Series B is LIBOR plus 6.60% increasing 1.00% annually thereafter. The notes can also be extended to two one-year terms based on meeting certain covenants.

(b)	Certain of our debt agreements require us to maintain financial ratios, including debt service coverage and occupancy ratios and are guaranteed by us.
       Substantially all the property, plant and equipment has been pledged as collateral for the outstanding debt, capital lease and financing obligations.

6.	Derivative Financial Instruments
Forward Interest Rate Swaps
       In December 2004, in connection with the proposed acquisition of the Fortress CCRC Portfolio, our predecessor entered into $120,000 three-year forward interest rate swaps to hedge the anticipated floating rate debt under which we pay 3.165% and receive LIBOR from the counterparty. In connection with the acquisition, we obtained $105,756 of first mortgage of the $120,000 interest rate swap $105,756 is treated as a cash flow hedge and the balance of $14,244 is mark-to-market and recorded as an adjustment to income.
       In March 2005, our predecessor entered into interest rate swaps in the amount of $252,000 to hedge the floating rate debt and lease payments under which we pay an average fixed rate of 4.66% and receive LIBOR from the counterparty. The interest rate swaps are comprised of $215,000 seven-year swap at an average fixed rate of 4.71% and $37,000 three-year swap at a fixed rate of 4.40% . In connection with the swaps we posted $2,250 as collateral and are required to post additional collateral based on changes in the fair value of the swaps. The swaps are treated as cash flow hedges with unrealized gains or losses recorded in accumulated other comprehensive income.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
       In March 2005, our predecessor entered into a $170,000 five-year forward interest rate swap to hedge the anticipated floating rate debt under which we paid 4.6375% and receive LIBOR from the counterparty. In connection with the purchase of the facilities our predecessor obtained fixed rate financing and terminated the forward swap incurring a termination payment of $2.6 million. The loss has been recorded in other comprehensive loss and is being amortized as additional interest expense over the term of the new debt.
       We are exposed to credit loss in the event of non-performance by the counterparty to an interest rate swap agreement; however, we do not anticipate non-performance by the counterparty.

7.	Accrued Expenses
       Accrued expenses comprise of the following:

September 30,
2005

(Unaudited)
Accrued salaries and wages	$10,137
Accrued interest	4,075
Accrued insurance reserves	19,175
Accrued real estate taxes	15,910
Accrued income taxes	764
Accrued vacation	5,558
Accrued professional fees	2,332
Accrued lease payable	6,311
Other	22,361

Total	$86,623

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

8.	Income Taxes
       Significant components of our deferred tax assets and liabilities are as follows:

September 30,
2005

(Unaudited)
Deferred income tax assets:
Operating loss carryforwards	$51,122
Prepaid revenue	1,078
Accrued expenses	11,085
Fair value of swaps (a cumulative effect of a change in accounting principal in 2003, note 8)	1,594
Deferred gain on sale leaseback	18,101
Other	4,201

Total gross deferred income tax asset	87,181
Valuation allowance	(20,016)

Net deferred income tax assets	67,165

Deferred income tax liabilities:
Property, plant and equipment	90,075
Investment in Brookdale Senior Housing, LLC	5,412
Other	2,517

Total gross deferred income tax liability	98,004

Net deferred income tax liability	$30,839

       As described in note 1, BSL was formed by the exchange of common shares or membership interests in entities controlled by FIG. In connection with the transaction the assets and liabilities of the Non-FIG Shareholders were recorded at their respective fair values for financial reporting purposes. The assets and liabilities were recorded at carryover basis for Federal income tax purposes. The difference between the basis recorded for financial reporting purposes and the basis recorded for Federal income tax purposes is reflected as a deferred tax liability. As a result of the transaction, we have determined that it is more likely than not that we will recognize certain deferred tax assets and have reduced our valuation allowance to $20.0 million. In accordance with SFAS 109, the reduction in the allowance was reflected in the fair value adjustments described in note 1.
       As of September 30, 2005, BSL had operating net operating loss carryforwards of approximately $131.0 million, which are available to offset future taxable income, if any, through 2025. The formation of BSL constituted an ownership change under Section 382 of the Internal Revenue Code, as amended. As a result, BSL’s ability to utilize the net operating loss carryforward to offset future taxable income is subject to certain limitations and restrictions.

9.	Facility Operating Leases
       We have entered into sale leaseback and lease agreements with certain real estate investment trusts (REITs). Under these agreements we either sell facilities to the REIT or enter into a long-term lease agreement for such facilities. The lease terms vary from 10 to 20 years and include renewal options ranging from 5 to 30 years. We are responsible for all operating costs, including repairs, property taxes and insurance. The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we lease numerous facilities through an indivisible lease. We

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
typically guarantee our performance and the lease payments under the master lease and are subject to net worth, minimum capital expenditure requirements per facility per annum and minimum lease coverage ratios. Failure to comply with these covenants could result in an event of default.
Ventas Portfolio
       During the first quarter of 2004, the limited partnerships that owned 14 GC Facilities (1,994 units), in which GFB had general and limited partnership interests, sold the facilities to Ventas, Inc. (“Ventas”) and we entered into an operating lease agreement to lease the facilities from Ventas for an initial aggregate annual lease rate of $10,598 (the “Ventas Lease”). The Ventas Lease has an initial term of 15 years with our right to extend for up to two 10-year periods and is guaranteed by BLC. We also have the right to purchase the facilities in year 15 at the greater of the fair market value or a stated minimum purchase price.
       On May 13, 2004, we amended the operating lease agreement with Ventas to include a 221-unit facility with an initial annual lease rate of $3,549 except we do not have a purchase option.
       On October 19, 2004, the Ventas Lease was amended to provide for: (i) annual escalations of the greater of 2.0% (increased from 1.5%) or 75% of the CPI increase and, (ii) a purchase option in year 15 (from year 10) of the lease.
       The Ventas Lease requires a security deposit of $7,230 which is in the form of letters of credit.
Provident Portfolio
       BLC’s operating lease with Provident Senior Living Trust (“Provident”) has an initial term ending on December 31, 2019, with our right to extend for up to two 10-year periods and is guaranteed by BLC. The initial annual lease rate is approximately $60,130 and can be adjusted for changes in interest rates on $110,771 of variable rate mortgages assumed by the lessor and increases annually starting on January 1, 2006 by the lesser of 3% or four times the percentage increase in CPI.
       Alterra’s operating lease has an initial term ending on October 31, 2019 with our right to extend for two five-year periods and is guaranteed by Alterra. The initial annual lease is $23,143 and increases annually by the lesser of 2.5% or four times the percentage increase in CPI.
       In connection with the Provident leases, BLC has an initial $20,000 lease security deposit and Alterra has agreed to deposit 50% of excess cash flow until the security deposit is $10,000. We agreed to spend a minimum of $400 and $450 per unit per year on capital improvements on the Alterra facilities and the BLC facilities, respectively, of which Provident will reduce BLC’s security deposit by that same amount up to $600 per unit per year. In June 2005 Provident was purchased by Ventas.

10.	Commitments and Contingencies
       We have two operating lease agreements for 30,314 and 44,222 square feet of office space that extends through 2010 and 2009, respectively. The leases require the payment of base rent which escalates annually, plus operating expenses (as defined).

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)
       The aggregate amounts of all future minimum operating lease payments, including facilities and office leases, as of September 30, 2005, are as follows:

	Capital/
	Financing	Operating
Year Ending December 31,	Leases	Leases	Total

2005	$2,010	$42,553	$44,563
2006	7,944	173,952	181,896
2007	7,944	178,088	186,032
2008	7,944	180,703	188,647
2009	7,944	183,763	191,707
Thereafter	67,895	2,018,523	2,086,418

Total minimum lease payments	101,681	2,777,582	2,879,263
Less amount representing interest (11.83%)	(35,397)	—	(35,397)

	$66,284	$2,777,582	$2,843,866

Litigation
       On September 15, 2005, a complaint was filed in the United States District Court, Eastern District of New York (and amended on November 2, 2005), by a group of approximately 200 current and former partners of various investing partnerships in an action entitled David T. Atkins et al., the Plaintiffs, against certain defendants including, Apollo Real Estate Advisors L.P., BLC, Winthrop Financial Associates, GFB-AS, Investors LLC, a subsidiary of BLC, or GFB, Fortress Investment Group LLC, an affiliate of our largest stockholder, and four individuals, (including our Chief Financial Officer) the Defendants. The action relates to, among other things, activities relating to certain Grand Court partnerships following the Grand Court Lifestyles, Inc. bankruptcy in 2000 and to the sale of certain facilities to Ventas. The seven count complaint alleges, among other things, (i) that the Defendants converted for their own use the property of the limited partners of ten partnerships, including through the failure to obtain consents that they contend were required for the transactions; (ii) that the Defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) and (iv) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, including substantive racketeering and conspiracy; (v) breach of certain partnership agreements; (vi) breach of fiduciary duties to certain limited partners; and (vii) unjust enrichment. The Plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We plan to vigorously defend the action. Because this matter is in an early stage, we cannot estimate the possible range of loss, if any.
       In addition, we are involved in various lawsuits and are subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they should not have a material adverse effect on our business, financial condition and results of operations.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED BALANCE SHEETS — (Continued)
September 30, 2005 (unaudited) and July 1, 2005
(In thousands)

11.	Insurance, Benefits and Employee Loan
Insurance
       We obtain various insurance coverages from commercial carriers at stated amounts as defined in the applicable policy. Losses related to deductible amounts are accrued based on the Company’s estimate of expected losses plus incurred but not reported claims. As of September 30, 2005, we have accrued $33,480.
       We have secured our self-insured retention risk under our workers’ compensation and general liability and professional liability programs with cash and letters of credit aggregating $16,778 and $5,472 as of September 30, 2005.
Employee Benefit Plan
       We maintain a 401(k) Retirement Savings Plan for all employees that meet minimum employment criteria. The plan provides that the participants may defer eligible compensation on a pre-tax basis subject to certain Internal Revenue Service maximum amounts. We make matching contributions in amounts equal to 25% of the employee’s contribution to the plan. Employees are always 100% vested in their own contributions and vest in our contributions over five years.
Employee Loan
       Pursuant to the terms of his employment agreement, BLC loaned approximately $2.0 million to our Chief Executive Officer. In exchange, BLC received a ten-year, secured, non-recourse promissory note, which note bears interest at a rate of 6.09% per annum, of which 2.0% is payable in cash and of which the remainder accrues and is due at maturity on October 2, 2010. The note is secured by the Chief Executive Officer’s stock.
12.     Employee Restricted Stock Plans
       On August 5, 2005, BLC and Alterra adopted employee restricted stock plans to attract, motivate, and retain key employees. The plans provide for the grant of shares of common stock to those participants selected by the board of directors. Upon adoption of the plans, restricted shares of BLC and Alterra were granted to employees. At September 30, 2005, as a result of the formation transactions described in Note 1, these restricted shares were converted into a total of 2,575,405 shares of restricted stock in BSL. The value was $19 per share. Compensation expense of $18.5 million in connection with the initial grant is recorded ratably using the straight-line method over the initial service period of the award of which $10.0 million was recognized by the Predecessor. Pursuant to the plans, 25% to 50% of each individual’s award shall be deemed to be vested on the grant date provided the employee remains continuously employed through the initial public offering, as defined, and currently anticipated in November 2005. The remaining awards vest over a period of five years as further defined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of Brookdale Living Communities, Inc.
and Alterra Healthcare Corporation
       We have audited the accompanying combined balance sheets of the Brookdale Facility Group (the “Companies”) as of December 31, 2004 and 2003, and the related combined statements of operations, owners’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index. This financial statement and schedule is the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Companies’ internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       As discussed in Note 2 to the combined financial statements, the Companies changed their method of accounting for variable interest entities in 2003.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Companies at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Chicago, Illinois
August 4, 2005

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED BALANCE SHEETS
December 31, 2004 and 2003
(In thousands, except per share data)

	December 31,

	2004	2003

Assets
Current assets:
Cash and cash equivalents	$86,858	$56,468
Cash and investments — restricted	20,528	29,787
Accounts receivable, net	8,062	9,472
Deferred income tax	—	2,925
Assets held for sale	2,964	23,572
Prepaid expenses and other, net	16,891	18,554

Total current assets	135,303	140,778

Property, plant and equipment	557,293	1,434,789
Accumulated depreciation	(33,674)	(33,628)

Property, plant and equipment, net	523,619	1,401,161

Cash and investments — restricted	27,459	24,975
Investment in unconsolidated ventures	14,805	19,484
Goodwill	8,961	44,650
Lease security deposit	26,233	6,824
Other, net	10,245	18,710

Total assets	$746,625	$1,656,582

Liabilities and Owners’ Equity
Current liabilities:
Current portion of debt	$3,888	$113,315
Current portion of debt on assets held for sale	—	20,577
Unsecured line of credit	—	15,400
Trade accounts payable	7,437	6,588
Accrued expenses	77,333	73,146
Refundable entrance fees	—	—
Tenant refundable entrance fees and security deposits	14,756	11,793
Deferred revenue	14,588	15,191
Other	—	11,833

Total current liabilities	118,002	267,843

Long-term debt, less current portion	367,149	895,444
Deferred gains	138,402	9,886
Deferred lease liability	9,527	4,939
Deferred income taxes	—	51,365
Other	42,055	33,779

Total liabilities	675,135	1,263,256

Minority interests	31,399	155,582

Commitments and contingencies
Owners’ Equity:
Equity	40,091	237,744
Accumulated other comprehensive loss	—	—

Total owners’ equity	40,091	237,744

Total liabilities and owners’ equity	$746,625	$1,656,582

See accompanying notes to combined financial statements.

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003 and 2002 and
Three and Nine Months Ended September 30, 2005 and 2004
(In thousands)

	Three Months		Nine Months
	Ended		Ended		Years Ended
	September 30,		September 30,		December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Unaudited)		(Unaudited)
Revenue
Resident fees	$208,371	$165,279	$574,855	$482,500	$657,327	$217,216	$156,894
Management fees	988	882	2,675	2,514	3,545	5,368	4,622

Total revenue	209,359	166,161	577,530	485,014	660,872	222,584	161,516

Expenses
Facility operating, excluding depreciation and amortization of $3,557, $13,629, $27,586, $40,899, $48,885, $20,383 and $11,799, respectively	133,568	104,999	366,782	306,936	415,169	133,119	92,980
General and administrative (including non-cash stock compensation expense of $10,043 for the three and nine months ended September 30, 2005)	29,922	9,809	52,903	30,914	43,640	15,997	12,540
Facility lease expense	47,259	21,281	140,852	59,771	99,997	30,744	31,003
Depreciation and amortization	15,058	14,461	30,861	43,440	52,307	22,480	13,708

Total operating expenses	225,807	150,550	591,398	441,061	611,113	202,340	150,231

Income (loss) from operations	(16,448)	15,611	(13,868)	43,953	49,759	20,244	11,285
Interest income	825	172	2,200	623	637	14,037	18,004
Interest expense:
Debt	(13,126)	(17,477)	(33,439)	(53,249)	(63,634)	(25,106)	(9,490)
Change in fair value of derivatives	(67)	(3,654)	4,080	1,465	3,176	—	—
Loss from sale of properties					—	(24,513)	—
Gain (loss) on extinguishment of debt	—	—	(453)	—	1,051	12,511	—
Equity in earnings (loss) of unconsolidated ventures, net of minority interest $(—), $(—), $(—), $—, and $(6), respectively	(196)	(327)	(641)	(797)	(931)	318	584
Other	—	—	—	—	(114)	—	—

Income (loss) before income taxes	(29,012)	(5,675)	(42,121)	(8,005)	(10,056)	(2,509)	20,383
(Provision) benefit for income taxes	(748)	580	(933)	(2,180)	(11,111)	(139)	(8,666)

Income (loss) before minority interest	(29,760)	(5,095)	(43,054)	(10,185)	(21,167)	(2,648)	11,717
Minority interest	10,918	3,495	16,389	7,950	11,734	1,284	(5,262)

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(18,842)	(1,600)	(26,665)	(2,235)	(9,433)	(1,364)	6,455
Gain (loss) on discontinued operations, net of taxes and minority interest	(205)	(57)	(128)	(1,083)	(361)	(322)	—
Cumulative effect of a change in accounting principle, net of income taxes of $4,460 and minority interest	—	—	—	—	—	(7,277)	—

Net income (loss)	$(19,047)	$(1,657)	$(26,793)	$(3,318)	$(9,794)	$(8,963)	$6,455

See accompanying notes to combined financial statements.

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED STATEMENTS OF OWNERS’ EQUITY
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2005
(In thousands)

		Accumulated
		Other	Total
		Comprehensive	Owners’
	Equity	(Loss)	Equity

Balances at January 1, 2002	$177,352	$—	$177,352
Net income	6,455	—	6,455

Balances at December 31, 2002	183,807	—	183,807
Combination of Alterra	62,900	—	62,900
Net loss	(8,963)	—	(8,963)

Balances at December 31, 2003	237,744	—	237,744
Dividends	(190,253)	—	(190,253)
Net loss	(9,794)	—	(9,794)
Tax effect of pre-fresh start accounting net operating loss carryforward	2,394	—	2,394

Balances at December 31, 2004	40,091	—	40,091
Dividends	(34,355)	—	(34,355)
Purchase of non controlling interest in Alterra	50,000	—	50,000
Combination of Fortress CCRC LLC and FIT REN LLC	199,423	—	199,423
Vesting of restricted shares	5,458	—	5,458
Allocation to minority interest in connection with stock grant	(2,717)	—	(2,717)
Net loss	(26,793)	—	(26,793)
Unrealized loss on derivative	—	(666)	(666)
Contribution to Brookdale Senior Living Inc. (note 1)	(231,107)	666	(230,441)

Balances at September 30, 2005	$—	$—	$—

See accompanying notes to combined financial statements.

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2005 and 2004
(In thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(26,793)	$(3,318)	$(9,794)	$(8,963)	$6,455
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on sale of properties	—	—	—	24,513	—
Loss (gain) on extinguishment of debt	453	—	(1,051)	(12,511)	—
Cumulative effect of a change in accounting principle	—	—	—	7,277	—
Depreciation and amortization	30,861	43,440	52,307	22,480	13,708
Minority interest	(16,389)	(7,950)	(11,734)	(1,284)	5,262
Equity in (earnings) loss of unconsolidated ventures, net	641	797	931	(318)	(584)
(Income) loss on discontinued operations	128	1,083	842	751	—
Amortization of deferred gain	(6,786)	(404)	(2,260)	(539)	(230)
Amortization of entrance fees	(18)	—	—	—	—
Proceeds from deferred entrance fee revenue	700	—	—	—	—
Deferred income taxes provision (benefit)	933	2,037	10,630	(290)	8,666
Change in deferred lease liability	17,857	665	4,588	1,102	3,837
Change in fair value of derivatives	(4,080)	(1,465)	(3,176)	—	—
Compensation expenses related to restricted stock	10,043	—	—	—	—
Long-term debt deferred interest and subsequent fee added to principal, net of $ —, $1,059, $2,342, $2,176 and $ — paid, respectively	—	823	1,380	798	1,088
Changes in operating assets and liabilities:
Accounts receivable, net	(3,478)	1,108	1,457	887	(396)
Prepaid expenses and other assets, net	703	4,500	1,057	1,146	(2,461)
Accounts payable and accrued expenses	5,192	(615)	3,865	(1,901)	2,115
Tenant refundable entrance fees and security deposits	1,715	1,712	1,938	13	1,268
Other	(3,875)	(4,041)	(852)	950	917

Net cash provided by operating activities	7,807	38,372	50,128	34,111	39,645

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2005 and 2004
(In thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Cash Flows from Investing Activities
Acquisition of leased facility	—	265	265	—	—
Increase in lease security deposits and lease acquisition deposits, net	254	—	(70)	(6,518)	(7,730)
(Increase) decrease in cash and investments — restricted	(8,266)	9,459	5,421	5,891	(6,185)
Increase in investment certificates — restricted	—	—	—	(5,004)	(7,441)
Net proceeds from sale of property, plant and equipment	15,446	19,497	24,023	80,622	—
Additions to property, plant and equipment, net of related payables	(489,206)	(22,948)	(37,951)	(7,291)	(3,554)
Proceeds from sale leaseback, net of costs	—	—	520,043	—	—
Cash and cash equivalents from the combination of Alterra	—	—	—	57,972	—
Increase in reimbursable development costs	—	—	—	(11,139)	(21,210)
Purchase of venture partner’s interest	—	—	—	(10,533)	—
Distribution from unconsolidated venture	—	3,804	3,772	1,915	(1,150)
Proceeds from sale of partnerships, net of minority interests	—	9,228	9,228	—	—

Net cash provided by (used in) investing activities	(481,772)	19,305	524,731	105,915	(47,270)

Cash Flows from Financing Activities
Proceeds from debt	468,756	29,726	79,809	29,161	8,370
Repayment of debt	(182,558)	(84,972)	(312,355)	(111,220)	(5,264)
Payment of dividends	(20,000)	—	(304,577)	—	—
Proceeds from unsecured lines of credit	—	83,100	94,200	96,500	92,398
Repayment of unsecured lines of credit	—	(88,800)	(99,200)	(109,702)	(98,350)
Proceeds from notes payable to affiliates	—	—	—	10,633	1,150
Payment of financing costs	(3,425)	(1,507)	(2,346)	(1,102)	(1,451)
Refundable entrance fees:
Proceeds from refundable entrance fees	2,530	—	—	—	—
Refunds of entrance fees	(1,670)	—	—	—	—
Payment of swap termination	(14,065)	—	—	—	—
Proceeds from deferred gain	—	—	—	—	10,655

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2005 and 2004
(In thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Proceeds from issuance of common stock	500	—	—	—	—
Capital contributions from controlling shareholder	196,790	—	—	—	—
Advances from affiliate	—	—	—	—	1,222

Net cash provided by (used in) financing activities	446,858	(62,453)	(544,469)	(85,730)	8,730

Net increase (decrease) in cash and cash equivalents	(27,107)	(4,776)	30,390	54,296	1,105
Cash and cash equivalents at beginning of period	86,858	56,468	56,468	2,172	1,067
Contribution to Brookdale Senior Living Inc.	(59,751)	—	—	—	—

Cash and cash equivalents at end of period	$—	$51,692	$86,858	$56,468	$2,172

Supplemental Disclosure of Cash Flow Information:
Interest paid	$32,896	$48,732	$61,844	$25,656	$8,183

Income taxes paid	$2,377	$183	$836	$149	$109

Reorganization costs paid	$—	$—	$—	$10,846	$—

Write-off of fully amortized intangible asset	$4,403	$—	$—	$—	$—

Write-off of deferred costs	$453	$—	$—	$—	$—

Supplemental Schedule of Noncash Operating, Investing and Financing Activities:
In connection with net operating lease transactions and property acquisitions assets acquired and liabilities assumed were as follows:
Property, plant and equipment excluding write-off of accumulated depreciation totaling $9,577 in 2003	$—	$—	$—	$415,761	$183,942
Cash and investments — restricted, current	—	1,300	1,300	14,023	—
Accounts receivable assumed	—	47	47	—	—
Prepaid expenses and other assumed	—	22	22	—	—
Other asset assumed	—	—	—	485	—
Lease security deposits redeemed	—	—	—	(156,787)	(17,642)
Deferred costs paid by lessor	—	112	112	—	—

BROOKDALE FACILITY GROUP
(Predecessor Company)
COMBINED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2004, 2003 and 2002 and
Nine Months Ended September 30, 2005 and 2004
(In thousands)

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Accrued real estate taxes assumed	—	(454)	(454)	—	—
Trade accounts payable assumed	—	(117)	(117)	—	—
Tenant refundable entrance fees and security deposits assumed	—	(1,036)	(1,036)	—	—
Other current liabilities assumed	—	(139)	(139)	—	—
Debt assumed	—	—	—	(274,641)	(119,855)
Accrued interest assumed	—	—	—	(1,088)	(974)
Other liabilities, cancelled	—	—	—	2,247	—
Working capital, net acquired	—	—	—	—	704
Investment certificates — restricted cancelled	—	—	—	—	(32,459)
Reimbursable development costs	—	—	—	—	(12,405)

Net cash paid (received)	$—	$(265)	$(265)	$—	$1,311

Consolidation of the development properties pursuant to FIN 46R (note 2):
Property, plant and equipment	$—	$—	$—	$300,405	$—
Other assets assumed	—	—	—	8,789	—
Investment certificates — restricted	—	—	—	(58,484)	—
Development fees receivable	—	—	—	(9,000)	—
Reimbursable development costs	—	—	—	(42,584)	—
Debt assumed	—	—	—	(191,543)	—
Accrued interest assumed	—	—	—	(2,912)	—
Accrued real estate taxes	—	—	—	(768)	—
Security deposits assumed	—	—	—	(2,415)	—
Other liabilities assumed	—	—	—	(1,488)	—

Net cash paid	$—	$—	$—	$—	$—

Investment in unconsolidated ventures, net purchase of venture partner’s interest in GFB-AS Investors, LLC
Other assets acquired	$—	$—	$—	$12,641	$—
Investment in unconsolidated ventures	—	—	—	(1,926)	—
Minority interests	—	—	—	(182)	—

Net cash paid	$—	$—	$—	$10,533	$—

Reclassification of property, plant and equipment to investment in unconsolidated ventures in connection with formation of Brookdale Senior Housing, LLC, net	$—	$—	$—	$15,229	$—

See accompanying notes to combined financial statements.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)

1.	Organization
       These combined financial statements include the accounts of Brookdale Living Communities, Inc, (“BLC”) a wholly-owned subsidiary of Fortress Brookdale Acquisition LLC, (“FBA”) and effective December 1, 2003, Alterra Healthcare Corporation (“Alterra” or “Successor Alterra”), a wholly-owned subsidiary of FEBC ALT Investors, LLC (“FEBC”), effective April 6, 2005, Fortress CCRC Acquisition LLC (“Fortress CCRC”), a wholly-owned subsidiary of Fortress Investment Trust II (“FIT II”) (collectively referred to as the “Brookdale Facility Group”), and effective June 21, 2005, FIT REN LLC (“FIT REN”), a wholly-owned subsidiary of FIT II. All entities are indirectly controlled by affiliates of Fortress Investment Group (“FIG”) and as such are presented on a combined basis due to their common control. We provide services to the elderly through facilities located in urban and suburban areas of major metropolitan markets in the United States.
       These combined statements are presented on a combined basis due to that fact that FIG controlled each of BLC, Alterra, Fortress CCRC and FIT REN through its voting, financial and investment control over Fortress Registered Investment Trust (“FRIT”) and FIT II. FRIT owned 50.51% of FBA, which owned 100% and 90.1% of BLC as of December 31, 2004 and August 2005, respectively. FIT II owned 100% of each of Fortress CCRC, FIT REN and FIT-ALT Investor LLC (“FIT-ALT”), which owned 73.49% of FEBC, the indirect parent of Alterra, as of August 2005 (as of December 31, 2004, FIT II owned 50% of FEBC and had the right to appoint a majority of the members of the FEBC board).
       FIG exercises control over FRIT and FIT II through contractual control relationships with, and investment advisory control over, each of FRIT and FIT II. FRIT and FIT II are wholly-owned subsidiaries of Fortress Investment Fund (“FIF”) and Fortress Investment Fund II (“FIF II”), respectively. Pursuant to various agreements, Fortress Fund MM LLC (“Fund MM”) and Fortress Fund MM II LLC (“Fund MM II”), as managing member of FIF and FIF II, respectively, have “the full, exclusive and absolute right, power and authority to manage and control” each of FIF and FIF II, “and the property, assets, affairs, and business thereof.” In addition, “the formulation of investment policy” of FIF and FIF II is “vested exclusively” in each of Fund MM and Fund MM II, and “any and all rights, including voting rights, pertaining to any Portfolio Investments” (as defined in the agreements) “may be exercised only by” each of Fund MM and Fund MM II. In addition, pursuant to these agreements, the control vested in each of Fund MM and Fund MM II is irrevocably delegated to FIG, which serves as the managing member of each of these funds. Finally, FIG, through its wholly-owned subsidiary, FIG Advisors LLC, further exercises control over each of FRIT and FIT II in its capacity as investment advisor of each of these funds.
       As set forth in the preceding paragraphs, since FIG controls more than 50 percent of the voting ownership interest of BLC, Alterra, Fortress CCRC and FIT REN, pursuant to EITF Opinion No. 02-5 Definition of “Common Control” in relation to FASB Statement No. 141, the Company is presenting combined financial statements.
       On September 30, 2005, the shareholders and members of BLC, Alterra and Fortress CCRC agreed to exchange their shares or membership interests in each of the respective entities for common shares of Brookdale Senior Living Inc. (“BSL”). Simultaneously with the formation transaction, FIT II contributed its membership interest in FIT REN to FEBC in exchange for common shares of BSL. As a result, all assets, liabilities and equity of the combined Brookdale Facility Group were contributed to BSL on that date.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       The following table summarizes the changes in stockholders’ equity as a result of the contribution from Brookdale Facility Group to BSL:
       A summary of the changes in total owners’ equity and minority interests from December 31, 2004 to September 30, 2005 prior to the contribution to BSL is as follows:

	Total
	Owners’	Minority
	Equity	Interests	Total

Balance at December 31, 2004	$40,091	$31,363 (1)	$71,454
Dividends	(34,355)	—	(34,355)
Purchase of non-controlling interest in Alterra	50,000	(2,543)	47,457
Combination of Fortress CCRC LLC and FIT REN LLC	199,423	—	199,423
Issuance of stock in BLC	—	500	500
Vesting of restricted shares	5,458	4,585	10,043
Allocation to minority interest in connection with stock grant	(2,717)	2,717	—
Loss from continuing operations	(26,665)	(16,389)	(43,054)
Discontinued operations	(128)	483	355
Unrealized loss on derivatives	(666)	(280)	(946)

Balance at September 30, 2005 prior to contribution to BSL	$230,441	$20,436	$250,877

(1)	Reconciliation to December 31, 2004 combined balance sheet:

Minority interest per above	$31,363
Minority interest related to unconsolidated joint ventures	36

Minority interest at December 31, 2004	$31,399

BLC
       BLC was incorporated in Delaware on September 4, 1996 and commenced operations upon completion of its initial public offering (the “IPO”) which closed on May 7, 1997. During the year ended December 2000, FBA acquired the outstanding stock of BLC in an all cash transaction and Health Partners, a Bermuda exempted partnership (“Health Partners”) agreed to contribute its convertible subordinated note originally due 2009 in exchange for stock of FBA. FBA is owned by FRIT, Health Partners, Fortress Brookdale Investment Fund LLC, and management. As of December 31, 2004, BLC owned or leased 49 facilities and managed or served as management consultant for 19 facilities for third party and affiliated owners.
       FBA sold 100% of the common stock of the predecessor to BLC, which was also known as Brookdale Living Communities, Inc., or Old Brookdale, to Provident Senior Living Trust (“Provident”) on October 19, 2004. Prior to the sale, Old Brookdale distributed certain assets and liabilities to a newly formed subsidiary which was later renamed Brookdale Living Communities, Inc. For financial reporting purposes our operations include that of Old Brookdale prior to and BLC subsequent to the Provident transaction.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
Alterra
       Substantially all of the membership interests in FEBC are held by FIT-ALT, a wholly-owned subsidiary of FIT II, Emeritus Corporation (“Emeritus”), and NW Select, LLC. Alterra owns and operates assisted living residences. As of December 31, 2004, the Successor Alterra operated and managed 300 residences located in 21 states throughout the United States.
       On November 26, 2003, a U.S. Bankruptcy Court entered an order confirming Alterra’s Second Amended Plan of Reorganization. Alterra executed an Agreement and Plan of Merger (“Merger Agreement”) with FEBC, pursuant to which FEBC would acquire 100% of the common stock of the Company upon emergence from the Chapter 11 bankruptcy proceeding. Pursuant to the Merger Agreement, FEBC would pay Successor Alterra $76.0 million of merger consideration, which may be adjusted downward in certain circumstances. FEBC was capitalized with $76.0 million including (i) a $15.0 million senior loan to FEBC from an affiliate of FIT II and (ii) $61.0 million of aggregate equity contributions. FIT II provided approximately 75% of the equity investment to FEBC and is entitled to appoint a majority of the directors of Alterra. Emeritus Corporation and NW Select LLC provided the remaining equity capital to FEBC and is entitled to appoint one director.
       Alterra emerged from bankruptcy on December 4, 2003 (the Effective Date).
       Settlement between Alterra and the committee of unsecured creditors was finalized and approved by the Bankruptcy Court on December 29, 2004, for a total fixed distributable amount of $2.45 million. Payment of the settlement will be made when all unsecured claims are determinable and liquidated. This settlement was included in the fresh start adjustments recognized in 2004 as an increase in current liabilities and an increase in property, plant and equipment.
       On the Effective Date, Alterra adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, Alterra adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, Alterra has adjusted its assets and liabilities to their fair values as of December 1, 2003. Alterra’s reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of Alterra plus the post-emergence liabilities existing at the reorganization date. To the extent the fair value of its tangible and identifiable intangible assets net of liabilities exceeded the reorganization value, the excess was recorded as a reduction of the amounts allocated to property and equipment and leasehold intangibles.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       Alterra’s condensed consolidated balance sheet reflecting the application of fresh start accounting as of December 1, 2003 is summarized as follows ($ in 000’s):

Assets
Current assets:
Cash and cash equivalents	$57,972
Accounts receivable, net	8,014
Assets held for sale	52,537
Prepaid expenses and supply inventory	15,446
Other current assets	8,881

Total current assets	142,850

Property and equipment, net	392,298
Other assets	17,556

Total assets	$552,704

Liabilities and Stockholders’ Equity
Current liabilities:
Current installments of long-term obligations	$68,951
Current debt maturities on assets held for sale	49,214
Accounts payable	4,880
Accrued expenses	74,777
Other liabilities	12,381

Total current liabilities	210,203

Long-term obligations, less current installments	264,256
Other long-term liabilities	2,245

Total liabilities	476,704

Stockholders’ equity	76,000

Total liabilities and stockholders’ equity	$552,704

       In June 2005, FIT II purchased 50% of the membership interests held by Emeritus and NW Select, LLC for $50 million. In connection with the purchase Alterra recorded a step-up in the basis of assets and liabilities related to the purchase to reflect their fair values. A summary of the adjustment is as follows:

Property, plant and equipment	$9,964
Operating leases	31,730
Deferred costs and other, net	(645)

Total Assets	$41,049

Deferred gains	(5,142)
Deferred lease liability	(1,266)

Purchase of minority interest	(2,543)
Total liabilities	(8,951)

Equity	50,000
Total liabilities and equity	$41,049

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
Fortress CCRC Portfolio
       On April 5, 2005, an affiliate of FIT II, Fortress CCRC, purchased eight facilities for a combined purchase price of $210,464, including closing costs and including the assumption of $24,397 of refundable entrance fee obligations, which were allocated $199,461 to real estate and $11,003 to lease intangibles.
Prudential Portfolio
       On June 21, 2005, FIT REN purchased eight facilities for an aggregate of $257,964, including closing costs, which was allocated as follows: $251,912 to real estate and $6,052 to lease intangibles. In connection with the purchase, FIT REN obtained $151.4 million of first mortgage financing. Prior to the acquisition, FIT REN entered into a $170.0 million forward swap of which $151.0 million was attributed to the eight facilities. At closing FIT REN terminated $151.0 million of the forward swap and incurred a loss of $2,418. The loss is included in other comprehensive loss and will be amortized as an adjustment to interest expense over the term of the hedged debt.
       On July 22, 2005 FIT REN acquired a ninth facility for $27.9 million located in Santa Monica, CA. At closing, FIT REN terminated the remaining $19.0 million forward swap and incurred a loss of $0.2 million which will be included in other comprehensive income and amortized as an adjustment to interest expense over the term of the hedged debt.

2.	Summary of Significant Accounting Policies
Basis of Presentation
       The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented on a combined historical cost basis (“GAAP”).
       For financial reporting purposes the non-controlling shareholders or members (ownership interests other than those controlled by FIG) have been presented as minority interest. Upon consummation of the proposed formation transaction, the minority interests will be consolidated as shareholders of BSL and their interest reflected at fair value in accordance with SFAS No. 141 Business Combinations.
       The accompanying unaudited combined financial statements for the periods ended September 30, 2005 and 2004 have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All amounts included in the notes to the combined financial statement referring to September 30, 2005 and 2004 and the periods then ended are unaudited.
Principles of Combination
       In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46R”). This Interpretation addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities (“VIE”) as defined in the Interpretation. A company that

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
holds variable interests in an entity will need to consolidate the entity if its interest in the VIE is such that it will absorb a majority of the VIE’s losses and/or receive a majority of expected residual returns, if they occur.
       We developed and manage five facilities for third party entities in which we have guaranteed certain debt obligations and have the right to purchase or lease the facilities (as defined). We evaluated our relationship with the entities pursuant to FIN 46R and determined they are VIE’s of which the Company is the primary beneficiary. We elected to adopt FIN 46R as of December 31, 2003 and accordingly, consolidated the entities as of December 31, 2003 in the accompanying financial statements. The consolidated assets and liabilities of the entities primarily consist of property, plant, equipment and related debt.

Facilities	Total Units

(Unaudited)
The Meadows of Glen Ellyn	234
The Heritage of Raleigh	219
The Hallmark, Battery Park City	217
Trillium Place	216
The Hallmark of Creve Coeur	218

1,104

       On March 1, 2005, we obtained legal title to four of the VIE’s (The Meadows of Glen Ellyn, The Heritage of Raleigh, Trillium Place and The Hallmark of Creve Coeur facilities). As these four VIE’s were previously consolidated pursuant to FIN 46R, the legal acquisition of the facilities had minimal accounting impact. At September 30, 2005, The Hallmark, Battery Park City remains consolidated pursuant to FIN 46R.
Investment in Unconsolidated Ventures
       The equity method of accounting has been applied in the accompanying financial statements with respect to our investment in unconsolidated ventures that are not considered VIE’s as we do not possess a controlling financial interest (note 3).
New Accounting Pronouncements
       In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006, although we adopted SFAS 123R in connection with the granting of our initial stock compensation grant of restricted stock effective August 2005.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       In June 2005, the FASB issued EITF Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (‘EITF 04-05”). EITF 04-05 provides guidance in determining whether a general partner controls a limited partnership that is not a VIE and thus should consolidate the limited partnership. The effective date is June 29, 2005, for all new limited partnerships and existing limited partnerships for which the partnership agreements are modified and no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005 for all other limited partnerships. We are currently reviewing the impact of adopting EITF 04-05.
Use of Estimates
       The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Cash and Cash Equivalents
       We consider all investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
       Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts $2.9 million and $7.6 million as of December 31, 2004 and 2003, respectively. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary.
Revenue Recognition
            Resident Fee Revenue

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of one year.
            Entrance Fees

Three facilities have residency agreements which require the resident to pay an upfront fee prior to occupying the facility. Generally we have no further obligation to provide healthcare or reduce the future monthly fee paid by the tenant. In two of our facilities a portion of the entrance fee is refundable and a portion non-refundable. In the third facility the entrance fee is refundable to the resident pro rata over a 67-month period.

The non-refundable portion of the entrance fee is recorded as deferred revenue and amortized over the estimated stay of the resident. The estimated stay is currently based on the historical average stay. The refundable portion is generally refundable upon the sale of the unit,

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

or in certain agreements upon the resale of a comparable unit or 12 months after the resident vacates the unit. All amounts due to residents are classified as current liabilities.
The activity for entrance fees is as follows:

		Three Months Ended
		September 30, 2005

	Refundable	Nonrefundable
	Current	(Deferred
	Liabilities	Revenue)	Total

Balance at July 1, 2005	$25,126	$270	$25,396
Additions	1,544	427	1,971
Amortization	—	(15)	(15)
Refunds	(1,413)	—	(1,413)

Balance at September 30, 2005	$25,257	$682	$25,939

		Nine Months Ended
		September 30, 2005

	Refundable	Nonrefundable
	Current	(Deferred
	Liabilities	Revenue)	Total

Beginning balance (assumed at closing)	$24,397	$—	$24,397
Additions	2,530	700	3,230
Amortization	—	(18)	(18)
Refunds	(1,670)	—	(1,670)

Ending balance	$25,257	$682	$25,939

Management Fee Revenue

Management fee revenue is recorded as services provided to the owners of the facilities. Revenues are determined by an agreed upon percentage of gross revenues (as defined).
Cash and Investments — Restricted
       Cash and investments — restricted consist principally of deposits required by certain lenders and lessors pursuant to the applicable agreement and consist of the following:

	December 31

	2004	2003

Current:
Real estate taxes	$8,281	$4,616
Tenant security deposits	5,089	17,611
Replacement reserve and other	3,139	7,560
Construction loan collateral (note 7)	4,019	—

Subtotal	20,528	29,787

Non-current:
Collateral deposit for interest rate swaps (note 8)	8,004	6,565
Insurance reserves	17,918	16,247
Debt service reserves	1,537	2,163

Subtotal	27,459	24,975

Total	$47,987	$54,762

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       Eight facilities located in Illinois are required to make escrow deposits under the Illinois Life Care Facility Act. As of December 31, 2004 and 2003, required deposits were $8,519 and $6,640, respectively, all of which were made in the form of letters of credit.
Assets Held for Sale
       We record an impairment loss on facilities held for sale whenever their carrying value cannot be fully recovered through the estimated cash flows, including net sale proceeds. The amount of the impairment loss recognized is the difference between the carrying value and the estimated fair value less costs to sell. Our policy is to consider a facility to be held for sale when we have committed to a plan to sell such facility and active marketing activity has commenced or it is expected to commence in the near term. Depreciation is suspended during the period the assets are held for sale. Assets held for sale principally comprises current assets and liabilities and net property, plant and equipment. The corresponding mortgage liability is recorded in current debt maturities on assets held for sale. We expect to sell these facilities and land parcels within twelve months of the date they are designated as held for sale.
Income Taxes
       Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.
       Fortress CCRC and FIT REN are limited liability companies and as such the liability for such taxes is that of the members. Accordingly, for purposes of the combined financial statements, no provision for federal and state income taxes has been included for these entities.
Property, Plant and Equipment
       Property, plant and equipment are carried at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease. Facility operating expenses excludes depreciation and amortization directly attributable to the operation of the facility.
       In accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, we will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.
       We allocate the purchase price of facilities to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions SFAS No. 141 Business Combinations. In making estimates of the fair values of the tangible and intangible assets for

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
purposes of allocating purchase price, we consider information obtained about each property as a result of its pre-acquisition due diligence, marketing, leasing activities and independent appraisals.
       We allocate a portion of the purchase price to the value of leases acquired based on the difference between the facilities valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors management considers in its analysis include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes estimates of lost rentals during the lease-up period and estimated costs to execute similar leases. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases.
       Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life

Buildings and improvements	40 years
Leasehold intangibles and improvements	1 - 18 years
Furniture and equipment	3 - 7 years
Resident lease intangibles	1 year
Deferred Costs
       Deferred financing and lease costs are recorded at cost and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt or lease.
Fair Value of Financial Instruments
       Cash and cash equivalents, cash and investments-restricted and variable rate debt are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate debt using a discounted cash flow analysis based upon our current borrowing rate for debt with similar maturities. As of December 31, 2004 and 2003, the fair value of fixed rate debt approximates its book value.
Derivative Financial Instruments
       In the normal course of business, we use a variety of financial instruments to manage or hedge interest rate risk. We have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, fixed rate debt to a floating rate basis, as well as to hedge anticipated future financing transactions. All derivative instruments are recognized as either assets or liabilities in the combined balance sheet at fair value. The change in mark-to-market of the value of the derivative is recorded as an adjustment to income or other comprehensive income (loss) depending upon whether it has been designated and qualifies as part of a hedging relationship.
       We do not enter into derivative contracts for trading or speculative purposes. Furthermore, we have a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       We assumed certain interest rate protection and swap agreements when we consolidated the VIE’s as of December 31, 2003 to convert or cap floating rate debt to a fixed rate basis, as well as to hedge anticipated future financing. In conjunction with FIN 46R we recorded a cumulative effect of a change in accounting principle resulting in a loss of $13,208, net of tax, for the year ended December 31, 2003.
Goodwill
       Goodwill relates to FBA’s acquisition of BLC in 2000. This cost is not amortized and we perform an annual impairment test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We will record impairment losses on the goodwill acquired when events and circumstances indicate that the asset might be impaired. Impairment losses are measured as the difference between carrying value and fair value of our net assets.
       As more fully described in note 11, we sold certain facilities to which we had allocated the goodwill based upon the relative fair values at the point in time that the original goodwill arose. Included in the deferred gain calculation is the write-off of $35,689 of goodwill associated with the facilities sold.
Self-Insurance Liability Accruals
       We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed facilities under a master insurance program, our current policy provides for deductibles of $1.0 million for each and every claim. As a result, we are self-insured for most typical claims. In addition, we maintain a self-insured workers compensation program (with excess loss coverage of $250,000 to $500,000 per individual claim) and a self insured employee medical program (with excess loss coverage of $200,000 to $300,000 per claim). We are self-insured for amounts below these excess loss coverage amounts. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actual valuations, third party administrator estimates, consultants, advice form legal counsel and industry, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.
Comprehensive Income
       SFAS No. 130, “Reporting Comprehensive Income,” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes net income and all other non-owner changes in shareholders’ equity during a period including unrealized gains and losses on equity securities classified as available-for-sale and unrealized fair value adjustments on certain derivative instruments net of any related income tax effect. Comprehensive loss for the nine months ended September 30, 2005 equals $26,937.
Advertising Costs
       Advertising costs are expensed as incurred and were $5,968, $2,072, and $1,568, for the years ended December 31, 2004, 2003 and 2002, respectively and $1,735, and $4,651, and $1,563 and $4,410 for the three and nine months ended September 30, 2005 and 2004, respectively.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
Facility Leases
       We, as lessee, make a determination with respect to each of the facility leases whether they should be accounted for as operating leases or capital leases. We base our classification criteria on estimates regarding the fair value of the leased facility, minimum lease payments, our effective cost of funds, the economic life of the facility and certain other terms in the lease agreements. The initial lease terms vary from 15 to 20 years. Facilities under operating leases are accounted for in our statement of operations as lease expense for actual rent paid plus or minus a straight-line adjustment for estimated minimum lease escalators and amortization of deferred gains in situations where sale-leaseback transactions have occurred. For facilities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale lease back transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.
       All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the leased term, including the rent holiday period.
       A summary of facility lease expense and the impact of straight-line adjustment amortization of deferred gains for the three and nine months ended September 30, and the years ended December 31 are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,		December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Unaudited)		(Unaudited)
Cash basis payment	$43,577	$20,627	$129,781	$59,510	$97,669	$30,181	$27,426
Straight-line expense	5,882	789	17,857	665	4,588	1,102	3,837
Amortization of deferred gain	(2,200)	(135)	(6,786)	(404)	(2,260)	(539)	(230)

Facility lease expense	$47,259	$21,281	$140,852	$59,771	$99,997	$30,744	$31,033

Sale Leaseback
       Sale leaseback accounting is applied to transactions in which a residence is sold and leased back from the buyer. Under sale leaseback accounting, we remove the property and related liabilities from the balance sheet. Gain on the sale is deferred and recognized as a reduction of rent expense for operating leases and a reduction of amortization expense for capital leases.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
Reclassifications
       Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on our consolidated financial position or results of operations.

3.	Investment in Unconsolidated Ventures
GFB-AS Investors, LLC
       On January 30, 2001, BLC acquired a 45% interest in GFB-AS Investors, LLC (“GFB”), a Delaware limited liability company, and GFB, in turn, acquired management contract rights, loans receivable, and the equity interests in the general partners of various partnerships (the “GC Property Partnerships”) previously owned or controlled by affiliates of Grand Court Lifestyles, Inc. Each GC Property Partnership owns a senior housing facility (the “GC Facilities”).
       The total initial investment in GFB was $12,750, of which our share was $5,738. On September 7, 2002, GFB purchased a portion of the limited partners’ interests in 15 of the GC Property Partnerships. The members contributed an additional $2,556 to fund these purchases of which the Company’s share was $1,150. Our investment in GFB was funded from the proceeds of a loan made by its majority shareholder of FBA which bore interest at 15% per annum. We accounted for GFB’s limited partner interests in the GC Property Partnerships under the equity method of accounting.
       On May 29, 2003, we purchased the remaining 55% interest in GFB for $10,533, all of which was funded by additional loans made by the shareholders of FBA. The existing loan to the majority shareholder was amended and restated in connection with the transaction and a restatement fee (as defined) of $857 incurred and included in interest expense in the accompanying consolidated statement of operations. We incurred interest totaling $1,079, $3,418 and $1,102 on the shareholder loans for the years ended December 31, 2004, 2003 and 2002, respectively.
       For financial reporting purposes, the assets acquired and liabilities assumed, as well as the results of operations of GFB subsequent to May 29, 2003, are included in our combined financial statements. We accounted for our investment in GFB under the equity method prior to that date due to lack of control. The portion of the purchase price allocated to GFB’s assets is included in other long-term assets in the accompanying combined balance sheets.
       As of December 31, 2004 and 2003, we have management consulting and supervisory agreements with three and 19 GC Property Facilities, respectively, providing for a fee payable in the amount of 2.8% of the gross revenues. Fees from the GC Facilities totaled $101 and $311, $112 and $709 and $816, $2,363 and $2,317 for the three and nine months ended September 30, 2005 and 2004 (unaudited) and years ended December 31, 2004, 2003 and 2002, respectively.
       During the quarter ended March 31, 2004, 14 GC Property Partnerships in which GFB had general and limited partnership interests, sold the facilities to Ventas, Inc. (note 9). Upon the sale of the 14 GC Facilities and one additional GC Facility, we received approximately $9,228 from our investment in loans receivable and $3,989 from our general and limited partnership interests. We did not recognize any gain or loss related to these transactions.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
Brookdale Senior Housing, LLC
       On November 27, 2002, we purchased The Heritage at Gaines Ranch, a 208-unit facility located in Austin, Texas (“Austin”), The Heritage of Southfield, a 217-unit facility located in Southfield, Michigan (“Southfield”), and The Devonshire of Mt. Lebanon, a 218-unit facility located in Mt. Lebanon (Pittsburgh), Pennsylvania (“Mt. Lebanon”) which were developed and managed for third party owners. The total purchase price included cash of $41 plus the assumption of all liabilities, including $76,132 of first mortgage loans and $13,391 of mezzanine financing provided by a subordinate lender.
       The three facilities were encumbered by first mortgage notes payable totaling $76,132 originally due September 26, 2002 and March 11, 2003. The mortgage loans were cross-collateralized and partially guaranteed by BLC. Upon the non-payment of the mortgage loans due September 26, 2002, the first mortgage lender declared an event of default and accelerated the due date on the remaining loan.
       We reached an agreement with the first mortgage lender on August 8, 2003 to restructure the first mortgage loans which gave us the right to payoff the first mortgage loans at an agreed upon amount on or before December 31, 2003. For the period November 1, 2002, through August 8, 2003 the lender retained all rental receipts and we paid certain of the facilities operating expenses. The agreement also provided, among other things, for the first mortgage lender to forbear with respect to the acceleration notices and interest to accrue on the loan balances at the stated rate of LIBOR plus 3%. The mezzanine loans related to the Austin and Southfield facilities also matured on September 26, 2002 and we reached an agreement with the subordinated lender to forbear on all claims until February 1, 2004.
       On September 30, 2003, we formed the Brookdale Senior Housing, LLC joint venture (“Venture”) with a third party (“Venture Partner”) and effectively sold 75% of our interest in the Southfield and Mt. Lebanon facilities. The Venture owns the Southfield and Mt. Lebanon facilities and provided mezzanine financing for the Austin facility. The Venture was capitalized with $66,328 of cash of which $144 was contributed by us and the balance of $66,184 from the Venture Partner in the form of $35,829 of equity and $30,355 first mortgage financing. The first mortgage loans are secured by the Southfield and Mt. Lebanon facilities payable interest only at the rate of 6.75% through September 30, 2008 and 7.25% through maturity on October 1, 2009. The difference between the carrying amount of this investment and the value of the underlying equity is amortized as an adjustment to earnings from unconsolidated joint ventures.
       The Venture made a $12,739 mezzanine loan to the Austin facility payable interest at the rate of all available cash flow, as defined, and entitled the Venture to receive all appreciation in the facility. In addition, the Venture Partner made a first mortgage loan of $16,422 secured by the Austin facility and on the same terms as the Southfield and Mt. Lebanon first mortgage loans.
       The Venture agreement provides that all operating cash flow is distributed to the Venture Partner until they receive a 16% cumulative preferred return and then 60% to the Venture Partner and 40% to us. Sale or refinancing proceeds are to be distributed first to the Venture Partner until they receive their cumulative preferred return; second to the venture partner until they receive the return of their contributed equity; and then 60% to the Venture Partner and 40% to us. Additional capital contributions, if any, are to be contributed 75% by the Venture Partner and 25% by us.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       In connection with the sale of its interest in the Southfield and Mt. Lebanon facilities to the Venture, we received net proceeds of $51,647, which resulted in a loss on the sale of $24,513. The Company used the proceeds to repay the existing first mortgage and mezzanine loans on the Southfield, Mt. Lebanon and Austin facilities and recognized a gain on extinguishment of debt of $12,511, net of closing costs.
       We manage the facilities for a fee equal to 5% of gross revenues. Under certain limited circumstances the venture partner has the right to terminate the management agreement.
       Combined summarized financial information of the unconsolidated joint ventures accounted for using the equity method are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,		December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Unaudited)
Statement of Operations Data:
Total revenue	$2,804	$2,712	$8,316	$7,923	$10,701	$3,977	$2,977

Expenses:
Facility operating	2,268	2,031	6,642	6,213	8,208	2,047	431
Depreciation and amortization	409	606	1,220	1,811	2,216	690	1,035
Interest expense	516	515	1,532	1,534	2,049	522	213
Interest income	(428)	(400)	(1,594)	(1,279)	(1,602)	(423)	—
Other expense	—	10	—	10	35	168	—

Total expense	2,765	2,762	7,800	8,289	10,906	3,004	1,679

Net income (loss)	$39	$(50)	$516	$(366)	$(205)	$973	$1,298

	December 31,

	2004	2003

Balance Sheet Data:
Cash and cash equivalents	$1,017	$881
Notes receivable	12,739	12,739
Property, plant and equipment, net	50,777	52,853
Other	967	425

Total assets	$65,500	$66,898

Liabilities — accounts payable and accrued expenses	$1,467	$1,264
Long-term debt	30,355	30,355
Members’ equity	33,678	35,279

Total liabilities and members’ equity	$65,500	$66,898

Members’ equity consists of:
Invested capital	$35,973	$35,973
Cumulative net loss	(239)	(34)
Cumulative distributions	(2,056)	(660)

Members’ equity	$33,678	$35,279

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

4.	Property, Plant and Equipment
       Property, plant and equipment consist of the following as of:

	December 31,

	2004	2003

Land	$44,062	$136,266
Buildings and improvements	463,490	1,232,117
Furniture and equipment	40,083	49,473
Resident and operating lease intangibles	9,658	16,933

	557,293	1,434,789
Accumulated depreciation and amortization	(33,674)	(33,628)

Property, plant and equipment, net	$523,619	$1,401,161

       We exercised our option to purchase the following facilities pursuant to the terms of the respective operating leases. In general, the purchase price (before closing costs) was funded, in part, by the assumption of a non-recourse first mortgage. Concurrent with the purchase, the operating lease for each of the facilities was terminated and the lease security deposit was returned to us and simultaneously paid to the lessor as a portion of the purchase price. A summary of purchases completed during 2003 are as follows:

		Purchase	Debt	Lease Security
2003 Facilities Purchased	Date	Price	Assumed	Deposit

The Gables at Farmington	April 22	$18,128	$12,525	$5,603
The Kenwood of Lake View	April 22	21,807	14,225	7,582
The Atrium	April 22	45,022	30,000	15,022
Chatfield	July 1	18,232	11,368	6,864
Berkshire of Castleton	September 30	9,462	4,914	4,548
Brookdale Place of San Marcos	September 30	25,704	18,054	7,650
The Hallmark	September 30	96,324	62,388	33,936
The Springs of East Mesa	September 30	20,319	11,376	8,943
The Gables at Brighton	September 30	9,178	4,355	4,823
Park Place	September 30	16,561	9,765	6,796
Ponce de Leon	November 1	18,202	11,611	6,591
The Devonshire of Hoffman Estates	December 19	39,331	14,250	25,081
The Classic at West Palm Beach	December 31	26,794	18,948	7,846
Brendenwood	December 31	21,246	11,288	9,958
River Bay Club(1)	December 31	45,118	39,574	5,544

Total facilities purchased		$431,428	$274,641	$156,787

(1)	River Bay Club debt assumed includes $13,222 of debt due February 2004 and secured by a restricted cash deposit of $14,023 at December 31, 2003. On February 2, 2004, the lease security deposit was returned to the Company and the corresponding debt was repaid.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

5.	Assets Sold or Held for Sale
       In the period from December 1, 2003 to December 31, 2003 nine facilities were sold or disposed of and approximately $28.6 million in debt was repaid or was assumed by the buyer. In the year ending December 31, 2004, thirteen facilities were sold or disposed, two land parcels were sold and approximately $6.7 million in debt was repaid. As of December 31, 2004, five facilities are held for sale. We have presented separately as discontinued operations in all periods, the results of operations for all consolidated assets disposed of or held for sale through September 30, 2005. As of September 30, 2005 we have no assets held for sale.
       The following table represents operating information included in the loss on discontinued operations in the consolidated statements of operations are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,		December 31,

	2005	2004	2005	2004	2004	2003

	(Unaudited)		(Unaudited)
Revenues	$1,389	$4,472	$4,676	$17,852	$15,265	$2,669
Operating expenses	2,049	4,445	5,642	18,549	16,533	3,059

Operating income (loss)	(660)	27	(966)	(697)	(1,268)	(390)
Loss on debt extinguishment	—	—	—	—	—	(580)
Gain (loss) on sale or disposal of residences	897	(141)	1,321	(1,470)	65	(102)
(Provision) benefit for income taxes	—	—	—	—	481	429

Income (loss) on discontinued operations before minority interest	237	(114)	355	(2,167)	(722)	(643)
Minority interest	(442)	57	(483)	1,084	361	321

Income (loss) on discontinued operations	$(205)	$(57)	$(128)	$(1,083)	$(361)	$(322)

       There are a number of factors that may affect the timing of a sale and the sale price that will ultimately be achieved for these facilities, including, among other things, the following: potential increased competition from any other facilities in the area, the relative attractiveness of the facilities for investment purposes, interest rates, the actual operations of the residence, and the ability to retain existing residents and attract new residents. As a result, there is no assurance as to what price will ultimately be obtained upon a sale of these facilities or the timing of such a sale. The estimated fair value of the assets held for sale is reflected in current assets and the outstanding debt related to the assets held for sale is reflected in current liabilities on the consolidated balance sheets.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

6.	Other Assets
       Other assets are comprised of deferred financing costs, net, employee loan receivable (note 13), and other.

7.	Debt
Line of Credit Agreement
       As of December 31, 2004 and 2003, we had an available unsecured line of credit of $18,600 and $41,640 ($8,600 and $7,524 is only available for certain letters of credit), and $0 and $15,400 were outstanding, respectively. Borrowings under the line of credit accrue interest at the prime rate plus 1.00% (prime rate 5.25% and 4.00% at December 31, 2004 and 2003, respectively). We must pay a quarterly fee of 1/8% per annum on the unused amounts under the lines of credit. Pursuant to the terms of the credit agreement, we must maintain certain debt service coverage ratios. The line of credit matures on May 31, 2006.
       As of December 31, 2004 and 2003, we have additional outstanding letters of credit totaling $3,292 and $3,292 with a second financial institution to secure the Company’s obligations for our self-insured retention risk under its various insurance policies. The total amount of letters of credit outstanding as of December 31, 2004 and 2003, of $15,749 and $7,524 (stated above) includes $3,292 and $3,292, respectively, related to the self-insured retention risk.
Long-term Debt, Capital Leases and Financing Obligations
       Long-term debt, capital leases and financing obligations consist of the following:

	December 31,

	2004	2003

Mortgage notes payable due 2008 through 2009 weighted average interest at rates of 6.42% in 2004 (weighted average interest rate 6.88%)	$24,578	$343,481
Mortgages payable, due from 2005 through 2037; weighted average interest rate of 8.45% in 2004 (weighted average interest rate of 6.46%)	75,903	263,080
Construction and mezzanine loans payable secured by development properties consolidated pursuant to FIN 46R bearing interest at rates ranging from LIBOR plus 2.30% to LIBOR plus 3.50% (floor of 5.50%) and 15.65%-19.50%, respectively, payable in monthly installments and $153,567 guaranteed by BLC(d)	179,248	191,542
Mortgages payable due 2012, weighted average interest rate of 5.37%, payable interest only through June 2010 and payable in monthly installments of principal and interest through maturity in June 2012, secured by the Prudential Portfolio	—	—
Mortgages payable due 2010, bearing interest of LIBOR plus 3%, payable in monthly installments of interest only until April 2009, and secured by the Fortress CCRC, Portfolio	—	—
Loan payable interest only monthly at prime plus 1% and principal payable quarterly of $500 commencing July 1, 2005 and maturing March 31, 2007	—	—

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

	December 31,

	2004	2003

Capital and financing lease obligation payable through 2020; weighted average interest rate of 11.83% in 2004 (weighted average interest rate of 11.48%)	66,284	76,967
Mezzanine loan payable to Brookdale Senior Housing, LLC joint venture with respect to The Heritage at Gaines Ranch facility, payable to the extent of all available cash flow (as defined)	12,739	12,739
Serial and term revenue bonds maturing serially from 2003 through 2013; interest rate of 7.36% in 2004 (2003 interest rate of 7.34%)	2,865	3,144
Notes payable to former joint venture partners through 2008; interest rates of 9.0%	9,420	10,048
Loan payable with respect to River Bay Club, payable quarterly interest only and repaid February 2004 from cash and investments — restricted	—	13,222
Variable rate tax-exempt and taxable bonds secured facilities, payable interest only (rates ranging from 1.12%-1.20% at December 31, 2003, until maturity on December 15, 2019-2029(b),(c)	—	94,290
Notes payable from shareholders of FBA bearing interest at 15% per annum plus contingent interest (as defined), secured by and repaid from proceeds from sale of investments by GFB-AS Investors, LLC	—	19,553
Promissory note payable to a bank bearing interest at 6.31% payable interest only and repaid January 2004	—	1,270

Total debt	371,037	1,029,336
Less current portion (and debt on assets held for sale in 2003)	3,888	133,892

Total long-term debt	$367,149	$895,444

(a)	Annually the Series A and B notes payable can be resized, as defined, to convert the Series B note to a Series A note. On the first anniversary date Series A interest rate is LIBOR plus 3.10% and Series B is LIBOR plus 6.60% increasing 1.00% annually thereafter. The notes can also be extended to two one-year terms based on meeting certain covenants.

(b)	The tax-exempt Qualified Residential Rental Bonds (the “Bonds”) require a portion of the units at the facilities financed with the proceeds generated from the sale of the Bonds to be leased to qualified individuals based on income levels specified by the U.S. Government. The interest rate payable on the Bonds is adjusted weekly based upon the remarketing rate for the Bonds. The credit enhancement for the Bonds is provided by the Federal Home Loan Mortgage Corporation. The annual interest rate on the Bonds cannot exceed 15%. These obligations were assumed by Provident (note 11).

(c)	We guaranteed the reimbursement obligation to the credit enhancer on $65,000 of the tax-exempt debt, which guaranty is limited to $4,000 and terminates when the amount in the principal reserve fund equals or exceeds $4,000 (principal reserve fund balance of $2,635 at December 31, 2003, included in cash and investments — restricted in the accompanying consolidated balance sheet). These obligations were assumed by Provident (note 11).

(d)	Includes first mortgage and mezzanine loan payable to a shareholder of FBA with a balance, including accrued long-term interest, of $51,238 and $14,458, respectively, at December 31, 2004 originally due December 31, 2005. The first mortgage loan is guaranteed by BLC and

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

bears interest at LIBOR plus 2.70% payable interest only monthly and net cash flow (as defined). The mezzanine loan accrues interest at 19.5% payable at maturity.

In connection with the Provident transaction the Company posted $4,000 in an interest bearing account as collateral for one construction loan maturing March 2005. Upon completion of the refinancing the collateral was released.

(e)	Certain of our debt agreements require us to maintain financial ratios, including debt service coverage and occupancy ratios and are guaranteed by us.
       The annual aggregate scheduled maturities of long-term debt obligations outstanding as of December 31, 2004 are as follows:

Year Ending December 31,	Amount

2005	$3,888
2006	3,320
2007	3,437
2008	193,087
2009	83,915
Thereafter	83,390

$371,037

       Substantially all the property, plant and equipment has been pledged as collateral for the outstanding debt, capital lease and financing obligations.

8.	Derivative Financial Instruments
       We recorded the following interest rate swaps and forward-starting interest rate swaps when we consolidated the developmental facilities in accordance with FIN 46R on December 31, 2003. Upon consolidation, we recorded a cumulative effect of a change in accounting principle resulting in a loss of $13,208, net of income taxes of $8,095, before minority interest, which was the fair value of the swaps on the date of consolidation.
Interest Rate Swaps
       We have one interest rate swap agreement that converts $37,320 of its floating-rate construction debt to a fixed-rate basis of 5.19% through maturity on April 1, 2005. The market value of the swap at December 31, 2004 and 2003 was a liability of $246 and $1,446, respectively, which is included in other current liabilities.
Forward Interest Rate Swaps
       The Company has four 10-year forward interest rate swaps to fix $97,300 of future mortgage debt at 7.03%-7.325% with a maturity date of August 2012 to March 2013. In May 2004, the Company extended the termination dates to June 2006. The terms of the forward interest rate swaps require the Company to pay a fixed-interest rate to the counterparties and to receive a variable rate from the counterparties. The fair value of the forward interest rate swaps at December 31, 2004 and 2003 was a liability of $17,881 and $19,857, respectively. The forward interest rate swaps are included in other long-term liabilities at December 31, 2004, and other current ($10,387) and long-term liabilities ($9,470) at December 31, 2003. Included in cash and investments-restricted at

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
December 31, 2004 and 2003 are deposits of $8,004 and $6,565, respectively, to collateralize our swap obligations.
       For the year ended December 31, 2004, and the three and nine months ended September 30, 2005 and 2004 (unaudited) an adjustment to interest expense was recorded for $3,176, $(67), $4,080, $(3,654) and $1,465, respectively, the majority of which resulted from the change in the fair value of interest rate and forward starting interest rate swaps not previously designated as hedging instruments.
       On March 30, 2005, we terminated our four 10-year forward interest rate swaps and incurred a termination payment of $15,807, including accrued interest of $1,742, which was funded by a $10,000 unsecured loan bearing interest payable monthly at prime plus 1% and principal payable in quarterly installments of $500 commencing July 1, 2005 and maturing March 31, 2007.
       In March 2005, we entered into interest rate swaps in the amount of $252,000 to hedge the floating rate debt and lease payments under which we pay an average fixed rate of 4.66% and receive LIBOR from the counterparty. The interest rate swaps are comprised of $215,000 seven-year swap at an average fixed rate of 4.71% and $37,000 three-year swap at a fixed rate of 4.40% . In connection with the swaps we posted $2,250 as collateral and are required to post additional collateral based on changes in the fair value of the swaps. The swaps are treated as cash flow hedges with unrealized gains or losses recorded in accumulated other comprehensive income.
       In March 2005 in connection with the proposed acquisition of the FIT REN facilities we entered into a $170,000 five-year forward interest rate swap to hedge the anticipated floating rate debt under which we paid 4.6375% and receive LIBOR from the counterparty. In connection with the purchase of eight facilities we obtained fixed rate financing and terminated $151,000 of the forward swap incurring a termination payment of $2,418. The loss has been recorded in other comprehensive loss and is being amortized as additional interest expense over the term of the new debt (see note 15).
       In December 2004 in connection with the proposed acquisition of the Fortress CCRC facilities we entered into $120,000 three-year forward interest rate swaps to hedge the anticipated floating rate debt under which we pay 3.615% and receive LIBOR from the counterparty. In connection with the acquisition we obtained $105,756 of first mortgage of the $120,000 interest rate swap $105,756 is treated as a cash flow hedge and the balance of $14,244 is mark-to-market and recorded as an adjustment to income.
       We are exposed to credit loss in the event of non-performance by the counterparty to an interest rate swap agreement; however, we do not anticipate non-performance by the counterparty.
Interest Rate Caps
       We had interest rate caps with a notional amount of $62,291 and $15,040 and a strike price of 6.35% and 6.58% that expired at June 1, 2009 and December 1, 2004. The interest rate caps were assigned to Provident (see note 11).

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

9.	Accrued Expenses
       Accrued expenses comprise of the following:

	December 31,

	2004	2003

Accrued salaries and wages	$13,521	$13,547
Accrued interest	3,622	6,649
Accrued insurance reserves	15,795	11,844
Accrued real estate taxes	11,877	11,235
Accrued income taxes	2,173	117
Accrued vacation	5,406	6,435
Accrued professional fees	2,936	10,675
Accrued lease payable	6,614	1,248
Other	15,389	11,396

Total	$77,333	$73,146

10.	Income Taxes
       The (provision) benefit for income taxes is comprised of the following:

	Three
	Months		Nine Months
	Ended		Ended
	September 30,		September 30,		December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Unaudited)
Federal:
Current	$(273)	$—	$(273)	$—	$(5,032)	$—	$—
Deferred	—	558	—	(1,618)	(2,895)	340	(6,904)

	(273)	558	(273)	(1,618)	(7,927)	340	(6,904)

State:
Current	(475)	—	(660)	(233)	(2,368)	(127)	(44)
Deferred	—	22	—	(329)	(335)	77	(1,718)

	(475)	22	(660)	(562)	(2,703)	(50)	(1,762)

Total	$(748)	$580	$(933)	$(2,180)	$(10,630)	$290	$(8,666)

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       A reconciliation of the (provision) benefit for income taxes to the amount computed at the U.S. Federal statutory rate of 35%:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,		December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Unaudited)
Tax (provision) benefit at U.S. statutory rate	$10,097	$1,906	$14,585	$3,384	$3,721	$1,241	$(6,931)
Variable interest entities (VIE’s)	(350)	(2,244)	(2,210)	(7,153)	(10,342)	—	—
State taxes, net of federal income tax	1,203	15	1,083	(548)	(1,444)	73	(1,163)
Other, net	(11,698)	903	(14,391)	2,137	(2,565)	(1,024)	(572)

Total	$(748)	$580	$(933)	$(2,180)	$(10,630)	$290	$(8,666)

       As discussed in note 2, we adopted FIN 46R as of December 31, 2003 and consolidated the VIE’s for financial reporting purposes. For Federal and state income tax purposes, we are not the legal owner of the entities and are not entitled to receive tax benefits generated from the losses associated with these VIE’s. The Company did obtain legal title to certain facilities on March 1, 2005.
       Significant components of our deferred tax assets and liabilities are as follows:

	December 31,

	2004	2003

Deferred income tax assets:
Operating loss carryforwards	$34,106	$80,301
Prepaid revenue	1,171	594
Accrued expenses	10,650	15,701
Property, plant and equipment	13,829	—
Fair value of swaps (a cumulative effect of a change in accounting principal in 2003, note 8)	6,833	8,095
Deferred gain on sale leaseback	41,186	—
Other	2,332	716

Total gross deferred income tax asset	110,107	105,407
Valuation allowance	(89,282)	(46,276)

Net deferred income tax assets	20,825	59,131

Deferred income tax liabilities:
Property, plant and equipment	(12,352)	(99,873)
Investment in Brookdale Senior Housing, LLC	(5,402)	(5,802)
Other	(3,071)	(1,896)

Total gross deferred income tax liability	(20,825)	(107,571)

Net deferred income tax liability	$—	$(48,440)

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       As described in note 11, in 2004 we sold the stock of BLC to Provident who assumed BLC’s income tax positions resulting in a non-taxable gain for income tax purposes. For financial reporting purposes we recorded a deferred tax asset of $41,186 from the gain. Included in the deferred gain on sale leaseback is a net deferred tax liability of $51,669 assumed by Provident comprised primarily of deferred tax liabilities related to the stock sale, net of operating loss carryforwards and related valuation allowance.
       At December 31, 2004, BLC has net operating loss carryforwards for Federal and state income tax purposes of approximately $13,611 and $19,331, respectively, which are available to offset future taxable income, if any, through 2024. We have recorded a valuation allowance due to uncertainties regarding our ability to utilize these losses in the future.
       In connection with fresh start accounting Alterra’s assets and liabilities were recorded at their respective fair market values. Deferred tax assets and liabilities were recognized for the tax effects of the difference between the fair values and the tax bases of Alterra’s assets and liabilities. In addition, deferred tax assets were recognized for the future use of net operating losses. The valuation allowance established to reduce deferred tax assets as of December 31, 2004 and 2003 was $28.4 million and $32.7 million, respectively. The reduction in this valuation allowance relating to net deferred tax items existing at the Effective Date will increase additional paid in capital. At December 31, 2004, Alterra increased additional paid-in capital by $4.8 million as a result of a reduction in valuation allowance related to net deferred tax assets not benefited under fresh-start accounting, but realized in the year ended December 31, 2004.
       The reorganization of Alterra constituted an ownership change under section 382 of the Internal Revenue Code. The use of any of its net operating losses generated prior to the ownership change that are not reduced pursuant to the provisions discussed above will be subject to an overall annual limitation of approximately $3.6 million. Further utilization of net operating losses can be achieved by increasing the net operating loss limitation (under section 382) for recognized built-in gains. During 2004, Alterra increased the section 382 limitation by $63.3 million as a result of recognizing built-in gains. Alterra has provided a valuation allowance for the entire amount of the net operating loss remaining after the reduction above, as well as its other net deferred tax assets.
       Alterra has approximately $67.6 million of net operating losses subject to the section 382 limitation and $6.2 million of regular net operating loss carryforwards at December 31, 2004. Any unused net operating loss carryforwards will expire commencing in years 2021 through 2023.
       A reconciliation to the combined balance sheet is as follows:

	December 31,

	2004	2003

Deferred income tax liability	$—	$(51,365)
Current deferred income tax asset	—	2,925

Net deferred income tax liability	$—	$(48,440)

11.	Facility Operating Leases
       We have entered into sale leaseback and lease agreements with certain real estate investment trusts (REITs). Under these agreements we either sell facilities to the REIT or enter into a long-term

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
lease agreement for such facilities. The lease terms vary from 10 to 20 years and include renewal options ranging from 5 to 30 years. We are responsible for all operating costs, including repairs, property taxes and insurance. The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we lease numerous facilities through an indivisible lease. We typically guarantee our performance and the lease payments under the master lease and are subject to net worth, minimum capital expenditure requirements per facility per annum and minimum lease coverage ratios. Failure to comply with these covenants could result in an event of default.
Ventas Portfolio
       During the first quarter of 2004, the limited partnerships that owned 14 GC Facilities (1,994 units), in which GFB had general and limited partnership interests, sold the facilities to Ventas, Inc. (“Ventas”) and we entered into an operating lease agreement to lease the facilities from Ventas for an initial aggregate annual lease rate of $10,598 (the “Ventas Lease”). The Ventas Lease has an initial term of 15 years with our right to extend for up to two 10-year periods and is guaranteed by BLC. We also have the right to purchase the facilities in year 15 at the greater of the fair market value or a stated minimum purchase price.
       On May 13, 2004, we amended the operating lease agreement with Ventas to include a 221-unit facility with an initial annual lease rate of $3,549 except we do not have a purchase option.
       On October 19, 2004, the Ventas Lease was amended to provide for: (i) annual escalations of the greater of 2.0% (increased from 1.5%) or 75% of the CPI increase and, (ii) a purchase option in year 15 (from year 10) of the lease.
       In May 2005, the Ventas Lease was amended to provide for a security deposit of $7,230 (increased from $1,205) which is in the form of letters of credit.
Provident Portfolio
       On June 18, 2004, FBA entered an agreement to sell the stock of BLC to Provident Senior Living Trust (“Provident”). The sale was contingent upon BLC obtaining certain third party consents, which were obtained prior to the closing of the sale on October 19, 2004. Prior to the sale, BLC distributed all the assets and liabilities, except for the real estate of 21 owned facilities (4,474 units) and related property debt, certain other mezzanine loans and the unsecured line of credit, to a new entity representing the continuing BLC entity. In connection with the stock sale, Provident assumed BLC’s income tax positions.
       In October and December 2004, Alterra sold 38 (1,732 beds) and nine facilities (613 beds), respectively to Provident.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       The aggregate sales price was $982,798 including transaction costs, assumed debt and other liabilities. Simultaneously with the closing, we entered into an operating lease agreements to lease back the facilities, resulting in the gain on the sale of $130,776 being deferred and amortized over the initial lease term. In addition, we recognized a gain of $1,051 on the assumption of the mezzanine loans. A summary of the deferred gain is as follows:

Sales price	$982,798
Net carrying value	(856,339)
Transaction costs	(11,663)
Goodwill write-off	(35,689)
Net deferred tax liability assumed by Provident (note 10)	51,669

Deferred gain	$130,776

Proceeds from the sale were distributed as follows:
Sales price	$982,798
Assumption of debt and accrued interest	(461,248)
Assumption of mezzanine loans and unsecured line of credit	(114,202)
Transaction costs, net	(10,494)
Lease security deposit	(20,000)
Dividend to shareholders	(254,577)

Net working capital retained	$122,277

       BLC’s operating lease has an initial term ending on December 31, 2019, with our right to extend for up to two 10-year periods and is guaranteed by BLC. The initial annual lease rate is approximately $60,130 and can be adjusted for changes in interest rates on $110,771 of variable rate mortgages assumed by the lessor and increases annually starting on January 1, 2006 by the lesser of 3% or four times the percentage increase in CPI.
       Alterra’s operating lease has an initial term ending on October 31, 2019 with our right to extend for two five-year periods and is guaranteed by Alterra. The initial annual lease is $23,143 and increases annually by the lesser of 2.5% or four times the percentage increase in CPI.
       In connection with the transaction, FBA made a $20,000 lease security deposit in an interest bearing account at the time of closing and Alterra has agreed to deposit 50% of excess cash flow until the security deposit is $10,000. We agreed to spend a minimum of $400 and $450 per unit per year on capital improvements on the Alterra facilities and the BLC facilities, respectively, of which Provident will reduce BLC’s security deposit by that same amount up to $600 per unit per year.

12.	Commitments and Contingencies
       We have two operating lease agreements for 30,314 and 44,222 square feet of office space that extends through 2010 and 2009, respectively. The leases require the payment of base rent which escalates annually, plus operating expenses (as defined). We incurred rent expense of $2,449, $1,213 and $1,103 for the years ended December 31, 2004, 2003 and 2002, respectively, and $427 and $1,212, $620 and $1,503 for the three and nine months ended September 30, 2005 and 2004, respectively, under the office leases which are included in general and administrative expense in the accompanying combined statements of operations.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       The aggregate amounts of all future minimum operating lease payments, including facilities and office leases, as of December 31, 2004, are as follows:

	Capital/
	Financing	Operating
Year Ending December 31,	Leases	Leases	Total

2005	$7,944	$169,255	$177,199
2006	7,944	173,952	181,896
2007	7,944	178,088	186,032
2008	7,944	180,703	188,647
2009	7,944	183,763	191,707
Thereafter	67,895	2,018,523	2,086,418

Total minimum lease payments	107,615	2,904,284	3,011,899
Less amount representing interest (11.83%)	(41,331)	—	(41,331)

	$66,284	$2,904,284	$2,970,568

Litigation
       On September 15, 2005, a complaint was filed in the United States District Court, Eastern District of New York (and amended on November 2, 2005), by a group of approximately 200 current and former partners of various investing partnerships in an action entitled David T. Atkins et al., the Plaintiffs, against certain defendants including, Apollo Real Estate Advisors L.P., BLC, Winthrop Financial Associates, GFB-AS, Investors LLC, a subsidiary of BLC, or GFB, Fortress Investment Group LLC, an affiliate of our largest stockholder, and four individuals (including our Chief Financial Officer), the Defendants. The action relates to, among other things, activities relating to certain Grand Court partnerships following the Grand Court Lifestyles, Inc. bankruptcy in 2000 and to the sale of certain facilities to Ventas. The seven count complaint alleges, among other things, (i) that the Defendants converted for their own use the property of the limited partners of ten partnerships, including through the failure to obtain consents that they contend were required for the transactions; (ii) that the Defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) and (iv) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, including substantive racketeering and conspiracy; (v) breach of certain partnership agreements; (vi) breach of fiduciary duties to certain limited partners; and (vii) unjust enrichment. The Plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We plan to vigorously defend the action. Because this matter is in an early stage, we cannot estimate the possible range of loss, if any.
       In addition, we are involved in various lawsuits and are subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they should not have a material adverse effect on our business, financial condition and results of operations.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)

13.	Insurance, Benefits and Employee Loan
Insurance
       We obtain various insurance coverages from commercial carriers at stated amounts as defined in the applicable policy. Losses related to deductible amounts are accrued based on the Company’s estimate of expected losses plus incurred but not reported claims. As of December 31, 2004 and 2003, we have accrued $35,355 and $32,091, respectively, for our self-insured programs.
       We have secured our self-insured retention risk under our workers’ compensation and general liability and professional liability programs with cash and letters of credit aggregating $17,918 and $3,292, $16,247 and $3,292, $16,247 and $3,292 as of December 31, 2004, 2003 and 2002, respectively.
Employee Benefit Plan
       We maintain a 401(k) Retirement Savings Plan for all employees that meet minimum employment criteria. The plan provides that the participants may defer eligible compensation on a pre-tax basis subject to certain Internal Revenue Service maximum amounts. We make matching contributions in amounts equal to 25% of the employee’s contribution to the plan. Employees are always 100% vested in their own contributions and vest in our contributions over five years. We made contributions to such plans in the amount of $879, $472 and $323 for the years ended December 31, 2004, 2003 and 2002, respectively, and $87 and $285, $72 and $252 for the three and nine months ended September 30, 2005 and 2004, respectively. Such amounts are included in facility operating and general and administrative expense in the accompanying combined statements of operations.
Employee Loan
       In October 2000, pursuant to the terms of his employment agreement, BLC loaned approximately $2.0 million to our Chief Executive Officer. In exchange, BLC received a ten-year, secured, non-recourse promissory note, which note bears interest at a rate of 6.09% per annum, of which 2.0% is payable in cash and of which the remainder accrues and is due at maturity on October 2, 2010. The note is secured by the Chief Executive Officer’s membership interests in FBA prior to the formation transaction.

14.	Segment Information
       We have five reportable segments which we determined based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. In addition, the management approach focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters. We continue to evaluate the type of financial information necessary for the decision makers as we implement our growth strategies. Prior to September 30, 2005 (the date of the formation transactions) and presently, each of Brookdale Living, which includes BLC, the Fortress CCRC Portfolio and the Prudential Portfolio, and Alterra, had and has distinct chief operating decision makers, or CODMS. Our 380 facilities are considered separate operating segments because they each engage in business activities from which they earn revenues and incur expenses, their

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
operating results are regularly reviewed by the CODMS to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.
       SFAS No. 131 permits aggregation of operating segments that share all common operating characteristics (similar products and services, similar methods used to deliver or provide their products and services, and similar type and class of customer for their products and services) and similar economic characteristics (revenue recognition and gross margin). We believe that each of our 380 facilities provides similar services, delivers these services in a similar manner, and has a common type and class of customer. In addition, all of our facilities recognize and report revenue in a similar manner. However, our individual facility gross margins vary significantly. Therefore, we have aggregated our segments based upon the lowest common economic characteristic of each of our facilities: gross margin. The CODMS allocate resources in large part based on margin and analyze each of the facilities as above or below the average operating margin. The CODMS believe that the average margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facility’s operating performance and resource requirements. Accordingly, our operating segments are aggregated into four reportable segments based on comparable operating margins either above or below an average performance level within each of Brookdale Living and Alterra. We define our average operating margin for each group of facilities as that group’s operating income divided by its revenue. Operating income represents revenue less operating expenses (excluding depreciation and amortization).
       We also present a fifth reportable segment for management services because the economic and operating characteristics of these services are different from our facilities aggregated above.
       Brookdale Living. Our Brookdale Living group of facilities operates independent living facilities and CCRCs, that provide a continuum of services, including independent living, assisted living, Alzheimer’s care, dementia care and skilled nursing care. Our facilities include rental facilities and three entrance fee facilities. We also provide various ancillary services to our residents, including extensive wellness programs, personal care and therapy services for all levels of care.
       Alterra. Our Alterra group of facilities operates primarily assisted living facilities that provide specialized assisted living care to residents in a comfortable residential atmosphere. Most of our facilities provide specialized care, including Alzheimer’s and other dementia programs. These facilities are designed to provide care in a home-like setting, as opposed to a more institutional setting.
       Management Services. Our management services segment includes facilities owned by others and operated by us pursuant to management agreements. Under our management agreements for these facilities, we receive management fees as well as reimbursed expense revenues, which represent the reimbursement of certain expenses we incur on behalf of the owners.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
       The accounting policies of our reporting segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

Revenue(3):
Brookdale Living
Above Average Margin	$56,399	$41,352	$141,385	$113,315	$159,844	$109,835	$83,800
Below Average Margin	45,442	27,756	120,016	80,305	103,765	74,599	73,094

Total Brookdale Living	101,841	69,108	261,401	193,620	263,609	184,434	156,894

Alterra
Above Average Margin	61,169	57,283	187,265	173,404	237,529	20,236	—
Below Average Margin	45,361	38,888	126,189	115,476	156,189	12,546	—

Total Alterra	106,530	96,171	313,454	288,880	393,718	32,782	—

Management Services	988	882	2,675	2,514	3,545	5,368	4,622

	$209,359	$166,161	$577,530	$485,014	$660,872	$222,584	$161,516

Segment Operating Income(1):
Brookdale Living
Above Average Margin	27,023	19,876	69,215	53,890	76,105	53,207	42,412
Below Average Margin	10,556	7,731	30,810	22,336	28,860	20,798	21,502

Total Brookdale Living	37,579	27,607	100,025	76,226	104,965	74,005	63,914

Average Margin	36.9%	39.9%	38.3%	39.4%	39.8%	40.1%	40.7%
Alterra
Above Average Margin	26,787	24,593	79,814	73,964	102,145	7,909	—
Below Average Margin	10,437	8,080	28,234	25,374	35,048	2,183	—

Total Alterra	37,224	32,673	108,048	99,338	137,193	10,092	—

Average Margin	34.9%	34.0%	34.5%	34.4%	34.8%	30.8%	n/a
Management Services	692	617	1,872	1,760	2,482	3,758	3,235

	$75,495	$60,897	$209,945	$177,324	$244,640	$87,855	$67,149

General and administrative (including non-cash stock compensation expense)(2)	29,626	9,544	52,100	30,160	42,577	14,387	11,153
Facility lease expense	47,259	21,281	140,852	59,771	99,997	30,744	31,003
Depreciation and amortization	15,058	14,461	30,861	43,440	52,307	22,480	13,708

Operating income (loss)	$(16,448)	$15,611	$(13,868)	$43,953	$49,759	$20,244	$11,285

Total Assets:
Brookdale Living	1,089,410	1,099,731	1,089,410	1,099,731	$467,320	$1,147,469	$730,298
Alterra	382,525	491,900	382,525	491,900	279,305	509,113	—
Management Services	—	—	—	—	—	—	—

	$1,471,935	$1,591,631	$1,471,935	$1,591,631	$746,625	$1,656,582	$730,298

(1)	Segment operating income defined as segment revenues less segment operating expenses (excluding depreciation and amortization).

(2)	Net of general and administrative costs allocated to management services reporting segment.

(3)	All revenue is earned from external third parties in the United States.

BROOKDALE FACILITY GROUP
(Predecessor Company)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
(In thousands)
15.     Employee Restricted Stock Plans
       On August 5, 2005, BLC and Alterra adopted employee restricted stock plans to attract, motivate, and retain key employees. The plans provide for the grant of shares of common stock to those participants selected by the board of directors. Upon adoption of the plans, restricted shares of BLC and Alterra were granted to employees. At September 30, 2005, as a result of the formation transactions described in Note 1, these restricted shares were converted into a total of 2,575,405 shares of restricted stock in BSL. The value was $19.00 per share. Compensation expense is recorded ratably using the straight-line method over the requisite service period of the award. Pursuant to the plans, 25% to 50% of each individual’s award shall be deemed to be vested on the grant date provided the employee remains continuously employed through the initial public offering, as defined. Compensation expense of $10.0 million was recorded on these awards based on an anticipated initial public offering in November 2005. The remaining awards vest over a period of five years as further defined.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
December 31, 2004
(In thousands)

		Additions

	Balance at	Charged to	Charged			Balance at
	Beginning of	costs and	to other	Combination		End of
Description	Period	expenses	accounts	of Alterra	Deductions	Period

Allowance for Doubtful Accounts
Year ended December 31, 2002	$317	$344	$—	$—	$361	$300
Year ended December 31, 2003	$300	$560	$—	$7,374	$588	$7,646
Year ended December 31, 2004	$7,646	$831	$—	$—	$5,614	$2,863
Deferred Tax Valuation Account
Year ended December 31, 2002	$13,573	$—	$—	$—	$—	$13,573
Year ended December 31, 2003	$13,573	$—	$—	$32,703	$—	$46,276
Year ended December 31, 2004	$46,276	$—	$43,006	$—	$—	$89,282
See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder of Brookdale Living Communities, Inc.
       We have audited the accompanying combined statements of financial position of the properties comprising the Fortress CCRC Portfolio (the “Properties”) as of December 31, 2004 and 2003, and the related combined statements of activities and changes in net deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Properties’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Properties at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
July 22, 2005

FORTRESS CCRC PORTFOLIO
COMBINED STATEMENTS OF FINANCIAL POSITION
(In thousands)

		December 31,
	March 31
	2005	2004	2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,213	$3,873	$1,962
Accounts receivable	4,570	4,254	3,448
Marketable securities	7,024	16,309	18,816
Prepaid expenses and other	434	651	455

Total current assets	15,241	25,087	24,681
Property and equipment	225,814	225,143	230,855
Accumulated depreciation	(75,995)	(74,065)	(66,586)

Property and equipment, net	149,819	151,078	164,269
Bond proceeds held by trustee	7,276	7,673	12,685
Long-term investments	2,499	2,499	2,151
Goodwill, net	2,341	2,363	2,451
Deferred financing costs, net	3,706	3,778	4,068
Other	530	539	572

Total assets	$181,412	$193,017	$210,877

Liabilities and Net Asset (Deficit)
Current liabilities:
Bonds payable	$183,079	$183,053	$182,946
Accrued interest payable	5,611	4,624	2,538
Trade accounts payable and accrued expenses	5,298	4,391	3,737
Due to parent, net	43,863	8,302	12,039

Total current liabilities	237,851	200,370	201,260
Unearned entrance fees	29,786	30,197	35,013
Other	1,758	1,759	1,639

Total liabilities	269,395	232,326	237,912
Net asset (deficit)
Unrestricted	(91,217)	(42,573)	(30,008)
Temporarily restricted	736	766	823
Permanently restricted	2,498	2,498	2,150

Total net deficit	(87,983)	(39,309)	(27,035)

Total liabilities and net asset (deficit)	$181,412	$193,017	$210,877

See accompanying notes to the combined financial statements.

FORTRESS CCRC PORTFOLIO
COMBINED STATEMENTS OF ACTIVITIES AND CHANGES IN NET DEFICIT
(In thousands)

	Three Months
	Ended March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Revenue
Resident fees	$19,706	$19,992	$80,776	$75,856	$71,467
Amortization of entrance fees	560	612	2,430	2,841	3,093

Total revenue	20,266	20,604	83,206	78,697	74,560
Expenses
Facility operating	16,574	16,562	68,079	64,746	63,051
Management fees — affiliate	868	842	3,467	3,320	3,187
Depreciation and amortization	1,990	1,959	7,885	7,753	7,550
Impairment of property and equipment	—	—	9,063	—	—

Total operating expenses	19,432	19,363	88,494	75,819	73,788

Income (loss) from operations	834	1,241	(5,288)	2,878	772
Other income (expense):
Contributions and deferred gifts	71	604	3,389	2,736	3,383
Interest income	455	266	1,590	1,503	1,619
Net unrealized and realized gains (losses) on investments	(158)	150	75	(457)	(2,643)
Gain on sale of equipment	—	—	—	341	90
Interest expense	(1,013)	(1,508)	(5,329)	(11,410)	(10,993)
Interest expense — affiliate	(675)	(447)	(2,090)	(1,252)	(821)
Amortization of deferred financing costs	(72)	(73)	(290)	(298)	(293)

Net income (loss) from operations	(558)	233	(7,943)	(5,959)	(8,886)
Net transfers (to) from NBA	(48,116)	(797)	(4,331)	(1,590)	(305)

Change in net deficit	(48,674)	(564)	(12,274)	(7,549)	(9,191)
Net deficit at beginning of period	(39,309)	(27,035)	(27,035)	(19,486)	(10,295)

Net deficit at end of period	$(87,983)	$(27,599)	$(39,309)	$(27,035)	$(19,486)

See accompanying notes to the combined financial statements.

FORTRESS CCRC PORTFOLIO
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months
	Ended March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Operating activities
Change in net assets from operations	$(558)	$233	$(7,943)	$(5,959)	$(8,886)
Adjustments to reconcile change in net assets from operations to net cash provided by (used in) operating activities:
Amortization of entrance fees	(560)	(612)	(2,430)	(2,841)	(3,093)
Depreciation and amortization	1,990	1,959	7,885	7,753	7,550
Impairment of property and equipment	—	—	9,063	—	—
Net (gain) loss on investment activity	158	(150)	(75)	457	2,643
Amortization of deferred financing costs	72	73	290	298	293
Amortization of debt discounts	26	27	107	110	105
Gain on sale of property and equipment	—	—	—	(341)	(90)
Changes in operating assets and liabilities:
Accounts receivable	(316)	(362)	(806)	(638)	(86)
Prepaid expenses and other assets	217	(1,810)	(196)	332	201
Other assets	9	14	33	(31)	58
Accrued interest payable	987	770	2,086	171	(63)
Accounts payable and accrued expenses	907	2,004	654	(3,315)	1,496
Other liabilities	(1)	121	120	601	(161)

Net cash provided by (used in) operating activities	2,931	2,267	8,788	(3,403)	(33)
Investing activities
Net change in bond proceeds held by trustee	397	1,054	5,012	1,840	(575)
Net proceeds from sale (purchase of) marketable securities	9,127	3,926	2,234	10,008	(6,859)
Additions to property and equipment	(709)	(552)	(3,669)	(3,540)	(3,816)
Proceeds from sale of property and equipment	—	—	—	362	123

Net cash provided by (used in) investing activities	8,815	4,428	3,577	8,670	(11,127)
Financing activities
Repayment of bonds payable	—	—	—	(2,844)	(3,682)
Net transfers to NBA	(48,116)	(797)	(4,331)	(1,590)	(305)
Net advances from (to) parent	35,561	(2,613)	(3,737)	(1,838)	10,964
Payment of financing costs	—	—	—	—	(100)
Net additions to (refunds of) entrance fees	149	(3,381)	(2,386)	738	4,585

Net cash provided by (used in) financing activities	(12,406)	(6,791)	(10,454)	(5,534)	11,462

FORTRESS CCRC PORTFOLIO
COMBINED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

	Three Months
	Ended March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Net increase (decrease) in cash and cash equivalents	(660)	(96)	1,911	(267)	302
Cash and cash equivalents at beginning of period	3,873	1,962	1,962	2,229	1,927

Cash and cash equivalents at end of period	$3,213	$1,866	$3,873	$1,962	$2,229

Supplemental disclosure of cash flow information
Interest paid to third parties	$—	$1,339	$3,136	$12,381	$11,772

See accompanying notes to the combined financial statements.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

1.	Description of Business
       The combined financial statements present the financial position and the results of operations related only to eight continuing care retirement communities owned and operated by The National Benevolent Association of the Christian Church (Disciples of Christ) (the “NBA”). In April 2005, Fortress CCRC Acquisition LLC (“Fortress”) purchased the property and equipment and accounts receivable of eight senior living facilities from NBA for approximately $179,200 and assumed the liabilities associated with entrance fees related to the properties. No other assets were purchased and no other liabilities were assumed. All eight facilities are included in the combined financial statements for the periods presented. For purposes of the combined financial statements, the facilities are referred to as the “Fortress CCRC Properties.” The Fortress CCRC Properties are located in various cities throughout the United States and consist of the following:

Facilities	Location	Total Units

Cypress Village	Jacksonville, FL	523
Robin Run Village	Indianapolis, IN	283
Village at Skyline	Colorado Springs, CO	503
Ramsey Home	Des Moines, IA	139
Patriot Heights	San Antonio, TX	232
Foxwood Springs Living Center	Raymore, MO	311
Heritage Crossing	Edmond, OK	233
Heatherwood Village	Newton, KS	189

		2,413

       Four of the above facilities have an aggregate of 825 single family homes at March 31, 2005 that are independently owned by the residents of the homes. The Fortress CCRC Properties are responsible for maintenance of those homes for which they receive monthly service fees.

2.	Bankruptcy Filing
       On or about December 1, 2003, the NBA failed to make scheduled payments with respect to the loans securing certain of the fixed rate bond issues, including bonds related to the Fortress CCRC Properties, and further failed to make certain payments due to a financial institution, pursuant to which the letters of credit that supported the variable rate bonds were issued, including bonds related to the Fortress CCRC Properties. In addition, in September 2003, the NBA failed to repay certain loans and other financial obligations when they became due. As a result of these events, various lenders declared certain events of default under the respective documents evidencing and/or governing such bonds, loans, and other obligations and filed certain lawsuits against the NBA.
       On February 16, 2004 (the “Petition Date”), the NBA and certain of its affiliates (including the operations of the Fortress CCRC Properties, collectively, referred to herein as a “debtor-in-possession”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court Western District of Texas — San Antonio Division (the “Bankruptcy Court”). The NBA and each of such entities were debtors-in-possession under the Bankruptcy Code.
       Pursuant to the Bankruptcy Code, neither the NBA nor any of the debtors-in-possession were permitted to make principal, interest, or other debt service payments with respect to the loans securing the fixed rate bonds or the variable rate bonds or with respect to other reimbursement obligations.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
       In conjunction with a mediation process ordered by the Bankruptcy Court, the NBA, in September 2004, entered into an agreement pursuant to which it agreed, at the request of its creditors and was subsequently approved by the Bankruptcy Court, to sell 11 of its senior living facilities (including the Fortress CCRC Properties), to Fortress. The sale of 11 properties closed during the period April 6, 2005 through May 19, 2005, at which time Fortress sold the three non-Fortress CCRC Properties to third parties.
       On December 29, 2004, the NBA and its creditors filed a Joint Disclosure Statement for Joint Plan of Reorganization and a Joint Plan of Reorganization with the Bankruptcy Court. The Joint Disclosure Statement was approved by the Bankruptcy Court on January 19, 2005. Since that date, the Plan of Reorganization has been approved by the creditors, and on March 2, 2005, the Plan of Reorganization was confirmed by the Bankruptcy Court.

3.	Summary of Significant Accounting Policies
Basis of Presentation
       The combined financial statements include the accounts related to the operations of the Fortress CCRC Properties. All significant intercompany balances and transactions are eliminated in combination. The combined financial statements are presented as if the Fortress CCRC Properties had operated as one combined entity.
       The Fortress CCRC Properties’ unaudited combined financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all normal recurring accruals considered necessary for a fair presentation have been included. All amounts included in the footnotes to the combined financial statement, referring to March 31, 2005 and for the three months ended March 31, 2005 and 2004 are unaudited. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
       The majority of the Fortress CCRC Properties’ net assets are unrestricted. The temporarily restricted net assets activity was $(30), $(87), $(57), $(61) and $(162) for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively. The permanently restricted net assets activity was $0, $348, $348, $92, and $173 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively.
Use of Estimates
       The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the combined financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Cash Equivalents
       All investments with an original maturity of three months or less are considered to be cash equivalents. No investments were purchased by Fortress.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
Marketable Securities and Long-Term Investments
       Investments in marketable securities are carried at market value. Realized and unrealized gains and losses are reflected in the combined statements of activities. These investments are classified as either marketable securities or long-term investments in the combined statements of financial position. These classifications are made to divide those investments held in conjunction with pooled investment trusts, living trusts, unitrusts, annuity trusts, and endowment agreements from those investments classified as available to support current operations. The marketable securities and long term investments were not purchased by Fortress.
Property and Equipment
       Property and equipment are carried at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease.
       In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, the Fortress CCRC Properties will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.
       Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life

Buildings and improvements	25 - 40 years
Furniture and equipment	3 - 10 years
Bond Proceeds Held by Trustee
       The Fortress CCRC Properties are required to maintain separate accounts for proceeds of bond financings. These accounts are comprised of cash, money market accounts, and government-issued debt securities. Government-issued debt securities are valued at market and have maturity dates which approximate the cash needs relative to the respective construction project or debt service requirement.
Goodwill
       Goodwill, in the original amount of $3,500, represents the cost of assets in excess of the book value of the net assets at the acquisition date of the properties. Goodwill was amortized at a rate of approximately $88 per year over 40 years on a straight-line basis through 2031. Accumulated amortization was $1,159, $1,137 and $1,049 at March 31, 2005 and December 31, 2004 and 2003, respectively.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)
Deferred Financing Costs
       Deferred financing costs are recorded at cost and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt and are included in interest expense.
Resident Fee Revenue
       Resident fee revenue is recorded when services are rendered and consists of fees for basic housing (including maintenance on owned units), support services and fees associated with additional services such as personalized health and assisted living care.
Unearned Entrance Fees
       Unearned entrance fees represent payments received in exchange for the right to occupy apartments or independent living units. Many of the contracts associated with these arrangements stipulate that the residents are entitled to refunds of a percentage of their entrance fees from reoccupancy proceeds obtained from the subsequent right to occupy their units. The refundable portion of an entrance fee is required to be amortized over the estimated useful life of the facility. The nonrefundable portion is to be amortized over the estimated remaining life of the resident. The unamortized refundable entrance fees have been classified as long-term due to the contingencies related to the repayment of the fee.
Donated Property and Gifts
       Contributions of property and materials are recorded as support in these combined financial statements at their estimated fair value at the date of gift. Absent donor stipulations on the use of these assets, these gifts are recorded as unrestricted support.
Income Taxes
       The NBA and its operating units are exempt from federal income tax under the provisions of Section 501(c)(3) of the Internal Revenue Code. Accordingly, these combined statements do not include a provision for federal income tax.
Fair Value of Financial Instruments
       Cash and cash equivalents and bond proceeds held by the trustee are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. As of March 31, 2005 and December 31, 2004, the fair value of bonds payable approximates book value based upon the interest rate determined under the NBA’s approved bankruptcy plan.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

4.	Investments in Marketable Securities
       Investments in marketable securities consisted of the following at March 31, 2005 and December 31, 2004 and 2003:

	Marketable	Long-Term
	Securities	Investments	Total Market Value

March 31, 2005	$7,024	$2,499	$9,523

December 31, 2004	$16,309	$2,499	$18,808

December 31, 2003	$18,816	$2,151	$20,967

       The majority of the marketable securities are invested in the Total Return Plan. The objective of the Total Return Plan is to generate a return on investment through appreciation in market value and income. Subject to the liquidity requirements of the Total Return Plan, it is part of the investment policy to have the assets of such plan invested in debt and equity securities depending on the economic outlook and/or general market conditions at that time. Because of extreme market volatility, the NBA took action to invest the Total Return Plan exclusively in U.S. Treasury bonds and notes and government agency securities. At December 31, 2004 and 2003, the Total Return Plan remained predominantly invested in U.S. Treasury bonds and notes and government agency securities. At December 31, 2004, the Total Return Plan portfolio had an average duration of approximately 1.35 years and an average maturity of approximately 1.69 years.

5.	Property and Equipment
       Property and equipment consist of the following:

		December 31,
	March 31,
	2005	2004	2003

Land	$5,745	$5,745	$6,138
Buildings and improvements	200,460	200,460	206,645
Furniture and equipment	18,216	18,082	17,570
Construction in progress	1,393	856	502

	225,814	225,143	230,855
Accumulated depreciation and amortization	(75,995)	(74,065)	(66,586)

Property and equipment, net	$149,819	$151,078	$164,269

       In connection with the sale to Fortress described in Note 1, certain Fortress CCRC Properties (Village at Skyline, Ramsey Home, Heritage Crossing and Heatherwood Village) incurred a total impairment charge of $9,063 as of December 31, 2004, based upon the sale proceeds received.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

6.	Bonds Payable
       Bonds payable consists of the following:

		December 31,
	March 31,
	2005	2004	2003

Taxable and tax-exempt bonds payable with original terms bearing interest at fixed rates ranging from 4.1% to 7.8% payable in semi-annual installments and annual principal payments with original maturity dates from 2022 through 2030	$137,825	$137,825	$137,825
Taxable and tax-exempt bonds payable with original terms bearing interest at floating rates determined by the remarketing agent for the bonds, payable in monthly installments of principal and interest, as defined in the bond agreements, maturity dates from 2022 through 2031	46,605	46,605	46,605

Total bonds payable	184,430	184,430	184,430
Unamortized discount	(1,351)	(1,377)	(1,484)

Total bonds payable, net	$183,079	$183,053	$182,946

       In late 2003, the NBA ceased making debt service payments and on February 16, 2004 filed for bankruptcy protection. Since no debt service payments were being made, the bonds were in default and have been classified as current at December 31, 2004 and 2003 and March 31, 2005. Under the terms of the bankruptcy plan, the interest rate on all of the above bonds was fixed at 2.17% per annum, and a new maturity date was set as of February 28, 2005.
       Included in interest expense is amortization of original issue discount of $26, $27, $107, $110 and $105 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively.
       The NBA and certain related entities are jointly and severally obligated for the repayment of the above bonds. The Bond Proceeds held by Trustee are pledged to secure repayment of the related bonds.

7.	Related Party Transactions
       The Fortress CCRC Properties are managed by the NBA for a fee based on 4% of adjusted gross expenses, as defined by management. Fees paid to NBA were $893, $842, $3,548, $3,320, and $3,187 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002, respectively.
       Due to Parent represents amounts advanced by the NBA to support the operations of the Fortress CCRC Properties. These amounts were payable upon demand. Gross due to Parent balances bear interest at 6%, per annum (represents interest expense-affiliate). All unpaid interest was added to the due to Parent balance.

FORTRESS CCRC PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands)

8.	Unearned Entrance Fees
       The activity for unearned entrance fees is as follows:

		December 31,
	March 31,
	2005	2004	2003

Beginning balance	$30,197	$35,013	$37,116
Additions	686	3,185	7,212
Amortization	(560)	(2,430)	(2,841)
Refunds	(537)	(5,571)	(6,474)

Ending balance	$29,786	$30,197	$35,013

       In 2004, the NBA settled a lawsuit with certain occupants of the Fortress CCRC Properties related to entrance fees. Under the terms of the agreement, the NBA was required to refund approximately $3.7 million to these occupants, which has been reflected in the 2004 refunds in the table above.

9.	Commitments and Contingencies
Litigation
       The Fortress CCRC Portfolio properties are involved in various lawsuits and are subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they should not have a material adverse effect on the Fortress CCRC Portfolio properties’ business, financial condition and results of activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder of Brookdale Living Communities, Inc.
       We have audited the accompanying combined balance sheets of the properties comprising the Prudential Portfolio (the “Properties”) as of December 31, 2004 and 2003, and the related combined statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Properties’ internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Properties at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
June 7, 2005

PRUDENTIAL PORTFOLIO
COMBINED BALANCE SHEETS
(In thousands)

		December 31,
	June 30,
	2005	2004	2003

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$934	$1,571	$1,762
Restricted cash	156	632	633
Accounts receivable	235	199	207
Prepaid expenses and other	700	560	221

Total current assets	2,025	2,962	2,823
Property and equipment	9,739	161,159	159,993
Accumulated depreciation	(1,842)	(21,924)	(17,121)

Property and equipment, net	7,897	139,235	142,872
Deferred financing costs, net	5	385	655
Deferred rent receivable	556	534	468

Total assets	$10,483	$143,116	$146,818

Liabilities and Members’ Equity
Current liabilities:
Current portion of debt	$6,176	$64,819	$2,032
Trade accounts payable and accrued expenses	893	1,561	1,325
Deferred revenue	—	797	950

Total current liabilities	7,069	67,177	4,307
Long-term debt, less current portion	—	38,752	103,546

Total liabilities	7,069	105,929	107,853
Members’ equity	3,414	37,187	38,965

Total liabilities and members’ equity	$10,483	$143,116	$146,818

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO
COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	Three Months		Six Months
	Ended June 30,		Ended June 30,		Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Unaudited)
Revenue
Resident fees	$10,467	$11,139	$22,087	$22,059	$45,118	$41,853	$40,227
Property rental income	520	546	1,100	1,091	2,249	2,270	2,095

Total revenue	10,987	11,685	23,187	23,150	47,367	44,123	42,322
Expenses
Facility operating	7,274	6,403	14,054	12,625	26,537	25,035	24,777
Ground lease	248	251	500	503	1,008	1,008	1,008
Management fees — affiliate	887	815	1,690	1,577	3,332	2,867	2,320
Depreciation and amortization	1,128	1,258	2,396	2,509	5,087	4,994	4,702

Total operating expenses	9,537	8,727	18,640	17,214	35,964	33,904	32,807

Income from operations	1,450	2,958	4,547	5,936	11,403	10,219	9,515
Interest expense	(1,348)	(1,156)	(2,715)	(2,318)	(4,827)	(5,000)	(5,629)
Gain on sale of real estate	123,678	—	123,678	—	—	—	—

Net income	$123,780	$1,802	$125,510	$3,618	$6,576	$5,219	$3,886

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO
COMBINED STATEMENTS OF MEMBERS’ EQUITY
For Six Months Ended June 30, 2005
and for Years Ended December 31, 2004, 2003 and 2002
(In thousands)

Total
Members’
Equity

Balance at January 1, 2002	$47,962
Net income	3,886
Distributions	(6,155)
Contributions	468

Balance at December 31, 2002	46,161
Net income	5,219
Distributions	(15,240)
Contributions	2,825

Balance at December 31, 2003	38,965
Net income	6,576
Distributions	(8,599)
Contributions	245

Balance at December 31, 2004	37,187
Net income (unaudited)	125,510
Distributions (unaudited)	(159,283)

Balance at June 30, 2005 (unaudited)	$3,414

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO
COMBINED STATEMENTS OF CASH FLOWS
For Six Months Ended June 30, 2005 and 2004
and for Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Operating activities
Net income	$125,510	$3,618	$6,576	$5,219	$3,886
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of real estate	(123,678)	—	—	—	—
Depreciation and amortization	2,396	2,509	5,087	4,994	4,702
Changes in operating assets and liabilities:
Net change in restricted cash	476	—	1	35	185
Accounts receivable	(36)	39	8	(42)	24
Deferred rent receivable	(22)	(33)	(66)	(87)	(109)
Prepaid expenses and other assets	231	(409)	(339)	92	2
Accounts payable and accrued expenses	(663)	(245)	236	(92)	(177)
Deferred revenue	(797)	(82)	(153)	50	302

Net cash provided by operating activities	3,417	5,397	11,350	10,169	8,815
Investing activities
Additions to property, and equipment	(232)	(627)	(1,180)	(916)	(842)
Proceeds from sale of real estate	252,856	—	—	—	—

Cash used in investing activities	252,624	(627)	(1,180)	(916)	(842)
Financing activities
Proceeds from debt	—	34	37	40,200	14,650
Repayment of debt	(97,395)	(1,046)	(2,044)	(36,555)	(15,951)
Distributions to members	(159,283)	(4,027)	(8,599)	(15,240)	(6,155)
Contributions from members	—	—	245	2,825	468
Payment of financing costs	—	—	—	(494)	(211)

Net cash used in financing activities	(256,678)	(5,039)	(10,361)	(9,264)	(7,199)

Net increase (decrease) in cash and cash equivalents	(637)	(269)	(191)	(11)	774
Cash and cash equivalents at beginning of period	1,571	1,762	1,762	1,773	999

Cash and cash equivalents at end of period	$934	$1,493	$1,571	$1,762	$1,773

PRUDENTIAL PORTFOLIO
COMBINED STATEMENTS OF CASH FLOWS — (Continued)
For Six Months Ended June 30, 2005 and 2004
and for Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Supplemental non-cash activity
Write-off of fully depreciated property and equipment	$—	$—	$14	$—	$—

Write-off of fully amortized deferred financing costs	$—	$370	$904	$—	$—

Supplemental disclosure of cash flow information
Interest paid	$2,715	$2,318	$4,829	$4,906	$5,703

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)

1.	Description of Business
       The combined financial statements present the operations of nine assisted living properties owned by limited liability companies under common control and ownership of affiliates of Prudential Financial, Inc. and whose day-to-day operations are managed by Renaissance Senior Living, LLC (“RSL”). RSL also has an ownership interest in the properties. All nine properties’ operations are included in the combined financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004. In June 2005, eight of the properties were sold (See Note 8). For purposes of the combined financial statements, the properties are referred to as the “Prudential Properties.” The Prudential Properties are located in various cities in the state of California and consist of the following:

Facilities	Location	Total Units

		(Unaudited)
Inn at the Park	Irvine	134
Nohl Ranch Inn	Anaheim Hills	127
Mirage Inn	Rancho Mirage	125
Pacific Inn	Torrance	134
Ocean House	Santa Monica	117
The Gables	Monrovia	64
The Lexington	Ventura	114
Oak Tree Villa	Scotts Valley	196
Lodge at Paulin Creek	Santa Rosa	250

		1,261

2.	Summary of Significant Accounting Policies
Basis of Presentation
       The combined financial statements include the accounts of Prudential Properties. All significant intercompany balances and transactions are eliminated in combination. The combined financial statements are presented as if the Prudential Properties had operated as one combined entity.
       The Prudential Properties’ unaudited combined financial statements as of June 30, 2005 and for the three and six months ended June 30, 2005 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All amounts included in the footnotes to the combined financial statements, referring to June 30, 2005 and for the three and six months ended June 30, 2005 and 2004 are unaudited. Operating results for the three and six month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
Use of Estimates
       The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the combined financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

PRUDENTIAL PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)
Cash Equivalents
       The Prudential Properties considers all investments with an original maturity of three months or less to be cash equivalents.
Resident Fee Revenue
       Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of one year.
Property Rental Income
       The Prudential Properties leases a portion of one its facilities to a third party that operates a skilled nursing facility. The Prudential Properties records rental income on a straight-line basis as earned during the lease term. The lease also requires the tenant to reimburse the Prudential Properties for the tenant’s share of common area maintenance, real estate taxes and other recoverable costs. Tenant reimbursement revenue is recognized as the related expenses are incurred.
Income Taxes
       No provision for federal income taxes is included in the combined financial statements since such taxes, if any, are payable by the owners of the Renaissance Properties.
Property and Equipment
       Property and equipment are carried at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease.
       In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, the Prudential Properties will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected holding period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.
       Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life

Buildings and improvements	30 years
Furniture and equipment	3 - 7 years

PRUDENTIAL PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)
Deferred Costs
       Deferred financing costs are recorded at cost and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt. Accumulated amortization was $58, $383 and $1,017 at June 30, 2005 and December 31, 2004 and 2003, respectively.
Restricted Cash
       Restricted cash consists of amounts held in escrow for the payment of future real estate taxes.
Fair Value of Financial Instruments
       Cash and cash equivalents, restricted cash and variable rate debt are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate debt using a discounted cash flow analysis based upon Prudential Properties’ current borrowing rate for debt with similar maturities. As of June 30, 2005 and December 31, 2004 and 2003, the fair value of fixed-rate debt approximates book value.
3.     Property and Equipment
       Property and equipment consist of the following:

		December 31,
	June 30,
	2005	2004	2003

Land	$—	$33,872	$33,872
Buildings and improvements	9,070	123,676	123,279
Furniture and equipment	669	3,611	2,842

	9,739	161,159	159,993
Accumulated depreciation and amortization	(1,842)	(21,924)	(17,121)

Property and equipment, net	$7,897	$139,235	$142,872

PRUDENTIAL PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)
4.     Debt
Long-term Debt
       Long-term debt consists of the following as of:

		December 31,
	June,
	2005	2004	2003

Mortgage notes payable bearing interest at fixed rates ranging from 4.47% to 7.50% payable in monthly installments of principal and, interest maturity dates from April 2005 through April 2008	$—	$53,740	$54,604
Mortgage notes payable bearing interest at variable rates ranging from LIBOR (2.87% and 2.4% at March 31, 2005 and December 31, 2004, respectively) plus 2.20% to LIBOR plus 2.40%, payable in monthly installments of principal and interest, maturity dates in 2005	6,176	49,771	50,923
Promissory notes payable to various financial institutions bearing interest at fixed rates ranging from 6.5% to 9.75% payable in monthly installments of principal and interest, maturity dates ranging from May 2005 through April 2008	—	60	51

Total debt	6,176	103,571	105,578
Less current portion	(6,176)	(64,819)	(2,032)

Total long-term debt	$—	$38,752	$103,546

       The mortgages notes payable are subject to various operating covenants. In addition, Prudential Properties must periodically fund and maintain escrow accounts, to make future real estate taxes, repairs and maintenance and insurance payments. These are included in prepaid expenses and other assets. In 2004, certain mortgage notes payable were extended and converted to fixed rate debt.
       Substantially all of Prudential Properties’ property and equipment have been pledged as collateral for its mortgages notes payable and promissory notes payable.
       The annual aggregate scheduled maturities of long-term debt obligations outstanding as of December 31, 2004 are as follows:

Year Ending December 31	Amount

2005	$64,819
2006	727
2007	753
2008	37,272

$103,571

       In connection with the sale of the Prudential Properties (Note 8) on June 21, 2005, $96,561 of mortgage debt was repaid.

PRUDENTIAL PORTFOLIO
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)
5.     Management Fees — Affiliate
       The Prudential Properties are managed by RSL for a fee based on 5% of gross revenue. In addition, RSL can earn an incentive fees based upon a percentage of specified net operating income, as defined. Fees paid to RSL were $803, $762, $1,690, $1,577, $3,332, $2,867, and $2,320 for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002, respectively.
6.     Property Leasing Arrangement
       One of the Prudential Properties leases a portion of the property to a skilled nursing facility operator under an operating lease. The lease provides for an initial noncancelable term through 2013 and provides for the tenant to pay their pro rata share of operating expenses and real estate taxes.
       Minimum future rentals under the lease as of December 31, 2004 are as follows:

Year	Amount

2005	$920
2006	942
2007	966
2008	990
2009	1,015
Thereafter	4,129

$8,962

7.     Commitments and Contingencies
Litigation
       The Prudential Properties are involved in various lawsuits and subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they are not anticipated to have a material adverse effect on Prudential Properties’ business, financial condition and results of operations.
Ground Lease
       One of the Prudential Properties is subject to a ground lease with an initial lease term through 2016, and two, 33-year extension options.
       Minimum future payments under the lease as of December 31, 2004 are as follows:

Year	Amount

2005	$1,000
2006	1,000
2007	1,000
2008	1,000
2009	1,000
Thereafter	6,958

$11,958

8.     Sale of Facilities
       On June 21, 2005, eight of the Prudential Portfolio properties were sold to FIT REN LLC, an affiliate of Fortress Investment Group, for a total purchase price of $254,564. On July 22, 2005, the ninth facility (Ocean House) was sold to FIT REN for a purchase price of $27,883.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Alterra Healthcare Corporation:
       We have audited the accompanying consolidated balance sheet of Alterra Healthcare Corporation and subsidiaries (the Predecessor Company) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from January 1, 2003 to November 30, 2003 and the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Company as of December 31, 2002, and the results of their operations and their cash flows for the period from January 1, 2003 to November 30, 2003 and the fiscal year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.
       As discussed in notes 1 and 2 to the consolidated financial statements, the Corporation emerged from Chapter 11 bankruptcy on December 4, 2003. Upon emergence from bankruptcy, the Corporation changed its basis of financial statement presentation to reflect the adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

/s/ KPMG LLP
Milwaukee,Wisconsin
April 13, 2004

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2002
(In thousands, except share data)

Assets
Current assets:
Cash and cash equivalents	$13,797
Accounts receivable, net of allowance for bad debts	10,253
Assets held for sale	57,243
Prepaid expenses and supply inventory	14,672
Other current assets	12,803

Total current assets	108,768
Property and equipment, net	492,125
Restricted cash and investments	2,188
Goodwill, net	35,515
Other assets	33,509

Total assets	$672,105

Liabilities and Stockholders’ Deficit
Current liabilities:
Current installments of long-term obligations, including convertible debt	$722,689
Current debt maturities on assets held for sale	79,108
Short-term notes payable	7,144
Accounts payable	6,812
Accrued expenses	92,151
Guaranty liability	58,500
Deferred rent and refundable deposits	14,840

Total current liabilities	981,244

Long-term obligations, less current installments	171,510
Other long-term liabilities	2,147
Redeemable preferred stock	6,132
Stockholders’ deficit:
Predecessor Company Preferred stock, Authorized 2,500,000 shares; designated 1,550,000 shares; none outstanding	—
Predecessor Company Common stock, $0.01 par value. Authorized 100,000,000 shares; issued and outstanding 22,266,262 shares	221
Predecessor Company Treasury stock, $0.01 par value. 11,639 shares	(163)
Additional paid-in capital	179,526
Accumulated deficit	(668,512)

Total stockholders’ deficit	(488,928)

Total liabilities and stockholders’ deficit	$672,105

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	11 Months	Fiscal Year
	Ended	Ended
	November 30,	December 31,
	2003	2002

Revenue:
Resident service fees	$378,672	$413,553
Management fees	824	2,601
Miscellaneous	546	561

Operating revenue	380,042	416,715

Operating expenses (income):
Residence operations	264,069	285,171
Bad debt provision	3,693	2,263
Lease expense	57,846	58,658
Gain on lease termination	—	(6,204)
Lease income	(3,811)	(13,755)
General and administrative	33,703	46,541
Loss (gain) on disposal of property and equipment	9,569	(22,914)
Depreciation and amortization	21,292	25,766
Impairment charges	2,859	4,773

Total operating expenses	389,220	380,299

Operating income (loss)	(9,178)	36,416

Other (expense) income:
Interest expense, net	(29,851)	(50,556)
Amortization of financing costs	(2,648)	(4,967)
Gain on debt extinguishments	13,683	—
Gain on fresh start debt discharge	622,357	—
Convertible debt payment-in-kind (PIK) interest	(3,656)	(25,824)
Equity in losses of unconsolidated affiliates	(667)	(4,856)
Reorganization items	(28,697)	—
Fresh start accounting adjustments	(39,363)	—
Goodwill impairment loss	—	(9,487)

Total other (expense) income, net	531,158	(95,690)

(Loss) income before income taxes and the cumulative effect of a change in accounting principle	521,980	(59,274)

Income tax expense	(119)	(100)

(Loss) income from continuing operations before cumulative effect of a change in accounting principle	521,861	(59,374)
Loss on discontinued operations	(32,933)	(116,762)
Cumulative effect of change in accounting principle	—	(45,866)

Net (loss) income	$488,928	$(222,002)

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	Common Stock,
	Treasury Stock,
	and Additional
	Paid-in Capital

	Shares		Accumulated
Predecessor Company	Outstanding	Amounts	Deficit	Total

Balances at December 31, 2001	22,266	179,584	(446,510)	(266,926)
Net loss	—	—	(222,002)	(222,002)

Balances at December 31, 2002	22,266	179,584	(668,512)	(488,928)
Net loss for the 11 months ended November 30, 2003	—	—	(94,066)	(94,066)

Balance prior to application of fresh start accounting	22,266	$179,584	(762,578)	(582,994)
Application of fresh start accounting	—	—	582,994	582,994
Cancellation of Predecessor Company equity	(22,266)	(179,584)	179,584	—

Balances at November 30, 2003 of Predecessor Company	—	—	—	—

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	11 Months	Fiscal Year
	Ended	Ended
	November 30,	December 31,
	2003	2002

Cash flows from operating activities:
Net (loss) income	$488,928	$(222,002)
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	—	45,866
Gain on debt extinguishments	(13,683)	—
Gain on fresh start debt discharge	(622,357)	—
Fresh start accounting adjustments	39,363	—
Depreciation and amortization	21,292	25,766
Bad debt provision	3,693	2,263
Payment-in-kind interest	3,656	25,824
Amortization of financing costs	2,648	4,967
Loss (gain) on disposal of property and equipment	9,569	(22,914)
Impairment charges	2,859	14,260
Loss on discontinued operations	32,933	116,762
Income tax expense	119	100
Equity in losses from unconsolidated affiliates	667	4,856
Decrease (increase) in net resident receivable	(2,890)	(4,261)
Decrease in other current assets	4,269	6,057
(Decrease) increase in accounts payable	(1,932)	3,467
(Decrease) increase in accrued expenses and deferred rent	8,908	12,165
(Decrease) increase in past due interest and late fees	(1,621)	10,373
Changes in other assets and liabilities, net	1,496	(2,672)

Net cash (used in) provided by operating activities	(22,083)	20,877

Cash flows (used in) from investing activities:
Payments for property and equipment	(6,832)	(8,544)
Net proceeds from sale of property and equipment	26,760	60,280
Proceeds from sale/leaseback transactions	62,368	39,825
Decrease in notes receivable, net of reserve	—	500
Changes in investments in and advances to unconsolidated affiliates	1,121	(159)
Purchase of joint venture partnership interests	—	(1,400)

Net cash provided by investing activities	83,417	90,502

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	11 Months	Fiscal Year
	Ended	Ended
	November 30,	December 31,
	2003	2002

Cash flows (used in) from financing activities:
Repayments of short-term borrowings	(6,724)	(3,609)
Repayments of debtor-in-possession credit facility	(14,870)	—
Repayments of long-term obligations	(100,877)	(111,314)
Proceeds from issuance of debt	31,870	—
Payments for financing costs	(2,558)	(2,655)
Equity contribution	76,000	—

Net cash used in financing activities	(17,159)	(117,578)

Net (decrease) increase in cash and cash equivalents	44,175	(6,199)
Cash and cash equivalents:
Beginning of period	13,797	19,996

End of period	$57,972	$13,797

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amounts capitalized	$35,739	$55,574
Cash paid (refunded) for reorganization items	7,298	—
Cash paid during year for income taxes	92	(333)
Noncash items:
Notes issued in exchange for joint venture interests	—	1,000
Deconsolidated assets related to subsidiary stock transfer	—	189,221
Deconsolidated liabilities related to subsidiary stock transfer	—	174,534
See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(1)	Nature of Business and Reorganization and Emergence From Chapter 11
       Alterra Healthcare Corporation (when referring to both the Predecessor Company and the Successor Company the term “Company” is used), develops, owns, and operates assisted living residences. As of November 30, 2003, the Successor Company operated and managed 332 residences located throughout the United States with approximate capacity to accommodate 15,300 residents.
       On January 22, 2003, the Predecessor Company Alterra Healthcare Corporation (hereinafter referred to as the Predecessor Company) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware in Wilmington (the Bankruptcy Court) (Case No. 03-10254). All other subsidiaries or affiliates of the Predecessor Company were excluded from the proceeding and continued to conduct business in the ordinary course. The Predecessor Company remained in possession of its assets and properties and continued to operate its business as a debtor-in-possession under the jurisdiction and the orders of the Bankruptcy Court.
       In conjunction with its Chapter 11 Filing, the Predecessor Company secured a $15.0 million debtor-in-possession (the DIP) credit facility from affiliates of certain principal holders of the Predecessor Company’s payment-in-kind securities issued in the summer of 2000.
       On February 4, 2003, the Office of the U.S. Trustee for the District of Delaware appointed an official committee of unsecured creditors in the Bankruptcy Case (the Creditors Committee).
       On March 18, 2003, upon application of the American Stock Exchange (AMEX), the Securities and Exchange Commission struck the Predecessor Company’s common stock and other securities from listing and registration on the AMEX.
       On March 27, 2003, the Predecessor Company filed with the Bankruptcy Court a Plan of Reorganization (the Plan) and a Disclosure Statement Accompanying Plan of Reorganization (the Disclosure Statement). Immediately prior to the filing of its Plan and Disclosure Statement, the Company also filed a motion (the Bidding Procedures Motion) with the Bankruptcy Court seeking approval of bidding procedures with respect to the solicitation and selection of a transaction contemplating either (i) the sale of capital stock of the Company to be effective and funded upon the confirmation and effectiveness of the Plan (an Exit Equity Transaction) or (ii) the sale, as a going concern, of all or substantially all of the assets of the Company to be effective and funded upon the confirmation and effectiveness of the Plan (an Asset Sale Transaction, together with an Exit Equity Transaction, referred to herein as a Liquidity Transaction).
       On July 22, 2003, the Predecessor Company executed an Agreement and Plan of Merger (Merger Agreement) with FEBC, pursuant to which FEBC would acquire 100% of the common stock of the Company upon emergence from the Chapter 11 bankruptcy proceeding. Pursuant to the Merger Agreement, FEBC would pay the Company $76.0 million of merger consideration, which may be adjusted downward in certain circumstances. FEBC would be capitalized with $76.0 million including (i) a $15.0 million senior loan to FEBC from an affiliate of Fortress Investment Trust II LLC (Fortress), a private equity fund, and (ii) $61.0 million of aggregate equity contributions. Fortress would provide approximately 75% of the equity investment to FEBC and would be entitled to appoint a majority of the directors of the Successor Company Alterra Healthcare Corporation (hereafter referred to as the Successor Company). Emeritus Corporation and NW Select LLC would provide the remaining equity capital to FEBC and would each be entitled to appoint one director. The merger consideration would be used (i) to fund costs of the Company’s bankruptcy and reorganization and

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
to provide for the working capital and other cash needs of the Successor Company and (ii) to fund a distribution to the unsecured creditors. In connection with the execution of the Merger Agreement, Emeritus and Fortress delivered a Payment Guaranty to the Successor Company pursuant to which Emeritus and Fortress guaranteed up to $6.9 million and $69.1 million, respectively, of the merger consideration.
       On July 23, 2003, the Predecessor Company presented FEBC’s Merger proposal as the winning bid at a Bankruptcy Court hearing in accordance with the court-approved bidding procedures. Following the hearing, the Bankruptcy Court entered an order authorizing the Predecessor Company to execute the Merger Agreement and approving the proposed Merger as the highest and best bid at the auction conducted by the Predecessor Company on July 17, 2003.
       The Predecessor Company filed an Amended Plan of Reorganization and an Amended Disclosure Statement with the Bankruptcy Court to incorporate the terms and conditions of the Merger. The Amended Disclosure Statement, voting procedures, solicitation package, and ballot forms were approved by the Bankruptcy Court on September 15, 2003. Ballots were mailed September 20, 2003, to those eligible to vote on the amended plan of reorganization. The deadline to return ballots was October 17, 2003, although the Predecessor Company requested permission from the Bankruptcy Court to accept ballots and changed ballots submitted subsequent to the original voting deadline.
       On November 26, 2003, the Bankruptcy Court entered an order confirming the Predecessor Company’s Second Amended Plan of Reorganization. The Successor Company emerged on December 4, 2003 (the Effective Date).
       Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims is approximately $23 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which was to be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Certain liabilities deemed subject to compromise may have been subsequently repaid by the Successor Company, pursuant to the Plan. The following liabilities deemed subject to compromise were eliminated as of the Effective Date of the Successor Company’s emergence (in thousands):

Accounts payable	$7,319
General liability insurance reserve	13,860
Accrued interest on convertible debt and notes payable	24,202
Guaranty liability	58,500
Notes payable	16,008
Short-term notes payable	420
Payment-in-kind debentures	253,892
Original debentures	187,248
Mortgage payable and accrued interest	54,682
Redeemable preferred stock	6,226

Total liabilities subject to compromise	$622,357

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       The aggregate net costs resulting from reorganization of the business have been reported in the Consolidated Statements of Operations separately as reorganization items. For the eleven months ended November 30, 2003, the following reorganization items were incurred (in thousands):

Legal and consulting fees	$13,899
Lender settlements	9,401
Accrued employee retention plan costs	2,967
Bankruptcy administration costs	2,430

Total	$28,697

(2)	Fresh Start Accounting
       On the Effective Date, the Successor Company adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, the Successor Company adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, the Successor Company has adjusted its assets and liabilities to their “fair values” as of December 1, 2003. The Successor Company’s reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of the Successor Company plus the post emergence liabilities existing at the reorganization date. To the extent the fair value of its tangible and identifiable intangible assets net of liabilities exceeded the reorganization value, the excess was recorded as a reduction of the amounts allocated to property and equipment. The net effect of all fresh start accounting adjustments resulted in an expense of $39.4 million, which is reflected in the Predecessor Company’s financial results for the 11 months ended November 30, 2003.
       The amounts recorded in the consolidated balance sheet of the Predecessor Company were materially changed with the implementation of fresh start accounting. Consequently, the consolidated balance sheet of the Successor Company is not comparable to that of the Predecessor Company, principally due to the adjustment of property and equipment, deferred financing costs, deferred gains, supply inventory, goodwill, long-term debt, discharge of liabilities subject to compromise, and the recapitalization of the Successor Company.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       The effects of the application of fresh start accounting on the Predecessor Company’s preconfirmation Condensed Consolidated Balance Sheet are as follows:
ALTERRA HEALTHCARE CORPORATION
REORGANIZED CONDENSED CONSOLIDATED BALANCE SHEET
December 1, 2003
(In thousands)

	Predecessor							Successor
	Company							Company

	November 30,	Debt		New		Fresh start		December 1,
	2003	discharge		capital		adjustments		2003

Assets
Current assets:
Cash and cash equivalents	$11,925	—		76,000	(b)	(29,953	)(b)	57,972
Accounts receivable, net	8,014	—		—		—		8,014
Assets held for sale	30,683	—		—		21,854	(c)	52,537
Prepaid expenses and supply inventory	24,679	—		—		(9,233	)(d)	15,446
Other current assets	8,919	—		—		(38	)(e)	8,881

Total current assets	84,220	—		76,000		(17,370)		142,850
Property and equipment, net	385,232	—		—		7,066		392,298
Goodwill, net	32,257	—		—		(32,257	)(g)	—
Other assets	36,020	—		—		(18,464	)(h)	17,556

Total assets	$537,729	—		76,000		(61,025)		552,704

Liabilities and Stockholders’ Equity
Current liabilities:
Current installments of long-term obligations	$207,027	—		—		(138,076	)(i)	68,951
Current debt maturities on assets held for sale	27,157	—		—		22,057	(i)	49,214
Short-term notes payable	4,595	—		—		(4,595	)(j)	—
Accounts payable	4,763	—		—		117	(e)	4,880
Accrued expenses	86,593	—		—		(11,816	)(k)	74,777
Other liabilities	12,381	—		—		—		12,381

Total current liabilities	342,516	—		—		(132,313)		210,203
Long-term obligations, less current installments	152,950	—		—		111,306	(i)	264,256
Other long-term liabilities	2,900	—		—		(655	)(e)	2,245
Liabilities subject to compromise	622,357	(622,357	)(a)	—		—		—

Total liabilities	1,120,723	(622,357)		—		(21,662)		476,704
Stockholders’ equity (deficit)	(582,994)	622,357		76,000	(b)	(39,363)		76,000

Total liabilities and stockholders’ equity	$537,729	—		76,000		(61,025)		552,704

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       Adjustments reflected in the Reorganized Condensed Consolidated Balance Sheet are as follows:
       (a)  Liabilities subject to compromise are eliminated in accordance with the confirmed Plan.
       (b)  Cash activity includes receipt of $76.0 million of merger proceeds from FEBC reduced by repayment of the $14.9 million DIP credit facility and lender settlements in accordance with the confirmed Plan.
       (c)  Assets held for sale are adjusted to reflect their estimated fair value and include reclassifications from property and equipment to include those assets pending disposition in accordance with the confirmed Plan.
       (d)  Supply inventory is adjusted to reflect the Successor Company’s accounting policy.
       (e)  Other assets and liabilities and accounts payable have been adjusted to reflect their estimated fair value.
       (f)  Net property and equipment have been adjusted to reflect their estimated fair value, reduced by negative reorganization value, and include reclassifications of assets held for sale.
       (g)  Goodwill has been eliminated pursuant to fresh start accounting.
       (h)  Deferred financing and lease costs and deferred loss on sale/leaseback were eliminated in accordance with the confirmed Plan.
       (i)  Current installments of long-term obligations, current debt maturities on assets held for sale, and long-term obligations have been adjusted to reflect their estimated fair value and have been reclassified to reflect appropriate classifications as of December 1, 2003. Additionally, in accordance with the confirmed Plan, the $14.9 million DIP credit facility was repaid and $10.1 million of notes payable were issued to replace the $9.4 million reserve for JV settlements discussed below in (k).
       (j)  Short-term notes payable were repaid with a portion of the merger proceeds in accordance with the confirmed Plan.
       (k)  Adjustments to accrued expenses include the repayment of lender settlements from the Merger proceeds and the replacement of the $9.4 million JV settlement reserve with $10.1 million of notes payable as discussed in (i) above in accordance with the confirmed Plan, offset by certain accruals required for bankruptcy administration costs.

(3)	Summary of Significant Accounting Policies

(a)	Business
       Alterra Healthcare Corporation develops, owns and operates assisted living residences. As of December 31, 2002, the Company operated and managed 332 residences located throughout the United States with approximate capacity to accommodate 15,300 residents.

(b)	Principles of Consolidation
       The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Results of operations of the majority-owned subsidiaries are included from the date of acquisition. All significant intercompany balances and transactions with such subsidiaries have been eliminated in the consolidation. Investments in other affiliated companies in which the Company has a minority ownership position are accounted for on the equity method.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(c)	Use of Estimates
       The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(d)	Recent Accounting Pronouncements
       In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and application has not had a material effect on the Company’s financial statements.
       In December 2003, the FASB issued a revised Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities. This interpretation provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s financial statements if it meets certain criteria as defined in the interpretation. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46R is effective immediately for interests in an entity subject to this interpretation created after December 31, 2003; otherwise, this interpretation is to be applied by the beginning of the first annual period beginning after December 31, 2004. The Corporation early adopted FIN 46R on September 30, 2003. Adoption did not have a material affect on the consolidated financial statements.

(e)	Cash Equivalents
       The Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents for purposes of the consolidated financial statements.

(f)	Supply Inventory
       The Successor Company adopted a policy to expense supply inventory in the period in which the purchases are made. The Predecessor Company capitalized supply inventory associated with newly opened residences. In accordance with the confirmed Plan, all supply inventory was eliminated through fresh start accounting. The Company believes expensing supplies will not materially affect results of operations in future periods.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(g)	Long-lived Assets
       Property and equipment are stated at historical cost net of accumulated depreciation for the Predecessor Company. Property and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Buildings and improvements are depreciated over 40 years, leasehold improvements over 13 years, and furniture, fixtures, and equipment are depreciated over 3 to 7 years. Maintenance and repairs are expensed as incurred. The carrying value of residences owned and operated under capital leases are periodically evaluated for impairment on the established undiscounted cash flows including the residual value of the properties. An impairment loss is recognized when the present value of estimated cash flows, including the estimated residual value, is less than the carrying amount.
       Goodwill of the Company represented the costs of acquired net assets in excess of their fair market values. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.
       Under the transitional provisions of SFAS No. 142, the Company identified its reporting units and performed impairment tests on the net goodwill associated with each of these reporting units. The fair value of the owned reporting units was determined by estimating the terminal value of the future cash flows. The fair value of the leased reporting units was determined by estimating the present value of the cash flows for the life of the lease. Based on this impairment testing, the Company recorded an impairment loss of $54.7 million in the first quarter of 2002, of which $8.8 million is associated and reported with those residences classified as discontinued operations. The impairment loss has been recorded as a cumulative effect of change in accounting principle and as loss on discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2002. As of December 31, 2002, the Company performed its annual impairment test required by the provisions of SFAS No. 142 and an additional impairment loss of $9.5 million was identified based on revised cash flow projections. The $9.5 million annual impairment loss has been recorded in other expenses in the accompanying consolidated statements of operations for the year ended December 31, 2002. As of November 30, 2003, the Company had recorded $32.2 million of goodwill. In accordance with fresh start accounting principles, the Predecessor Company’s goodwill was eliminated effective December 1, 2003.

(h)	Assets Held For Sale
       Property and equipment held for sale are carried at the lower of cost or estimated fair value less costs to sell. Depreciation and amortization are suspended during the period the assets are classified as held for sale.

(i)	Deferred Financing Costs
       Financing costs related to the issuance of debt are capitalized and included in other assets and are amortized to interest expense using the effective-interest method over the term of the related

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
debt. As of December 1, 2003, approximately $15.4 million of net deferred financing costs have been eliminated through fresh start accounting.

(j)	Revenue
       Resident service fees including move-in fees are recognized when services are rendered and are reported at net realizable amounts. Management fees are recognized in the month in which services are performed based on the terms of the management agreements in place for managed residences owned by third parties and, for the Predecessor Company only, those operated under unconsolidated joint venture arrangements. Management fees are generally earned based on a percentage of the residence’s revenues.
       Miscellaneous revenue includes fees from the beauty shop, pharmacy, incontinence care program, and vending machine revenue.

(k)	Income Taxes
       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When it has been determined that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

(l)	Stock Options
       For financial reporting purposes, the Predecessor Company applied the intrinsic value method of APB Opinion No. 25 in accounting for stock options and, accordingly, compensation cost has been recognized only for stock options granted below fair market value. Had the Predecessor Company determined compensation cost based on the fair value method prescribed by SFAS No. 123 the Predecessor Company’s net income would have decreased or net loss would have increased as follows (in thousands):

	11 Months Ended	Year Ended
	November 30, 2003	December 31, 2002

Net income (loss) as reported	$488,928	(222,002)
Compensation expense under the fair value based method	(37)	(40)

Proforma net income (loss)	$488,891	(222,042)

       There were no options granted in 2003 or 2002.
(m)     Reclassifications
       Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(4)	Joint Venture Activity
       The Predecessor Company entered into the following joint venture settlements during 2002:

•	In January 2002 the Company closed on the buyout of joint venture partner interests in one residence with an aggregate capacity of 42 residents in connection with a modification and settlement agreement with one investor group. The Company paid $600,000 in consideration for these acquired interests.

•	In October 2002 the Company closed on the buyout of joint venture partner interests in one residence with an aggregate capacity of 40 residents. In consideration for the acquired interests the Company paid $800,000 in cash and issued a $1.0 million note.

•	In December 2002 the Company entered into an agreement with one joint venture partner pursuant to which the Company agreed to purchase all the remaining joint venture interests not held by the Company in eight residences and to acquire promissory notes previously issued by the Company aggregating approximately $3.6 million in exchange for the issuance of a five year promissory note for $7.2 million from the Company. This settlement was effective with the Plan confirmation and the consummation of the merger.
       The Company entered into the following joint venture settlements during 2003:

•	In October 2003 the Company entered into an agreement with the Company’s remaining joint venture partner group pursuant to which the Company agreed to purchase all of the remaining joint venture interests not held by the Company in 32 residences and to secure the release of the Company with respect to all claims held by these joint venture partners. Pursuant to this settlement agreement approved by the Court, the limited partners are entitled to receive from the Company an aggregate of $2.9 million of five-year promissory notes. This settlement was effective with the Plan confirmation and consummation of the merger.

(5)	Assets Held for Sale
       The Predecessor Company previously adopted a plan to dispose of or terminate leases on 143 residences with an aggregate capacity of 6,499 residents and 33 parcels of land. Residences included in the disposition plan were identified based on an assessment of a variety of factors, including geographic location, residence size, operating performance, and creditor negotiations.
       The Predecessor Company has recorded an impairment loss on its properties held for sale whenever their carrying value cannot be fully recovered through the estimated cash flows, including net sale proceeds. The amount of the impairment loss recognized is the difference between the residence’s carrying value and the residence’s estimated fair value less costs to sell. The Company’s policy is to consider a residence to be held for sale when the Company has committed to a plan to sell such residence and active marketing activity has commenced or it is expected to commence in the near term. During the year ended December 31, 2002, the Predecessor Company recognized an impairment loss of $12.9 million and reclassified as held for sale 19 residences included as part of executed deed in lieu restructuring agreements and six leased residences with pending sales. The impairment loss and revenues and expenses of those residences classified as held for sale subsequent to January 1, 2002 have been recorded as discontinued operations in the consolidated statements of operations.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       As of November 30, 2003, 21 residences and five land parcels are held for sale. Assets held for sale principally comprises current assets and liabilities and net property and equipment. The corresponding mortgage liability is recorded in current debt maturities on assets held for sale. The Company expects to sell these residences and land parcels within twelve months of the date they are designated as held for sale.
       The following table represents condensed operating information included in the loss on discontinued operations of the Consolidated Statements of Operations of the Company (in thousands):

	11 Months Ended	Fiscal Year Ended
	November 30, 2003	December 31, 2002

Operating loss	$(1,824)	(8,559)
Impairment charges	(5,213)	(12,942)
Guaranty liability	—	(58,500)
Net asset write off of former subsidiary	—	(24,060)
Gain (loss) on debt extinguishment	—	5,954
Loss on sale or disposal of residences	(25,896)	(9,826)
Cumulative effect of change in accounting principle	—	(8,829)

Loss on discontinued operations	$(32,933)	(116,762)

       There are a number of factors that may affect the timing of a sale and the sale price that will ultimately be achieved for these residences, including, among other things, the following: potential increased competition from any other assisted living residences in the area, the relative attractiveness of assisted living residences for investment purposes, interest rates, the actual operations of the residence, and the ability to retain existing residents and attract new residents. As a result, there is no assurance as to what price will ultimately be obtained upon a sale of these residences or the timing of such a sale. The estimated fair value of the assets held for sale is reflected in current assets and the outstanding debt related to the assets held for sale is reflected in current liabilities on the consolidated balance sheets.

(6)	Property and Equipment
       As of December 31, 2002, property and equipment comprises the following (in thousands):

2002

Land and improvements	$61,490
Buildings and leasehold improvements	444,880
Furniture, fixtures, and equipment	88,457

Total property and equipment	594,827
Less accumulated depreciation and amortization	(102,702)

Property and equipment, net	$492,125

       At December 31, 2002, property and equipment includes $88.3 million of buildings and improvements held under capital and financing leases. The related accumulated amortization totaled $8.7 million at December 31, 2002.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(7)	Unconsolidated Affiliates and Managed Residences
       The Company managed certain residences operated by joint ventures in which it either had no ownership or a minority ownership position, typically less than 10%. As of December 31, 2002, the Company owned minority equity interests in entities owning or leasing (and also managed) 18 residences. Substantially all the earnings of these unconsolidated residences are included in the consolidated statements of operations. Effective September 30, 2003, the Predecessor Company early adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, and based on an evaluation of the Company’s unconsolidated joint ventures, the residences operating under those joint ventures have been consolidated. Included in other current assets of the Company’s balance sheet are net investment in and advances to affiliates of $1.7 million as of December 31, 2002.
       The results of operations of these unconsolidated and managed residences operating under joint venture arrangements for 11 months ended November 30, 2003 and 2002 are as follows (in thousands):

	11 Months Ended	Fiscal Year Ended
	November 30, 2003	December 31, 2002

Resident service fees	$14,872	41,586
Residence operation expenses	10,800	30,337

Residence profit	4,072	11,249
Management fee expense	704	2,311
Financing expense	3,603	8,338

(Loss) income before tax	$(235)	600

       Financing expense on these residences includes $3.8 million and $13.8 million of lease and mortgage expense in 2003 and 2002 respectively, which represents lease income to the Company from these residences through September 30, 2003.
       The Company also manages certain other residences, including residences managed as a result of the transfer of title to all the stock of its subsidiary to a third party. As of November 30, 2003 and 2002, the Company managed 17 and 29 residences, respectively.

(8)	Restricted Cash and Investments
       Restricted cash and investments consist of debt service reserves with interest rates ranging from 1% to 3% and maturities ranging from one to twelve months.

(9)	Goodwill
       In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” having a required effective date for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective January 1, 2002.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       Supplemental comparative disclosure as if the change had been retroactively applied to the prior period is as follows (in thousands):

	11 Months	Fiscal Year
	Ended	Ended
	November 30,	December 31,
	2003	2002

Reported income (loss) from continuing operations before cumulative effect of change in accounting principle	$521,861	(59,374)
Add: Goodwill amortization	—	—

Adjusted net income (loss) from continuing operations before cumulative effect of change in accounting principle	$521,861	(59,374)

(10)	Other Assets
       Other assets comprises the following at December 31, 2002 (in thousands):

2002

Deferred financing costs, net	$18,710
Lease security deposits	7,443
Deposits and other	7,356

Total other assets	$33,509

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(11)	Long-term Debt, Capital Leases, Redeemable Preferred Stock, and Financing Obligations
       Long-term debt, redeemable preferred stock, capital leases, and financing obligations comprises the following at December 31, 2002 (in thousands):

2002

5.25% convertible subordinated debentures due December 15, 2002, originally callable by the Company on or after December 31, 2000	$112,043
7.00% convertible subordinated debentures due June 1, 2004, originally callable by the Company on or after June 15, 2000	40,355
6.75% convertible subordinated debentures due June 30, 2006, originally callable by the Company on or after July 15, 2000	34,850
9.75% Series A convertible debentures due May 31, 2007, originally callable by the Company on or after May 31, 2003	42,500
9.75% Series B convertible debentures due May 31, 2007, originally callable by the Company on or after May 31, 2003	155,167

9.75% Series C convertible debentures due May 31, 2007, originally callable by the Company on or after May 31, 2003	54,762

Total convertible debt	439,677
Mortgages payable, due from 2004 through 2037; weighted average interest rate of 6.46%	131,719
Capital and financing lease obligation payable through 2020; weighted average interest rate of 11.48%	76,967
Serial and term revenue bonds maturing serially from 2003 through 2013; interest rate of 7.34%	3,405
Notes payable to former joint venture partners through 2008; interest rates of 9.0%	15,286

Capital leases, financing obligations and mortgage payable in default and subject to acceleration; interest rates from 4.35% to 8.0%	306,253

Total long-term obligations	973,307

Less current installments and debt maturities on assets held for sale	801,797

Total long-term obligations, less current installments	$171,510

       Certain of the Company’s debt agreements require the Company to maintain financial ratios, including a debt service coverage ratio and occupancy ratio. As of November 30, 2003 the Company had obtained waivers for all past defaults.
       As of December 31, 2002, the Company was in violation of various covenants with several of its credit facilities. As the Company’s principal credit, lease, and other financing facilities were cross-defaulted to a material default occurring under other credit, lease, or financing facilities, a payment default by the Company under one such facility resulted in the Company being in default under other such facilities. Obligations in the amount of $306.2 million were classified as current liabilities at December 31, 2002 because the applicable lenders had the right to accelerate their loans due to the existence of a default.
       The Mortgages payable are collateralized by security agreements on property and equipment guarantees by the Company. In addition, certain security agreements require the Company to

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
maintain collateral and debt reserve funds. These funds are recorded as restricted cash and long-term investments.
       The Company leases property and equipment with net book values of $88.3 million at December 31, 2002, through various capital and financing leases. See note 18 for further information.
       Unsecured notes payable outstanding to former joint venture partners total $15.3 million at December 31, 2002. See note 4 for further information.
       In 2000, the Company completed a financing transaction in which it issued $173.0 million of convertible debentures and convertible preferred shares to several investors, including affiliates of the Company. The securities issued were initially convertible at $4.00 per share, bear a 9.75% semi-annual payment-in-kind (PIK) coupon or dividend, and have a seven-year maturity. The Company could call the securities at any time after three years if the trading price of the Company’s Common Stock averaged at least $8.00 for the preceding 30 trading days. This initial closing contemplated that the Company had the option to issue up to an additional $29.9 million of these debentures within 180 days following the May 31, 2000 closing. The Company recorded a gain on the early extinguishment of debt of $8.5 million related to its retirement of $41.4 million of convertible debt in the initial closing. On August 10, 2000, the Company exercised its option to issue the additional $29.9 million of securities, thereby increasing the overall financing transaction to a total of $203.0 million (the May 31, 2000 and August 10, 2000 closings are referred to together as the 2000 Equity-Linked Transaction). The securities issued in this transaction include the following:

(a)	Series A Stock
       1,250,000 shares of the Series A Stock were sold for the stated value, $4.00 per share, representing aggregate proceeds of $5 million.

(b)	Series A Debentures
       The $42.5 million original aggregate principal amount of 9.75% Series A convertible pay-in-kind debentures due May 31, 2007 bore PIK interest at 9.75% per annum payable semi-annually in the form of additional Series B debentures on January 1 and July 1 of each year.

(c)	Series B Debentures
       The $112.6 million original aggregate principal amount of 9.75% Series B convertible pay-in-kind debentures due May 31, 2007 bore PIK interest at 9.75% per annum payable semi annually in the form of additional Series B debentures on January 1 and July 1 of each year.

(d)	Series C Debentures
       The $42.8 million original aggregate principal amount of 9.75% Series C convertible pay-in-kind debentures due May 31, 2007 bore PIK interest at 9.75% per annum payable semi-annually in the form of additional Series C debentures on January 1 and July 1 of each year.

(12)	Short-term Notes Payable
       In 2001, the Predecessor Company obtained a $7.5 million Bridge Loan that had an initial six-month term, was secured by first mortgages on several residences, and originally bore interest at an escalating interest rate, commencing at 10% per annum. At the Company’s election, the Bridge Loan

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
was extended by an additional six months whereupon the Bridge Loan became convertible into convertible subordinated debentures of the Company having rights and terms substantially similar to the Series B 9.75% pay-in-kind convertible debentures, but having a conversion price equal to $75 per share of Series B preferred stock (a Common Stock equivalent price of $0.75 per share). The bridge lenders were entitled to participate in any transaction involving the issuance by the Company of equity or equity-linked securities during the term of the Bridge Loan. Effective March 1, 2002, the Company entered into an amendment with the bridge lenders that fixed the interest rate on the Bridge Loan at 9.0% per annum and extended the maturity date for the Bridge Loan to January 5, 2003.

(13)	Accrued Expenses
       Accrued expenses comprise the following at December 31, 2002 (in thousands):

2002

Accrued salaries and wages	$13,520
Accrued interest	30,440
General liability insurance reserve	20,098
Accrued property taxes	6,373
Accrued vacation	4,751
Accrued workers compensation expense	955
Reserve for loss on joint venture settlements	9,407
Accrued professional fees related to bankruptcy administration	766
Other	5,841

Total accrued expenses	$92,151

       The Company is self-insured or retains a portion of the exposure for losses related to workers compensation, healthcare benefits, and general liability costs. The reserves as of December 31, 2002 are based on claims filed and an actuarial estimate of expected losses.

(14)	Stockholders’ Equity
       On December 10, 1998, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, pursuant to which it declared and paid a dividend of one preferred share purchase right (a Right) for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.01 par value per share (the Preferred Shares), of the Company at a price of $130.00 per one one-hundredth of a Preferred Share.

(15)	Stock Options
       Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Generally, stock options had 10-year terms, vested 25% per year, and would become fully exercisable after four years from the date of grant. At December 31, 2002, 1,371,460 shares were available for grant under the Stock Option Plan. There were no options granted or exercised during 2003.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       Stock option activity during the years ended December 31, 2002 was as follows:

	Number	Weighted Average
	of shares	Exercise Price

Balance at December 31, 2000	965,187	$12.65
Granted	1,000,000	1.31
Exercised	—	—
Forfeited	267,170	14.06

Balance at December 31, 2001	1,698,017	5.75
Granted	—	—
Exercised	—	—
Forfeited	569,477	1.31

Balance at December 31, 2002	1,128,540	$7.04

       Stock options outstanding at December 31, 2002 are as follows:

	Number	Average		Number
Range of	Outstanding at	Remaining	Weighted	Exercisable at	Weighted
Exercise	December 31,	Contractual	Average	December 31,	Average
Prices	2002	Life	Price	2002	Price

$ 0.09 - 1.40	501,229	6.0	$1.31	167,896	$1.30
1.40 - 8.69	354,313	4.2	5.80	324,249	5.81
8.70 - 17.94	55,807	4.4	15.66	55,807	15.66
17.95 - 20.81	190,895	6.0	18.80	189,517	18.81
20.82 - 29.56	26,296	5.3	29.34	26,296	29.34

Total	1,128,540	5.2	$7.04	763,765	$9.57

(16)	Income Taxes
       The components of the provision for income taxes for the period ended November 30, 2003 and year ended December 31, 2002, are as follows (in thousands):

	11 Months	Fiscal Year
	Ended	Ended
	November 30,	December 31,
	2003	2002

Income tax expense (benefit):
Current:
Federal	$—	$—
State	119	100

Total current	119	100

Deferred:
Federal	—	—
State	—	—

Total deferred	—	—

Total	$119	$100

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       Deferred tax assets and liabilities consist of the following at December 31, 2002 (in thousands):

2002

Deferred tax assets:
Net operating loss carryforwards	$163,566
Development write-off	2,250
Building reserve	27,352
Accrued expenses	12,593
Investment in unconsolidated affiliates	1,017
Loss contingency	22,815
Other	741

Total deferred tax assets	230,334
Less valuation allowance	(218,899)

Deferred tax assets, net of valuation allowance	$11,435

Deferred tax liabilities:
Property and equipment	$4,550
Deferred gain on sale/leaseback	5,170
Other	1,715

Deferred tax liabilities	$11,435

During 2000, a valuation allowance was established because the Company was uncertain that such deferred tax assets in excess of the applicable reversing deferred tax liabilities would be realized in future years. The valuation allowance established to reduce deferred tax assets as of December 31, 2002 was $218.9 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
       The effective tax rate on income before income taxes varies from the statutory Federal income tax rate as follows:

	11 Months	Fiscal Year
	Ended	Ended
	November 30,	December 31,
	2003	2002

Statutory rate	35.0%	35.0%
State taxes, net	4.0	4.0
Valuation allowance	(59.4)	(25.9)
PIK interest	—	(4.1)
Stock transfer	23.6	(7.1)
Other	(3.3)	(1.9)

Effective rate	(0.1)%	0.0%

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       The Company has approximately $419.4 million of regular net operating loss carryforwards at December 31, 2002. Any unused net operating loss carryforwards will expire commencing in years 2007 through 2022. As a result of the emergence from bankruptcy, the net operating loss carryforwards were reduced to $116.6 million. These net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code.

(17)	Disclosures About Fair Value of Financial Instruments
       The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

(a)	Cash and Cash Equivalents
       The carrying amount approximates fair value because of the short maturity of those instruments.

(b)	Restricted Cash
       The carrying amount approximates fair value because of the short maturity of the underlying investments. Restricted cash is classified as such because it is restricted as collateral for lease arrangements and debt service reserves.

(c)	Short-term Notes Payable, Mortgages Payable, Convertible Subordinated Debentures Payable
       The carrying amount of short-term notes payable approximates fair value because of the short maturity of those instruments.
       The carrying amount of mortgages payable and financing obligations approximates fair value because the stated interest rates approximate fair value.
       The fair value of the Company’s convertible subordinated debentures is estimated based on quoted market prices. At December 31, 2002, the Company’s convertible subordinated debentures had a book value of $187.3 million.

(18)	Sale Leasebacks, Lease Commitments and Contingencies
       Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims is approximately $23 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which will be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Certain creditors of the Company have filed requests for payment with the Bankruptcy Court. Additionally, a number of administrative claims have been filed with the Bankruptcy Court.
       The Company has entered into sale/leaseback agreements with certain REITs as a source of financing the development, construction, and to a lesser extent, acquisitions of assisted living

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
residences. Under such agreements, the Company typically sells to the REIT one or more residences at a negotiated value and simultaneous with such sale, the Company enters into a lease agreement for such residences. The initial terms of the leases vary from 10 to 15 years and include aggregate renewal options ranging from 15 to 30 years. The Company is responsible for all operating costs, including repairs, property taxes, and insurance. The annual minimum lease payments are based upon a percentage of the negotiated sales value of each residence. The residences sold in sale/leaseback transactions typically are sold for an amount equal to or less than their fair market value. The leases are accounted for as operating or capital leases with any applicable gain or loss realized in the initial sales transaction being deferred and amortized into income in proportion to rental expense over the initial term of the lease.
       During 2002, the Company completed sale/leaseback transactions accounted for as a financing of 12 residences with REITs for an aggregate purchase price of $40.6 million. The proceeds of this refinancing were used principally to retire mortgage loan and accrued interest obligations.
       In February 2003, the Company sold 25 residences, extinguished the related debt, and leased back the facilities under an operating lease. The Company also refinanced $6.9 million of debt secured by six residences.
       As of November 30, 2003, the Company had six multi-residence portfolios leased from various REITs. These portfolios include an aggregate of 225 residences with an aggregate capacity of 9,609 beds. The Company has entered into restructuring agreements with respect to five of these leased portfolios, including amendments of certain lease covenants and terms and, in three lease facilities, the conversion of individual leases into single master leases. The cash rent due under one lease facility was modified through the application of various deposits held by the landlord to satisfy a portion of the cash rent obligation in the early years of the restructured master lease.
       The Company is required by certain REITs to obtain a letter of credit as collateral for leased residences. Outstanding letters of credit at November 30, 2003 and December 31, 2002 were $3.5 million.
       In addition to leased residences, the Company leases certain office space and equipment under noncancelable operating leases with remaining initial terms of between 2 and 18 years. Rental expense on all operating leases, including residences, for the 11 month period ended November 30, 2003, and the fiscal year ended December 31, 2002 was $57.8 million, $58.7 million, respectively.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)
       Future minimum lease payments for the next five years and thereafter under noncancelable leases at November 30, 2003, are as follows (in thousands):

	Capital	Operating

2004	$19,410	$59,673
2005	7,728	59,243
2006	7,728	58,548
2007	7,728	55,951
2008	7,728	51,308
Thereafter	142,076	508,828

Total minimum lease payment	192,398	$793,551

Less amount representing interest	115,431

Long-term capital lease obligations	$76,967

       The minimum lease payments presented are the base rents at the initial term of the lease. The base rents may increase after the initial year on certain leases by the increase in the consumer price index and for other leases, as a percentage of increased gross revenues of the leased residence, thus the amounts being paid may be greater than the minimum lease payments.
       From time to time, the Company is involved in various legal proceedings relating to claims arising in the ordinary course of its business. Neither the Company nor its subsidiaries is a party to any legal proceeding, the outcome of which, individually or in the aggregate, is expected to have a material adverse affect on the Company’s financial condition or results of operations.

(19)	Subsequent Events
       An additional nine residences and five land parcels were designated as assets held for sale effective December 1, 2003. In the period from December 1, 2003 to December 31, 2003, nine residences were sold or disposed of and approximately $28.6 million in debt was repaid or was assumed by the buyer.
       In January 2004, the Company paid in full $17.1 million of debt outstanding as of December 31, 2003 relating to seven residences.
       In January 2004, the Company’s Board of Directors approved a plan to sell an additional 13 residences. These properties are included in property and equipment at December 31, 2003 and have a net book value of $11.3 million. The estimated fair value of these properties exceeds their carrying value.
       The Company terminated five residence leases and sold one land parcel subsequent to December 31, 2003. Additionally, pursuant to a prior agreement with one of the Company’s lenders, two residences were foreclosed upon. There was no significant gain or loss associated with these transactions.

Brookdale Senior Living Inc.

PROSPECTUS

11,072,000 Shares
Common Stock
Goldman, Sachs & Co.
Lehman Brothers
Citigroup
UBS Investment Bank
       Until December 16, 2005 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
November 21, 2005.